FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release, dated July 29, 2008, announcing that Banco Santander registered attributable net profit of EUR 4.73 billion in the first half of 2008, an increase of 22% from 2007.

2	Financial Report for First Half of 2008

3	Key Figures for First Half of 2008

4	Presentation to Analysts

Press Release
Banco Santander first half attributable profit rose to EUR 4.73 billion, up 22% from 2007, excluding capital gains
The efficiency ratio stood at 40.4%,
an improvement of 4.2 percentage points from a year earlier
•	Profit was driven by growth in revenues (16%) at a rate of growth 3.5 times higher than costs (5%), enabling net operating income to grow 26%.

•	The increase in revenue was underpinned by spread management and strong sales, despite a more difficult environment. Loans grew by 8% and deposits by 10%, excluding exchange rate effects.

•	Continental Europe registered attributable profit of EUR 2,388 million, with an increase of 13% in commercial units. Loans grew by 10% and deposits by 9%.

•
In Latin America, attributable profit increased by 20% in dollars to $2,171 million, with growth of 20% in loans and 11% in customer resources, measured in local currencies. In euros, attributable profit amounted to EUR 1,420 million (+4%).

•
Abbey’s attributable profit in pounds sterling amounted to £485 million (+20%), with growth of 12% in retail loans and 7% in deposits in pounds. In euros, attributable profit is to EUR 627 million (+4%).

•	The stake in ABN Amro contributed EUR 477 million to the first half results, nearly all generated by Banco Real in Brazil.

•
The non-performing loan rate was 1.34% and the coverage rate was 119%. NPLs in Spain stood slightly above one percentage point (1.08%). These rates compare very favorably with the average of the sector in the markets where the bank operates.

•	The capital ratios underline Banco Santander’s solvency, with a BIS ratio of 11.43% and core capital of 6.32%.

•	Second quarter ordinary profit was EUR 2,524 million, a record for Banco Santander.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, July 29, 2008 — Banco Santander registered attributable profit of EUR 4,730 million in the first half of 2008, an increase of 22% from the year-earlier period, excluding capital gains. This year’s second quarter profit amounted to EUR 2,524 million, the highest in the history of the Group for a single quarter, excluding capital gains. In the same period of last year, recurrent profit amounted to EUR 2,074 million, excluding the EUR 582 million in capital gains obtained from the sale of stakes in Intesa San Paolo of Italy and BPI of Portugal.
These results were obtained against a difficult economic and financial backdrop, during which a large number of global financial institutions, with which Banco Santander is compared, have registered losses and announced significant capital increases. In this environment, Banco Santander has increased its ordinary earning per share (EPS) by 14.3%, underlining Banco Santander’s management skills.
The financial crisis and the slowdown of certain economies have resulted in slower growth in some markets and increased non-performing loans, which have required greater provisions. These effects have been offset by managing prices to adapt to the situation and stepped-up cost control, as revenues rose by 16%, 3.5 times higher the 5% rate of growth in costs.
Results
The first half performance confirms the trend in growth in recurrent earnings, typical of commercial and retail banking, in which net interest revenue (excluding dividends), fees and commissions and insurance premiums have increased on a quarter-by-quarter basis for 15 consecutive quarters, in spite of changes in the business environment. Recurrent commercial revenue was EUR 6,500 million in the second quarter, the third consecutive quarter in which it exceeded EUR 6,000 million.
The Bank registered increases in deposits, which grew 10%, and in loans, which rose 8%. A year ago, loans grew 15% and deposits by 8%. At the same time, businesses have focused on spread management, widening spreads on business to 4.15 points in the last quarter compared to 3.75 points a year ago.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

This combination of growth in business and active management of asset and liabilities prices enabled Banco Santander to increase first half income to EUR 15,080 million, up 16% from the same period of 2007. At the same time, strict cost control kept growth in costs under 5%, lower than the average inflation in the markets where the Group operates. Costs came to EUR 6,174 million in the half.
The differential between growth of income and costs enabled net operating income to grow 26% to EUR 8,853 million. The increased costs include the expansion of Group’s branch network, during the year to June 30th, when it added 124 branches. With the additions, Grupo Santander’s network totals 11,216 branches — which will increase to more than 13,000 with the integration of Banco Real in the second half of this year — consolidating Santander’s position as the bank with the largest retail bank distribution franchise in the western world.
The revenue and cost performance drove a significant improvement in efficiency. At the close of the first half, costs amounted to 40.4% of total revenues, an improvement of 4.2 percentage points from a year earlier and almost nine points since June of 2006, when the efficiency ratio was 50%. In Spain, the Santander branch network and Banesto combined efficiency ratio improved to 37%; Latin America, 37.7%, and United Kingdom (Abbey) continued its improvement to 46.7%. Abbey’s costs came to 70% of revenues in 2004, the year Santander acquired the bank.
Strong growth in net operating income was accompanied by an increase of 65% in loan-loss provisions, which amounted to EUR 2,475 million. This increase is linked to the worsening of the environment, growth in business, and a change in the business mix to more profitable sectors. Even with these provisions, attributable profit grew 22%, to EUR 4,730 million. The profit for the half-year was entirely recurrent, as no extraordinary capital gains were registered in the period.

By geographical areas, Continental Europe recorded net income of EUR 2,388 million, a decline of 3% from the same period last year due mainly to the smaller contribution of wholesale banking as a result of the reduction in corporate transactions in Spain. Retail units grew 13%, to EUR 2,092 million.
Abbey’s profit increased 20% in pounds, to £485 million (EUR 627 million, up 4%) thanks to an 11% rise in revenues whilst costs remained stable (up 2%). Thus, Banco Santander’s profit in Europe amounted to EUR 3,015 million, 64% of total Group profit.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In Latin America, attributable profit grew 20% in dollars, its operating currency, to US$2,171 million, exceeding for the first time US$2 billion profit in a single half year. In euros, attributable profit rose 4% to EUR 1,420 million. The greatest contribution was made by Brazil, where profit rose by 27%, to US$767 million (EUR 501 million), followed by Mexico, with an increase of 34% to US$562 million (EUR 367 million) and Chile, where attributable profit increased by 15% to US$395 million (EUR 259 million).
By businesses, retail banking registered ordinary pretax profit of EUR 4,858 million, up 9%. Growth was affected by the depreciation of the pound and the dollar against the euro, as Latin America’s retail banking profit grew by 24% in dollars and the UK’s retail banking activity increased 21% in pounds, and stands at 8% and 6%, respectively, in euros. However, a large part of this negative exchange rate effect is offset by the Group’s financial transactions, including centrally-managed coverage of interest rate fluctuations.
Global Wholesale Banking registered a pretax profit of EUR 1,135 million, down 22%, reflecting exceptional revenues generated by large corporate transactions during last year’s first quarter. Second quarter pretax profit this year, at EUR 543 million, is little changed from the EUR 576 million registered in the second quarter of 2007. Asset management and Insurance pretax profit amounted to EUR 295 million, practically the same as last year, with mutual funds affected by flows into deposits as well as the market situation.
Business
Santander concluded the first half of 2008 with EUR 1,050,928 million in funds under management. Of these, EUR 918,332 million are on the balance sheet, up 4%. Excluding the effect of the depreciation of certain currencies, Santander grew 8% in lending and 10% in deposits.
Group gross lending was EUR 572,624 million at the end of June 2008, up 2% in euros and 8% excluding the effect of the dollar’s and the pound’s depreciation. Continental Europe accounted for 57% of this lending, the United Kingdom (Abbey) 31% and Latin America the remaining 12%.
In Continental Europe, lending grew by 10%, to EUR 319,677 million, with increases in all countries and units. In Spain, the Santander branch network grew 6% and Banesto 11%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Loans to the residential sector, which basically reflect the lending business in Spain, rose by 9%. Lending with real collateral, mainly mortgages, grew 6%. In Portugal, Santander Totta grew 10%.
Santander Consumer, which grew lending by 13%, continued its expansion, both organic (branch openings in Germany and Italy) and through selective acquisitions. Santander agreed during this year to acquire General Electric Money’s consumer finance and cards businesses in UK, Germany, Austria and Finland, with a portfolio of EUR 9,100 million. Moreover, Santander Consumer agreed to acquire Royal Bank of Scotland’s EUR 2,200 million consumer finance loan portfolio in Germany, Netherlands, Belgium and Austria. These businesses will be integrated in the Group’s accounts during the second half of the year, following completion of the acquisition.
Loan volume in Latin America came to EUR 69,375 million, an increase of 9% in euros and around 20% in local currencies. Brazil and Chile grew by 21%, while Mexico rose 16%.
Abbey continued its restructuring, closing the first half of the year with loan volume of EUR 170,945 million. Mortgage lending grew 13%, to a balance of £118,700 million. Net mortgage production amounted to £8,300 million, compared to £3,600 million registered in the same period of last year.
At the close of the first half of the year, the non-performing loan rate was 1.34% compared to 0.83% a year earlier. The coverage ratio stood at 119%, down 50 points. The Group’s loan-loss provisions amount to EUR 10,212 million, of which EUR 6,292 million were generic, which has continue to grow as a consequence of the growth of the business.
The non-performing loan rate continued below 1% in the UK (0.70%) and in Spain, where the Group’s businesses (the Santander branch network, Banesto, Santander Consumer Finance, OpenBank y Banif) have a non-performing loan rate of just over one percent point (1.08%). The businesses in Latin America have an NPL rate of 2.16%. The non-performing loan rates of the Group are well below the average of the financial sector in all markets where it operates.
The Group’s total customer funds under management came to EUR 758,562 million at the end of June 2008. This figure was affected by the sale of the Latin American pension fund management companies, the effect of the dollar and the pound’s depreciation, and the placement of EUR 7,000 million of Valores Santander in October 2007. Excluding these effects, funds under management rose 3%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Continental Europe accounted for 48% of the Group’s total customer funds under management with EUR 302,764 million. On-balance managed resources rose by 8%, with an increase of 9% in deposits, while off-balance resources drop 24%, overall due to the fall of mutual funds. In Spain, the Santander branch network grew 20% in deposits, including Valores Santander, and Banesto, 19%. In Portugal, Santander Totta grew 16%, with a focus on medium-term deposits.
Customer funds in Latin America amounted to EUR 138,357 million, growth of 11% excluding exchange rate effects and the sale of the pension fund business in the region, which had assets of EUR 18,564 million. In deposits, Brazil grew 36%, Chile 20% and Mexico 9%.
Abbey ended the quarter with EUR 184,382 million in customer funds. Deposits grew 7%, whilst mutual funds were down 21% due to the finalisation of an institutional customers’ temporary management agreement.
The ABN AMRO acquisition
On May 29th, 2007, Banco Santander, together with the Royal Bank of Scotland (RBS) and Fortis, announced its intention to put forward an offer to acquire ABN AMRO. The offer was made on July 20th last year. The three banks offered EUR 35.6 in cash for each ABN Amro share, as well as 0.296 new shares of RBS.
Santander’s investment in its share of the ABN Amro assets came to near EUR 21,000 million. This investment was reduced by EUR 10,100 million as a result of the sale of Antonveneta, Interbanca and of a small consumer finance company in the Netherlands. Santander has also acquired from RBS the global clients portfolio in Brazil, and from Fortis asset management activities in Brazil.
The Netherlands Bank issued a Declaration of No Objection for the global separation of ABN AMRO businesses last March 4th and an individual one for Banco Real on July 22nd. The Central Bank of Brazil in turn authorised on July 23rd the purchase and subsequent integration of Banco Real in Grupo Santander. This acquisition took effect on July 24th. The investment in the acquisition of Banco Real comes to about EUR 11,000 million.
Recommended acquisition of Alliance & Leicester
On July 14th, Banco Santander and Alliance & Leicester agreed the terms of a recommended offer by Santander for all the capital of the British bank. Under this offer, Alliance & Leicester’s shareholders would receive one Santander share for every three of their bank. As at announcement, this exchange valued Alliance & Leicester at £1,259 million, a premium of 36.4% to the A&L share price on the last business day before the offer was announced.
In addition, A&L plans to declare an interim dividend of 18 pence in cash per A&L share prior to completion of the transaction.
The acquisition is conditional on, among other things, the approval by general meetings of shareholders of both banks, planned for September, as well as the UK High Court, British and Spanish regulators and the relevant antitrust authorities.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The share and the dividend
Banco Santander’s eligible capital came to EUR 53,243 million at the close of June, with a surplus of EUR 15,975 million above the required minimum. With this capital base, the BIS ratio, measured with criteria of Basel II, stands at 11.43%, Tier I at 7.88% and core capital at 6.32%. These ratios underline Santander’s capital strength.
The Santander share ended the first half of 2008 at EUR 11.67, a decline of 14.8% from the price at the end of June 2007, a better performance than the average of the market and the bank indexes. At June 30, 2008, Santander’s market capitalization came to EUR 72,988 million, which made Santander the leading bank in the eurozone by market capitalization and the sixth in the world.
The Board of Directors has approved a total dividend against 2008 results which will be paid next August 1st. The amount of this dividend is EUR 0.135234 per share, 10% higher than the one distributed last year against 2007 results.
Grupo Santander’s shareholder base comes to 2,255,266 shareholders. Some 131,153 persons work in the Group, serving 65 million customers in 11,216 branches.
For more information: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%

Net interest income (w/o dividends)	8,175	7,130	1,045	14.7
Dividends	315	284	31	10.9

Net interest income	8,490	7,414	1,076	14.5

Income from companies accounted for by the equity method	614	160	454	284.2
Net fees	4,128	4,049	79	1.9
Insurance activity	180	167	14	8.2

Commercial revenue	13,412	11,789	1,623	13.8

Gains (losses) on financial transactions	1,668	1,197	471	39.4

Gross operating income	15,080	12,986	2,094	16.1

Income from non-financial services	59	77	(18)	(23.5)
Non-financial expenses	(36)	(41)	5	(12.7)
Other operating income	(76)	(69)	(7)	—
Operating expenses	(6,174)	(5,906)	(269)	4.5
General administrative expenses	(5,559)	(5,284)	(275)	5.2
Personnel	(3,325)	(3,122)	(203)	6.5
Other administrative expenses	(2,234)	(2,162)	(72)	3.3
Depreciation and amortisation	(615)	(622)	7	(1.1)

Net operating income	8,853	7,048	1,805	25.6

Impairment loss on assets	(2,544)	(1,521)	(1,023)	67.3
Loans	(2,475)	(1,497)	(977)	65.3
Goodwill	—	—	—	—
Other assets	(69)	(24)	(46)	192.4
Other income	(211)	(222)	12	—

Profit before taxes (w/o capital gains)	6,099	5,305	794	15.0

Tax on profit	(1,109)	(1,223)	113	(9.3)

Net profit from ordinary activity	4,990	4,082	908	22.2

Net profit from discontinued operations	3	63	(60)	(95.9)

Net consolidated profit (w/o capital gains)	4,992	4,145	848	20.4

Minority interests	262	268	(7)	(2.4)

Attributable profit to the Group (w/o capital gains)	4,730	3,876	854	22.0

Net extraordinary capital gains and allowances	—	582	(582)	(100.0)

Attributable profit to the Group	4,730	4,458	272	6.1

Customer loans
Million euros

			Variation
	30.06.08	30.06.07	Amount	%	31.12.07

Public sector	6,574	5,640	933	16.5	5,633
Other residents	233,521	213,526	19,995	9.4	227,512
Commercial bills	15,954	17,423	(1,469)	(8.4)	18,248
Secured loans	125,889	118,639	7,250	6.1	123,371
Other loans	91,678	77,464	14,214	18.3	85,893
Non-resident sector	332,529	342,129	(9,600)	(2.8)	341,027
Secured loans	199,623	198,927	696	0.3	199,316
Other loans	132,906	143,201	(10,296)	(7.2)	141,711

Gross customer loans	572,624	561,295	11,328	2.0	574,172

Loan-loss allowances	9,522	8,610	912	10.6	8,695

Net customer loans	563,101	552,686	10,416	1.9	565,477

Pro memoria: Doubtful loans	8,455	5,320	3,135	58.9	6,070
Public sector	1	1	(0)	(2.4)	1
Other residents	3,439	1,374	2,065	150.3	1,812
Non-resident sector	5,015	3,945	1,070	27.1	4,257

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	30.06.08	30.06.07	Amount	%	31.12.07

Public sector	11,742	12,509	(767)	(6.1)	15,239
Other residents	109,450	96,497	12,953	13.4	103,772
Demand deposits	51,123	53,284	(2,160)	(4.1)	53,779
Time deposits	40,414	26,973	13,442	49.8	31,007
REPOs	17,913	16,241	1,672	10.3	18,986
Non-resident sector	221,067	224,971	(3,904)	(1.7)	236,693
Demand deposits	111,439	121,699	(10,260)	(8.4)	117,699
Time deposits	83,623	73,479	10,144	13.8	78,287
REPOs	22,788	27,675	(4,887)	(17.7)	37,538
Public Sector	3,217	2,117	1,099	51.9	3,168

Customer deposits	342,259	333,977	8,282	2.5	355,704

Debt securities	239,257	239,149	108	0.0	233,634
Subordinated debt	33,965	31,828	2,137	6.7	35,670

On-balance-sheet customer funds	615,481	604,954	10,527	1.7	625,009

Mutual funds	104,210	133,774	(29,564)	(22.1)	119,211
Pension funds	11,324	31,629	(20,305)	(64.2) *	11,952
Managed portfolios	17,062	20,809	(3,747)	(18.0)	19,814
Savings-insurance policies	10,484	8,520	1,965	23.1	9,009

Other customer funds under management	143,080	194,731	(51,651)	(26.5)	159,986

Customer funds under management	758,562	799,685	(41,123)	(5.1) *	784,995

(*).-	Without impact of the sale of pension funds management institutions in Latin America, pension funds: -2.3%; customer funds under management: -2.7%
Shareholders’ equity and minority interests
Million euros

			Variation
	30.06.08	30.06.07	Amount	%	31.12.07

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	28,212	16,879	11,334	67.1	23,458
Treasury stock	(50)	(109)	59	(54.1)	(0)

On-balance-sheet shareholders’ equity	51,660	40,267	11,393	28.3	46,955

Attributable profit	4,730	4,458	272	6.1	9,060
Interim dividend distributed	—	—	—	—	(1,538)

Shareholders’ equity at period-end	56,390	44,725	11,665	26.1	54,478

Interim dividend not distributed	(846)	(769)	(77)	10.0	(2,532)

Shareholders’ equity	55,544	43,956	11,588	26.4	51,945

Valuation adjustments	(2,126)	1,886	(4,013)	—	722
Minority interests	2,335	2,304	31	1.3	2,358
Preferred securities	483	664	(181)	(27.3)	523
Preferred securities in subordinated debt	6,901	7,365	(464)	(6.3)	7,261

Shareholders’ equity and minority interests	63,137	56,175	6,961	12.4	62,810

Computable capital and BIS II ratio
Million euros

30.06.08

Core capital	29,428
Basic capital	36,713
Supplementary capital	23,030
Deductions*	(6,499)

Computable capital	53,243

Risk-weighted assets	465,859

BIS II ratio	11.43

Tier I (before deductions)	7.88

Core capital	6.32

Shareholders’ equity surplus (BIS II ratio)	15,975

(*).-
Mainly corresponding to the stake in RFS Holdings, recorded by the equity method. This company holds the businesses acquired from ABN AMRO until their definitive separation and subsequent incorporation into the Group by global integration.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Abbey
TO LET
Santander

Santander

Financial Report
First Half
08

Financial Report First Half 08

2	January — June 2008

KEY CONSOLIDATED DATA
KEY CONSOLIDATED DATA

			Variation
	H1 ’08	H1 ’07	Amount	(%)	2007

Balance sheet (million euros)
Total assets	918,332	885,603	32,728	3.7	912,915

Net customer loans	563,101	552,686	10,416	1.9	565,477

Customer funds under management	758,562	799,685	(41,123)	(5.1)	784,995
Shareholders’ equity	55,544	43,956	11,588	26.4	51,945

Total managed funds	1,050,928	1,071,815	(20,887)	(1.9)	1,063,892

Income statement (million euros)
Net interest income (w/o dividends)	8,175	7,130	1,045	14.7	14,882

Commercial revenue	13,412	11,789	1,623	13.8	24,096
Gross operating income	15,080	12,986	2,094	16.1	27,095

Net operating income	8,853	7,048	1,805	25.6	14,842

Net profit from ordinary activity	4,990	4,082	908	22.2	8,518

Attributable profit to the Group (1)	4,730	3,876	854	22.0	8,111

EPS, profitability and efficiency (%)
EPS (euro) (1) (2)	0.7100	0.6210			1.2789
Diluted EPS (euro) (1) (2)	0.7064	0.6181			1.2657
ROE (1)	18.60	19.62			19.61
ROA (1)	1.12	0.97			0.98
RORWA (1)	1.90	1.72			1.76
Efficiency ratio	40.37	44.56			44.22

Capital (BIS II in H1’08) and NPL ratios (%)
BIS ratio	11.43	13.09			12.66
Tier I	7.88	7.90			7.71
Core capital	6.32	6.27			6.25
NPL ratio	1.34	0.83			0.95
NPL coverage	118.70	169.16			150.55

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	11.67	13.69			14.79
Market capitalisation (million euros)	72,988	85,621			92,501
Book value (euro) (2)	8.30	7.03			7.76
Price / Book value (X) (2)	1.41	1.95			1.91
P/E ratio (X) (1)	8.22	11.02			11.56

Other data
Number of shareholders	2,255,266	2,315,649			2,278,321
Number of employees	131,153	130,417			131,819
Continental Europe	48,167	46,987			47,838
United Kingdom	16,489	16,613			16,827
Latin America	64,773	65,063			65,628
Financial management and equity stakes	1,724	1,754			1,526
Number of branches	11,216	11,092			11,178
Continental Europe	5,983	5,906			5,976
United Kingdom	705	705			704
Latin America	4,528	4,481			4,498

Information over profit with extraordinary capital gains and allowances
Attributable profit to the Group	4,730	4,458	272	6.1	9,060
EPS (euro) (2)	0.7100	0.7143			1.4287
Diluted EPS (euro) (2)	0.7064	0.7110			1.4139
ROE	18.60	22.57			21.91
ROA	1.12	1.10			1.09
RORWA	1.90	1.96			1.95

(1).-	In H1’07 and December 2007 data without extraordinary capital gains and allowances.

(2).-	The December 2007 and H1 ‘08 calculations, include in the denominator the number of shares needed to compulsorily convert the “Valores Santander”.

Note:
The financial information here was approved by the Board of Directors at its meeting on July 21, 2008, following a favourable report from the Audit and Compliance Committee on July 15. In its review, the Committee vouched that the information had been drawn up in accordance with the same principles and practices as the annual financial statements. In addition, the external auditors issued their corresponding report on the Group’s consolidated financial statements at June 30, 2008 as envisaged in Royal Decree 1362/2007.

January — June 2008	3

ATTRIBUTABLE PROFIT

Million euros
EARNINGS PER SHARE (EPS)

Euros
GROSS OPERATING INCOME

Million euros
NET OPERATING INCOME

Million euros
EFFICIENCY RATIO

%
ROE

%
DISTRIBUTION OF ATTRIBUTABLE PROFIT BY GEOGRAPHICAL SEGMENTS

H1’08
DISTRIBUTION OF PROFIT BEFORE TAXES BY BUSINESS SEGMENTS

H1’08

4	January — June 2008

HIGHLIGHTS OF THE PERIOD
HIGHLIGHTS OF THE PERIOD
•
Attributable profit in the first half, excluding capital gains, was EUR 4,730 million, 22.0% more than in the same period of 2007. The second quarter profit was EUR 2,524 million, setting yet another quarterly record.

•	Earnings per share, excluding capital gains, were 14.3% higher at EUR 0.7100. The calculation for 2008 includes the conversion of the “Valores Santander.”

•	ABN contributed EUR 291 million of profit (the net difference between EUR 477 million of profit and a financing cost after tax of EUR 186 million).

•	The higher profit was based on excellent management of the “jaws” (differential of 11.6 p.p. between the growth in gross operating income and the rise in expenses).

•
Gross operating income increased 16.1%, backed by all components, especially net interest income. Costs in the first half increased 4.5% and the second quarter’s were only 0.4% more than the first quarter’s.

•	The efficiency ratio was 40.4%, 4.2 p.p. better than in the first half of 2007.

•
Thanks to the growth in gross operating income and the improved efficiency ratio, net operating income was 25.6% higher. The second quarter’s net operating income was 9.0% higher than the first quarter’s.

•
Net loan-loss provisions increased 65.3% over H1’07, mainly because of the different environment as well as larger business volumes and the change of mix toward more profitable segments. The provisions made in the second quarter were 18.0% more than in the first quarter.

•	The Group’s balance sheet remains strong:
•
NPL and coverage ratios of 1.34% and 119%, respectively, for the Group as a whole, which compare very well with our international peers. The NPL ratio in Spain (1.08%) also compares well versus the market. Generic funds, moreover, amounted to EUR 6,292 million.

•	Solid capital ratios. On the basis of BIS II rules, the BIS ratio was 11.43% and core capital 6.32%.

•
Comfortable liquidity position: proven access to medium and long term wholesale financing (over EUR 18,000 million issued in the first half) and unused discount capacity with the European Central Bank of around EUR 50,000 million.

•	At the end of June, the Santander share price was EUR 11.67. In the second quarter, the first half and year-on-year it outperformed the benchmark banking indices.

•	As of August 1, the first interim dividend of EUR 0.1352 charged to 2008 earnings will be paid, 10% more than the same one in 2007.

•	Of note in the business areas (greater detail on pages 20 to 45):
•
Continental Europe: solid contribution from the large units (+13.2% in attributable profit year-on-year), spurred by the networks in Spain (Santander Branch Network+Banesto: +15.8%). For the area as a whole, the year-on-year comparisons were not so good because of lower wholesale banking revenues compared to record ones in the first half of 2007.

•
United Kingdom: attributable profit was 19.6% higher than in H107 in sterling because of greater revenues and flat costs. The market share of net mortgage lending rose in the last few months and spreads improved.

•	Latin America: attributable profit was up 20.1% in dollars (+24.8% before discontinued operations). Growth was fuelled by solid revenues and management of “jaws”, which offset the higher provisions.
•	Other significant developments (more detail on pages 47 and 48):
•	Santander and Alliance & Leicester reached an agreement on the terms of a recommended acquisition by Santander of the entire issued and to be issued share capital of A&L.

•
Acquisition of the Continental European consumer finance assets of Royal Bank of Scotland was completed and a definitive agreement was reached with GE in relation to the acquisition of certain assets of GE Money and the sale of Interbanca.

•	Once the pertaining authorizations were granted the purchase of Banco Real and assets in Brazil was completed.

•	The magazine Euromoney named Santander “Best Bank in the World”.

January — June 2008	5

CONSOLIDATED FINANCIAL REPORT
GENERAL BACKGROUND
The global economy at the end of June showed clear signs of a downturn which is expected to continue in the coming months. This is due to financial markets that have still not returned to normal after the turmoil and, above all, soaring raw material prices, especially oil, and their negative impact on inflation and economic growth.
The US economy remained weak and moved close to almost zero growth in the second quarter. The risks of recession, however, seem to have evaporated thanks to the Fed’s sharp cuts in interest rates (from 4.25% at the beginning of the year to the current 2.0%) and to the government’s packet of fiscal measures.
Latin America’s growth remains strong as a result of the effectiveness of its recent policies, the greater credibility of its institutions, prudent management of the bonanza and higher prices for its raw materials. This dynamism and soaring oil and food prices, however, pushed up inflation, forcing central banks, despite strong local currencies, to raise interest rates in the main economies including Brazil, Chile and Mexico. Higher interest rates and the downturn in the global economy will slacken the pace of Latin America’s average growth, but it will still continue to be above 4% in 2008 and higher in Brazil.
The Euro zone economy, after a strong first quarter spurred by Germany, slowed down in the spring and this will continue in the second half of the year. Growth in 2008 will be below 2%. Other factors apart from those already mentioned are the euro’s appreciation and the lack of a stimulus in economic policy similar to that in the US. Indeed, the spurt in inflation led the European Central Bank to raise its repo rate to 4.25% (held at 4% since June 2007). The euro remains very strong against the dollar (EUR1=$1.58) and sterling (EUR1=£0.79).
The Spanish economy is slowing down at a much faster pace than envisaged. Growth this year will be less than 2%. As well as the petering out of a very long period of growth (13 years), other factors stem from the unfavourable international environment: the economy’s high financing needs at a time of turmoil in financial markets, loans to households at variable interest rates in a context of rising rates and the high consumption of energy per unit of product at a time when oil prices are soaring (lifting inflation to 5%). Unlike in previous cycles, however, Spain’s general government accounts are healthy and the economy is more flexible and so should be able to return to a growth path more quickly.
The UK economy was still growing briskly at the start of the year, but is now slowing down. Average growth in 2008 will be below 2%. Inflation was running at 3.8% and on an upward trend, which is exerting more pressure on the Bank of England to raise its base rate (held at 5% for the last three months).
EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	H1’ 08	H1’ 07	30.06.08	31.12.07	30.06.07

US$	1.5291	1.3290	1.5764	1.4721	1.3505
Pound sterling	0.7746	0.6747	0.7923	0.7334	0.6740
Brazilian real	2.5942	2.7166	2.5112	2.5963	2.5951
New Mexican peso	16.2356	14.5485	16.2298	16.0740	14.5645
Chilean peso	712.1239	709.0288	821.3832	733.0322	711.6460
Venezuelan bolivar fuerte	3.2845	2.8535	3.3841	3.1610	2.8999
Argentine peso	4.8260	4.1347	4.7702	4.6684	4.1916
GRUPO SANTANDER RESULTS
Grupo Santander’s first half earnings continued to grow notably and compare very well with those of other large international banks.
The Group’s attributable profit was EUR 4,730 million, up from EUR 4,458 million in the first half of 2007. The 2007 figure includes the net extraordinary capital gains and allowances from the sale of 1.79% of Intesa Sanpaolo and of 4.67% of Banco Portugués do Investimento. Excluding them, the Group’s attributable profit was 22.0% higher. All comments made from now on do not take these capital gains into account.
Earnings per share (EPS) of EUR 0.7100 were 14.3% more than in the first half of 2007 (the calculation for H108 includes the number of shares that the “Valores Santander” issued in October 2007 will have to be converted into).
These rates of growth were achieved in an environment of economic slowdown, liquidity tensions and uncertainty in the main financial markets. This led the Group to emphasise the focus on the management priorities already announced for 2008: spreads; “jaws”, with particular attention on costs; liquidity; risks and discipline in financial and capital management.
The main developments in the first half were:
•
Gross operating income remained solid: in an environment of economic slowdown, it was 16.1% higher than in the first half of 2007 and the quarterly trend was maintained. All revenue lines did well, particularly net interest income without dividends, which offset the lower growth in business volumes. The evolution of spreads was very positive, especially in loans.

6	January — June 2008

CONSOLIDATED FINANCIAL REPORT
INCOME STATEMENT

			Variation
Million euros	H1’ 08	H1’ 07	Amount	(%)

Net interest income (w/o dividends)	8,175	7,130	1,045	14.7

Dividends	315	284	31	10.9

Net interest income	8,490	7,414	1,076	14.5

Income from companies accounted for by the equity method	614	160	454	284.2

Net fees	4,128	4,049	79	1.9
Insurance activity	180	167	14	8.2

Commercial revenue	13,412	11,789	1,623	13.8

Gains (losses) on financial transactions	1,668	1,197	471	39.4

Gross operating income	15,080	12,986	2,094	16.1

Income from non-financial services	59	77	(18)	(23.5)
Non-financial expenses	(36)	(41)	5	(12.7)
Other operating income	(76)	(69)	(7)	—
Operating expenses	(6,174)	(5,906)	(269)	4.5
General administrative expenses	(5,559)	(5,284)	(275)	5.2
Personnel	(3,325)	(3,122)	(203)	6.5
Other administrative expenses	(2,234)	(2,162)	(72)	3.3
Depreciation and amortisation	(615)	(622)	7	(1.1)

Net operating income	8,853	7,048	1,805	25.6

Impairment loss on assets	(2,544)	(1,521)	(1,023)	67.3
Loans	(2,475)	(1,497)	(977)	65.3
Goodwill	—	—	—	—
Other assets	(69)	(24)	(46)	192.4
Other income	(211)	(222)	12	—

Profit before taxes (w/o capital gains)	6,099	5,305	794	15.0

Tax on profit	(1,109)	(1,223)	113	(9.3)

Net profit from ordinary activity	4,990	4,082	908	22.2

Net profit from discontinued operations	3	63	(60)	(95.9)

Net consolidated profit (w/o capital gains)	4,992	4,145	848	20.4

Minority interests	262	268	(7)	(2.4)

Attributable profit to the Group (w/o capital gains)	4,730	3,876	854	22.0

Net extraordinary capital gains and allowances	—	582	(582)	(100.0)

Attributable profit to the Group	4,730	4,458	272	6.1

Promemoria:
Average total assets	895,150	858,487	36,662	4.3
Average shareholders’ equity	50,850	39,515	11,335	28.7
NET INTEREST INCOME
(W/O DIVIDENDS)

Million euros
COMMERCIAL REVENUE
(W/O DIVIDENDS)

Million euros

January — June 2008	7

CONSOLIDATED FINANCIAL REPORT
QUARTERLY

	2007				2008
Million euros	Q1	Q2	Q3	Q4	Q1	Q2

Net interest income (w/o dividends)	3,459	3,671	3,886	3,866	3,966	4,209
Dividends	48	236	74	56	60	255

Net interest income	3,507	3,907	3,960	3,922	4,025	4,464

Income from companies accounted for by the equity method	60	100	89	193	341	273
Net fees	2,034	2,015	1,972	2,019	2,073	2,055
Insurance activity	79	87	83	70	88	92

Commercial revenue	5,681	6,108	6,103	6,203	6,528	6,884

Gains (losses) on financial transactions	488	709	856	945	819	849

Gross operating income	6,168	6,818	6,960	7,149	7,347	7,733

Income from non-financial services	34	43	33	42	23	36
Non-financial expenses	(18)	(22)	(15)	(23)	(16)	(19)
Other operating income	(34)	(36)	(42)	(7)	(37)	(39)
Operating expenses	(2,915)	(2,990)	(3,084)	(3,219)	(3,081)	(3,093)
General administrative expenses	(2,609)	(2,675)	(2,749)	(2,907)	(2,774)	(2,786)
Personnel	(1,530)	(1,592)	(1,639)	(1,749)	(1,656)	(1,669)
Other administrative expenses	(1,079)	(1,083)	(1,110)	(1,158)	(1,117)	(1,117)
Depreciation and amortisation	(307)	(315)	(334)	(312)	(308)	(307)

Net operating income	3,236	3,812	3,852	3,942	4,236	4,618

Impairment loss on assets	(683)	(838)	(898)	(1,130)	(1,162)	(1,382)
Loans	(670)	(827)	(890)	(1,082)	(1,135)	(1,340)
Goodwill	—	—	—	(14)	—	—
Other assets	(13)	(11)	(8)	(33)	(27)	(42)
Other income	(88)	(134)	(153)	(7)	(208)	(3)

Profit before taxes (w/o capital gains)	2,465	2,839	2,801	2,805	2,866	3,233

Tax on profit	(567)	(655)	(580)	(589)	(531)	(579)

Net profit from ordinary activity	1,898	2,184	2,220	2,216	2,335	2,654

Net profit from discontinued operations	30	33	36	13	1	2

Net consolidated profit (w/o capital gains)	1,927	2,217	2,257	2,230	2,336	2,656

Minority interests	125	143	143	109	130	132

Attributable profit to the Group (w/o capital gains)	1,802	2,074	2,113	2,121	2,206	2,524

Net extraordinary capital gains and allowances	—	582	—	368	—	—

Attributable profit to the Group	1,802	2,656	2,113	2,488	2,206	2,524

EPS w/o capital gains (euros)	0.2887	0.3323	0.3390	0.3189	0.3310	0.3790

Diluted EPS w/o capital gains (euros)	0.2874	0.3307	0.3375	0.3101	0.3287	0.3777

NET OPERATING INCOME

Million euros
ATTRIBUTABLE PROFIT TO THE GROUP

Million euros

8	January — June 2008

CONSOLIDATED FINANCIAL REPORT
NET FEES AND INSURANCE BUSINESS

			Variation
Million euros	H1’ 08	H1’ 07	Amount	(%)

Commissions for services	2,013	1,793	220	12.3
Credit and debit cards	452	387	64	16.6
Account management	286	281	5	1.8
Commercial bills	137	110	27	24.2
Guarantees and other contingent liabilities	182	174	8	4.7
Other transactions	956	840	116	13.8
Mutual & pension funds	795	951	(156)	(16.4)
Securities services	376	553	(177)	(32.0)
Insurance	944	753	192	25.4

Net fees	4,128	4,049	79	1.9

Insurance activity	180	167	14	8.2

Net fees and insurance business	4,308	4,216	92	2.2

•
Slower rise in expenses: the growth in gross operating income (slower than in 2007) went hand in hand with a smaller rise in costs, which were 4.5% higher than in the first half of 2007. Their growth in 2007 was 10.5% and 5.7% in the first quarter of 2008. The “jaws” (the difference between thegrowth in the two items) of 11.6 p.p. produced a further gain in the efficiency ratio to 40.4% (44.6% in H107).

•
Loan loss provisions: up 65.3%, due to the increase in NPLs in some markets, the strategy of growth in the most profitable products but with a higher risk premium and the release of provisions in the first quarter of 2007 in some units.

•
Quality and sustainability of results: net operating income less provisions, which best reflects the underlying business, was 14.9% higher than in the first half of 2007 and 5.7% more than in the first quarter of 2008.

In order to appropriately interpret the Group’s results the following three aspects should be taken into account:
•
In line with accounting rules, the results from businesses sold in 2007 are recorded on a net basis in discontinued operations. This enables management of the recurrent businesses to be better monitored.

•
The first half of 2008 includes a net positive impact of EUR 291 million from the incorporation of ABN AMRO (EUR 477 million of profits, mainly from Banco Real, recorded as income accounted for by the equity method, and a financing cost after tax of EUR 186 million).

•
Comparing gross operating income and expenses with 2007 is negatively affected by the evolution of the dollar’s and sterling’s average exchange rates against the euro, and positively by Latin American currencies. The impacts as regards the euro are: -4/-5 p.p. in the Group’s total, -15 p.p. in the UK and -4 p.p. in Latin America.

Net interest income was 14.5% higher at EUR 8,490 million. Excluding dividends and the cost of financing of ABN AMRO (as its revenues are not included here), the increase was 18.4%, again higher (in the second quarter) than in the previous (the first) quarter, something that has been the case every quarter since the beginning of 2005.
This was due to a moderate rise in business volumes, more so in Latin America, as well as improved customer spreads in some of the main units.
Net fee income and insurance revenue increased 2.2% year-on-year. This moderate growth was due, on the one hand, to the fall in fee income from mutual and pension funds, and, on the other, lower revenues from wholesale banking business, as fees from services grew 12.3%. Of note were those from cards and commercial bills. Good performance also from insurance (+25.4%).
Continental Europe’s net fee income and insurance revenue dropped 2.7% because of the two aforementioned negative effects, the UK’s only rose 1.9% in sterling, affected by regulatory changes that are impacting the whole of the British financial system, and Latin America’s, excluding the exchange rate impact, rose 20.3% (strong growth in all lines).
Income accounted for by the equity method amounted to EUR 614 million, with a strong rise in the contribution from ABN AMRO. Excluding the latter, it was EUR 137 million (EUR 23 million lower year-on-year due to the lower contribution from Cepsa).
GROSS OPERATING INCOME AND EXPENSES
% variation H1’08 / H1’07
EFFICIENCY RATIO
%

January — June 2008	9

CONSOLIDATED FINANCIAL REPORT
OPERATING EXPENSES

			Variation
Million euros	H1’ 08	H1’ 07	Amount	(%)

Personnel expenses	3,325	3,122	203	6.5
General expenses	2,234	2,162	72	3.3
Information technology	241	248	(8)	(3.2)
Communications	203	204	(1)	(0.5)
Advertising	247	273	(26)	(9.6)
Buildings and premises	490	421	70	16.5
Printed and office material	65	68	(3)	(4.1)
Taxes (other than profit tax)	131	129	2	1.5
Other expenses	857	818	38	4.7

Personnel and general expenses	5,559	5,284	275	5.2

Depreciation and amortisation	615	622	(7)	(1.1)

Total operating expenses	6,174	5,906	269	4.5

Commercial revenue was 13.8% higher year-on-year at EUR 13,412 million. Gross operating income grew at a faster pace (+16.1%), after incorporating EUR 1,668 million of gains on financial transactions (+39.4%). These higher gains were due to the good performance of all operating areas (+8.5%) and the larger contribution from the euro/dollar and euro/sterling positions within Financial Management and Equity Stakes which partly offset the impact of currency depreciation in the operating areas.
Operating expenses increased 4.5% (personnel: +6.5%; general: +3.3% and amortisations and depreciation: -1.1%), a much slower pace than the rise in gross operating income and significantly slower than the growth in previous quarters.
All the retail banking units in Europe and Latin America as well as the global units registered growth in costs consistent with the Group’s disciplined approach and with its ongoing business development plans, as well as meeting the efficiency objectives. The UK’s costs only rose 2.5% in sterling, maintaining an excellent performance.
The growth differential between gross operating income and expenses (“jaws”) was 11.6 p.p. for the whole Group, producing a further gain in efficiency from 44.6% in H107 to 40.4% a year later.
Net operating income grew 25.6% to EUR 8,853 million. A large part of this growth was due to the operating areas, which overall increased 15.1%, and the rest to Financial Management and Equity Stakes, thanks to the larger contribution from the hedge positions and the incorporation of ABN AMRO.
The net impairment loss on assets for the first half was EUR 2,544 million. Most of this (EUR 2,475 million) were net loan-loss provisions (+65.3% over H1’07).
Most business units registered year-on-year increases because of the growth in lending, the change in the mix of portfolio, a rise in risk premiums in some countries, in line with the markets’ performance and, lastly, the release of specific provisions (Santander Branch Network and Portugal) and generic provisions (Wholesale Banking) in 2007, which were not repeated this year.
Other income, which includes provisions for possible contingencies, was EUR 211 million negative (EUR 222 million negative in H1’07).
Profit before tax was EUR 6,099 million. After incorporating the tax charge, the income from discontinued operations (EUR 63 million in the first half of 2007, because of the sale of pension fund management businesses in Latin America), and minority interests, attributable profit excluding capital gains was 22.0% higher at EUR 4,730 million (+EUR 854 million).
NET LOAN-LOSS PROVISIONS

			Variation
Million euros	H1’ 08	H1’ 07	Amount	(%)

Non performing loans	2,801	1,814	986	54.4
Country-risk	(6)	27	(33)	—
Recovery of written-off assets	(320)	(344)	24	(6.9)

Total	2,475	1,497	977	65.3

10	January — June 2008

CONSOLIDATED FINANCIAL REPORT
BALANCE SHEET

			Variation
Million euros	30.06.08	30.06.07	Amount	(%)	31.12.07

Assets
Cash on hand and deposits at central banks	19,594	20,386	(792)	(3.9)	31,063
Trading portfolio	135,993	182,319	(46,325)	(25.4)	158,800
Debt securities	56,659	76,490	(19,830)	(25.9)	66,331
Customer loans	6,345	32,994	(26,650)	(80.8)	23,704
Equities	8,656	12,481	(3,825)	(30.6)	9,744
Other	64,333	60,354	3,980	6.6	59,021
Other financial assets at fair value	31,314	29,327	1,987	6.8	24,829
Customer loans	8,701	8,257	444	5.4	8,022
Other	22,614	21,070	1,544	7.3	16,808
Available-for-sale financial assets	38,726	40,504	(1,779)	(4.4)	44,349
Debt securities	31,557	32,258	(702)	(2.2)	34,187
Equities	7,169	8,246	(1,077)	(13.1)	10,162
Loans	624,224	558,916	65,308	11.7	579,530
Deposits at credit institutions	56,755	32,368	24,387	75.3	31,760
Customer loans	548,056	511,434	36,622	7.2	533,751
Other	19,413	15,113	4,299	28.4	14,019
Investments	17,211	4,949	12,261	247.7	15,689
Intangible assets and property and equipment	11,246	13,048	(1,802)	(13.8)	11,661
Goodwill	13,138	14,489	(1,351)	(9.3)	13,831
Other	26,885	21,664	5,221	24.1	33,162

Total assets	918,332	885,603	32,728	3.7	912,915

Liabilities and shareholders’ equity
Trading portfolio	111,133	126,002	(14,870)	(11.8)	122,754
Customer deposits	13,213	15,347	(2,134)	(13.9)	27,992
Marketable debt securities	10,212	19,243	(9,031)	(46.9)	17,091
Other	87,708	91,412	(3,705)	(4.1)	77,671
Other financial liabilities at fair value	36,041	39,206	(3,166)	(8.1)	33,156
Customer deposits	10,266	9,825	442	4.5	10,669
Marketable debt securities	8,157	11,103	(2,945)	(26.5)	10,279
Other	17,617	18,279	(662)	(3.6)	12,208
Financial liabilities at amortized cost	668,620	622,764	45,856	7.4	652,952
Due to central banks and credit institutions	71,749	52,185	19,564	37.5	77,434
Customer deposits	318,780	308,806	9,974	3.2	317,043
Marketable debt securities	220,887	208,803	12,085	5.8	206,265
Subordinated debt	33,965	31,828	2,137	6.7	35,670
Other financial liabilities	23,238	21,142	2,097	9.9	16,540
Insurance liabilities	14,959	12,902	2,057	15.9	13,034
Provisions	15,668	17,208	(1,540)	(8.9)	16,571
Other liability accounts	15,676	18,710	(3,034)	(16.2)	16,368
Preferred securities	483	664	(181)	(27.3)	523
Minority interests	2,335	2,304	31	1.3	2,358
Equity adjustments by valuation	(2,126)	1,886	(4,013)	—	722
Capital stock	3,127	3,127	—	—	3,127
Reserves	48,532	37,139	11,393	30.7	43,828
Attributable profit to the Group	4,730	4,458	272	6.1	9,060
Less: dividends	(846)	(769)	(77)	10.0	(1,538)

Total liabilities and shareholders’ equity	918,332	885,603	32,728	3.7	912,915

January — June 2008	11

CONSOLIDATED FINANCIAL REPORT
CUSTOMER LOANS

			Variation
Million euros	30.06.08	30.06.07	Amount	(%)	31.12.07

Public sector	6,574	5,640	933	16.5	5,633
Other residents	233,521	213,526	19,995	9.4	227,512
Commercial bills	15,954	17,423	(1,469)	(8.4)	18,248
Secured loans	125,889	118,639	7,250	6.1	123,371
Other loans	91,678	77,464	14,214	18.3	85,893
Non-resident sector	332,529	342,129	(9,600)	(2.8)	341,027
Secured loans	199,623	198,927	696	0.3	199,316
Other loans	132,906	143,201	(10,296)	(7.2)	141,711

Gross customer loans	572,624	561,295	11,328	2.0	574,172

Loan-loss allowances	9,522	8,610	912	10.6	8,695

Net customer loans	563,101	552,686	10,416	1.9	565,477

Pro memoria: Doubtful loans	8,455	5,320	3,135	58.9	6,070
Public sector	1	1	(0)	(2.4)	1
Other residents	3,439	1,374	2,065	150.3	1,812
Non-resident sector	5,015	3,945	1,070	27.1	4,257
CONSOLIDATED BALANCE SHEET
Total managed funds at the end of June amounted to EUR 1,050,928 million. Of this amount, 87% (EUR 918,332 million) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In order to correctly interpret this information, it is necessary to take into account two factors, both of them negative. On the one hand, a perimeter effect on managed funds from the sale of pension fund management institutions in Latin America and, on the other, an exchange-rate impact from the depreciation of the dollar, sterling and the main Latin American main currencies except the Brazilian real against the euro. The impact of both factors on the changes in customer balances was 6 p.p. negative on loans and 5 p.p. negative on customer funds.
The group’s gross lending amounted to EUR 572,624 million, 2.0% higher year-on-year (+8.5% excluding the exchange-rate effect). Lending to “other resident sectors” increased 9.4%, with secured loans up 6.1% and the rest of credits 18.3%, reflecting the good performance of balances with individual customers and SMEs, and commercial bills declined 8.4%. Loans to the nonresident sector dropped 2.8%, clearly affected by exchange rates (around 10 p.p.).
Continental Europe’s total lending increased 10%. In Spain, the Santander Branch Network’s loans grew 6% and Banesto’s 11%, with lower growth in mortgages and the best performance in credits to SMEs and businesses. Santander Consumer Finance’s credit grew 13% year-on-year and Portugal’s 10%.
GROSS CUSTOMER LOANS

Billion euros
CUSTOMER LOANS TO OTHER RESIDENT SECTORS

Billion euros

12	January — June 2008

CONSOLIDATED FINANCIAL REPORT
The UK’s balances were 13% lower in euros, hit by sterling’s depreciation (-15%) and the lower activity in short-term markets. Excluding these effects, mortgage growth was 13%, while UPLs, with a very low share of total lending in line with the Group’s strategy set several quarters ago, declined 20%.
Latin America’s lending increased 9% in euros and around 20% in local currency (+21% in Brazil, +16% in Mexico and +21% in Chile).
Lending in the second quarter 2008 was 3.4% higher than in the first quarter of 2008, with no exchange rate impact.
At the end of June, Continental Europe accounted for 57% of the Group’s total lending, the UK for 31% and Latin America 12%.
Total customer funds under management amounted to EUR 758,562 million (5% lower year-on-year, impacted by the perimeter effect and exchange rates).
Deposits excluding repos increased 4%, subordinated debt 7% and marketable securities remained unchanged from June 2007. Mutual funds, meanwhile, declined 22%, pension funds 64% and investment-savings insurance increased 23%.
All these percentages are affected by the exchange-rate impact and by the sale of pension fund management institutions in Latin America, as well as the placement of EUR 7,000 million of “Valores Santander” recorded in shareholders’ funds and not in customer funds.
On a like-for-like basis and eliminating the exchange-rate impact, deposits increased 12%, pension funds declined by 2% and total customer funds managed rose 3% instead of the aforementioned drop of 5%.
Continental Europe’s balances increased 8% (+12% including “Valores Santander”). In Spain, where more than 82% of Continental Europe’s balances are concentrated, they rose 11% in the last 12 months and off-balance sheet ones declined 24%, notably influenced by customers’ preference in the last quarters for time deposits. Nevertheless, the Group held its leadership position in mutual funds in Spain (market share above 20%,). In Portugal, the focus was on deposits. They grew 16%, particularly time deposits.
GROSS CUSTOMER LOANS

June 2008. % o/ operating areas
Customer deposits in the UK, excluding repos, rose 10% in sterling, while mutual funds dropped 21% because of the ending of management commitments with institutional clients.
In Latin America, on a like-for-like basis, total customer funds (on- and off-balance sheet) increased 11% excluding the exchange-rate impact. Deposits excluding repos grew 36% in Brazil, 20% in Chile and Venezuela, 11% in Argentina and 9% in Mexico, the latter due to lower financing needs as a result of the amortisation of the Fobaproa paper. The region’s total mutual funds increased 4%. Of note was the growth in Mexico.
Continental Europe accounted for 48% of customer funds, the UK 30% and Latin America 22%.
The three main lines of the Group’s financing plans in the first half were:
•
The Group continued to show its capacity to obtain medium-and long-term financing in an environment of complex markets. It took advantage of the “market’s windows” to issue EUR 17,000 million of senior debt and EUR 1,426 million of covered bonds. Senior and subordinated debt that matured in the first half had a countervalue of EUR 13,906 million and EUR 471 million, respectively.

CUSTOMER FUNDS UNDER MANAGEMENT

Billion euros

(*)	Exchange rate effect excluded, total: +3.0%; on balance sheet: +8.4%

Note:	Previous quarters adjusted with the impact of the sale of pension funds management institutions in Latin America and the placement of “Valores Santander”
CUSTOMER FUNDS UNDER MANAGEMENT

June 2008. % o/ operating areas

January — June 2008	13

CONSOLIDATED FINANCIAL REPORT
CUSTOMER FUNDS UNDER MANAGEMENT

			Variation
Million euros	30.06.08	30.06.07	Amount	(%)	31.12.07

Public sector	11,742	12,509	(767)	(6.1)	15,239
Other residents	109,450	96,497	12,953	13.4	103,772
Demand deposits	51,123	53,284	(2,160)	(4.1)	53,779
Time deposits	40,414	26,973	13,442	49.8	31,007
REPOs	17,913	16,241	1,672	10.3	18,986
Non-resident sector	221,067	224,971	(3,904)	(1.7)	236,693
Demand deposits	111,439	121,699	(10,260)	(8.4)	117,699
Time deposits	83,623	73,479	10,144	13.8	78,287
REPOs	22,788	27,675	(4,887)	(17.7)	37,538
Public Sector	3,217	2,117	1,099	51.9	3,168

Customer deposits	342,259	333,977	8,282	2.5	355,704

Debt securities	239,257	239,149	108	0.0	233,634
Subordinated debt	33,965	31,828	2,137	6.7	35,670

On-balance-sheet customer funds	615,481	604,954	10,527	1.7	625,009

Mutual funds	104,210	133,774	(29,564)	(22.1)	119,211
Pension funds	11,324	31,629	(20,305)	(64.2)*	11,952
Managed portfolios	17,062	20,809	(3,747)	(18.0)	19,814
Savings-insurance policies	10,484	8,520	1,965	23.1	9,009

Other customer funds under management	143,080	194,731	(51,651)	(26.5)	159,986

Customer funds under management	758,562	799,685	(41,123)	(5.1)*	784,995

(*).-	Without impact of the sale of pension funds management institutions in Latin America, pension funds: -2.3%; customer funds under management: -2.7%
•
Securitisations of mortgage loans, consumer finance and loans to SMEs amounted to EUR 30,000 million. This enabled us to increase the total assets eligible for discounting in the European Central Bank to more than EUR 50,000 million at the end of June.

•	Lastly, the Group intensified the emphasis on capturing of deposits by the retail networks.
All these measures strengthened the Group’s position at a time of instability in the markets and enabled Santander to enjoy a comfortable liquidity situation.
Goodwill (pertaining to the entities which are consolidated by global incorporation) was EUR 13,138 million, EUR 1,351 million lower year-on-year.
Bank of Spain circular 3/2008 on determining and controlling minimum shareholders’ funds came into force on June 10. This completed the transfer to Spanish legislation of the directives on capital requirements set by the Basel Committee on Banking Supervision (BIS II), following its adoption in the EU.
The main novelties, regarding capital requirements (Pillar I), concern the possibility of using the Internal Ratings Based Approach (IRB) for calculating risk weighted exposures, as well as including operational risk in them. The aim is to make regulatory requirements more sensitive to all risks that banks face.
MUTUAL FUNDS

Million euros	30.06.08	30.06.07	Var. (%)

Spain	55,254	78,934	(30.0)
Portugal	4,623	6,333	(27.0)
United Kingdom	8,741	12,980	(32.7)
Latin America	35,592	35,526	0.2

Total	104,210	133,774	(22.1)

PENSION FUNDS

Million euros	30.06.08	30.06.07	Var. (%)

Spain	9,915	10,118	(2.0)
Portugal	1,409	1,472	(4.3)
Latin America	—	20,039	(100.0)

Total	11,324	31,629	(64.2)*

(*).-	Without impact of the sale of pension funds management institutions in Latin America: -2.3%

14	January — June 2008

CONSOLIDATED FINANCIAL REPORT
SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

			Variation
Million euros	30.06.08	30.06.07	Amount	(%)	31.12.07

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	28,212	16,879	11,334	67.1	23,458
Treasury stock	(50)	(109)	59	(54.1)	(0)

On-balance-sheet shareholders’ equity	51,660	40,267	11,393	28.3	46,955

Attributable profit	4,730	4,458	272	6.1	9,060
Interim dividend distributed	—	—	—	—	(1,538)

Shareholders’ equity at period-end	56,390	44,725	11,665	26.1	54,478

Interim dividend not distributed	(846)	(769)	(77)	10.0	(2,532)

Shareholders’ equity	55,544	43,956	11,588	26.4	51,945

Valuation adjustments	(2,126)	1,886	(4,013)	—	722
Minority interests	2,335	2,304	31	1.3	2,358
Preferred securities	483	664	(181)	(27.3)	523
Preferred securities in subordinated debt	6,901	7,365	(464)	(6.3)	7,261

Shareholders’ equity and minority interests	63,137	56,175	6,961	12.4	62,810

A supervisory review process is also established to improve internal management of risks and self-assessment of economic capital (Pillar II), as well as elements regarding information and market discipline (Pillar III).
In this context, Grupo Santander obtained authorisation on June 25 from the Bank of Spain to adopt the IRB for calculating the requirements of shareholders’ funds by credit risk of Santander (parent bank), Banesto and Abbey (jointly with the UK’s Financial Services Authority).
These banks account for more than 70% of the consolidated risk exposure. Grupo Santander has made a commitment with the Bank of Spain to gradually apply the internal models for determining shareholders’ funds by credit risk for almost all the Group’s banks. Close to 95% of exposure will be covered under IRB models. The whole process will be validated on a coordinated basis by the Bank of Spain and the supervisors of each of the countries where the Group is present, mainly Europe and the Americas.
The Bank of Spain has particularly appreciated the efforts to establish advanced techniques, made possible by our robust and consistent technological platforms, the advanced methodologies of internal models and risk information systems for several years now and for having shown a high level of integration in management.
COMPUTABLE CAPITAL AND BIS II RATIO

Million euros	30.06.08

Core capital	29,428
Basic capital	36,713
Suplementary capital	23,030
Deductions*	(6,499)

Computable capital	53,243

Risk-weighted assets	465,859

BIS II ratio	11.43
Tier I (before deductions)	7.88

Core capital	6.32

Shareholders’ equity surplus (BIS II ratio)	15,975

(*).-
Mainly corresponding to the stake in RFS Holdings, recorded by the equity method. This company holds the businesses acquired from ABN AMRO until their definitive separation and subsequent incorporation into the Group by global integration.

CAPITALS RATIO
%

January — June 2008	15

CONSOLIDATED FINANCIAL REPORT
The new regulatory standards are already having a positive impact on Grupo Santander’s capital ratios. As a result of using the internal models, the risk weighted exposure declined and thus the capital needs are lower. This improvement is partly offset by the greater penalisation from including operational risk and the fact that the inclusion of generic provisions among second category funds is now limited to 60%.
In accordance with the criteria of BIS II, Grupo Santander’s shareholders’ equity amounted to EUR 53,243 million at the end of June. The surplus above the minimum requirement was EUR 15,975 million.
The BIS II ratio was 11.43%. Tier 1 stood at 7.88% and core capital was 6.32% (+0.26 p.p. since June 2007 calculated in accordance with the criteria of BIS I).
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

Million euros	H1’ 08	H1’ 07

Available-for-sale financial assets	(2,307)	(1,071)
Other financial liabilities at fair value	—	—
Cash flow hedges	(124)	(39)
Hedges of net investments in businesses abroad	743	34
Exchange differences	(1,159)	92
Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	(2,848)	(984)

Net consolidated profit (published)	4,992	4,727
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	4,992	4,727

Parent Bank	1,882	3,474
Minority interests*	262	268

Total revenues and expenses	2,144	3,743

(*).-	In addition in the first half of 2008, the net loss directly recognised in equity relating to minority interests amounted to a loss of EUR 133 million (EUR 76 million loss in the same period of 2007).
RATING AGENCIES
On July 8, Fitch affirmed the Group’s ratings and outlook as well as those of its main subsidiaries, reflecting the soundness of the retail subsidiaries, their profitability, business diversification, good risk management systems, asset quality and capital position.
Subsequently, after announcing the offer made for Alliance & Leicester, all rating agencies confirmed Banco Santander’s ratings.

	Long	Short	Financial
	term	term	strength	Outlook

Standard & Poor’s	AA	A1 +		Stable
Fitch Ratings	AA	F1 +	A/B	Stable
Moody’s	Aa1	P1	B	Stable
DBRS	AA	R1 (high)		Stable

16	January — June 2008

RISK MANAGEMENT
CREDIT RISK MANAGEMENT (*)

			Variation
Million euros	30.06.08	30.06.07	Amount		(%)	31.12.07

Non-performing loans	8,604	5,354	3,250		60.7	6,179
NPL ratio (%)	1.34	0.83	0.51	p.		0.95
Loan-loss allowances	10,212	9,056	1,156		12.8	9,302
Specific	3,921	3,136	785		25.0	3,275
General-purpose	6,292	5,920	372		6.3	6,027
NPL coverage (%)	118.70	169.16	(50.46	p.)		150.55
Credit cost (%) **	0.66	0.37	0.29	p.		0.50

Ordinary non-performing and doubtful loans ***	6,195	3,861	2,334		60.5	4,335
NPL ratio (%) ***	0.97	0.60	0.37	p.		0.67
NPL coverage (%) ***	164.84	234.55	(69.71	p.)		214.58

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets

(***)	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets
RISK MANAGEMENT
The financial markets have been very volatile for several quarters, with liquidity tensions in the money markets and greater aversion to risk, initially triggered by the meltdown in the US subprime mortgage market. In this environment, Grupo Santander tightened management of structural liquidity.
Santander has zero risk in the subprime mortgage segment and a low volume of activity in structured products. Moreover, its exposure to hedge funds, asset-backed securities, monolines, conduits, etc, is limited. In short, it has an exposure to structured financial products with a low level of complexity and subject to strict supervision by the Group’s senior management.
As a result, there was no need to make any writedowns other than those related to ordinary loans.
Credit risk management
The Group’s non-performing and doubtful loans continued to rise, due to the less favourable macroeconomic climate, the increased volume of loans and the change of mix (mainly in Latin America) toward more profitable products, but with a higher risk premium.
The Group’s NPL ratio was 1.34%, 51 b.p. more than in June 2007 (+39 b.p. over December) but still comparing very well with international standards. The same can be said about coverage, which although lower than a year ago was still 119%, again comparing very well with our international peers.
NPL RATIO AND NPL COVERAGE
%
NPL RATIO AND NPL COVERAGE. SPAIN
%

January — June 2008	17

RISK MANAGEMENT
NON-PERFORMING LOANS BY QUARTER

	2007				2008
Million euros	Q1	Q2	Q3	Q4	Q1	Q2

Balance at beginning of period	4,608	4,936	5,354	5,738	6,179	7,148
+ Net additions	1,058	1,047	1,256	1,531	1,854	2,451
- Write-offs	(729)	(629)	(872)	(1,090)	(884)	(996)

Balance at period-end	4,936	5,354	5,738	6,179	7,148	8,604

Net loan-loss provisions (deducting bad debts recovered) were EUR 2,346 million, representing 0.66% of average credit risk (last 12 months), compared to EUR 1,247 million (0.37%) in the first half of 2007. The higher cost of credit is being offset by an increase in the spreads on loans, reflected in higher gross operating income.
In Spain, according to the latest figures published, the Group’s NPL ratio compares well with the sector as it evolved relatively better over the last few years. It rose by 57 b.p. to 1.08% in the year to June and NPL coverage was 165%.
Santander Consumer Finance’s NPL ratio was 3.49% in June (+71 b.p. in 12 months). NPL coverage was 90% (23 p.p. lower than a year ago).
The NPL ratio in Portugal (1.53%) was higher than in the first quarter of 2008 and than in June 2007 (+26 b.p.), while NPL coverage (93%) was lower than in both periods.
In the UK, the NPL ratio was 0.70%, 10 b.p. more than last December and 15 b.p. higher than in June 2007. NPL coverage was 55%, 11 p.p. lower than in December and 23 p.p. below June 2007.
The NPL ratio in Latin America was 2.16% (+55 b.p. since June 2007). NPL coverage was 121%, 30 p.p. below June 2007.
Market risk management
The risk of trading activity, measured in Daily Value-at-Risk, averaged around EUR 33.4 million. It ranged between EUR 29.9 million and EUR 39.8 million. The main reason for the variations during the first half were the movements in the treasury positions of Brazil, Madrid and Mexico, except for the sudden increase on June 6 when the VaRD reached a high for the second quarter. This increase was the result of the increased volatility in the euro interest rate curve, following the ECB meeting at which its president spoke of a possible hike in July to contain inflation. The subsequent reduction in the VaRD was due to the reduced fixed-income positions of Madrid’s treasury.
TRADING PORTFOLIOS. VaRD BY REGION
SECOND QUARTER

	2008		2007
Million euros	Avg	Latest	Avg

Total	33.4	32.0	28.9

Europe	19.9	15.9	9.2
USA	0.9	1.0	2.0
Latin America	24.8	24.9	24.7
NPLs AND LOAN-LOSS ALLOWANCES
June 2008. Million euros
TRADING PORTFOLIOS.
VaRD PERFORMANCE 2008
Million euros
TRADING PORTFOLIOS. VaRD BY PRODUCT
SECOND QUARTER 2008

Million euros	Min	Avg	Max	Latest
Total trading
Total VaRD	29.9	33.4	39.8	32.0

Diversification effect	(7.0)	(10.6)	(14.0)	(11.3)
Fixed income VaRD	26.5	29.1	35.1	28.0
Equity VaRD	4.4	5.6	9.6	5.4
Currency VaRD	7.1	9.3	12.1	9.9

18	January — June 2008

THE SANTANDER SHARE
THE SANTANDER SHARE
Shareholder remuneration
The fourth interim dividend of EUR 0.2820 per share charged to 2007’s profits was paid on May 1, bringing the total dividend for last year to EUR 0.6508 per share. This was 25% higher than the 2006 dividend.
The Board of Directors approved the payment of the first interim dividend of EUR 0.1352 (+10%) charged to 2008’s earnings, which will be paid as of August 1.
Share’s performance
Stock markets fell during the first half because of the lack of investor confidence arising from the uncertain economic environment. The main worries of investors were the situation of financial sector, higher inflation, driven by soaring oil prices, and interest rates evolution.
At the end of June, the Santander share price was EUR 11.67, 7.5% lower than in the first quarter. Nevertheless, the SAN share performed better than the Spanish and international markets over the last 12 months: it declined 14.8% compared to a fall of 19.1% in the Ibex-35, 26.4% in the DJ Stoxx 50 and 44.4% in the DJ Stoxx Banks.
Capitalisation
Santander is the largest bank in the Euro zone and the sixth in the world by market value. Its capitalisation at the end of June was EUR 72,988 million.
The share’s weighting in the DJ Stoxx 50 was 2.79%, 8.19% in the DJ Stoxx Banks and 17.65% in Spain’s Ibex-35.
Trading
The number of Santander shares traded during the first six months of 2008 was 11,852 million for an effective value of EUR 150,021 million, making it the most traded share in the DJ Stoxx 50 with a liquidity ratio of 190%. The average daily number of shares traded was 94.1 million, amounting to EUR 1,191 million.
Shareholder base
The total number of shareholders at June 30 was 2,255,266, of which 2,233,524 were European (84.94% of the capital stock) and 13,888 from the Americas (14.84%).
Excluding the Board, which held 3.81% of the capital, individual shareholders held 34.20% and institutional ones 61.99%.
COMPARATIVE PERFORMANCE OF SHARE PRICES
December 28, 2007 to June 30, 2008
THE SANTANDER SHARE. June 2008

Shareholders and trading data
Shareholders (number)		2,255,266
Shares outstanding (number)		6,254,296,579
Average daily turnover (no. of shares)		94,064,446
Share liquidity* (%)		190

Dividend per share	euros	%**
First interim dividend 2007 (01.08.07)	0.122940	15.0
Second interim dividend 2007 (01.11.07)	0.122940	15.0
Third interim dividend 2007 (01.02.08)	0.122940	15.0
Fourth interim dividend 2007 (01.05.08)	0.281961	41.0
First interim dividend 2008 (01.08.08)	0.135234	10.0

Price movements during the year
Beginning (28.12.07)		14.79
Highest		14.76
Lowest		10.50
Last (30.06.08)		11.67
Market capitalisation (millions) (30.06.08)		72,988

Stock market indicators
Price / Book value *** (X)		1.41
P/E ratio (X) (w/o capital gains)		8.22
Yield**** (%)		4.97

(*).-	Number of shares traded during the year / number of shares

(**).-	Variation o/ equivalent previous year

(***).-	Including the number of shares needed to compulsorily convert the “Valores Santander”.

(****).-	Last three dividens paid + one announced / average share price
CAPITAL STOCK OWNERSHIP DISTRIBUTION. June 2008

	Shares	%

The Board of Directors	238,443,292	3.81
Institutional investors	3,876,932,550	61.99
Individuals	2,138,920,737	34.20

Total	6,254,296,579	100.00

January — June 2008	19

INFORMATION BY SEGMENTS
DESCRIPTION OF THE SEGMENTS
Grupo Santander is maintaining in 2008 the general criteria used in 2007, with two exceptions:
•
The Global Customer Relation Model, which includes 254 new customers, has been expanded. This does not mean any changes in the principal or geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•
Some adjustments have been made between the results of Retail Banking, Global Wholesale Banking and Asset Management and Insurance in order to better reflect the UK’s results (mainly Abbey) in these three businesses, as a result of the improvement in management information systems as well as the development of a wholesale business model within the Group’s global sphere.

None of these changes is significant for the Group, and they do not modify its figures or those of the principal segments (geographic). The figures for 2007 have been restated and take into account the changes in the affected areas.
In addition, and in line with the criteria established in the International Financial Reporting Standards (IFRS), the results of businesses discontinued in 2007 (pension fund management institutions in Argentina, Chile, Mexico, Colombia and Uruguay) which consolidated by global integration are in “net profit from discontinued operations.” This enables management of the Group’s recurrent businesses to be better tracked.
The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including Drive) and Portugal is also set out.

•	United Kingdom. This covers retail banking, wholesale and asset management and insurance, carried out by the Group’s different units and branches in the UK.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.

20	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
KEY DATA BY PRINCIPAL SEGMENTS

	Net operating income				Attributable profit to the Group
			Variation				Variation
Income statement (million euros)	H1’ 08	H1’ 07	Amount	(%)	H1’ 08	H1’ 07	Amount	(%)
Continental Europe*	4,387	4,046	341	8.4	2,388	2,451	(63)	(2.6)

o/w: Four large retail units*	3,882	3,322	559	16.8	2,092	1,849	243	13.2
Santander Branch Network	1,699	1,418	282	19.9	1,032	899	133	14.8
Banesto	722	633	89	14.1	400	338	62	18.5
Santander Consumer Finance	1,109	921	188	20.5	382	352	30	8.4
Portugal*	351	351	0	0.0	278	259	18	7.0

United Kingdom	990	955	35	3.7	627	602	25	4.2

Latin America	3,585	2,787	798	28.6	1,420	1,360	60	4.4

o/w: Brazil	1,522	1,211	311	25.6	501	455	47	10.3
Mexico	976	735	242	32.9	367	322	45	14.0
Chile	515	410	105	25.6	259	277	(19)	(6.7)

Operating areas*	8,961	7,787	1,174	15.1	4,434	4,413	22	0.5

Financial management and equity stakes*	(108)	(739)	631	(85.4)	296	(536)	832	—

Total Group*	8,853	7,048	1,805	25.6	4,730	3,876	854	22.0

Net extraordinary capital gains and allowances					—	582	(582)	(100.0)

Total Group					4,730	4,458	272	6.1

(*).-	w/o extraordinary capital gains and allowances in H1’07

	Efficiency ratio		ROE*		NPL ratio			NPL coverage
Ratios (%)	H1’ 08	H1’ 07	H1’ 08	H1’ 07	30.06.08		30.06.07	30.06.08		30.06.07
Continental Europe	36.7	37.1	21.21	23.38	1.43		0.79	129		211

o/w: Santander Branch Network	35.7	38.8	24.71	23.21	1.33	**	0.57	130	**	291
Banesto	39.6	41.7	19.95	18.68	0.80		0.42	202		386
Santander Consumer Finance	27.1	29.2	22.60	31.49	3.49		2.78	90		113
Portugal	43.3	42.7	26.89	27.52	1.53		1.27	93		121

United Kingdom	46.7	50.4	29.70	31.53	0.70		0.55	55		78

Latin America	37.7	41.1	27.68	29.76	2.16		1.61	121		151

o/w: Brazil	36.9	38.8	29.00	29.32	3.11		2.70	103		102
Mexico	30.7	35.8	26.08	27.24	1.45		1.05	158		217
Chile	37.7	39.8	33.14	42.01	2.28		1.88	111		132

Operating areas	38.4	40.5	23.97	26.00	1.31		0.81	116		167

Total Group	40.4	44.6	18.60	19.62	1.34		0.83	119		169

(*).-	w/o extraordinary capital gains and allowances in H1’07. Including Group’s ROE: 22.57%.

(**).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2008 stood at 1.06% (0.41% in June 2007) and NPL coverage was 169% (355% in June 2007)

	Employees		Branches(1)
Operating means	30.06.08	30.06.07	30.06.08	30.06.07
Continental Europe	48,167	46,987	5,983	5,906

o/w: Santander Branch Network	19,341	19,510	2,905	2,857
Banesto	10,630	10,983	1,934	1,945
Santander Consumer Finance	7,547	6,442	285	279
Portugal	6,577	6,266	765	737

United Kingdom	16,489	16,613	705	705

Latin America	64,773	65,063	4,528	4,481

o/w: Brazil	21,249	21,697	2,121	2,037
Mexico	13,227	14,020	1,091	1,042
Chile	12,495	13,240	498	475

Operating areas	129,429	128,663	11,216	11,092

Financial management and equity stakes	1,724	1,754

Total Group	131,153	130,417	11,216	11,092

(1).-	Including traditional branches, banking service points and companies service points.

January — June 2008	21

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS

	Operating business areas			Continental Europe
Million euros	H1’ 08	H1’ 07	Var. (%)	H1’ 08	H1’ 07	Var. (%)
Income statement
Net interest income	9,294	8,050	15.5	4,502	3,830	17.6

Inc. from companies accounted by equity method	6	6	3.4	1	4	(80.0)
Net fees	4,125	4,019	2.6	2,093	2,163	(3.3)
Insurance activity	180	167	8.2	85	75	13.2

Commercial revenue	13,605	12,241	11.1	6,680	6,072	10.0

Gains (losses) on financial transactions	1,171	1,079	8.5	312	417	(25.2)

Gross operating income	14,776	13,320	10.9	6,993	6,489	7.8

Income from non-financial services (net) and other operating income	(56)	(25)	124.0	11	20	(45.5)
Operating expenses	(5,759)	(5,508)	4.6	(2,617)	(2,464)	6.2
General administrative expenses	(5,212)	(5,022)	3.8	(2,328)	(2,192)	6.2
Personnel	(3,190)	(3,015)	5.8	(1,550)	(1,464)	5.8
Other administrative expenses	(2,022)	(2,006)	0.8	(778)	(728)	7.0
Depreciation and amortisation	(547)	(487)	12.5	(288)	(272)	6.2

Net operating income	8,961	7,787	15.1	4,387	4,046	8.4

Net loan loss provisions	(2,406)	(1,510)	59.3	(1,065)	(646)	64.9
Other income	(266)	(71)	275.1	9	78	(89.1)

Profit before taxes (w/o capital gains)	6,288	6,206	1.3	3,330	3,478	(4.2)

Tax on profit	(1,595)	(1,597)	(0.1)	(889)	(969)	(8.3)

Net profit from ordinary activity	4,693	4,609	1.8	2,442	2,509	(2.7)

Net profit from discontinued operations	3	63	(95.9)	—	—	—

Net consolidated profit (w/o capital gains)	4,696	4,671	0.5	2,442	2,509	(2.7)

Minority interests	262	259	1.2	54	58	(6.8)

Attributable profit to the Group (w/o capital gains)	4,434	4,413	0.5	2,388	2,451	(2.6)

Net extraordinary capital gains and allowances	—	16	(100.0)	—	16	(100.0)

Attributable profit to the Group	4,434	4,429	0.1	2,388	2,468	(3.2)

Million euros	30.06.08	30.06.07	Var. (%)	30.06.08	30.06.07	Var. (%)
Balance sheet
Customer loans*	559,997	551,669	1.5	319,677	290,506	10.0
Trading portfolio (w/o loans)	119,922	127,820	(6.2)	59,972	38,590	55.4
Available-for-sale financial assets	21,569	23,928	(9.9)	8,463	9,536	(11.3)
Due from credit institutions*	101,387	98,882	2.5	63,537	55,393	14.7
Intangible assets and property and equipment	11,513	12,090	(4.8)	5,438	5,170	5.2
Other assets	59,203	51,066	15.9	22,751	17,670	28.8

Total assets/liabilities & shareholders’ equity	873,591	865,455	0.9	479,839	416,866	15.1

Customer deposits*	339,318	333,564	1.7	151,494	138,791	9.2
Marketable debt securities*	131,033	149,687	(12.5)	62,087	59,210	4.9
Subordinated debt	12,071	13,289	(9.2)	2,289	2,351	(2.6)
Insurance liabilities	14,959	12,902	15.9	12,621	10,473	20.5
Due to credit institutions*	142,394	142,133	0.2	79,405	62,181	27.7
Other liabilities	195,090	178,920	9.0	148,101	122,173	21.2
Shareholders’ equity	38,726	34,959	10.8	23,841	21,686	9.9

Other customer funds under management	143,080	194,731	(26.5)	86,893	113,645	(23.5)

Mutual funds	104,210	133,774	(22.1)	59,877	85,267	(29.8)
Pension funds	11,324	31,629	(64.2)	11,324	11,590	(2.3)
Managed portfolios	17,062	20,809	(18.0)	5,284	8,774	(39.8)
Savings-insurance policies	10,484	8,520	23.1	10,408	8,013	29.9

Customer funds under management	625,502	691,271	(9.5)	302,764	313,997	(3.6)

(*)	Includes all stock of concept classified in the balance sheet

22	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS

United Kingdom			Latin America
H1’ 08	H1’ 07	Var. (%)	H1’ 08	H1’ 07	Var. (%)	Million euros
						Income statement
1,153	1,152	0.1	3,638	3,068	18.6	Net interest income

0	0	(76.1)	5	1	374.6	Inc. from companies accounted by equity method
455	512	(11.2)	1,577	1,344	17.4	Net fees
—	0	(100.0)	95	91	4.3	Insurance activity

1,608	1,665	(3.4)	5,316	4,505	18.0	Commercial revenue

223	231	(3.3)	635	431	47.5	Gains (losses) on financial transactions

1,832	1,896	(3.4)	5,952	4,935	20.6	Gross operating income

23	28	(18.4)	(90)	(73)	22.9	Income from non-financial services (net) and other operating income
(865)	(969)	(10.7)	(2,277)	(2,075)	9.7	Operating expenses
(793)	(919)	(13.7)	(2,091)	(1,911)	9.4	General administrative expenses
(474)	(520)	(8.8)	(1,166)	(1,031)	13.1	Personnel
(319)	(399)	(20.2)	(925)	(880)	5.1	Other administrative expenses
(73)	(50)	44.3	(186)	(164)	13.2	Depreciation and amortisation

990	955	3.7	3,585	2,787	28.6	Net operating income

(153)	(161)	(4.8)	(1,188)	(704)	68.9	Net loan loss provisions
1	10	(92.7)	(276)	(159)	73.0	Other income

837	803	4.2	2,121	1,924	10.2	Profit before taxes (w/o capital gains)

(210)	(202)	4.2	(496)	(426)	16.5	Tax on profit

627	602	4.2	1,625	1,498	8.5	Net profit from ordinary activity

—	—	—	3	63	(95.9)	Net profit from discontinued operations

627	602	4.2	1,628	1,561	4.3	Net consolidated profit (w/o capital gains)

—	—	—	208	201	3.4	Minority interests

627	602	4.2	1,420	1,360	4.4	Attributable profit to the Group (w/o capital gains)

—	—	—	—	—	—	Net extraordinary capital gains and allowances

627	602	4.2	1,420	1,360	4.4	Attributable profit to the Group

Million sterling			Million dollars			Pro memoria:
1,419	1,279	10.9	9,101	6,559	38.8	Gross operating income

767	644	19.0	5,481	3,704	48.0	Net operating income

485	406	19.6	2,171	1,807	20.1	Attributable profit to the Group

30.06.08	30.06.07	Var. (%)	30.06.08	30.06.07	Var. (%)	Million euros
						Balance sheet
170,945	197,474	(13.4)	69,375	63,689	8.9	Customer loans*
35,368	63,104	(44.0)	24,582	26,126	(5.9)	Trading portfolio (w/o loans)
39	24	61.4	13,067	14,367	(9.0)	Available-for-sale financial assets
22,319	25,948	(14.0)	15,530	17,541	(11.5)	Due from credit institutions*
4,274	4,974	(14.1)	1,801	1,946	(7.4)	Intangible assets and property and equipment
11,140	8,663	28.6	25,312	24,733	2.3	Other assets

244,086	300,187	(18.7)	149,666	148,402	0.9	Total assets/liabilities & shareholders’ equity

105,551	115,803	(8.9)	82,273	78,971	4.2	Customer deposits*
63,085	85,733	(26.4)	5,861	4,744	23.5	Marketable debt securities*
7,005	8,435	(17.0)	2,777	2,503	11.0	Subordinated debt
5	11	(49.7)	2,333	2,418	(3.5)	Insurance liabilities
40,779	51,389	(20.6)	22,210	28,563	(22.2)	Due to credit institutions*
23,479	35,179	(33.3)	23,509	21,568	9.0	Other liabilities
4,181	3,637	14.9	10,704	9,636	11.1	Shareholders' equity

8,741	12,980	(32.7)	47,446	68,106	(30.3)	Other customer funds under management

8,741	12,980	(32.7)	35,592	35,526	0.2	Mutual funds
—	—	—	—	20,039	(100.0)	Pension funds
—	—	—	11,779	12,035	(2.1)	Managed portfolios
—	—	—	76	506	(85.1)	Savings-insurance policies

184,382	222,951	(17.3)	138,357	154,323	(10.3)	Customer funds under management

(*)	Includes all stock of concept classified in the balance sheet

January — June 2008	23

 INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE
Continental Europe includes all activities carried out in this area: retail banking, global wholesale banking, asset management and insurance.
Total attributable profit was EUR 2,388 million (54% of the Group’s operating areas). Gross operating income was 7.8% higher, net operating income rose 8.4% and attributable profit excluding the small impact (EUR 16 million) of net extraordinary capital gains and allowances in 2007 was 2.6% lower.
The year-on-year comparison is very affected by the wholesale business component, which in the first half of 2007 (especially in the first quarter) generated exceptional results because of the high revenues from trading, large corporate operations in Spain in the first quarter and the release of provisions (commented on later in the Global Wholesale Banking section). These factors distort the real evolution of results and the retail business performance in Continental Europe.
Indeed, the profits of the large retail units, which account for 88% of Continental Europe’s total profit (excluding capital gains), increased 13.2% over the first half of 2007, and all of them did better.
This growth was due to the good performance of the most recurring revenues (net interest income, fees and insurance), and to control of costs. As a result, the efficiency ratio improved by over two percentage points to 35.1%.
Net interest income was 17.4% higher than in the first half of 2007 and set a new quarterly record of more than EUR 2,000 million, thanks to active management of spreads which partly offset the slowdown in business volumes in line with the market trend. Of note was the Santander Branch Network, whose net interest income rose 4.4% quarter-on-quarter and 26.3% year-on-year, while Banesto increased 14.0% over June 2007. Santander Consumer Finance’s net interest income rose 11.8% and Portugal’s 6.5%.
Net fees and insurance amounted to EUR 1,737 million (+4.4% than in the first half of 2007). Gains from financial transactions were slightly lower, as revenues from large transactions in Portugal were less than in the same period of 2007.
Operating expenses grew 4.7% in the first six months, a slower pace than in previous quarters and almost flat in the second quarter.
Net operating income rose by a notable 16.8%. The best performing units were Santander Consumer Finance (+20.5%), Santander Branch Network (+19.9%), and Banesto (+14.1%).
Net loan-loss provisions (+39.9%) reflect the increased cost of credit in Spain as well as in consumer businesses. After deducting the provisions, net operating income increased 10.7% and attributable profit, excluding the small impact of the net figure in 2007 of capital gains and extraordinary income, was 13.2% higher.
The growth in profits was mainly due to the units in Spain (+15.8%) and, to a lesser extent, consumer finance business and Portugal.
The pace of lending slowed down a little, but year-on-year growth was still 10%.
Deposits rose 9% (+15% including “Valores Santander”). Time deposits increased the most. Mutual funds, on the other hand, declined significantly both year-on-year and quarter-on-quarter in line with the market trend, while growth in pension funds remained virtually flat. Lastly, savings insurance grew 30%; they are becoming an additional liquidity source.

24	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE. MAIN UNITS

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	H1’ 08	(%)	H1’ 08	(%)	H1’ 08	(%)	H1’ 08	(%)

Income statement
Net interest income	1,711	26.3	802	14.0	1,141	11.8	383	6.5

Inc. from companies accounted by equity method	—	—	0	(80.1)	1	(78.5)	—	—
Net fees	844	(2.7)	315	1.3	344	32.8	186	0.1
Insurance activity	—	—	28	7.9	—	—	19	39.1

Commercial revenue	2,554	15.0	1,145	10.0	1,486	15.7	588	5.2

Gains (losses) on financial transactions	118	(7.3)	80	14.4	30	171.0	35	(40.9)

Gross operating income	2,672	13.8	1,226	10.3	1,517	17.1	623	0.8

Income from non-financial services (net) and other operating income	5	(21.4)	(3)	—	15	3.7	(2)	(33.9)
Operating expenses	(977)	4.4	(500)	3.4	(422)	8.6	(270)	2.2
General administrative expenses	(861)	5.0	(441)	2.9	(385)	7.9	(233)	1.1
Personnel	(638)	3.6	(334)	3.3	(184)	13.0	(156)	5.4
Other administrative expenses	(223)	9.0	(107)	1.4	(201)	3.6	(77)	(6.6)
Depreciation and amortisation	(116)	(0.0)	(59)	8.0	(37)	16.4	(37)	9.5

Net operating income	1,699	19.9	722	14.1	1,109	20.5	351	0.0

Net loan loss provisions	(284)	73.3	(132)	16.1	(555)	35.6	(7)	(43.8)
Other income	(1)	(81.7)	19	(2.9)	(3)	—	(10)	(47.4)

Profit before taxes (w/o capital gains)	1,415	13.2	610	13.0	551	6.8	334	4.6

Tax on profit	(382)	9.3	(164)	5.3	(162)	5.8	(55)	(6.0)

Net profit from ordinary activity	1,033	14.8	446	16.2	389	7.2	278	7.0

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	1,033	14.8	446	16.2	389	7.2	278	7.0

Minority interests	0	(1.9)	46	(0.5)	7	(35.1)	1	5.6

Attributable profit to the Group (w/o capital gains)	1,032	14.8	400	18.5	382	8.4	278	7.0

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	(100.0)

Attributable profit to the Group	1,032	14.8	400	18.5	382	8.4	278	0.8

Balance sheet
Customer loans*	119,462	6.4	76,926	11.0	48,224	12.9	31,738	10.3
Trading portfolio (w/o loans)	—	—	4,296	(33.7)	6	—	1,202	16.4
Available-for-sale financial assets	4	34.6	3,824	(28.5)	112	15.5	1,081	24.5
Due from credit institutions*	146	61.6	24,641	46.1	4,995	49.2	4,809	(32.6)
Intangible assets and property and equipment	2,179	(0.6)	1,355	10.8	913	13.9	483	5.5
Other assets	686	(16.5)	6,672	72.1	1,446	16.7	4,227	(18.4)

Total assets/liabilities & shareholders’ equity	122,477	6.2	117,714	14.2	55,697	15.6	43,540	0.2

Customer deposits*	53,665	6.0	53,309	18.8	14,529	7.9	13,722	16.4
Marketable debt securities*	—	—	31,867	10.6	16,192	1.4	11,850	5.7
Subordinated debt	—	—	1,462	2.9	506	(10.3)	316	(13.9)
Insurance liabilities	—	—	—	—	—	—	4,033	(4.1)
Due to credit institutions*	264	28.6	17,118	23.7	17,805	24.5	9,908	(19.8)
Other liabilities	60,100	6.3	9,954	(3.9)	1,981	3.4	1,826	3.5
Shareholders’ equity	8,449	5.8	4,004	7.1	4,684	137.4	1,884	6.9

Other customer funds under management	44,659	(22.0)	11,003	(31.9)	377	(7.5)	9,755	(18.6)

Mutual funds	32,530	(32.0)	8,199	(34.4)	313	(9.5)	4,623	(27.0)
Pension funds	6,424	(1.6)	1,496	(7.8)	64	3.8	1,409	(4.3)
Managed portfolios	—	—	94	(88.0)	—	—	233	(25.2)
Savings-insurance policies	5,706	97.0	1,214	(3.3)	—	—	3,489	(9.7)

Customer funds under management	98,324	(8.9)	97,641	6.9	31,604	3.9	35,643	0.9

(*)	Includes all stock of concept classified in the balance sheet

January — June 2008	25

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER BRANCH NETWORK
Attributable profit was EUR 1,032 million in the first half, 14.8% more than in the same period of 2007. The profit was of a high quality, as net interest income and gross and net operating income set new quarterly records and costs were under control, all of this against a backdrop of a slowing economy.
Net interest income was 26.3% higher year-on-year at EUR 1,711 million. This was due to appropriate balance sheet management (+6% in lending and +20% in customer deposits, including the “Valores Santander”) and of the customer spread (+0.27 p.p.).
Fees amounted to EUR 844 million (-2.7%), strongly affected by the decline in those from mutual funds (-22.7%). Those from insurance (life and home, as well as savings-investment), on the other hand, increased 20.1% and from risk operations (guarantees, portfolio, credit availability, etc) 12.2%.
Gains on financial transactions declined 7.3% year-on-year to EUR 118 million, impacted by the market situation on the sale of derivatives to customers.
Gross operating income was EUR 2,672 million, 13.8% more than in the first half of 2007.
Operating expenses rose 4.4% to EUR 977 million. Their rate of growth is gradually falling (+6.2% in the first quarter), the result of the maturity of projects now consolidated and of strict control of expenses which will bring the growth in costs to below inflation at the end of the year. The efficiency ratio improved by 3.1 p.p. in the year to June to 35.7%.
Net operating income rose 19.9% compared to June 2007 to EUR 1,699 million, thanks to revenue recurrence and more moderate growth in costs.
Net loan-loss provisions increased from EUR 164 million in the first half of 2007 to EUR 284 million a year later. This was due to the rise in specific provisions (low allocation in the first half of 2007 because of a small release the first quarter), as generic ones declined because of the lower growth in lending.
Net operating income, after deducting loan-loss provisions, increased 12.9%, a little below the 14.8% rise in attributable profit.
Lending rose by 6% and in a diversified way by products (mortgages: +7%; personal loans: +10%; leasing and renting: +7%).
The NPL ratio inched up to 1.33% and still compares favourably with the sector’s average. NPL coverage is 130%.
On the funding side, growth was focused on time and structured deposits and savings-investment insurance products. Total deposits grew 20% on a like-for-like basis, fuelled by a 28% rise in time deposits and in placement of “Valores Santander.” Insurance products amounted to more than EUR 5,500 million, almost EUR 3,000 million more than in June 2007. Of note was the success of the product “Divide y Vencerás”, with EUR 1,300 million sold in three months.
The volume of mutual funds, meanwhile, continued to shrink and pension funds remained virtually unchanged for the last 12 months.
The “We Want to be your Bank” strategic plan, already in its third year, continued to be the main driver of business with individual customers and businesses and helped to enhance the quality of service. The Santander Branch Network has more than 8.5 million customers, of which 4 million benefit from the plan.

26	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
BANESTO
Banesto’s first half attributable profit of EUR 400 million was 18.5% more than in 2007. The second quarter profit was 9.5% higher than the first quarter’s. These results are in line with the targets set for the year and were achieved in a difficult environment of risk and uncertainty for international banks and a significant slowing of the pace of business in Spain.
Like other segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 20 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income increased 14.0% year-on-year to EUR 802 million. Selective growth, coupled with the emphasis placed on capturing savings and appropriate management of the balance sheet and of spreads, generated this growth.
Net fees and revenue from insurance rose 1.8% to EUR 343 million. Growth was slower because of the fall in fees from mutual and pension funds, due to the lower balances in these products, the result of Banesto’ policy as of the end of 2007 of concentrating more on capturing deposits, and a notable rise in fees from services (+7.7% year-on-year to EUR 274 million). Particularly noteworthy was the 12.7% rise in revenue from payment services. Insurance revenue increased 7.9% to EUR 28 million.
Gains on financial transactions amounted to EUR 80 million (+14.4% year-on-year). The main driver was again the distribution of treasury products to customers (+9.2%).
Gross operating income increased 10.3% to EUR 1,226 million.
In the current environment, the Group’s disciplined control of costs, one of Banesto’s strengths, has become a key element of management. Operating expenses increased 3.4% in the first half, after remaining almost flat in the last four quarters. This increase, however, was lower than the rise in revenues and produced a further gain in efficiency to 39.6% (41.7% in June 2007).
Net operating income was 14.1% higher year-on-year at EUR 722 million.
Net loan-loss provisions of EUR 132 million were 16.1% more than in the first half of 2007. As we had anticipated, the rise in non-performing loans produced an increase in specific provisions which was largely offset by reduced needs for generic provisions, because of the lower growth in lending.
After deducting provisions, tax and minority interests, attributable profit was 18.5% higher than in the first half of 2007 at EUR 400 million.
Lending, including securitisations, amounted to EUR 78,206 million at the end of June (+11% year-on-year).
Loans to the private sector increased 10% and were balanced between segments and rigorously decided. Growth to SMEs and companies offset the slowdown in mortgage business. As a result, secured loans increased 5% and other lending 16%.
Strict control of credit risk quality enabled the NPL ratio (0.80% vs. 0.42% a year earlier, an historic low) at the end of June to be line with our forecasts, while NPL coverage was 202% (386% in June 2007).
On-balance sheet customer funds amounted to EUR 86,638 million, 15% more year-on-year. Off-balance sheet ones, affected by the markets and by the Banesto’s policy of focusing more on deposits, amounted to EUR 11,003 million, 32% lower than in the first half of 2007. Total managed funds amounted to EUR 97,641 million (+7% year-on-year).

January — June 2008	27

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER CONSUMER FINANCE
Consumer finance business and results enjoyed sustained growth. Attributable profit was 8.4% higher year-on-year at EUR 382 million. Profit in the second quarter was 20.2% higher than in the first quarter. There were three drivers behind this performance:
•
Business diversification, with the strength of some markets offsetting the weakness of others. Among the latter is Germany (attributable profit: +29.7%), which took up the slack from Spain and enabled the traditional European units as a whole to register double digit growth in revenues and profits.

•
The good performance of the unit in the US whose attributable profit was 21.8% higher in dollars, underscoring its profitable growth capacity in an environment of economic downturn. Growth in euros was 5.8% because of the dollar’s slide, which knocked more than 2 p.p. off the area’s total growth.

The efficient policy of managing risks and prices resulted in gross operating income growing at a much faster pace (+43.1%) than costs (+20.1%) both in dollars, in order to absorb the higher provisions (+60.8% in dollars) and maintain appropriate standards of credit quality (NPL ratio of 3.74% and coverage of 144%).

•
The integration of new platforms to spur future growth, and which are in various stages of development. Among the most advanced are those in Finland and Denmark, with more than EUR 500 million under management and a positive contribution to profits. The rest still require high investments, as their launching costs are lowering total profits growth by 3 p.p.

Total assets under management amounted to EUR 50,000 million (+13% year-on-year). New lending in the first half was EUR 13,300 million, slightly lower than in the same period of 2007 because of the weak performance of the European car market (sales: -2% year-on-year combined, -18% in Spain) and, above all, the US market (financed units: -5% year-on-year), which also includes in euros the impact of the dollar’s slide.
In this environment, Santander Consumer Finance’s new auto finance in Europe increased 3%, driven by Germany and the new units. Also noteworthy was the push from higher return products, such as direct credit (+6% year-on-year) and the focus on generally improving prices and spreads.
On the funding side, deposits grew 8% year-on-year which, spurred by Germany (+12%), now finance about 30% of credits.
Gross operating income was 17.1% higher year-on-year, with all components growing at double digits. Net interest income rose 11.8%, thanks to larger volumes and management of prices which offset the rise in interest rates, and fee income increased 32.8%, because of the higher penetration ratio and better conditions in the selling of products.
Costs increased 8.6% year-on-year in the first half, well below the growth in the first quarter (+11.0%), as a result of strict management and the greater integration of the new platforms (they account for half of the rise in expenses). The efficiency ratio, as a result, improved by 2.1 p.p. to 27.1% and operating income was 20.5% higher year-on-year.
This combination of revenues and costs absorbed the higher net loan loss provisions (+35.6% year-on-year) resulting from the economic slowdown and the decline in credit quality in some markets. Santander Consumer Finance’s credit quality ratios remain within the standards for its business (NPL ratio of 3.49% and coverage of 90%).
New platforms of growth
The Group acquired assets of Royal Bank of Scotland and reached a definitive agreement with General Electric. Both operations will bolster Santander Consumer Finance’s share of this business in Continental Europe and the UK, and make it possible to generate high synergies with the already existing units.
Santander Consumer Finance also began to operate in Russia, via Extrobank, and in France via a joint venture with Banco Accord.
Lastly, in June the Bank acquired in the US a $625 million auto financing portfolio and an internet auto-credit platform which will complement the channels currently used by our unit.

28	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
PORTUGAL
Santander Totta’s attributable profit was EUR 278 million in the first half, almost the same as in the same period of 2007. Excluding the capital gains from the sale of the stake in Banco Portugués do Investimento, recorded in the second quarter of 2007, attributable profit was 7.0% higher.
In a very competitive environment, with banking business significantly affected by legal changes, retail banking remained very active. Innovative campaigns were launched and led to an increase of 11.8% in attributable profit. Wholesale banking, however, was affected by the greater problems in financial markets than in the first half of 2007.
Net interest income was 6.5% higher at EUR 383 million, reflecting efficient management of spreads and volumes.
Net fees remained flat at EUR 186 million, reflecting the lower revenues from investment banking. Insurance activity increased 39.1%, underscoring the good progress of the management model, both in risk and savings business.
Commercial revenue increased 5.2% year-on-year to EUR 588 million.
Gains on financial transactions (-40.9% to EUR 35 million) reflected, on the one hand, the greater volatility of markets and, on the other, the lower revenues from wholesale banking.
As a result, gross operating income was only 0.8% higher at EUR 623 million (+4.1% in retail banking).
Operating expenses increased 2.2%, consistent with disciplined cost control. The efficiency ratio was 43.3%, in line with 2007.
Net operating income was EUR 351 million. Profit before taxes was 4.6% higher at EUR 334 million (provisions were 43.8% lower). Retail Banking’s profit before taxes grew 11.8%, Asset Management and Insurance’s 45.1% and Global Wholesale Banking’s was 35.4% lower.
Total lending stood at EUR 31,738 million (+10% year-on-year). Loans to individual customers increased 7%, to companies 14% and to SMEs/businesses 22%.
Customer funds were 1% higher at EUR 35,643 million. Deposits were up 16% and mutual funds and insurance-savings were down 27% and 10%, respectively.
OTHER
The rest of businesses (Wholesale Banking, Asset Management, Insurance and Banif) generated attributable profit of EUR 296 million, 50.9% lower than the EUR 602 million in the first half of 2007.
Just as the increases in 2007 (+83% in attributable profit) were due to wholesale banking, so the decline in the first half of 2008 was also due to this activity. As pointed out in other parts of this report, wholesale banking’s results in the first half of 2007 were exceptional, particularly in the first quarter. This is due to the high relative share of wholesale banking (70-80%, depending on the line of the income statement) in the businesses included here.
Asset Management produced lower revenues and profits because of the lower volumes of mutual funds, as profits from pensions increased. Profits from Insurance Europe were also lower, because of higher costs resulting from the building up its global business. Its total contribution to the Group in Europe (including fees transferred to the retail networks) was 32% higher.

January — June 2008	29

INFORMATION BY PRINCIPAL SEGMENTS
UNITED KINGDOM
The Group continued the solid trend on which it ended 2007. Attributable profit was EUR 627 million, 4.2% more than in the first half of 2007. The percentage rise was affected by sterling’s slide. In sterling, the profit was 19.6% higher at £485 million. All the percentage changes in the rest of this section are in sterling terms.
Like the other segments, Abbey’s figures have been restated in accordance with the criteria on page 20 of this report. This means that the profit and loss growth figures given below do not coincide with those published by Abbey in the UK.
Gross operating income increased 10.9% in sterling year-on-year, largely due to the significant rise in net interest income (+15.0%) reflecting robust asset growth and efficient management of spreads. Net fees rose 2.0% and gains on financial transactions were up 11.1%.
Operating expenses increased by 2.5%, impacted by investment in capturing of new customers and growth businesses such as corporate banking and private banking. The efficiency ratio improved from 50.4% in the first half of 2007 to 46.7% in the same period of 2008, the result of “jaws” of 8 points as gross operating income continues to grow and is comfortably ahead of the latest consensus for peers.
Net loan-loss provisions increased 9.3%, in line with expectations and coupled with prudent lending criteria.
The NPL ratio increased to 0.70% at the end of June (0.55% a year earlier). NPL coverage dropped from 78% in the first half of 2007 to 55% due, as reported in previous quarters, to the change of mix which means a smaller proportion of doubtful personal loans (whose NPL coverage is higher) and a larger share of doubtful mortgage loans (lower coverage ratio). Both the real figure, as well as the evolution of both ratios, compare well with the market.
Customer loans stood at £119,394 million, up 13% year-on-year, backed by residential mortgages (+13%) and commercial mortgages (+35%), partially offset by a 20% fall in UPLs, which maintained the trend of 2007, with new loans down 18%, while stock margins rose 98 b.p. During the first half, Abbey’s requirement for short-term funding was stable, with growth in retail and commercial lending funded by customer deposit growth and reduced assets in its Global Banking and Markets operations.
Growth in net mortgage lending can be attributed to a strong performance in both gross lending (+16%) and retention activities (repayments: -16%). Abbey has taken the opportunity to write lower LTV new business whilst at the same time achieving new business margins that are considerably higher than those seen in the same period in 2007.
Abbey’s estimated net lending market share was around 26% in the first half (average of 8% in 2007).
The sale of credit cards increased 135%, benefiting from the launch of the Abbey Zero card and the improvement in cross selling initiatives.
The net flow of deposits was £2,884 million up by over 50%, despite fierce price competition in the market. Investment sales were up 19%, despite the market being down c.10%, as customers move to low risk structured products, such as Abbey’s excellent capital guaranteed fixed-term investment range, reflecting risk appetite of customers given market volatility
Abbey continues to increase its level of bank account openings, up 19% and continuing to attract adult customers and switcher customers. Abbey sees the current account relationship as a key driver of a customer’s overall experience with the bank and has increased focus within its branch and remote channels on developing business in this area.
Corporate Banking has continued to successfully build a presence in selected segments of the UK corporate banking market. In parallel, a project has been launched to build out full-service banking capability for UK SMEs.
Abbey was awarded, by Euromoney, “Best Bank in the UK” over the last year. This recognition shows Abbey is well advanced in its goal of becoming one of the best commercial banks in the UK.

30	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA
Grupo Santander generated attributable profit of EUR 1,420 million in the first half of 2008, 4.4% more than a year earlier (+8.5% excluding the exchange rate impact). On a like-for-like basis (i.e. excluding pension business which was sold in 2007), net profit from ordinary activity increased 8.5% in euros (+13.0% without the exchange-rate effect).
Retail Banking continued to be the engine of business growth. Its profit before tax rose 8.0% in euros (+13.1% excluding the exchange rate effect).
After almost a year of financial turmoil, the growth of Latin America’s economies has not been significantly affected by current GDP growth nor medium-term expectations. The forecasts for 2008 and 2009, although showing a slowdown compared with recent years, continue to point to growth above the historic average, above 4% for 2008 and 3.8% for 2009.
The scenario for inflation, however, has changed. The region’s average rate rose by more than 2 percentage points in just six months to 8.1% year-on-year in June from the 6% in December 2007. And inflation expectations have also increased, surpassing the targets set by those central banks with explicit goals (Brazil, Chile, Colombia and Mexico).
These countries’ central banks have responded to higher inflation by raising their interest rates during 2008 (+175 b.p. in Brazil, +125 b.p. in Chile and +50 b.p. in Mexico). In these two latter countries, the rises came on top of hikes in 2007. Although the main source of the inflationary pressures is external, the central banks are showing, by tightening their monetary policies, their solid commitment to price stability and their firm resolve to keep inflation expectations under control.
General government accounts continued to be healthy, with average primary surpluses at more than 3.5%, while the overall fiscal situation is close to balance on average, thanks to the decline in servicing the public debt following debt reductions in recent years.
The external accounts are also in a good position, although the region’s current account will be in deficit this year after five years of surplus. The strong growth in imports, particularly capital goods due to the dynamism of investment, is the main reason for the deterioration in the current account. As regards the financial account, foreign direct investment continues to be a major source of capital inflows and comfortably finances the current account deficit. The stock of international reserves (at a high in 2007) remains strong in 2008.
Lending by banking systems increased 29%. The pace of lending to individuals, after several years of strong expansion, has been declining in the last few quarters, while loans to companies and institutions maintained high growth pace. Deposits and mutual funds increased 18%, a slightly lower pace.
The Group set its strategy for Latin America in November 2006 with the “Programa América 20.10”, which was ratified in September 2007. The strategy, in the second year of this plan, continues to focus on developing the commercial franchise and, particularly, on business growth and recurrent revenues from individual customers and SMEs.
The main drivers of retail banking in 2007, as well as in 2008, are still development and linkage of customers, growth in anchor products, the drive in global businesses for individuals and lending.
However, the slower growth in the global economy, the almost year-long turmoil in the markets and, in general, the greater uncertainty in economies and markets led to some tactical adjustments in 2008:
1) greater emphasis on customer linkage rather than on increasing the number of customers (i.e. more emphasis on profitability and less on growth);
2) greater stress on growth in deposits and mutual funds, especially deposits;
3) transferring to the price of loans the increased cost of funds from the higher risk premium;
4) greater focus on fee-generating businesses; and, in short,
5) after several years of strong growth in installed capacity and investments, a more selective growth model and lower investments and costs.

January — June 2008	31

INFORMATION BY PRINCIPAL SEGMENTS
At June 30, the Group had 4,528 points of sale (including traditional branches and points of banking attention and in companies), 47 more than a year earlier (30 of them opened in the first half of 2008), and 16,517 ATMs.
The number of customers rose by 2.4 million in the year to June to 26.3 million, 23% of whom are “linked” (i.e. Santander is their main bank). Their number grew by 1.0 million.
Anchor products, key elements for capturing customers and linkage, continued to grow at a fast pace. The stock of payroll cheques deposited in accounts stood at 6.1 million, the number of credit cards increased by 2.1 million in the year to June to 14.1 million, the number of consumer loans rose by 1.1 million to 7.9 million and the number of insurance policies rose by 3.7 million to 13.9 million.
Revenues from the global businesses of individuals, means of payment, bancassurance and asset management continued to grow strongly, taking advantage of the Group’s capacities for product innovation, transmission of best practices and global synergies. Excluding the exchange rate impact, the commercial revenue from means of payment businesses and bancassurance increased 42% (a slower pace because of more restrictive conditions, in view of the rise in NPLs) and 30%, respectively, while that from asset management, discounting the impact of pension businesses sold, rose 21%.
Loans to individuals and SMEs grew 21% year-on-year and account for 52% of total Group lending in Latin America. This growth enabled us to maintain the market share of consumer finance and loans via credit cards at 9.6%. However, the Group’s greater emphasis on growth in retail banking (individuals and SMEs) increased the risk premium, but this was offset by the larger volume of revenue generated. The risk premium was 2.79% at June 30 (1.73% a year earlier).
The main developments of the Group’s activity in Latin America in the first half of 2008 (all percentage changes exclude the exchange-rate impact) were:
•
Growth in lending at 20% (+21% to individuals and SMEs). Consumer loans grew 15%, cards 29%, mortgages 18% and other loans 28%. As is happening in financial systems as a whole, lending to individuals is declining. The market share in lending in those countries where the Group operates is 9.4%. Bank savings rose 13%, with deposits up 18% and mutual funds 4%. Our market share of these savings is 8.0%.

•
The market share of total banking business (loans, deposits and mutual funds) was 8.5%. In the light of the worsening global economic situation, the Group is placing less emphasis on retail banking market share targets in lending and more on profitability; while in wholesale banking the stress is on providing services and generating fee income. In savings, the Group is focused on capturing cheap funds, consolidating in the first half the small recovery in spreads begun in 2007.

•
Net interest income, backed by the expansion of retail business, particularly loans to individuals and SMEs, rose 23.2%. Spreads in the second quarter — with differences among countries — were basically the same as those in the first quarter, but 100 b.p. more than in the first half of 2007.

•
Net fees increased 21.4%, the fruit of concentrating on generating recurrent revenues and, specifically, the emphasis on developing products and services that produce fees. Of note were fees from insurance (+50%) and from cards (+25%).

•	Net gains on financial transactions increased 44.4% because of customer activity and capital gains in portfolios.

•
Gross operating income grew 24.4%, outstripping the 13.5% rise in expenses (average inflation of 7.6%). The growth in expenses will tend to decline because of the more moderate expansion of installed capacity and the tighter criteria regarding business expenses, resulting from the worsening of the global economy.

•	The efficiency ratio improved by 3.4 p.p. to 37.7% and net operating income was 32.2% higher.

•
Net loan-loss provisions grew 72.8%, because of the growth in lending and, above all, the greater focus on the more profitable segments, but also with a higher risk premium. The NPL ratio in June was 2.16% (1.61% a year earlier), while NPL coverage was 121%.

•	Net operating income less loan-loss provisions increased 18.4%.

•
By segments, and in line with the Group’s strategy, Retail Banking’s net operating income increased 43.2% and its profit before tax 13.1%. Global Wholesale Banking and Asset Management and Insurance registered growth of 16.9% and 9.3%, respectively.

Because of the impact on business and on the conversion of accounts into euros, the interest rates and exchange rates are set out below:
•
Average short-term interest rates (weighted average for the region) increased slightly between the first half of 2007 and the same period of 2008, although the movements varied from country to country. They dropped in Brazil (-1.2 p.p.) and Puerto Rico (-2.8 p.p.) and rose in Mexico (+0.4 p.p.), Chile (+1.3 p.p.), Argentina (+4.4 p.p.), Colombia (+1.4 p.p.) and Venezuela (+7.4 p.p.).

•
Earnings in euros were negatively affected by average exchange rates. Latin American currencies appreciated against the dollar, particularly the Brazilian real and the Chilean peso, but the dollar, the currency used to manage business in Latin America, depreciated 15% against the euro. The Chilean peso depreciated against the euro from 709 to 712 and the Mexican peso from 14.5 to 16.2, while the Brazilian real strengthened from 2.72 to 2.59.

32	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA. MAIN UNITS

	Brazil		Mexico		Chile
Million euros	H1’ 08	Var. (%)	H1’ 08	Var. (%)	H1’ 08	Var. (%)

Income statement
Net interest income	1,338	21.5	947	2.9	630	30.3

Inc. from companies accounted by equity method	0	(49.8)	—	(100.0)	1	—
Net fees	726	25.0	310	16.4	179	17.3
Insurance activity	32	(31.1)	29	61.6	27	26.1

Commercial revenue	2,097	21.2	1,286	6.8	837	27.6

Gains (losses) on financial transactions	392	18.1	172	—	3	(93.4)

Gross operating income	2,489	20.7	1,458	21.2	840	20.4

Income from non-financial services (net) and other operating income	(18)	134.8	(34)	(0.3)	(9)	(13.5)
Operating expenses	(949)	12.7	(447)	3.1	(316)	14.0
General administrative expenses	(880)	13.2	(402)	1.3	(285)	13.3
Personnel	(474)	20.1	(223)	7.0	(177)	15.5
Other administrative expenses	(406)	6.1	(179)	(4.9)	(108)	9.9
Depreciation and amortisation	(69)	6.2	(45)	21.3	(31)	21.1

Net operating income	1,522	25.6	976	32.9	515	25.6

Net loan loss provisions	(524)	49.1	(348)	71.5	(167)	177.4
Other income	(222)	44.2	(15)	167.7	16	(43.7)

Profit before taxes (w/o capital gains)	775	9.9	613	16.6	364	(3.9)

Tax on profit	(265)	8.8	(118)	17.8	(41)	(26.9)

Net profit from ordinary activity	510	10.5	496	16.3	324	0.1

Net profit from discontinued operations	—	—	—	(100.0)	—	(100.0)

Net consolidated profit (w/o capital gains)	510	10.5	496	15.1	324	(6.4)

Minority interests	9	19.0	128	18.4	65	(5.3)

Attributable profit to the Group (w/o capital gains)	501	10.3	367	14.0	259	(6.7)

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	501	10.3	367	14.0	259	(6.7)

Balance sheet
Customer loans*	19,698	25.4	15,344	3.1	16,398	4.8
Trading portfolio (w/o loans)	6,323	(11.8)	11,523	(15.6)	2,258	65.1
Available-for-sale financial assets	4,171	21.7	4,230	(32.6)	1,625	112.8
Due from credit institutions*	5,523	66.5	8,287	21.5	1,544	(23.0)
Intangible assets and property and equipment	684	(14.8)	457	9.5	306	(8.2)
Other assets	14,311	(4.4)	3,951	(5.8)	2,311	19.7

Total assets/liabilities & shareholders’ equity	50,709	11.7	43,792	(5.3)	24,442	10.8

Customer deposits*	23,853	20.1	22,123	(0.8)	13,836	1.8
Marketable debt securities*	1,927	107.7	1,443	27.8	2,254	32.9
Subordinated debt	1,937	22.5	48	(14.7)	632	(6.8)
Insurance liabilities	2,118	27.1	113	11.7	83	32.2
Due to credit institutions*	7,133	(14.0)	11,736	(17.6)	4,121	16.1
Other liabilities	9,848	2.3	5,333	(7.6)	2,192	70.5
Shareholders’ equity	3,892	13.4	2,997	13.5	1,325	11.4

Other customer funds under management	21,138	5.0	10,087	(25.2)	3,846	(71.3)

Mutual funds	20,090	4.4	10,087	3.3	3,841	(9.1)
Pension funds	—	—	—	(100.0)	—	(100.0)
Managed portfolios	977	15.9	—	—	—	—
Savings-insurance policies	71	34.6	—	—	5	—

Customer funds under management	48,855	14.9	33,700	(8.9)	20,568	(29.9)

(*)	Includes all stock of concept classified in the balance sheet

January — June 2008	33

INFORMATION BY PRINCIPAL SEGMENTS
BRAZIL
The economy grew 5.8% in the first half of 2008. Domestic demand, which expanded by more than 8%, was the main engine of growth and it fuelled inflation (6.1%, 1.5 percentage points more than at the end of 2007). Inflation is expected to reach around 6% this year. To counter this, the central bank began to raise interest rates in July and has already increased the SELIC rate by 175 b.p. since December 2007, while showing its resolve to keep on lifting it so that inflation begins to move towards its targets.
In this scenario, Santander Brazil is very well positioned. Its strategy is focused on expanding retail businesses: increasing and, above all, linkage of customers; growth in savings and in distribution businesses (auto finance, loans linked to deposit of payroll, credit cards) and development of business with SMEs and companies. Wholesale banking is also an important objective.
Before incorporating Banco Real, the Group had 2,121 points of sale and 8.5 million customers. Linked customes reached 2.1 million at June 30 (year-on-year rise of 16%). The capturing of customers depositing their payroll cheques has been a significant source of growth and, above all, of linkage. In the year to June the number of payroll cheque customers increased by 420,000 to 1.5 million. The customer base was also expanded through organic growth and channels for those without current accounts.
In the last twelve months, the number of credit cards grew by 1.3 million to 4.4 million. Also, 227,000 consumer credits were granted (stock of 4.8 million) and the number of insurance policies reached 4.1 million.
Total lending rose 21%. That to individuals increased at the same pace. Of note was lending via credit cards (+42%), loans linked to payroll deposit (+7%) and auto finance (+24%). Loans to SMEs increased even more strongly (+49%). These growth rates gave us a market share of 4.7% in total lending and 5.6% in the segment of individuals.
Deposits and mutual funds increased 15%, with deposits growing 36% and mutual funds 1%. The market share of total savings was 4.6%.
As regards the income statement, and always in local currency, commercial revenue increased 15.8%, driven by the rise in business volumes (particularly retail loans) and the growth in fees and revenue from insurance activity. Spreads, however, declined because, despite the recent hikes, average interest rates between the two periods still declined by 1.2 p.p. Gains on financial transactions were 12.8% higher, benefiting from sales of some stakes.
Operating expenses (+7.6%), were higher than inflation (6.1%) due to the expenses incurred in ongoing business development plans, while programmes to expand installed capacity will slowdown in 2008. Net operating income rose 20.0%.
Net loan-loss provisions increased 42.4%, as a result of greater lending and, especially, focusing on products and segments with a higher risk, but with a greater return. The risk premium remained stable for the last quarters. Net operating income less loan-loss provisions increased 10.8%. The rise in attributable profit was 5.4% (+10.3% in euros) to EUR 501 million.
Retail Banking, which accounts for 51% of the region’s total, increased its profits before tax by 9.2%, Wholesale Banking’s rose by 4.6% while Asset Management and Insurance dropped by 19.8%.
The efficiency ratio is 36.9% (1.9 p.p. better year-on-year). The recurrence ratio was 82.5% (improvement of
7.8 p.p.) and ROE was 29.0%. The NPL ratio stood at 3.11% and NPL coverage was 103%.
Banco Real (not consolidated in Brazil)
Banco Real posted a profit before tax of EUR 840 million in the first half. As its separation from ABN Amro had not been completed at the end June, Banco Real’s contribution (net of tax) to the Group was recorded under income accounted for by the equity method in Financial Management and Equity Stakes.
In July, and once the relevant authorisations were received, the acquisition was completed. In October there will be a market presentation of the the integration plan for our two banks in Brazil.

34	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
MEXICO
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 16.5% and 16.2% in deposits and mutual funds. It has 1,091 points-of-sale and 8.8 million customers (+0.7 million in 12 months).
The economy grew in the first quarter of 2008 at 2.6% year-on-year, confirming the forecasts for the whole year with GDP growth estimated at 2.7% (3.2% in 2007). The recent spurt in inflation (5.3% year-on-year in June) is basically due to higher international raw material prices, particularly food. This has produced a worsening of inflation expectations for the end of 2008 and led the central bank to raise its benchmark rate by 25 b.p. in June and July to 8%. This sent a signal of strong commitment to price stability.
With a multi-channel and very segmented business model, the strategy in 2008 continues to focus on linkage and not on increasing the number of customers. The aim is to guarantee the profitable growth of retail businesses.
In line with this strategy, the Group increased its linked customers by 188,000 (+15%) in the year to June (16% of the total). One of the levers for greater linkage is the “Relación Integral” programme (launched in 2007), which gives advantages to customers who hold a checking account or deposit their payroll cheque in their account, have a credit card (or another type of credit) and a long-term investment product or mutual fund.
The Group is putting the emphasis on growth in savings products, but without ceasing to grow in products that link customers the most (consumer credit, payroll, cards). In mortgages, the Group absorbed 22% of new loans in the first half in the medium-high income segment, thanks to a very competitive product, an efficient “factory” and a very quick response. Lastly, business continued to be developed with SMEs and transactional ones strengthened, both for companies and in Global Wholesale Banking.
In June 2008, the number of credit cards issued reached 4.9 million. The number of new consumer credits granted was 65,000 and more than 2 million customers have their payroll cheques paid into their account. The number of insurance policies stood at 3.1 million (+862,000).
Lending increased 16%, particularly to individual customers: consumer credit and loans via credit cards increased 14%, although at a slower pace like the market; mortgages grew 30% and loans to SMEs 36% (higher than the market). Deposits and mutual funds grew 11% (deposits +9% and mutual funds +15%).
Turning to the income statement, and always on the basis of local currency, commercial revenue increased 19.2%. Net interest income was up 14.9%, reflecting the strong growth in lending and the higher spread on loans, as a result of efficient management of prices and the higher share of more profitable loans in total lending.
Net fees and insurance revenue increased 33.1%. Of note was the growth in those from insurance, cards, mutual funds and investment banking. Gains on financial transactions amounted to EUR 172 million (a loss of EUR
1 million in the first half of 2007), partly due to the capital gains generated in debt portfolios.
Operating expenses were 15.0% higher (inflation of 5.3%) because of the increase in installed capacity (+49 branches in 12 months) and ongoing business development programmes.
Net operating income, thanks to gross operating income growing faster than costs, increased 48.3%.
Net loan-loss provisions rose 91.4%, reflecting both the shift in lending towards products with a higher spread but also a greater risk as well as the deterioration of the risk premium of credit cards which, despite this, continued to have an NPL ratio lower than that of competitors.
Net operating income less provisions rose 31.8% and attributable profit was 27.3% higher at EUR 367 million (+14.0% in euros). Retail Banking’s profit before tax rose 27.9% and contributed 77% of the Group’s total. Global Wholesale Banking’s profit before tax was 30.2% higher and Asset Management and Insurance’s 68.8%.
The efficiency ratio improved 5.1 p.p. in 12 months to 30.7%, the recurrence ratio was 77.1% and ROE 26.1%. The NPL ratio (1.45%) and NPL coverage (158%) continued to underline the high credit risk quality.

January — June 2008	35

INFORMATION BY PRINCIPAL SEGMENTS
CHILE
Santander Chile is the largest financial group in Chile (in terms of customers, business and profits). Its market shares are 20.5% in loans and 21.2% in deposits and mutual funds. It has 498 points-of-sale and 2.9 million customers.
The economy is expected to grow by more than 4% in 2008, with domestic demand rising by over 6%. Inflation is running above 9%. The interest rate hikes (+75 b.p. in 2007 and +125 b.p. until July), together with a stronger exchange rate, are helping to lower inflation.
Santander Chile continues to focus on increasing customer linkage and on a higher return, particularly growth in business with individual customers and SMEs, and on developing global businesses for both individuals (wholesale banking, asset management, means of payment and insurance) as well as wholesale customers.
The denser distribution network and improvements in the quality of service helped to increase the number of customers by 308,000 in the last 12 months and the number of linked ones by 10% to a total of 883,000.
The franchise’s development can also be gauged from the increase in the number of credit cards (+10% in 12 months to 1.4 million), the consumer loans granted (+54,000), growth in the number of payrolls paid into accounts and in insurance policies (+28% in both cases).
Loans to individual customers increased 19% (market share of 25%). Of note was the 15% rise in consumer credits and loans viacredit cards. Loans to SMEs rose 20% and deposits and mutual funds increased 16%.
In results (and always in local currency), gross operating income increased 21.0%, net interest income was up 30.9% (higher than the growth in business volumes, reflecting the better spreads) and revenue from fees plus insurance activity grew 18.9%.
Operating expenses increased 14.5% (inflation of 9.3%), due to the development of business infrastructure (+23 points-of-sale since June 2007). Net operating income was 26.2% higher. Net loan-loss provisions increased 178.7%, reflecting a rise in the risk premium (+51 b.p. in the last 12 months to 1.87%) as a result of the larger share in total lending of non-mortgage loans to individuals.
Net operating income less provisions remained virtually flat while attributable profit was 6.3% lower (-6.7% in euros) at EUR 259 million, because of the impact of the sale of pension business in 2007. Net profit from ordinary activity (i.e. discounting the effect of this sale) increased 0.5% (+0.1% in euros).
Retail Banking’s profit before tax (78% of the Group’s total in Chile) remained unchanged over the first half of 2007, Global Wholesale Banking’s was 26.1% lower, while Asset Management and Insurance rose 19.7%.
The efficiency ratio improved 2.1 p.p. to 37.7%. The recurrence ratio was 62.8% and ROE 33.1%. The NPL ratio was 2.28% and NPL coverage 111%.
OTHER COUNTRIES
Argentina
Santander Río is one of the country’s leading banks, with market shares of 9.9% in loans and 9.6% in deposits plus mutual funds. The Group has 282 points-of-sale and 2.1 million customers (+379,000 in 12 months and +34% in linked customers).
The economy is expected to keep on growing strongly, but less so than in 2007. Interest rates and inflation will remain high.
The Group’s strategy focuses on maximising the return on its franchise and placing more emphasis on customer linkage than on increasing the number of customers. In line with this focus, the pace of expanding the branch network is slowing down.

36	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
Lending rose 18%, mainly to individuals and SMEs. The bank has been particularly active in consumer loans and credit cards (market share of 10.8%). More than 155,000 loans and 437,000 cards were granted in the year to June. Deposits rose 11% (demand deposits +21%).
Commercial revenue increased 43.0%, net operating income 37.9% and net profit from ordinary activity excluding discontinued operations 21.4%. Attributable profit amounted to EUR 98 million. The efficiency ratio was 49.2% and the recurrence ratio 87.6%. The NPL ratio stood at 1.51% and NPL coverage was 201%.
Puerto Rico
Santander Puerto Rico is one of the island’s largest financial institutions. It has 133 branches, 500,000 customers (21% of them linked) and market shares of 10.8% in loans, 10.1% in deposits and 22.2% in mutual funds.
The economy is in recession, affecting both the pace of banking business and profitability, under pressure from lower activity and the rise in risk premiums. In this environment, the Group is continuing its strategy of selective growth in business with individual customers and companies.
A loss of EUR 7 million was made in the first half, due to higher net loan-loss provisions as net operating income (EUR 79 million) was up 48.8% excluding the exchange rate impact. The efficiency ratio was 53.5% and the recurrence ratio 44.7%. The NPL ratio was 4.70% and NPL coverage 82%.
Venezuela
Banco de Venezuela is one of the country’s largest banks, with market shares of 11.8% in loans and 10.7% in deposits. It has 285 branches and 3.0 million customers (+351,000 since June 2007).
Despite oil at record prices, the economy slowed in the first quarter of 2008 to 4.8% year-on-year compared to 8.5% in fourth quarter of 2007. The expected growth for 2008 is 5.6%. Inflation remained very high at more than 30%.
The focus this year is on maximising the profitability of the balance sheet and boosting recurrent revenues, through greater customer linkage (growth in transactional deposits and fee-generating services) and strict risk control. Lending rose 20% (more so in consumer credit and SMEs). Deposits and mutual funds increased 20%.
Attributable profit was EUR 109 million, 48.5% more excluding the exchange-rate impact (+29.0% in euros). Various regulatory measures were published in the first half which will exert pressure on growth in net interest income and fees. The efficiency ratio was 38.5% and the recurrence ratio 58.5%. ROE was 40.9%, the NPL ratio 1.39% and NPL coverage 202%.
Colombia
The market shares are 3.0% in loans as well as in deposits plus mutual funds. The group has 75 branches and 375,000 customers.
In a stable economic and financial environment, the Group focused on developing its franchise and on selective business growth, particularly in retail segments. Lending to individual customers and SMEs rose 21% (gain of 69 b.p. in the market share of mortgages and 13 b.p. in consumer loans), while deposits and mutual funds rose 24%.
Attributable profit was EUR 15 million, 19.6% higher year-on-year excluding the exchange-rate impact because of the increase in net loan-loss provisions and the impact of discontinued operations, as net operating income grew 56.6%. The NPL ratio was 1.59% and NPL coverage 202%.
Other countries
Uruguay’s attributable profit was EUR 6 million, while in Peru activity was focused on corporate banking and tending to the Group’s global customers.
LATIN AMERICA. RESULTS

	Gross operating		Net operating		Attributable profit
	income		income		to the Group
Million euros	H1’ 08	Var. (%)	H1’ 08	Var. (%)	H1’ 08	Var. (%)	Var. (%)*

Brazil	2,489	20.7	1,522	25.6	501	10.3
Mexico	1,458	21.2	976	32.9	367	14.0	16.3
Chile	840	20.4	515	25.6	259	(6.7)	0.1
Puerto Rico	170	6.4	79	29.3	(7)	—
Venezuela	416	29.0	228	47.0	109	29.0
Colombia	74	36.5	29	57.2	15	20.1	91.5
Argentina	275	16.1	137	18.1	98	(8.3)	4.0
Rest	61	30.1	(4)	(62.8)	(9)	—

Subtotal	5,782	20.9	3,482	29.2	1,333	4.4	8.7

Santander Private Banking	169	10.4	103	11.8	86	5.1

Total	5,952	20.6	3,585	28.6	1,420	4.4	8.5

(*).-	Change of results from ordinary activity before discontinued operations (sale of pension funds management institutions)

January — June 2008	37

INFORMATION BY PRINCIPAL SEGMENTS
FINANCIAL MANAGEMENT AND EQUITY STAKES

			Variation
Million euros	H1’ 08	H1’ 07	Amount	(%)

Income statement
Net interest income (w/o dividends)	(967)	(784)	(182)	23.3
Dividends	163	149	14	9.4

Net interest income	(804)	(636)	(169)	26.5

Inc. from companies accounted by equity method	608	154	454	295.0
Net fees	3	30	(27)	(89.3)
Insurance activity	—	—	—	—

Commercial revenue	(193)	(452)	259	(57.2)

Gains (losses) on financial transactions	497	118	379	321.4

Gross operating income	304	(334)	638	—

Income from non-financial services (net) and other operating income	4	(8)	11	—
Operating expenses	(415)	(397)	(18)	4.5
General administrative expenses	(348)	(262)	(85)	32.6
Personnel	(136)	(107)	(29)	26.9
Other administrative expenses	(212)	(155)	(57)	36.5
Depreciation and amortisation	(68)	(135)	67	(49.9)

Net operating income	(108)	(739)	631	(85.4)

Net loan loss provisions	(68)	13	(81)	—
Other income	(14)	(175)	161	(92.2)

Profit before taxes (w/o capital gains)	(190)	(901)	711	(79.0)

Tax on profit	486	374	112	29.8

Net profit from ordinary activity	296	(527)	823	—

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	296	(527)	823	—

Minority interests	0	10	(10)	(99.0)

Attributable profit to the Group (w/o capital gains)	296	(536)	832	—

Net extraordinary capital gains and allowances	—	566	(566)	(100.0)

Attributable profit to the Group	296	30	266	896.1

Balance sheet
Trading portfolio (w/o loans)	2,674	1,405	1,268	90.3
Available-for-sale financial assets	17,156	16,577	579	3.5
Investments	17,126	4,876	12,251	251.3
Goodwill	13,134	14,484	(1,350)	(9.3)
Liquidity lent to the Group	91,848	82,925	8,924	10.8
Capital assigned to Group areas	38,726	34,959	3,766	10.8
Other assets	60,133	39,961	20,172	50.5

Total assets/liabilities & shareholders’ equity	240,798	195,186	45,611	23.4

Customer deposits*	2,941	413	2,528	612.6
Marketable debt securities*	108,224	89,462	18,762	21.0
Subordinated debt	21,894	18,539	3,355	18.1
Preferred securities	—	—	—	—
Other liabilities	56,078	46,505	9,573	20.6
Group capital and reserves	51,660	40,267	11,393	28.3

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	133,060	108,414	24,645	22.7

(*)	Includes all stock of concept classified in the balance sheet

38	January — June 2008

INFORMATION BY PRINCIPAL SEGMENTS
FINANCIAL MANAGEMENT AND EQUITY STAKES
This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 20 of this report.
The cost of liquidity, via the transfer of funds to various businesses, is done at the short-term market rate, which was 4.29% in the first half of 2008 (3.82% in the same period of 2007).
The area made a profit of EUR 296 million in the first half compared to EUR 30 million in the same period of 2007. There were three main factors:
•
The first one was in income accounted for by the equity method which amounted to EUR 608 million compared to EUR 154 million in the first half of 2007, as a result of the incorporation in 2008 of EUR 477 million of profit net of tax from ABN AMRO.

•	The second one was in gains from financial transactions, which were EUR 497 million compared to EUR 118 million in the first half of 2007.

This increase was largely due to the greater contribution of interest rate and euro/dollar and euro/sterling exchange rate hedges (which cover the negative impact of the depreciation of the dollar and sterling on Latin America’s and the UK’s results).

In addition, in the first quarter of 2007 there were losses from exchange rate differences in the dividends paid by subsidiaries, as well as losses of value in equity operations.

•	Lastly, this area in 2007 included EUR 566 million of capital gains from the sale of the stake in Intesa Sanpaolo. There were no extraordinary capital gains in the first half of 2008.

Other aspects to bear in mind are:

•	Larger negative impact on net interest income of EUR 182 million, mainly due to the higher cost of financing ABN AMRO assets.

•
Dividends were EUR 14 million higher than in the first half of 2007. This figure is the net difference between the favourable impact of the dividends from Royal Bank of Scotland and Fortis and the smaller dividend from Intesa Sanpaolo due to the sale of the stake.

•
Costs were EUR 18 million higher (+4.5%) than in the first half of 2007. The sale of offices and particular buildings in Spain pushed up general expenses as these properties are now rented, partly offset by a drop in amortisation.

•	A net loan-loss provision of EUR 68 million as against EUR 13 million of releases in the first half of 2007.

•
“Other income” covers the temporary gap of various provisions and allowances for contingencies anticipated at the Group’s consolidated level but not recorded in the results of the various units until their effective materialisation. This item was negative in the two periods, less so in 2008.

•
Lastly, an income tax benefit of EUR 112 million more than in the first half of 2007 was recorded. This was largely due to the tax deduction from the financing cost of the assets acquired from ABN AMRO, as the profit was registered under income accounted for by the equity method net of tax.

As regards the area’s sub segments:

•	Equity Stakes: this sub segment centralises the management of equity stakes in financial and industrial companies.

Net capital gains and extraordinary allowances amounted to EUR 566 million, as a result of the sale of 1.79% of Intesa Sanpaolo.

At the end of June, the unrealised capital gains in listed financial and industrial stakes were estimated at around EUR 3,000 million.

•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

It includes the cost of hedging the capital of the Group’s non-euro denominated investments. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange rate risk continued to be hedged in 2007 and in the first half of 2008.

This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.

January — June 2008	39

INFORMATION BY SECONDARY SEGMENTS
INCOME STATEMENT AND BUSINESS VOLUMES SECONDARY SEGMENTS

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	H1’ 08	(%)	H1’ 08	(%)	H1’ 08	(%)	H1’ 08	(%)

Income statement
Net interest income	9,294	15.5	8,323	13.7	942	34.6	28	(5.4)

Inc. from companies accounted by equity method	6	3.4	5	4.5	1	(2.3)	—	—
Net fees	4,125	2.6	3,480	6.3	433	(16.0)	212	(7.6)
Insurance activity	180	8.2	(0)	—	—	—	180	8.3

Commercial revenue	13,605	11.1	11,808	11.4	1,376	13.1	420	(1.2)

Gains (losses) on financial transactions	1,171	8.5	741	99.8	407	(42.3)	23	599.4

Gross operating income	14,776	10.9	12,549	14.4	1,784	(7.2)	444	3.5

Income from non-financial services (net) and other operating income	(56)	124.0	(42)	296.4	(15)	(1.7)	0	12.7
Operating expenses	(5,759)	4.6	(5,048)	3.7	(563)	10.5	(148)	13.0
General administrative expenses	(5,212)	3.8	(4,552)	2.7	(519)	11.6	(140)	15.2
Personnel	(3,190)	5.8	(2,797)	4.3	(324)	16.4	(69)	25.3
Other administrative expenses	(2,022)	0.8	(1,755)	0.1	(195)	4.5	(72)	6.9
Depreciation and amortisation	(547)	12.5	(495)	14.5	(44)	(1.3)	(8)	(16.4)

Net operating income	8,961	15.1	7,459	22.5	1,206	(13.7)	296	(0.7)

Net loan loss provisions	(2,406)	59.3	(2,342)	48.0	(64)	—	(0)	657.2
Other income	(266)	275.1	(258)	348.0	(7)	(32.1)	(1)	(79.0)

Profit before taxes (w/o capital gains)	6,288	1.3	4,858	9.1	1,135	(22.2)	295	(0.2)

Business volumes
Total assets	873,591	0.9	616,248	5.6	236,909	(10.1)	20,434	11.7
Customer loans	559,997	1.5	490,437	4.5	69,519	(15.5)	41	(81.8)
Customer deposits	339,318	1.7	285,359	4.2	53,958	(9.5)	1	(76.1)
RETAIL BANKING
Retail Banking generated 85% of total gross operating income and 77% of profit before tax (EUR 4,858 million, +9.1% year-on-year). Continental Europe, Abbey and Latin America all performed well, despite the negative impact of exchange rates.
Gross operating income was 14.4% higher at EUR 12,549 million. Net interest income kept up its trend of quarter-on-quarter growth and increased 13.7% over the first half of 2007, fuelled by greater business volumes and better customer spreads. Net fees rose 6.3% and gains on financial transactions increased in the components of customers and portfolios.
Operating expenses only rose 3.7%, leaving the “jaws” (the difference between the growth in gross operating income and costs) at almost 11 p.p and producing a further gain of 3.8 p.p. in the efficiency ratio for the whole of Retail Banking to below 40% again.
Net operating income increased 22.5% to EUR 7,459 million.
Net loan-loss provisions were 48.0% higher than in the first half of 2007 because of the growth in lending, the entry into more profitable segments and products, a small rise in risk premiums and the release of some provisions in units in the first quarter of last year. However, the strength of net operating income absorbed the higher provisions and enabled net operating income less provisions to be 13.5% higher (+16% excluding exchange rate impact).
Customer lending increased 5%, significantly affected by exchange rates and deposits, including the “Valores Santander”, rose 7%.
•
Retail Banking in Continental Europe, against a background of economic slowdown, notched up new quarterly record in net interest income and net and gross operating income as well as profits. Net interest income rose 17.3%, net operating income 17.2% and profit before tax 10.6%. All units (Santander Branch Network, Banesto Retail, Santander Consumer Finance and Portugal Retail) made positive contributions.

The main drivers continued to be: business growth, although gradually slowing, good management of prices in an environment of rising interest rates and selective control of costs. The efficiency ratio improved from 38.9% in the first half of 2007 to 36.7% a year later.

40	January — June 2008

INFORMATION BY SECONDARY SEGMENTS
•
United Kingdom’s Retail Banking in euro terms was still very determined by the negative impact of the exchange rate (15 p.p.). Net operating income in euros was 3.9% higher and 19.3% in sterling, thanks to growth of 9.0% in gross operating income and lower costs (-0.8%) both in sterling. The combined effect was an improvement in the efficiency ratio of 4.6 p.p. to 47.9%. Net loan loss provisions increased 9.2% and profit before tax was 21.3% higher (+5.7% in euros).

•
Retail Banking in Latin America continued to produce good results, based on growth in customer business, the good performance of net interest income and net fees, and control of costs compatible with ongoing business development. Commercial revenue increased 17.0% in euros and net operating income 37.9%. Net operating income less provisions increased 22.2%. Excluding the exchange rate impact, the respective growth rates were 21.3%, 43.2% and 27.7%.

The growth strategy was based on increasing the number of individual customers and SMEs, developing anchor products, such as payroll and credit cards, and focusing on more profitable products in all countries.

The negative year-on-year comparison in other income because of the release in 2007 of a fund constituted in Brazil (which it was not necessary to use) meant that profit before tax was 8.0% higher (+13.1% excluding the exchange rate impact).

The performance of the three main countries (Brazil, Mexico and Chile) was very good. Their combined commercial revenue (in euros) grew 17.7%, a pace which reached 40.8% in net operating income and 10.2% in profit before tax, as a result of increased provisions and the negative impact of other income in Brazil. Excluding the exchange rate impact, the growth rates were 19.1%, 43.3% and 13.2% respectively.

Global Private Banking, almost all of which is included in this segment and covering various geographic areas, generated profit before tax of EUR 234 million, 10.1% more than in the first half of 2007.
This division, created in the second half of 2007, includes units specialised in financial advice and management of the assets of high income clients (Banif in Spain, Cater Allen, James Hay and Abbey Sharedealing in the UK and Santander Private Banking in Latin America and Italy) as well as domestic private banking units in Portugal and Latin America, managed on a shared basis with local retail banks.
The focus in 2008 is on boosting the number of clients and deepening business with existing ones. Assets under management amounted to EUR 109,000 million, 1% less than at the end of 2007. This performance reflected the impact of the plummeting markets and the dollar’s sharp slide against the euro, which were offset largely by the good results in the capturing of funds. Gross operating income grew 8.6% year-on-year and combined with contained costs produced an increase of 10.1% in profit before tax (+20.8% excluding exchange rate impact).
The division continued to adapt its business model to various units, with particular emphasis on the IT platform for customer management which will be the same for everyone. This will enhance the quality of service and produce significant synergies.
RETAIL BANKING. RESULTS

	Gross operating		Net operating		Profit
	income		income		before taxes
Million euros	H1’ 08	Var. (%)	H1’ 08	Var. (%)	H1’ 08	Var. (%)

Continental Europe*	6,060	12.9	3,801	17.2	2,789	10.6

o/w: Spain	4,323	12.8	2,671	17.9	2,151	11.8
Portugal*	537	4.1	284	6.5	262	11.8

United Kingdom	1,561	(5.0)	825	3.9	679	5.7

Latin America	4,928	24.5	2,833	37.9	1,390	8.0

o/w: Brazil	1,992	30.9	1,129	48.3	397	14.4
Mexico	1,258	21.5	832	33.8	472	14.6
Chile	729	24.9	439	36.3	284	(1.1)

Total Retail Banking*	12,549	14.4	7,459	22.5	4,858	9.1

(*)	Without extraordinary capital gains and allowances in H1’07.

January — June 2008	41

INFORMATION BY SECONDARY SEGMENTS
GLOBAL WHOLESALE BANKING
This segment, managed by Santander Global Banking & Markets, contributed 12% of gross operating income and 18% of total profit before tax (EUR 1,135 million, 22.2% less than in the first half of 2007).
Year-on-year comparisons are affected by the change in the conditions of international wholesale markets and, in Santander’s case, by the exceptional first half of 2007 (record gross operating income and profits), the result of three factors:
•	High revenues from trading (EUR 532 million as against EUR 275 million in the first half of 2008);

•	Large specific operations in investment banking in the first quarter of 2007 and loans in Spain and Portugal;

•	And the release of generic allowances (EUR 79 million) compared with EUR 54 million of provisions in the first half of 2008.
Gross operating income was 7.2% lower year-on-year and expenses were 10.5% higher, taking the efficiency ratio to 31.5%.
Net operating income was 13.7% lower at EUR 1,206 million and profit before tax declined even more (-22.2%) because of the release of generic provisions already mentioned.
Comparisons look better if made with the whole of 2007 and not just with the first half. Based on the average in 2007, gross operating income in the first half of 2008 was 8% higher, net operating income 11% and profit before tax 10%.
This performance was the result of the strength of customer revenues which were 9% more than in the first half of 2007 and 31% higher than the second half. This reflected the improvements in global management of products and businesses and the extension of products such as Santander Global Connect.
The United Kingdom and Latin America registered solid year-on-year growth in gross operating income from customers (+39% and +34%, respectively), which offset the lower contribution from Spain and Portugal due to the aforementioned large operations.
Santander Global Banking & Markets continued to deepen its global business focus by taking new steps in its customer-product vector. Of note was the integration of Abbey Financial Markets into Global Wholesale Banking, which was completed in the first quarter and increased our diversification and competitive position in Europe.
The Global Customer Relationship Model, which manages global corporate and institutional customers, strengthened its interrelation with the product areas by restructuring the coverage area and developing specialised units. The model’s revenues improved in the second quarter and amounted to EUR 845 million (+17% year-on-year).
The product vector’s areas also made progress in becoming more global and adapting to the changing needs of markets and customers. Areas are aligned by families of products, particularly in the markets’ part, aiding their global design and taking advantage of their leverage and the strength of the retail banks in the markets where Santander is present. The areas are as follows:
1) Global Transaction Banking
This area, which comprises cash management and trade finance as well as basic finance, continued the strength with which it began the year, backed by competitive local and regional solutions for corporate and institutional clients in their natural markets.
Gross operating income was 30% higher than in the first half of 2007. Of note was the growth in cash management in all geographic areas, as well as the push in trade finance in Latin America (mid-double digit growth excluding exchange rate impact). Strong contribution from basic financing thanks to better spreads.
2) Corporate Finance
The Bank’s greater visibility in its core markets enabled it to increase the number of intermediation and advisory mandates in mergers and acquisitions, as well as generate interest in asset and capital structuring operations. Gross operating income declined 62%, affected by the big operations in Spain and Portugal in early 2007 and by the situation of financial markets.

42	January — June 2008

INFORMATION BY SECONDARY SEGMENTS
Of note in Mergers and Acquisitions was participation in the following operations, among others: in Europe, Autogrill’s purchase of World Duty Free, the sale of Sadiel by Endesa and the sale of Capitalinvest retail park in Portugal; in Latin America, the financial structuring for Walter Torre in Brazil, advising MPE on the sale of Carroll’s Foods do Brasil and Petrobrás’ acquisition of Petroquisa.
Of note in Asset & Capital Structuring was the sale of a portfolio of structured loans to Deutsche Bank and the push given to solar energy projects under the strategic agreement with British Petroleum, underwriting the capital and structuring the financing.
3) Credit
The year-on-year comparisons for this area, which covers all the units of origination, risk management and distribution of structured credit and debt products, are also affected by the operations conducted in the first half of 2007 and by the wholesale credit market crunch. Gross operating income was 3% lower year-on-year, although the second quarter was 19% higher than the first quarter.
In structured finance, Santander continued to support its clients in transformational operations in the still tough markets. Of note was the participation in the £7,150 million refinancing of Ferrovial’s purchase of BAA. In bonds and securitisations, we led several key operations for the reopening of debt markets. Santander was the only bookrunner in the Americas, Europe and Asia for Independencia in Brazil.
4) Rates
This area, which covers all trading activities in interest rate and exchange rate markets for wholesale (Santander Global Markets) and retail customers (Santander Global Connect), generated gross operating income 21% higher than in the first half of 2007, despite highly volatile markets.
Thanks to the soundness of traditional markets and the push in other new ones, the area achieved its objectives and generated a varied portfolio of operations. Of note was the very good performance of Latin America, especially Brazil and Chile.
Particularly noteworthy was the growth in large companies in the Customer Relationship Model in Latin America, the larger volume of business with retail customers (Santander Global Connect) in Brazil and Mexico, reflecting their potential, and the good results from management of books, particularly in Spain.
5) Equity
The gross operating income of this area, which covers all activities related to the equity markets, was 10% higher year-on-year, despite the high degree of uncertainty in the markets.
This environment negatively affected brokerage activities, particularly in Europe whose gross operating income was reduced by one third, although our market share in Spain improved (14.7% including Banesto Bolsa, up from 13.9% in 2007). Latin America continued to do well, with gross operating income growing 17% year-on-year (excluding exchange rate impact) driven by Brazil (particularly after its credit upgrading) and Chile.
Activity in the primary markets, affected by greater volatility and uncertainty, was also lower, with significant delays in new listings which were partly offset by a larger number of capital increases. Santander played a notable role in these operations, as it was the co-lead manager in most of those conducted in the financial sector in Europe and in Imperial Tobacco’s capital increase. Something similar in Latin America, where Santander participated in 50% of operations.
On the other hand, the greater demand in the market by investors for risk coverage solutions and positions and the structuring of lending instruments for retail networks, spurred activity in equity derivatives. Except for the decrease in revenues in the UK because of large operations in 2007, all geographic areas performed very well (+30% in Spain, Portugal and Latin America), spurred by sales as well as management of books.
Securities finance and securities lending in the UK (gross operating income doubled in sterling because of higher volumes and spreads) also performed well, as did brokerage of equity derivatives in organised markets, with growth in all geographic areas.
Lastly, custody revenues in Europe saw a slight decrease. Better showing in Latin America with revenues growing at double digits, excluding the exchange rate impact.

January — June 2008	43

INFORMATION BY SECONDARY SEGMENTS
ASSET MANAGEMENT AND INSURANCE
This segment accounted for 3% of the operating areas’ total gross operating income and 5% of profit before tax in the first half at EUR 295 million (EUR 296 million a year earlier).
Gross operating income (+3.5% year-on-year), is the result of solid growth in insurance revenues which offset the lower ones from funds. One of the reasons for the latter was the slowdown in mutual funds business in Spain where customers and commercial networks focused on traditional deposits and/or structured under the form of insurance.
Operating expenses (+13.0%) still reflect the development of both global businesses. Net operating income and profit before tax were, respectively, 0.7% and 0.2% lower year-on-year. Latin America’s obligatory pension business is not included in the figure as this business was sold and discaontinued in 2007.
Total gross operating income contributed to the Group, including that recorded by the distribution networks, increased 3% year-on-year to EUR 1,919 million.
Asset Management
Santander Asset Management’s global business generated EUR 795 million of fees in the first half of 2008, 16% lower than in the same period of 2007. Profit before tax, after deducting operating expenses and fees paid to the networks, was 0.2% lower at EUR 119 million. Total managed assets amounted to EUR 115,000 million.
Business in developed countries was conducted in an environment of strong preference for on-balance sheet funds and a considerable lack of confidence in the markets. Of note in this environment was the quality of Santander Asset Management’s portfolios which suffered no problems of solvency.
The global strategy continued to focus on developing platforms for transnational investment, improving the product mix and spreads. We also continued to streamline the range of products and gradually use the platform in Luxembourg to unify products which can be distributed from anywhere in the world. The main developments by units and geographic areas are as follows:
In Spain, and within traditional asset management, the Group managed EUR 45,000 million in mutual funds and investment companies, 19% less than in December 2007.
The main factors behind the large net outflow of funds in the industry as a whole (-16% since December 2007) are the reduced tax attractiveness of funds compared to alternative products, the higher return on time deposits in a context of a strong appetite for liquidity and savers’ search for security in a complex market.
In Santander Asset Management’s case, another factor was the strengthening of investment-savings insurance by the Group’s networks. In this context, we maintained our hallmark management soundness, launching new products for the most conservative range — the ones most demanded by customers and networks.
Of note was the new range of “fondepósitos” (EUR 1,975 million captured in the first half), which was much commented on in the financial press. The Group remained the leader in the sector with a market share of 20% (excluding real estate funds) according to Inverco.
Growth in pension plans in Spain was lower at both Group and industry level because of tax changes made in 2007 to contributions to individual plans. At the end of June, Santander Asset Management managed EUR 9,900 million, 85% of which were individual plans.
We continued the policy in Portugal’s mutual and pension funds of developing the range of higher value-added products, which further increased the average commission in a context of greater competition for deposits. Managed assets amounted to EUR 6,000 million.
The UK still benefited from the restructuring of its global model and from Abbey’s drive in structured retail products which continued to grow strongly. Managed assets, once commitments with institutional clients were concluded, amounted to EUR 8,700 million.
ASSET MANAGEMENT AND INSURANCE. RESULTS

	Gross operating		Net operating		Profit
	income		income		before taxes
Million euros	H1’ 08	Var. (%)	H1’ 08	Var. (%)	H1’ 08	Var. (%)

Mutual funds	186	(0.4)	106	(7.2)	105	(7.3)
Pension funds	19	72.6	14	131.8	14	139.1
Insurance	239	3.3	177	(0.9)	176	(0.1)

Total Asset Management and Insurance	444	3.5	296	(0.7)	295	(0.2)

44	January — June 2008

INFORMATION BY SECONDARY SEGMENTS
Latin America’s mutual funds rose 4% year-on-year, excluding the exchange-rate impact, to EUR 35,600 million. Brazil had EUR 20,000 million under management before Banco Real’s incorporation, while Mexico’s funds grew 15% excluding exchange-rate impact.
Santander Asset Management, meanwhile, kept its strong presence in alternative management products, where the Group manages more than EUR 10,000 million. Of note were:
•
In funds of hedge funds, Optimal maintained its solid position in international business, both in terms of the volume managed (EUR 5,000 million) as well as the return, all of this in a difficult environment.

•
In real estate funds, where we are the leader in Spain with a market share of 46% according to Inverco, the focus remained on increasing the range of products and investment markets (basically European real estate markets), as well as boosting the management capacity of real estate investment companies for private banking customers in Spain.

•	In venture capital funds, Santander Private Equity manages more than EUR 300 million.
Insurance
The global business of Santander Insurance generated in the first half of 2008 total revenues (fees and insurance activity) of EUR 1,124 million (+22.3% year-on-year), 7.6% of the operating areas’ total. The total contribution to the Group’s results (profit before tax of the insurance companies and brokers) was EUR 176 million, while fees received by networks totalled EUR 1,077 million (+22.6% year-on-year).
Premium income in the first half amounted to EUR 5,000 million, 20% more than in the same period of 2007. Savings-life products accounted for the largest share of the total (72%) compared to 15% for life-risk and 13% for non-life. Of the total premium income distributed, 84% was subscribed by the Group’s companies.
In 2008 Santander Insurance made further progress in its global business model with new developments in products and distribution channels. Of note was the launch of the “affinities” channel, which leverages relations with the Group’s corporate clients to distribute insurance products to clients. So far there are 8 distribution agreements. This complements the strength of our main distribution channel (branches) for all types of insurance and the push from direct channels.
Continental Europe (63% of the total contribution) did well in all its units. Spain’s contribution rose 25% year-on-year to EUR 339 million, largely due to the very strong marketing in the Santander Branch Network of savings-insurance.
Of note in Portugal was the growth in insurance linked to loans and the contribution of new savings products. Their total contribution to the Group was 63% higher year-on-year at EUR 86 million.
Santander Consumer Finance kept up a strong pace of growth, particularly in Germany. Its contribution increased 35% to EUR 250 million.
The UK’s total contribution was EUR 97 million, 21% lower year-on-year in sterling. This was due to the loss of business from the intermediary channel (sold in September 2007), the lower volume of PPI products because of the changes in the local regulatory environment and the reduced volume of new mortgages in the market (first buyers and movers).
Latin America generated EUR 306 million (+30% year-on-year without the exchange-rate impact) and 28% of the total business contribution in the first half. The greater marketing via banking networks and other channels such as telemarketing, together with the development of simple and transparent products, increased the total contribution of the main countries by high double digit growth rates. Of note were Brazil (50% of the region’s contribution) and Mexico (+ 71% in local currency, backed by its new business plan).

January — June 2008	45

CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
Banco Santander held its AGM on June 21 which was attended by 221,001 shareholders (personally and represented) holding 3,541,310,236 shares (56.622% of the Bank’s capital stock). Members of the Board of Directors at the meeting held 6,007,245 shares themselves and represented 2,076,486,319 shares (33,297% of the capital stock). The average percentage of votes in favour of the proposals submitted by the board was 96.531%.
Of note among the agreements adopted was approval of some new corporate Bylaws for the Bank. This reform was guided by three overriding objectives:
i) reflect in the Bylaws the basic information principles of the latest recommendations in the sphere of corporate governance of listed companies and, particularly, of the Unified Code of Good Governance, a large part of which has already been incorporated into the Board’s regulations and those of Shareholders’ Meetings and constitute the Bank’s normal practice;
ii) incorporate certain instruments needed to make the Bank’s organisation and management more flexible, in order to smooth the path of potentially interesting operations and add new technologies; and
iii) modernise and technically improve the drawing up of previous Bylaws, completing and clarifying the regulation of some matters.
The AGM ratified the appointment of Mr. Juan Rodríguez Inciarte, who was appointed by cooption at the Board’s meeting on January 28, 2008. The following were re-elected to the Board: Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Luis Ángel Rojo Duque and Mr. Luis Alberto Salazar-Simpson Bos.
This brought the number of directors to 19, six of whom are executive and 13 non-executive. Of the 13, nine are independent, two proprietary and two, in the Board’s view, are neither proprietary nor independent.
In order to encourage informed participation of shareholders at the meeting, as of May 9, 2008 the Group posted on its website all proposals to be agreed upon, as well as the CVs of Directors whose ratification or re-election was to be proposed at the meeting and a report on the remuneration policy of Directors.
Furthermore and, as it is customary, from the date the AGM was called, shareholders were able to exercise their right to information via a specific email address (junta.accionistas@santander.com).

46	January — June 2008

OTHER SIGNIFICANT FACTS
OTHER SIGNIFICANT FACTS
•	ABN AMRO separation process:
The separation process of ABN Amro businesses went according to schedule. In July the DNB approved the individual separation plan of Banco Real and the activities in Brazil. Later, Banco Central do Brasil approved, and Santander made effective, the purchase.
•	Recommended acquisition of Alliance & Leicester:
Banco Santander, S.A. and Alliance & Leicester (A&L) reached agreement on July 14 on the terms of a recommended acquisition of the entire issued and to be issued share capital of A&L.
Under the terms of the Acquisition, A&L shareholders will receive one Santander share for every three A&L shares. Prior to the effective date, A&L intends to declare an interim dividend of 18 pence in cash per A&L share.
The basic aspects of the acquisition:
•
As at announcement, each A&L share was valued at 299 pence and the existing issued share capital of A&L at approximately £1,259 million, representing a premium of approximately 36.4 per cent to the closing price on July 11, 2008. Taking into account the interim dividend, the premium is about 44.6 per cent over such closing price.

•
The acquisition allows the combination of A&L and Abbey’s complementary business operations, enhancing the competitive positioning of the products and services offered by the Group, thus benefiting customers. The combined group should also benefit from increased efficiency and should, over time, enable A&L’s cost of funding to be reduced from the current high levels.

•	The acquisition will deliver increased critical mass for the Santander Group in the UK market, as part of our vertical strategy.
•	In-market cost synergies through our presence in the UK of more than £180 million (annualised and before tax) by the end of 2011.
•	Geographic complementarity of both distribution networks (A&L has a notable presence in the Midlands and Abbey in London).
•	Acceleration by 2-3 years of Abbey’s expansion in business with SMEs and retailers.
•
The transaction meets Grupo Santander’s financial requirements as it is expected to be accretive as of 2009 and enables a return on investment of 19% to be achieved in 2011. This statement as to financial accretion is not, however, intended to mean that Santander’s future earnings per share will necessarily exceed or match those of any prior year.

It is intended that the acquisition will be implemented by means of a scheme of arrangement. It is expected that the Scheme Document will be posted in August 2008 and that, subject to the satisfaction, or where relevant waiver, of all relevant conditions, the Scheme will become effective and the acquisition completed in or around October 2008.
The acquisition is subject to approval by the shareholders of Banco Santander, S.A. (in relation to the necessary capital increase) and A&L and to approval of the Scheme by the UK High Court, as well as authorisation by the UK and Spanish regulators and by the relevant authorities in matters of antitrust authorities.
•	Agreements to acquire assets
•
Agreement with Fortis to acquire for EUR 209 million the asset management activities of ABN AMRO in Brazil, which were bought by Fortis as part of the acquisition of ABN AMRO by the consortium of Royal Bank of Scotland, Fortis and Santander.

•	On May 30, Banco Santander and Banca Monte dei Paschi di Siena announced the completion of the purchase-sale of Antonveneta for EUR 9,000 million, under the agreement announced on November 8, 2007.
•
As a continuation of the communiqué of March 27, 2008, Banco Santander reached a definitive agreement with General Electric to acquire GE Money’s units in Germany, Finland and Austria, their card units in the UK and Ireland and their auto finance company in the UK. GE Commercial Finance, for its part, is to acquire Interbanca, which Banco Santander received as part of the distribution of the assets of ABN AMRO agreed when ABN AMRO was bought by Santander, Royal Bank of Scotland and Fortis. The base price agreed for both transactions was EUR 1,000 million each one, subject to various adjustments. The operation is expected to be completed during the fourth quarter.

•
On July 1 the acquisition (announced in Q1’08) to acquire the consumer finance business of Royal Bank of Scotland in Continental Europe, including its activities in Germany, the Netherlands, Belgium and Austria, for a total amount of EUR 336 million. This business had 2.3 million customers and assets of EUR 2,200 million in 2007.

•	Dividends:
•
The fourth interim dividend of EUR 0.2820 per share charged to 2007’s profits was paid on May 1, (+41% over the previous year), bringing the total dividend to EUR 0.6508 per share. This was 25% higher than the 2006 dividend.

•	The first interim dividend of EUR 0.1352 (+10%) charged to 2008’s earnings will be paid on August 1.

January — June 2008	47

CORPORATE SOCIAL RESPONSIBILITY
CORPORATE SOCIAL RESPONSIBILITY
Grupo Santander continued to develop new corporate social responsibility initiatives. The main ones are set out below.
Santander Universities
Santander continued to expand its commitment to universities during the second quarter. A long-term agreement was signed with Queen’s University, Belfast, which will benefit students, researchers and entrepreneurs and provide scholarships for postgraduate studies and travel. This followed those already signed with universities such as Oxford and Cambridge.
A framework agreement was signed with the University of São Paulo and the Network of Latin American and Caribbean Universities, under which 1,000 scholarships for learning Spanish at a distance will be granted, 15 scholarships for postgraduate studies in Portugal, 20 scholarships for research in the international sphere and the delivery of 180,000 intelligent university cards. This brought the number of Santander scholarships for teachers and students around the world to 12,500 and the number of smart cards to 3.1 million.
Universia
Universia, the world’s largest university cooperation network with more than 1,000 partner universities, focused during the second quarter on fostering travel. Mr. Emilio Botín, Universia’s Chairman, and Fernando Alonso, two-time world Formula 1 champion, presented the Universia-Fernando Alonso programme at the Polytechnic University of Catalonia. Under it, 300 travel scholarships worth EUR 3,000 each will be granted.
Humanitarian actions and volunteers
In order to enhance the feeling of belonging to a group, Santander held a “Semana Santander eres tú” week. In the last week of June the Bank organised humanitarian and sporting activities in all the countries where it is present.
Banco Santander continued, moreover, to step up its commitment to society, through:
•	Signing an agreement with the ONCE Foundation for the blind, under which the Bank will employ 30 disabilitied people.
•	Abbey’s foundation will provide funds for the Princess Royal Trust for Carers. These carers look after people at home with disabilities and chronic illnesses.
The environment
Santander is committed to the environment. It obtained 83 points in the category on climate change in the latest regular review of the Dow Jones Sustainability Index carried out in 2007. This put it among the leading banks in the world.
Of note among the measures taken this year to protect and care for the environment are:
•
The Retail Banking Division in Spain sponsored the II Ecology Week, organised by the Andalusian Ecological Agricultural Association Committee and contributing to the economic development of the most specialised municipalities in this sector.

•	Programme to recover and plant in green areas, organised by Banco de Venezuela.
•	The structured finance team of Santander Global Banking and Markets led the financing of the largest solar energy plant built and launched so far in Europe.
Awards and Recognitions
For the second time in the last four years the magazine Euromoney named Santander the World’s Best Bank. The magazine highlighted Santander’s growth, strategy and capacity to execute projects which made it “very probably the world’s best managed bank.
Santander was also named the Best Regional Bank in Latin America, in the UK (Abbey), in Spain (Banesto), Portugal, Chile and Argentina, and the Best Project Finance in Latin America. This is the first time that a bank has w on five national awards as well as the regional and world ones.
Retail Banker International named Banco Santander the year’s Best International Commercial Bank. It also obtained the highest recognition in the categories of Best International Commercial Bank and Best Merger and Acquisition Agreement for the sale of the Italian bank Antonveneta, which Santander acquired when the assets of ABN AMRO were distributed.
The ESADE business school, together with Accenture and the economic daily Expansión, awarded Banco Santander the Grand Brand Prize, the most prestigious in Spain in its field, in recognition of the best practice in brand strategy.

48	January — June 2008

Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com Legal Head Office: Paseo Pereda, 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain) Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com Legal Head Office: Paseo Pereda, 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Key consolidated data

			Variation
	H1 ’08	H1 ’07	Amount	%	2007

Balance sheet (million euros)
Total assets	918,332	885,603	32,728	3.7	912,915
Customer loans	563,101	552,686	10,416	1.9	565,477
Customer funds under management	758,562	799,685	(41,123)	(5.1)	784,995
Shareholders’ equity	55,544	43,956	11,588	26.4	51,945
Total managed funds	1,050,928	1,071,815	(20,887)	(1.9)	1,063,892

Income statement (million euros)
Net interest income (w/o dividends)	8,175	7,130	1,045	14.7	14,882
Commercial revenue	13,412	11,789	1,623	13.8	24,096
Gross operating income	15,080	12,986	2,094	16.1	27,095
Net operating income	8,853	7,048	1,805	25.6	14,842
Net profit from ordinary activity	4,990	4,082	908	22.2	8,518
Attributable profit to the Group (1)	4,730	3,876	854	22.0	8,111

EPS, profitability and efficiency (%)
EPS (euro) (1) (2)	0.7100	0.6210			1.2789
Diluted EPS (euro) (1) (2)	0.7064	0.6181			1.2657
ROE (1)	18.60	19.62			19.61
ROA (1)	1.12	0.97			0.98
RORWA (1)	1.90	1.72			1.76
Efficiency ratio	40.37	44.56			44.22

Capital (BIS II in H1’08) and NPL ratios (%)
BIS ratio	11.43	13.09			12.66
Tier I	7.88	7.90			7.71
Core capital	6.32	6.27			6.25
NPL ratio	1.34	0.83			0.95
NPL coverage	118.70	169.16			150.55

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	11.67	13.69			14.79
Market capitalisation (million euros)	72,988	85,621			92,501
Book value (euro) (2)	8.30	7.03			7.76
Price / Book value (X) (2)	1.41	1.95			1.91
P/E ratio (X) (1)	8.22	11.02			11.56	*

Other data
Number of shareholders	2,255,266	2,315,649			2,278,321
Number of employees	131,153	130,417			131,819
Continental Europe	48,167	46,987			47,838
United Kingdom	16,489	16,613			16,827
Latin America	64,773	65,063			65,628
Financial management and equity stakes	1,724	1,754			1,526
Number of branches	11,216	11,092			11,178
Continental Europe	5,983	5,906			5,976
United Kingdom	705	705			704
Latin America	4,528	4,481			4,498

Information over profit with extraordinary capital gains and allowances
Attributable profit to the Group	4,730	4,458	272	6.1	9,060
EPS (euro) (2)	0.7100	0.7143			1.4287
Diluted EPS (euro) (2)	0.7064	0.7110			1.4139
ROE	18.60	22.57			21.91
ROA	1.12	1.10			1.09
RORWA	1.90	1.96			1.95

(1).-	In H1’07 and December 2007 data without extraordinary capital gains and allowances.

(2).-	The December 2007 and H1 ‘08 calculations, include in the denominator the number of shares needed to compulsorily convert the “Valores Santander”.

Note:
The financial information here was approved by the Board of Directors at its meeting on July 21, 2008, following a favourable report from the Audit and Compliance Committee on July, 15. In its review, the Committee vouched that the infomration had been drawn up in accordance with the same principles and practices as the annual financial statements. In addition, the external auditors issued their corresponding report on the Group’s consolidated financial statements at June 30, 2008 as envisaged in Royal Decree 1362/2007.

Income statement
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%

Net interest income (w/o dividends)	8,175	7,130	1,045	14.7
Dividends	315	284	31	10.9

Net interest income	8,490	7,414	1,076	14.5

Income from companies accounted for by the equity method	614	160	454	284.2
Net fees	4,128	4,049	79	1.9
Insurance activity	180	167	14	8.2

Commercial revenue	13,412	11,789	1,623	13.8

Gains (losses) on financial transactions	1,668	1,197	471	39.4

Gross operating income	15,080	12,986	2,094	16.1

Income from non-financial services	59	77	(18)	(23.5)
Non-financial expenses	(36)	(41)	5	(12.7)
Other operating income	(76)	(69)	(7)	9.8
Operating expenses	(6,174)	(5,906)	(269)	4.5
General administrative expenses	(5,559)	(5,284)	(275)	5.2
Personnel	(3,325)	(3,122)	(203)	6.5
Other administrative expenses	(2,234)	(2,162)	(72)	3.3
Depreciation and amortisation	(615)	(622)	7	(1.1)

Net operating income	8,853	7,048	1,805	25.6

Impairment loss on assets	(2,544)	(1,521)	(1,023)	67.3
Loans	(2,475)	(1,497)	(977)	65.3
Goodwill	—	—	—	—
Other assets	(69)	(24)	(46)	192.4
Other income	(211)	(222)	12	(5.3)

Profit before taxes (w/o capital gains)	6,099	5,305	794	15.0

Tax on profit	(1,109)	(1,223)	113	(9.3)

Net profit from ordinary activity	4,990	4,082	908	22.2

Net profit from discontinued operations	3	63	(60)	(95.9)

Net consolidated profit (w/o capital gains)	4,992	4,145	848	20.4

Minority interests	262	268	(7)	(2.4)

Attributable profit to the Group (w/o capital gains)	4,730	3,876	854	22.0

Net extraordinary capital gains and allowances	—	582	(582)	(100.0)

Attributable profit to the Group	4,730	4,458	272	6.1

Pro memoria:
Average total assets	895,150	858,487	36,662	4.3
Average shareholders’ equity	50,850	39,515	11,335	28.7

Quarterly

Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08

Net interest income (w/o dividends)	3,459	3,671	3,886	3,866	3,966	4,209
Dividends	48	236	74	56	60	255

Net interest income	3,507	3,907	3,960	3,922	4,025	4,464

Income from companies accounted for by the equity method	60	100	89	193	341	273
Net fees	2,034	2,015	1,972	2,019	2,073	2,055
Insurance activity	79	87	83	70	88	92

Commercial revenue	5,681	6,108	6,103	6,203	6,528	6,884

Gains (losses) on financial transactions	488	709	856	945	819	849

Gross operating income	6,168	6,818	6,960	7,149	7,347	7,733

Income from non-financial services	34	43	33	42	23	36
Non-financial expenses	(18)	(22)	(15)	(23)	(16)	(19)
Other operating income	(34)	(36)	(42)	(7)	(37)	(39)
Operating expenses	(2,915)	(2,990)	(3,084)	(3,219)	(3,081)	(3,093)
General administrative expenses	(2,609)	(2,675)	(2,749)	(2,907)	(2,774)	(2,786)
Personnel	(1,530)	(1,592)	(1,639)	(1,749)	(1,656)	(1,669)
Other administrative expenses	(1,079)	(1,083)	(1,110)	(1,158)	(1,117)	(1,117)
Depreciation and amortisation	(307)	(315)	(334)	(312)	(308)	(307)

Net operating income	3,236	3,812	3,852	3,942	4,236	4,618

Impairment loss on assets	(683)	(838)	(898)	(1,130)	(1,162)	(1,382)
Loans	(670)	(827)	(890)	(1,082)	(1,135)	(1,340)
Goodwill	—	—	—	(14)	—	—
Other assets	(13)	(11)	(8)	(33)	(27)	(42)
Other income	(88)	(134)	(153)	(7)	(208)	(3)

Profit before taxes (w/o capital gains)	2,465	2,839	2,801	2,805	2,866	3,233

Tax on profit	(567)	(655)	(580)	(589)	(531)	(579)

Net profit from ordinary activity	1,898	2,184	2,220	2,216	2,335	2,654

Net profit from discontinued operations	30	33	36	13	1	2

Net consolidated profit (w/o capital gains)	1,927	2,217	2,257	2,230	2,336	2,656

Minority interests	125	143	143	109	130	132

Attributable profit to the Group (w/o capital gains)	1,802	2,074	2,113	2,121	2,206	2,524

Net extraordinary capital gains and allowances	—	582	—	368	—	—

Attributable profit to the Group	1,802	2,656	2,113	2,488	2,206	2,524

EPS w/o capital gains (euros)	0.2887	0.3323	0.3390	0.3189	0.3310	0.3790

Diluted EPS w/o capital gains (euros)	0.2874	0.3307	0.3375	0.3101	0.3287	0.3777

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1 ’08	H1 ’07	30.06.08	31.12.07	30.06.07

US$	1.5291	1.3290	1.5764	1.4721	1.3505
Pound sterling	0.7746	0.6747	0.7923	0.7334	0.6740
Brazilian real	2.5942	2.7166	2.5112	2.5963	2.5951
New Mexican peso	16.2356	14.5485	16.2298	16.0740	14.5645
Chilean peso	712.1239	709.0288	821.3832	733.0322	711.6460
Venezuelan bolivar fuerte	3.2845	2.8535	3.3841	3.1610	2.8999
Argentine peso	4.8260	4.1347	4.7702	4.6684	4.1916

Net fees and insurance business

Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%

Commissions for services	2,013	1,793	220	12.3
Credit and debit cards	452	387	64	16.6
Account management	286	281	5	1.8
Commercial bills	137	110	27	24.2
Guarantees and other contingent liabilities	182	174	8	4.7
Other transactions	956	840	116	13.8
Mutual & pension funds	795	951	(156)	(16.4)
Securities services	376	553	(177)	(32.0)
Insurance	944	753	192	25.4

Net fees	4,128	4,049	79	1.9

Insurance activity	180	167	14	8.2

Net fees and insurance business	4,308	4,216	92	2.2

Operating expenses

Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%

Personnel expenses	3,325	3,122	203	6.5
General expenses	2,234	2,162	72	3.3
Information technology	241	248	(8)	(3.2)
Communications	203	204	(1)	(0.5)
Advertising	247	273	(26)	(9.6)
Buildings and premises	490	421	70	16.5
Printed and office material	65	68	(3)	(4.1)
Taxes (other than profit tax)	131	129	2	1.5
Other expenses	857	818	38	4.7

Personnel and general expenses	5,559	5,284	275	5.2

Depreciation and amortisation	615	622	(7)	(1.1)

Total operating expenses	6,174	5,906	269	4.5

Net loan-loss provisions

Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%

Non performing loans	2,801	1,814	986	54.4
Country-risk	(6)	27	(33)	—
Recovery of written-off assets	(320)	(344)	24	(6.9)

Total	2,475	1,497	977	65.3

Balance sheet

Million euros

			Variation
	30.06.08	30.06.07	Amount	%	31.12.07
Assets
Cash on hand and deposits at central banks	19,594	20,386	(792)	(3.9)	31,063
Trading portfolio	135,993	182,319	(46,325)	(25.4)	158,800
Debt securities	56,659	76,490	(19,830)	(25.9)	66,331
Customer loans	6,345	32,994	(26,650)	(80.8)	23,704
Equities	8,656	12,481	(3,825)	(30.6)	9,744
Other	64,333	60,354	3,980	6.6	59,021
Other financial assets at fair value	31,314	29,327	1,987	6.8	24,829
Customer loans	8,701	8,257	444	5.4	8,022
Other	22,614	21,070	1,544	7.3	16,808
Available-for-sale financial assets	38,726	40,504	(1,779)	(4.4)	44,349
Debt securities	31,557	32,258	(702)	(2.2)	34,187
Equities	7,169	8,246	(1,077)	(13.1)	10,162
Loans	624,224	558,916	65,308	11.7	579,530
Deposits at credit institutions	56,755	32,368	24,387	75.3	31,760
Customer loans	548,056	511,434	36,622	7.2	533,751
Other	19,413	15,113	4,299	28.4	14,019
Investments	17,211	4,949	12,261	247.7	15,689
Intangible assets and property and equipment	11,246	13,048	(1,802)	(13.8)	11,661
Goodwill	13,138	14,489	(1,351)	(9.3)	13,831
Other	26,885	21,664	5,221	24.1	33,162

Total assets	918,332	885,603	32,728	3.7	912,915

Liabilities and shareholders’ equity
Trading portfolio	111,133	126,002	(14,870)	(11.8)	122,754
Customer deposits	13,213	15,347	(2,134)	(13.9)	27,992
Marketable debt securities	10,212	19,243	(9,031)	(46.9)	17,091
Other	87,708	91,412	(3,705)	(4.1)	77,671
Other financial liabilities at fair value	36,041	39,206	(3,166)	(8.1)	33,156
Customer deposits	10,266	9,825	442	4.5	10,669
Marketable debt securities	8,157	11,103	(2,945)	(26.5)	10,279
Other	17,617	18,279	(662)	(3.6)	12,208
Financial liabilities at amortized cost	668,620	622,764	45,856	7.4	652,952
Due to central banks and credit institutions	71,749	52,185	19,564	37.5	77,434
Customer deposits	318,780	308,806	9,974	3.2	317,043
Marketable debt securities	220,887	208,803	12,085	5.8	206,265
Subordinated debt	33,965	31,828	2,137	6.7	35,670
Other financial liabilities	23,238	21,142	2,097	9.9	16,540
Insurance liabilities	14,959	12,902	2,057	15.9	13,034
Provisions	15,668	17,208	(1,540)	(8.9)	16,571
Other liability accounts	15,676	18,710	(3,034)	(16.2)	16,368
Preferred securities	483	664	(181)	(27.3)	523
Minority interests	2,335	2,304	31	1.3	2,358
Equity adjustments by valuation	(2,126)	1,886	(4,013)	—	722
Capital stock	3,127	3,127	—	—	3,127
Reserves	48,532	37,139	11,393	30.7	43,828
Attributable profit to the Group	4,730	4,458	272	6.1	9,060
Less: dividends	(846)	(769)	(77)	10.0	(1,538)

Total liabilities and shareholders’ equity	918,332	885,603	32,728	3.7	912,915

Balance sheet

Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Assets
Cash on hand and deposits at central banks	15,001	20,386	19,339	31,063	20,298	19,594
Trading portfolio	164,849	182,319	164,040	158,800	136,462	135,993
Debt securities	73,040	76,490	74,949	66,331	55,213	56,659
Customer loans	32,668	32,994	24,409	23,704	9,016	6,345
Equities	11,253	12,481	10,309	9,744	8,223	8,656
Other	47,887	60,354	54,373	59,021	64,010	64,333
Other financial assets at fair value	15,625	29,327	42,359	24,829	29,360	31,314
Customer loans	8,002	8,257	7,891	8,022	8,014	8,701
Other	7,623	21,070	34,467	16,808	21,346	22,614
Available-for-sale financial assets	34,071	40,504	40,631	44,349	37,350	38,726
Debt securities	25,842	32,258	32,039	34,187	29,380	31,557
Equities	8,228	8,246	8,592	10,162	7,970	7,169
Loans	561,544	558,916	565,594	579,530	579,252	624,224
Deposits at credit institutions	58,057	32,368	31,833	31,760	33,552	56,755
Customer loans	490,141	511,434	518,915	533,751	527,915	548,056
Other	13,346	15,113	14,847	14,019	17,785	19,413
Investments	4,912	4,949	4,892	15,689	15,456	17,211
Intangible assets and property and equipment	12,687	13,048	13,318	11,661	11,300	11,246
Goodwill	14,373	14,489	14,262	13,831	13,130	13,138
Other	21,178	21,664	22,234	33,162	34,916	26,885

Total assets	844,240	885,603	886,668	912,915	877,524	918,332

Liabilities and shareholders’ equity
Trading portfolio	126,017	126,002	117,746	122,754	104,899	111,133
Customer deposits	14,306	15,347	25,164	27,992	17,257	13,213
Marketable debt securities	22,478	19,243	18,109	17,091	17,659	10,212
Other	89,233	91,412	74,473	77,671	69,983	87,708
Other financial liabilities at fair value	12,513	39,206	37,131	33,156	43,591	36,041
Customer deposits	250	9,825	8,088	10,669	10,158	10,266
Marketable debt securities	12,263	11,103	10,802	10,279	8,144	8,157
Other	—	18,279	18,241	12,208	25,288	17,617
Financial liabilities at amortized cost	614,256	622,764	634,543	652,952	629,238	668,620
Due to central banks and credit institutions	61,073	52,185	61,375	77,434	58,969	71,749
Customer deposits	312,555	308,806	315,057	317,043	304,738	318,780
Marketable debt securities	187,699	208,803	209,052	206,265	209,014	220,887
Subordinated debt	33,355	31,828	31,918	35,670	34,929	33,965
Other financial liabilities	19,574	21,142	17,141	16,540	21,588	23,238
Insurance liabilities	12,030	12,902	13,255	13,034	13,854	14,959
Provisions	17,597	17,208	16,706	16,571	16,116	15,668
Other liability accounts	14,651	18,710	18,404	16,368	15,356	15,676
Preferred securities	670	664	558	523	490	483
Minority interests	2,055	2,304	2,332	2,358	2,313	2,335
Equity adjustments by valuation	2,384	1,886	980	722	(1,955)	(2,126)
Capital stock	3,127	3,127	3,127	3,127	3,127	3,127
Reserves	40,393	37,139	36,852	43,828	52,359	48,532
Attributable profit to the Group	1,802	4,458	6,572	9,060	2,206	4,730
Less: dividends	(3,256)	(769)	(1,538)	(1,538)	(4,070)	(846)

Total liabilities and shareholders’ equity	844,240	885,603	886,668	912,915	877,524	918,332

Customer loans

Million euros

			Variation
	30.06.08	30.06.07	Amount	%	31.12.07

Public sector	6,574	5,640	933	16.5	5,633
Other residents	233,521	213,526	19,995	9.4	227,512
Commercial bills	15,954	17,423	(1,469)	(8.4)	18,248
Secured loans	125,889	118,639	7,250	6.1	123,371
Other loans	91,678	77,464	14,214	18.3	85,893
Non-resident sector	332,529	342,129	(9,600)	(2.8)	341,027
Secured loans	199,623	198,927	696	0.3	199,316
Other loans	132,906	143,201	(10,296)	(7.2)	141,711

Gross customer loans	572,624	561,295	11,328	2.0	574,172

Loan-loss allowances	9,522	8,610	912	10.6	8,695

Net customer loans	563,101	552,686	10,416	1.9	565,477

Pro memoria: Doubtful loans	8,455	5,320	3,135	58.9	6,070
Public sector	1	1	(0)	(2.4)	1
Other residents	3,439	1,374	2,065	150.3	1,812
Non-resident sector	5,015	3,945	1,070	27.1	4,257

Customer loans

Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08

Public sector	5,604	5,640	5,213	5,633	5,460	6,574
Other residents	204,943	213,526	218,672	227,512	229,778	233,521
Commercial bills	16,173	17,423	17,114	18,248	16,430	15,954
Secured loans	114,888	118,639	120,750	123,371	124,441	125,889
Other loans	73,882	77,464	80,807	85,893	88,906	91,678
Non-resident sector	328,561	342,129	335,892	341,027	318,629	332,529
Secured loans	192,452	198,927	201,795	199,316	190,531	199,623
Other loans	136,109	143,201	134,097	141,711	128,099	132,906

Gross customer loans	539,108	561,295	559,776	574,172	553,867	572,624

Loan-loss allowances	8,297	8,610	8,561	8,695	8,922	9,522

Net customer loans	530,811	552,686	551,215	565,477	544,945	563,101

Pro memoria: Doubtful loans	4,910	5,320	5,669	6,070	7,041	8,455
Public sector	1	1	2	1	1	1
Other residents	1,264	1,374	1,512	1,812	2,461	3,439
Non-resident sector	3,646	3,945	4,156	4,257	4,580	5,015

Credit risk management (*)

Million euros

			Variation
	30.06.08	30.06.07	Amount		%	31.12.07

Non-performing loans	8,604	5,354	3,250		60.7	6,179
NPL ratio (%)	1.34	0.83	0.51 p.			0.95
Loan-loss allowances	10,212	9,056	1,156		12.8	9,302
Specific	3,921	3,136	785		25.0	3,275
General-purpose	6,292	5,920	372		6.3	6,027
NPL coverage (%)	118.70	169.16	(50.46 p.	)		150.55
Credit cost (%) **	0.66	0.37	0.29 p.			0.50

Ordinary non-performing and doubtful loans ***	6,195	3,861	2,334		60.5	4,335
NPL ratio (%) ***	0.97	0.60	0.37 p.			0.67
NPL coverage (%) ***	164.84	234.55	(69.71 p.	)		214.58

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets

(***)	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management (*)

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08

Non-performing loans	4,936	5,354	5,738	6,179	7,148	8,604
NPL ratio (%)	0.82	0.83	0.89	0.95	1.16	1.34
Loan-loss allowances	8,722	9,056	9,073	9,302	9,531	10,212
Specific	2,944	3,136	3,128	3,275	3,454	3,921
General-purpose	5,778	5,920	5,945	6,027	6,077	6,292
NPL coverage (%)	176.70	169.16	158.12	150.55	133.33	118.70
Credit cost (%) **	0.34	0.37	0.43	0.50	0.58	0.66

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets
Non-performing loans by quarter

Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08

Balance at beginning of period	4,608	4,936	5,354	5,738	6,179	7,148
+ Net additions	1,058	1,047	1,256	1,531	1,854	2,451
- Write-offs	(729)	(629)	(872)	(1,090)	(884)	(996)

Balance at period-end	4,936	5,354	5,738	6,179	7,148	8,604

Customer funds under management

Million euros

			Variation
	30.06.08	30.06.07	Amount	%	31.12.07

Public sector	11,742	12,509	(767)	(6.1)	15,239
Other residents	109,450	96,497	12,953	13.4	103,772
Demand deposits	51,123	53,284	(2,160)	(4.1)	53,779
Time deposits	40,414	26,973	13,442	49.8	31,007
REPOs	17,913	16,241	1,672	10.3	18,986
Non-resident sector	221,067	224,971	(3,904)	(1.7)	236,693
Demand deposits	111,439	121,699	(10,260)	(8.4)	117,699
Time deposits	83,623	73,479	10,144	13.8	78,287
REPOs	22,788	27,675	(4,887)	(17.7)	37,538
Public Sector	3,217	2,117	1,099	51.9	3,168

Customer deposits	342,259	333,977	8,282	2.5	355,704

Debt securities	239,257	239,149	108	0.0	233,634
Subordinated debt	33,965	31,828	2,137	6.7	35,670

On-balance-sheet customer funds	615,481	604,954	10,527	1.7	625,009

Mutual funds	104,210	133,774	(29,564)	(22.1)	119,211
Pension funds	11,324	31,629	(20,305)	(64.2) *	11,952
Managed portfolios	17,062	20,809	(3,747)	(18.0)	19,814
Savings-insurance policies	10,484	8,520	1,965	23.1	9,009

Other customer funds under management	143,080	194,731	(51,651)	(26.5)	159,986

Customer funds under management	758,562	799,685	(41,123)	(5.1) *	784,995

(*).-	Without impact of the sale of pension funds management institutions in Latin America, pension funds: -2.3%; customer funds under management: -2.7%
Mutual funds

Million euros

			Variation
	30.06.08	30.06.07	Amount	%	31.12.07

Spain	55,254	78,934	(23,680)	(30.0)	67,246
Portugal	4,623	6,333	(1,710)	(27.0)	5,698
United Kingdom	8,741	12,980	(4,240)	(32.7)	10,225
Latin America	35,592	35,526	66	0.2	36,041

Total	104,210	133,774	(29,564)	(22.1)	119,211

Pension funds

Million euros

			Variation
	30.06.08	30.06.07	Amount	%	31.12.07

Spain	9,915	10,118	(202)	(2.0)	10,464
Portugal	1,409	1,472	(63)	(4.3)	1,488
Latin America	—	20,039	(20,039)	(100.0)	—

Total	11,324	31,629	(20,305)	(64.2)	11,952	*

(*).-	Without impact of the sale of pension funds management institutions in Latin America: -2,3%

Customer funds under management

Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08

Public sector	16,012	12,509	14,257	15,239	13,752	11,742
Other residents	92,958	96,497	101,914	103,772	104,690	109,450
Demand deposits	52,000	53,284	55,900	53,779	51,179	51,123
Time deposits	26,013	26,973	28,497	31,007	32,769	40,414
REPOs	14,945	16,241	17,517	18,986	20,742	17,913
Non-resident sector	218,140	224,971	232,138	236,693	213,711	221,067
Demand deposits	118,573	121,699	121,131	117,699	109,672	111,439
Time deposits	71,171	73,479	76,410	78,287	80,023	83,623
REPOs	26,377	27,675	32,160	37,538	22,037	22,788
Public Sector	2,021	2,117	2,437	3,168	1,978	3,217

Customer deposits	327,111	333,977	348,309	355,704	332,153	342,259

Debt securities	222,441	239,149	237,963	233,634	234,817	239,257
Subordinated debt	33,355	31,828	31,918	35,670	34,929	33,965

On-balance-sheet customer funds	582,907	604,954	618,190	625,009	601,899	615,481

Mutual funds	131,147	133,774	128,190	119,211	108,881	104,210
Pension funds	29,996	31,629	30,707	11,952	11,537	11,324
Managed portfolios	19,245	20,809	20,489	19,814	17,381	17,062
Savings-insurance policies	7,383	8,520	8,910	9,009	9,821	10,484

Other customer funds under management	187,772	194,731	188,297	159,986	147,619	143,080

Customer funds under management	770,679	799,685	806,487	784,995	749,518	758,562

Mutual funds

Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08

Spain	78,854	78,934	75,125	67,246	60,110	55,254
Portugal	6,160	6,333	6,039	5,698	5,175	4,623
United Kingdom	13,640	12,980	10,923	10,225	8,542	8,741
Latin America	32,494	35,526	36,103	36,041	35,054	35,592

Total	131,147	133,774	128,190	119,211	108,881	104,210

Pension funds

Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08

Spain	9,980	10,118	10,116	10,464	10,107	9,915
Portugal	1,453	1,472	1,450	1,488	1,430	1,409
Latin America	18,564	20,039	19,141	—	—	—

Total	29,996	31,629	30,707	11,952	11,537	11,324

Shareholders’ equity and minority interests
Million euros

			Variation
	30.06.08	30.06.07	Amount	%	31.12.07

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	28,212	16,879	11,334	67.1	23,458
Treasury stock	(50)	(109)	59	(54.1)	(0)

On-balance-sheet shareholders’ equity	51,660	40,267	11,393	28.3	46,955

Attributable profit	4,730	4,458	272	6.1	9,060
Interim dividend distributed	—	—	—	—	(1,538)

Shareholders’ equity at period-end	56,390	44,725	11,665	26.1	54,478

Interim dividend not distributed	(846)	(769)	(77)	10.0	(2,532)

Shareholders’ equity	55,544	43,956	11,588	26.4	51,945

Valuation adjustments	(2,126)	1,886	(4,013)	—	722
Minority interests	2,335	2,304	31	1.3	2,358
Preferred securities	483	664	(181)	(27.3)	523
Preferred securities in subordinated debt	6,901	7,365	(464)	(6.3)	7,261

Shareholders’ equity and minority interests	63,137	56,175	6,961	12.4	62,810

Computable capital and BIS II ratio
Million euros

30.06.08

Core capital	29,428
Basic capital	36,713
Supplementary capital	23,030
Deductions*	(6,499)

Computable capital	53,243

Risk-weighted assets	465,859

BIS II ratio	11.43

Tier I (before deductions)	7.88

Core capital	6.32

Shareholders’ equity surplus (BIS II ratio)	15,975

(*).-
Mainly corresponding to the stake in RFS Holdings, recorded by the equity method. This company holds the businesses acquired from ABN AMRO until their definitive separation and subsequent incorporation into the Group by global integration.

Statement of changes in consolidated shareholders’ equity
Million euros

	H1 ’08	H1 ’07

Available-for-sale financial assets	(2,307)	(1,071)
Other financial liabilities at fair value	—	—
Cash flow hedges	(124)	(39)
Hedges of net investments in businesses abroad	743	34
Exchange differences	(1,159)	92
Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	(2,848)	(984)

Net consolidated profit (published)	4,992	4,727
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	4,992	4,727

Parent Bank	1,882	3,474
Minority interests*	262	268

Total revenues and expenses	2,144	3,743

(*).-	In additionin the first half of 2008 the net loss directly recognised in equity relating to minority interests amounted to a loss o EUR 133 million (EUR 76 million loss in the same period of 2007).

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	H1 ’08	H1 ’07	Amount	%	H1 ’08	H1 ’07	Amount	%
Income statement (million euros)

Continental Europe*	4,387	4,046	341	8.4	2,388	2,451	(63)	(2.6)

o/w: Four large retail units*	3,882	3,322	559	16.8	2,092	1,849	243	13.2
Santander Branch Network	1,699	1,418	282	19.9	1,032	899	133	14.8
Banesto	722	633	89	14.1	400	338	62	18.5
Santander Consumer Finance	1,109	921	188	20.5	382	352	30	8.4
Portugal*	351	351	0	0.0	278	259	18	7.0

United Kingdom	990	955	35	3.7	627	602	25	4.2

Latin America	3,585	2,787	798	28.6	1,420	1,360	60	4.4

o/w: Brazil	1,522	1,211	311	25.6	501	455	47	10.3
Mexico	976	735	242	32.9	367	322	45	14.0
Chile	515	410	105	25.6	259	277	(19)	(6.7)

Operating areas*	8,961	7,787	1,174	15.1	4,434	4,413	22	0.5

Financial management and equity stakes*	(108)	(739)	631	(85.4)	296	(536)	832	—

Total Group*	8,853	7,048	1,805	25.6	4,730	3,876	854	22.0

Net extraordinary capital gains and allowances					—	582	(582)	(100.0)

Total Group					4,730	4,458	272	6.1

(*).-	Without extraordinary capital gains and allowances in H1 ’07

	Efficiency ratio		ROE*		NPL ratio			NPL coverage
	H1 ’08	H1 ’07	H1 ’08	H1 ’07	30.06.08		30.06.07	30.06.08		30.06.07
Ratios (%)

Continental Europe	36.7	37.1	21.21	23.38	1.43		0.79	129		211

o/w: Santander Branch Network	35.7	38.8	24.71	23.21	1.33	**	0.57	130	**	291
Banesto	39.6	41.7	19.95	18.68	0.80		0.42	202		386
Santander Consumer Finance	27.1	29.2	22.60	31.49	3.49		2.78	90		113
Portugal	43.3	42.7	26.89	27.52	1.53		1.27	93		121

United Kingdom	46.7	50.4	29.70	31.53	0.70		0.55	55		78

Latin America	37.7	41.1	27.68	29.76	2.16		1.61	121		151

o/w: Brazil	36.9	38.8	29.00	29.32	3.11		2.70	103		102
Mexico	30.7	35.8	26.08	27.24	1.45		1.05	158		217
Chile	37.7	39.8	33.14	42.01	2.28		1.88	111		132

Operating areas	38.4	40.5	23.97	26.00	1.31		0.81	116		167

Total Group	40.4	44.6	18.60	19.62	1.34		0.83	119		169

(*).-	Without extraordinary capital gains and allowances in H1 ‘07. Including Group ROE: 22,57%.

(**).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2008 stood at 1.06% (0.41% in June 2007) and NPL coverage was 169% (355% in June 2007)

	Employees		Branches(1)
	30.06.08	30.06.07	30.06.08	30.06.07
Operating means
Continental Europe	48,167	46,987	5,983	5,906

o/w: Santander Branch Network	19,341	19,510	2,905	2,857
Banesto	10,630	10,983	1,934	1,945
Santander Consumer Finance	7,547	6,442	285	279
Portugal	6,577	6,266	765	737

United Kingdom	16,489	16,613	705	705

Latin America	64,773	65,063	4,528	4,481

o/w: Brazil	21,249	21,697	2,121	2,037
Mexico	13,227	14,020	1,091	1,042
Chile	12,495	13,240	498	475

Operating areas	129,429	128,663	11,216	11,092

Financial management and equity stakes	1,724	1,754

Total Group	131,153	130,417	11,216	11,092

(1).-	Including traditional branches, banking services points and companies service points.

Operating areas
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	9,294	8,050	1,244	15.5

Income from companies accounted for by the equity method	6	6	0	3.4
Net fees	4,125	4,019	105	2.6
Insurance activity	180	167	14	8.2

Commercial revenue	13,605	12,241	1,364	11.1

Gains (losses) on financial transactions	1,171	1,079	92	8.5

Gross operating income	14,776	13,320	1,456	10.9

Income from non-financial services (net) and other operating income	(56)	(25)	(31)	124.0
Operating expenses	(5,759)	(5,508)	(251)	4.6
General administrative expenses	(5,212)	(5,022)	(190)	3.8
Personnel	(3,190)	(3,015)	(175)	5.8
Other administrative expenses	(2,022)	(2,006)	(15)	0.8
Depreciation and amortisation	(547)	(487)	(61)	12.5

Net operating income	8,961	7,787	1,174	15.1

Net loan loss provisions	(2,406)	(1,510)	(896)	59.3
Other income	(266)	(71)	(195)	275.1

Profit before taxes (w/o capital gains)	6,288	6,206	83	1.3

Tax on profit	(1,595)	(1,597)	2	(0.1)

Net profit from ordinary activity	4,693	4,609	85	1.8

Net profit from discontinued operations	3	63	(60)	(95.9)

Net consolidated profit (w/o capital gains)	4,696	4,671	25	0.5

Minority interests	262	259	3	1.2

Attributable profit to the Group (w/o capital gains)	4,434	4,413	22	0.5

Net extraordinary capital gains and allowances	—	16	(16)	(100.0)

Attributable profit to the Group	4,434	4,429	6	0.1

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	559,997	551,669	8,328	1.5
Trading portfolio (w/o loans)	119,922	127,820	(7,899)	(6.2)
Available-for-sale financial assets	21,569	23,928	(2,358)	(9.9)
Due from credit institutions*	101,387	98,882	2,505	2.5
Intangible assets and property and equipment	11,513	12,090	(577)	(4.8)
Other assets	59,203	51,066	8,137	15.9

Total assets/liabilities & shareholders’ equity	873,591	865,455	8,136	0.9

Customer deposits*	339,318	333,564	5,754	1.7
Marketable debt securities*	131,033	149,687	(18,654)	(12.5)
Subordinated debt	12,071	13,289	(1,218)	(9.2)
Insurance liabilities	14,959	12,902	2,057	15.9
Due to credit institutions*	142,394	142,133	261	0.2
Other liabilities	195,090	178,920	16,170	9.0
Shareholders’ equity	38,726	34,959	3,766	10.8

Other customer funds under management	143,080	194,731	(51,651)	(26.5)

Mutual funds	104,210	133,774	(29,564)	(22.1)
Pension funds	11,324	31,629	(20,305)	(64.2)
Managed portfolios	17,062	20,809	(3,747)	(18.0)
Savings-insurance policies	10,484	8,520	1,965	23.1

Customer funds under management	625,502	691,271	(65,769)	(9.5)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.97	26.00	(2.03 p. )
Efficiency ratio	38.36	40.47	(2.11 p. )
NPL ratio	1.31	0.81	0.50 p.
NPL coverage	115.79	167.04	(51.25 p. )
Number of employees (direct & indirect)	129,429	128,663	766	0.60
Number of branches	11,216	11,092	124	1.12

Operating areas
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	3,898	4,152	4,375	4,458	4,541	4,753

Income from companies accounted for by the equity method	4	2	3	6	3	3
Net fees	2,022	1,997	1,981	2,010	2,079	2,046
Insurance activity	81	86	83	70	88	92

Commercial revenue	6,004	6,237	6,442	6,544	6,711	6,894

Gains (losses) on financial transactions	619	460	349	353	673	498

Gross operating income	6,623	6,697	6,791	6,897	7,384	7,392

Income from non-financial services (net) and other operating income	(13)	(12)	(33)	(2)	(25)	(31)
Operating expenses	(2,722)	(2,786)	(2,884)	(3,051)	(2,880)	(2,879)
General administrative expenses	(2,482)	(2,540)	(2,613)	(2,799)	(2,619)	(2,593)
Personnel	(1,482)	(1,533)	(1,582)	(1,676)	(1,582)	(1,608)
Other administrative expenses	(1,000)	(1,006)	(1,031)	(1,123)	(1,036)	(986)
Depreciation and amortisation	(240)	(246)	(271)	(251)	(262)	(286)

Net operating income	3,888	3,899	3,875	3,845	4,479	4,483

Net loan loss provisions	(679)	(832)	(898)	(1,047)	(1,133)	(1,273)
Other income	49	(120)	(143)	(132)	(153)	(113)

Profit before taxes (w/o capital gains)	3,258	2,947	2,834	2,666	3,192	3,096

Tax on profit	(872)	(725)	(675)	(744)	(801)	(794)

Net profit from ordinary activity	2,387	2,222	2,159	1,922	2,391	2,302

Net profit from discontinued operations	30	33	36	13	1	2

Net consolidated profit (w/o capital gains)	2,416	2,255	2,195	1,935	2,392	2,304
Minority interests	119	140	141	112	128	134

Attributable profit to the Group (w/o capital gains)	2,298	2,115	2,054	1,823	2,264	2,170

Net extraordinary capital gains and allowances	—	16	—	—	—	—

Attributable profit to the Group	2,298	2,131	2,054	1,823	2,264	2,170

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	530,093	551,669	549,685	563,557	543,431	559,997
Trading portfolio (w/o loans)	115,943	127,820	124,891	121,474	111,927	119,922
Available-for-sale financial assets	24,110	23,928	21,532	22,821	22,179	21,569
Due from credit institutions*	119,633	98,882	105,757	84,160	87,670	101,387
Intangible assets and property and equipment	11,331	12,090	12,174	11,864	11,421	11,513
Other assets	45,216	51,066	51,150	60,041	54,687	59,203

Total assets/liabilities & shareholders’ equity	846,327	865,455	865,190	863,917	831,314	873,591

Customer deposits*	326,924	333,564	345,825	353,735	331,207	339,318
Marketable debt securities*	139,710	149,687	149,077	151,438	134,754	131,033
Subordinated debt	14,052	13,289	12,805	12,796	12,353	12,071
Insurance liabilities	12,030	12,902	13,255	13,034	13,854	14,959
Due to credit institutions*	153,839	142,133	132,693	123,777	122,442	142,394
Other liabilities	165,149	178,920	178,269	177,100	179,745	195,090
Shareholders’ equity	34,623	34,959	33,266	32,038	36,959	38,726

Other customer funds under management	187,966	194,731	188,297	159,986	147,619	143,080

Mutual funds	131,147	133,774	128,190	119,211	108,881	104,210
Pension funds	29,996	31,629	30,707	11,952	11,537	11,324
Managed portfolios	19,439	20,809	20,489	19,814	17,381	17,062
Savings-insurance policies	7,383	8,520	8,910	9,009	9,821	10,484

Customer funds under management	668,652	691,271	696,004	677,955	625,932	625,502

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.80	0.81	0.87	0.94	1.12	1.31
NPL coverage	164.03	167.04	156.53	149.32	132.66	115.79
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	422,092	438,298	450,667	456,671	455,191	417,497

Continental Europe
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	4,502	3,830	673	17.6

Income from companies accounted for by the equity method	1	4	(4)	(80.0)
Net fees	2,093	2,163	(71)	(3.3)
Insurance activity	85	75	10	13.2

Commercial revenue	6,680	6,072	608	10.0

Gains (losses) on financial transactions	312	417	(105)	(25.2)

Gross operating income	6,993	6,489	503	7.8

Income from non-financial services (net) and other operating income	11	20	(9)	(45.5)
Operating expenses	(2,617)	(2,464)	(153)	6.2
General administrative expenses	(2,328)	(2,192)	(136)	6.2
Personnel	(1,550)	(1,464)	(86)	5.8
Other administrative expenses	(778)	(728)	(51)	7.0
Depreciation and amortisation	(288)	(272)	(17)	6.2

Net operating income	4,387	4,046	341	8.4

Net loan loss provisions	(1,065)	(646)	(419)	64.9
Other income	9	78	(70)	(89.1)

Profit before taxes (w/o capital gains)	3,330	3,478	(148)	(4.2)

Tax on profit	(889)	(969)	80	(8.3)

Net profit from ordinary activity	2,442	2,509	(67)	(2.7)

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	2,442	2,509	(67)	(2.7)

Minority interests	54	58	(4)	(6.8)

Attributable profit to the Group (w/o capital gains)	2,388	2,451	(63)	(2.6)

Net extraordinary capital gains and allowances	—	16	(16)	(100.0)

Attributable profit to the Group	2,388	2,468	(80)	(3.2)

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	319,677	290,506	29,171	10.0
Trading portfolio (w/o loans)	59,972	38,590	21,382	55.4
Available-for-sale financial assets	8,463	9,536	(1,074)	(11.3)
Due from credit institutions*	63,537	55,393	8,144	14.7
Intangible assets and property and equipment	5,438	5,170	267	5.2
Other assets	22,751	17,670	5,081	28.8

Total assets/liabilities & shareholders’ equity	479,839	416,866	62,973	15.1

Customer deposits*	151,494	138,791	12,703	9.2
Marketable debt securities*	62,087	59,210	2,877	4.9
Subordinated debt	2,289	2,351	(62)	(2.6)
Insurance liabilities	12,621	10,473	2,147	20.5
Due to credit institutions*	79,405	62,181	17,224	27.7
Other liabilities	148,101	122,173	25,928	21.2
Shareholders’ equity	23,841	21,686	2,155	9.9

Other customer funds under management	86,893	113,645	(26,751)	(23.5)

Mutual funds	59,877	85,267	(25,390)	(29.8)
Pension funds	11,324	11,590	(266)	(2.3)
Managed portfolios	5,284	8,774	(3,491)	(39.8)
Savings-insurance policies	10,408	8,013	2,395	29.9

Customer funds under management	302,764	313,997	(11,233)	(3.6)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	21.21	23.38	(2.17 p. )
Efficiency ratio	36.72	37.08	(0.36 p. )
NPL ratio	1.43	0.79	0.64 p.
NPL coverage	129.23	210.80	(81.57 p. )
Number of employees (direct & indirect)	48,167	46,987	1,180	2.5
Number of branches	5,983	5,906	77	1.3

Continental Europe
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,856	1,973	2,008	2,056	2,164	2,338

Income from companies accounted for by the equity method	2	2	2	3	1	(0)
Net fees	1,115	1,048	989	986	1,052	1,041
Insurance activity	39	36	39	34	39	46

Commercial revenue	3,012	3,060	3,038	3,078	3,255	3,425

Gains (losses) on financial transactions	288	129	148	89	235	77

Gross operating income	3,300	3,189	3,187	3,168	3,490	3,502

Income from non-financial services (net) and other operating income	9	11	1	9	7	4
Operating expenses	(1,212)	(1,252)	(1,279)	(1,345)	(1,309)	(1,308)
General administrative expenses	(1,076)	(1,116)	(1,130)	(1,206)	(1,166)	(1,162)
Personnel	(718)	(746)	(759)	(792)	(770)	(780)
Other administrative expenses	(358)	(370)	(371)	(414)	(396)	(382)
Depreciation and amortisation	(136)	(136)	(148)	(139)	(143)	(145)

Net operating income	2,097	1,948	1,909	1,832	2,188	2,199

Net loan loss provisions	(271)	(375)	(371)	(507)	(484)	(581)
Other income	46	32	(54)	16	2	6

Profit before taxes (w/o capital gains)	1,873	1,605	1,484	1,340	1,707	1,624

Tax on profit	(529)	(440)	(394)	(409)	(457)	(432)

Net profit from ordinary activity	1,344	1,165	1,089	931	1,250	1,192

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	1,344	1,165	1,089	931	1,250	1,192

Minority interests	27	31	24	25	26	28

Attributable profit to the Group (w/o capital gains)	1,317	1,135	1,065	906	1,224	1,164

Net extraordinary capital gains and allowances	—	16	—	—	—	—

Attributable profit to the Group	1,317	1,151	1,065	906	1,224	1,164

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	278,028	290,506	296,587	310,618	311,366	319,677
Trading portfolio (w/o loans)	32,487	38,590	36,759	44,846	53,698	59,972
Available-for-sale financial assets	10,449	9,536	9,930	10,149	9,224	8,463
Due from credit institutions*	73,969	55,393	71,758	53,204	53,501	63,537
Intangible assets and property and equipment	4,697	5,170	5,239	5,373	5,384	5,438
Other assets	16,801	17,670	18,307	25,876	20,798	22,751

Total assets/liabilities & shareholders’ equity	416,430	416,866	438,580	450,067	453,971	479,839

Customer deposits*	139,144	138,791	144,971	149,167	147,196	151,494
Marketable debt securities*	52,815	59,210	66,384	70,344	61,087	62,087
Subordinated debt	2,386	2,351	2,360	2,379	2,358	2,289
Insurance liabilities	9,761	10,473	10,821	10,907	11,740	12,621
Due to credit institutions*	77,852	62,181	65,563	66,025	75,529	79,405
Other liabilities	112,590	122,173	127,959	130,972	133,583	148,101
Shareholders’ equity	21,882	21,686	20,522	20,273	22,479	23,841

Other customer funds under management	112,097	113,645	109,613	101,713	92,697	86,893

Mutual funds	85,014	85,267	81,164	72,944	65,285	59,877
Pension funds	11,432	11,590	11,566	11,952	11,537	11,324
Managed portfolios	8,267	8,774	8,440	7,865	6,124	5,284
Savings-insurance policies	7,383	8,013	8,442	8,951	9,751	10,408

Customer funds under management	306,442	313,997	323,328	323,602	303,338	302,764

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.80	0.79	0.84	0.90	1.13	1.43
NPL coverage	202.49	210.80	196.09	188.08	158.54	129.23
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	258,788	273,642	281,606	289,524	290,298	258,447

Santander Branch Network
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	1,711	1,354	356	26.3

Income from companies accounted for by the equity method	—	—	—	—
Net fees	844	867	(23)	(2.7)
Insurance activity	—	—	—	—

Commercial revenue	2,554	2,221	333	15.0

Gains (losses) on financial transactions	118	127	(9)	(7.3)

Gross operating income	2,672	2,348	324	13.8

Income from non-financial services (net) and other operating income	5	6	(1)	(21.4)
Operating expenses	(977)	(936)	(41)	4.4
General administrative expenses	(861)	(820)	(41)	5.0
Personnel	(638)	(616)	(22)	3.6
Other administrative expenses	(223)	(204)	(18)	9.0
Depreciation and amortisation	(116)	(116)	0	(0.0)

Net operating income	1,699	1,418	282	19.9

Net loan loss provisions	(284)	(164)	(120)	73.3
Other income	(1)	(4)	4	(81.7)

Profit before taxes (w/o capital gains)	1,415	1,250	165	13.2

Tax on profit	(382)	(350)	(32)	9.3

Net profit from ordinary activity	1,033	900	133	14.8

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,033	900	133	14.8

Minority interests	0	0	(0)	(1.9)

Attributable profit to the Group (w/o capital gains)	1,032	899	133	14.8

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,032	899	133	14.8

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	119,462	112,245	7,217	6.4
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	4	3	1	34.6
Due from credit institutions*	146	90	56	61.6
Intangible assets and property and equipment	2,179	2,191	(13)	(0.6)
Other assets	686	821	(135)	(16.5)

Total assets/liabilities & shareholders’ equity	122,477	115,351	7,126	6.2

Customer deposits*	53,665	50,644	3,021	6.0
Marketable debt securities*	—	—	—	—
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	264	205	59	28.6
Other liabilities	60,100	56,516	3,584	6.3
Shareholders’ equity	8,449	7,986	463	5.8

Other customer funds under management	44,659	57,234	(12,574)	(22.0)

Mutual funds	32,530	47,813	(15,283)	(32.0)
Pension funds	6,424	6,525	(101)	(1.6)
Managed portfolios	—	—	—	—
Savings-insurance policies	5,706	2,896	2,810	97.0

Customer funds under management	98,324	107,878	(9,553)	(8.9)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.71	23.21	1.50 p.
Efficiency ratio	35.73	38.76	(3.03 p. )
NPL ratio	1.33	0.57	0.76 p.
NPL coverage	129.57	291.13	(161.56 p. )
Number of employees (direct & indirect)	19,341	19,510	(169)	(0.9)
Number of branches	2,905	2,857	48	1.7

Santander Branch Network
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	650	705	742	779	837	874

Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	423	443	411	376	437	407
Insurance activity	—	—	—	—	—	—

Commercial revenue	1,073	1,148	1,153	1,155	1,274	1,280

Gains (losses) on financial transactions	74	53	39	51	50	68

Gross operating income	1,147	1,201	1,192	1,207	1,324	1,348

Income from non-financial services (net) and other operating income	5	1	3	(6)	2	2
Operating expenses	(461)	(475)	(481)	(470)	(490)	(487)
General administrative expenses	(403)	(417)	(423)	(412)	(432)	(429)
Personnel	(303)	(313)	(314)	(302)	(319)	(319)
Other administrative expenses	(100)	(104)	(109)	(110)	(113)	(110)
Depreciation and amortisation	(58)	(58)	(58)	(58)	(58)	(58)

Net operating income	691	727	714	731	837	863

Net loan loss provisions	(52)	(112)	(73)	(106)	(117)	(167)
Other income	(0)	(4)	(5)	(2)	(1)	0

Profit before taxes (w/o capital gains)	639	611	636	623	719	696

Tax on profit	(179)	(171)	(178)	(175)	(194)	(188)

Net profit from ordinary activity	460	440	458	449	525	508

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	460	440	458	449	525	508

Minority interests	0	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	460	440	458	448	525	508

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	460	440	458	448	525	508

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	108,104	112,245	113,358	116,798	117,708	119,462
Trading portfolio (w/o loans)	—	—	—	—	—	—
Available-for-sale financial assets	3	3	3	9	9	4
Due from credit institutions*	93	90	123	136	143	146
Intangible assets and property and equipment	2,189	2,191	2,194	2,191	2,179	2,179
Other assets	507	821	803	646	696	686

Total assets/liabilities & shareholders’ equity	110,896	115,351	116,480	119,780	120,734	122,477

Customer deposits*	50,410	50,644	52,530	50,195	50,263	53,665
Marketable debt securities*	—	—	—	—	—	—
Subordinated debt	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions*	26	205	239	259	234	264
Other liabilities	52,810	56,516	55,469	61,028	61,898	60,100
Shareholders’ equity	7,650	7,986	8,242	8,297	8,340	8,449

Other customer funds under management	57,134	57,234	55,122	51,288	47,812	44,659

Mutual funds	48,377	47,813	45,145	40,840	36,201	32,530
Pension funds	6,448	6,525	6,547	6,802	6,518	6,424
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	2,308	2,896	3,430	3,646	5,093	5,706

Customer funds under management	107,544	107,878	107,652	101,483	98,074	98,324

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.56	0.57	0.66	0.65	0.87	1.33
NPL coverage	298.79	291.13	254.09	248.11	193.13	129.57
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	95,478	99,718	102,922	103,609	104,095	74,794

Spread	3.47	3.69	3.94	3.98	3.82	3.87

Spread loans	1.25	1.26	1.24	1.32	1.38	1.39
Spread deposits	2.22	2.43	2.70	2.66	2.44	2.48

Banesto
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	802	704	98	14.0

Income from companies accounted for by the equity method	0	1	(1)	(80.1)
Net fees	315	311	4	1.3
Insurance activity	28	26	2	7.9

Commercial revenue	1,145	1,042	104	10.0

Gains (losses) on financial transactions	80	70	10	14.4

Gross operating income	1,226	1,112	114	10.3

Income from non-financial services (net) and other operating income	(3)	5	(8)	—
Operating expenses	(500)	(484)	(17)	3.4
General administrative expenses	(441)	(429)	(12)	2.9
Personnel	(334)	(323)	(11)	3.3
Other administrative expenses	(107)	(106)	(1)	1.4
Depreciation and amortisation	(59)	(55)	(4)	8.0

Net operating income	722	633	89	14.1

Net loan loss provisions	(132)	(114)	(18)	16.1
Other income	19	20	(1)	(2.9)

Profit before taxes (w/o capital gains)	610	539	70	13.0

Tax on profit	(164)	(156)	(8)	5.3

Net profit from ordinary activity	446	384	62	16.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	446	384	62	16.2

Minority interests	46	46	(0)	(0.5)

Attributable profit to the Group (w/o capital gains)	400	338	62	18.5

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	400	338	62	18.5

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	76,926	69,275	7,651	11.0
Trading portfolio (w/o loans)	4,296	6,484	(2,188)	(33.7)
Available-for-sale financial assets	3,824	5,346	(1,522)	(28.5)
Due from credit institutions*	24,641	16,863	7,778	46.1
Intangible assets and property and equipment	1,355	1,223	132	10.8
Other assets	6,672	3,877	2,795	72.1

Total assets/liabilities & shareholders’ equity	117,714	103,069	14,645	14.2

Customer deposits*	53,309	44,892	8,417	18.8
Marketable debt securities*	31,867	28,820	3,047	10.6
Subordinated debt	1,462	1,420	42	2.9
Insurance liabilities	—	—	—	—
Due to credit institutions*	17,118	13,844	3,274	23.7
Other liabilities	9,954	10,353	(400)	(3.9)
Shareholders’ equity	4,004	3,740	264	7.1
Other customer funds under management	11,003	16,168	(5,165)	(31.9)
Mutual funds	8,199	12,505	(4,306)	(34.4)
Pension funds	1,496	1,622	(126)	(7.8)
Managed portfolios	94	786	(692)	(88.0)
Savings-insurance policies	1,214	1,255	(41)	(3.3)

Customer funds under management	97,641	91,300	6,340	6.9

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.95	18.68	1.27 p.
Efficiency ratio	39.62	41.70	(2.08 p. )
NPL ratio	0.80	0.42	0.38 p.
NPL coverage	201.94	385.51	(183.57 p. )
Number of employees (direct & indirect)	10,630	10,983	(353)	(3.2)
Number of branches	1,934	1,945	(11)	(0.6)

Banesto
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	349	355	369	382	398	404

Income from companies accounted for by the equity method	0	0	0	0	0	(0)
Net fees	154	157	155	160	159	156
Insurance activity	12	14	14	12	13	15

Commercial revenue	516	526	538	555	571	575

Gains (losses) on financial transactions	38	33	41	35	40	40

Gross operating income	554	558	579	590	611	615

Income from non-financial services (net) and other operating income	(1)	6	(6)	10	(5)	2
Operating expenses	(241)	(243)	(247)	(247)	(249)	(251)
General administrative expenses	(213)	(216)	(215)	(218)	(219)	(222)
Personnel	(161)	(162)	(167)	(169)	(166)	(168)
Other administrative expenses	(52)	(53)	(48)	(49)	(54)	(53)
Depreciation and amortisation	(28)	(27)	(32)	(29)	(30)	(30)

Net operating income	311	322	326	353	357	365

Net loan loss provisions	(54)	(60)	(55)	(64)	(62)	(70)
Other income	4	16	(10)	(6)	(0)	20

Profit before taxes (w/o capital gains)	262	278	261	283	294	316

Tax on profit	(77)	(79)	(74)	(99)	(81)	(83)

Net profit from ordinary activity	185	199	187	184	213	233

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	185	199	187	184	213	233

Minority interests	22	25	18	22	22	23

Attributable profit to the Group (w/o capital gains)	163	175	169	162	191	209

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	163	175	169	162	191	209

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	64,337	69,275	71,081	74,034	74,959	76,926
Trading portfolio (w/o loans)	6,445	6,484	4,871	4,563	4,031	4,296
Available-for-sale financial assets	6,221	5,346	5,040	5,024	4,543	3,824
Due from credit institutions*	21,514	16,863	19,079	19,668	21,963	24,641
Intangible assets and property and equipment	1,106	1,223	1,284	1,342	1,351	1,355
Other assets	3,034	3,877	3,452	5,440	5,134	6,672

Total assets/liabilities & shareholders’ equity	102,656	103,069	104,808	110,071	111,980	117,714

Customer deposits*	43,752	44,892	48,589	51,894	51,156	53,309
Marketable debt securities*	25,615	28,820	29,225	28,568	31,547	31,867
Subordinated debt	1,442	1,420	1,445	1,470	1,464	1,462
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions*	19,400	13,844	12,619	15,483	15,033	17,118
Other liabilities	8,735	10,353	9,206	8,953	8,768	9,954
Shareholders’ equity	3,713	3,740	3,723	3,704	4,012	4,004

Other customer funds under management	16,227	16,168	15,193	14,103	12,193	11,003

Mutual funds	12,512	12,505	11,614	10,605	9,312	8,199
Pension funds	1,614	1,622	1,608	1,626	1,543	1,496
Managed portfolios	832	786	786	680	166	94
Savings-insurance policies	1,269	1,255	1,185	1,191	1,172	1,214

Customer funds under management	87,036	91,300	94,453	96,034	96,360	97,641

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.42	0.42	0.43	0.47	0.59	0.80
NPL coverage	393.19	385.51	369.08	332.92	269.05	201.94
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	64,887	66,944	69,818	72,052	72,161	61,381

Spread (Retail Banking)	3.35	3.39	3.48	3.49	3.27	3.43

Spread loans	1.32	1.28	1.29	1.34	1.37	1.42
Spread deposits	2.03	2.11	2.19	2.15	1.90	2.01

Santander Consumer Finance
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	1,141	1,021	120	11.8

Income from companies accounted for by the equity method	1	4	(3)	(78.5)
Net fees	344	259	85	32.8
Insurance activity	—	—	—	—

Commercial revenue	1,486	1,284	202	15.7

Gains (losses) on financial transactions	30	11	19	171.0

Gross operating income	1,517	1,295	221	17.1

Income from non-financial services (net) and other operating income	15	14	1	3.7
Operating expenses	(422)	(389)	(33)	8.6
General administrative expenses	(385)	(357)	(28)	7.9
Personnel	(184)	(163)	(21)	13.0
Other administrative expenses	(201)	(194)	(7)	3.6
Depreciation and amortisation	(37)	(32)	(5)	16.4

Net operating income	1,109	921	188	20.5

Net loan loss provisions	(555)	(409)	(146)	35.6
Other income	(3)	5	(8)	—

Profit before taxes (w/o capital gains)	551	516	35	6.8

Tax on profit	(162)	(153)	(9)	5.8

Net profit from ordinary activity	389	363	26	7.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	389	363	26	7.2

Minority interests	7	10	(4)	(35.1)

Attributable profit to the Group (w/o capital gains)	382	352	30	8.4

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	382	352	30	8.4

			Variation
	30.06.08	30.06.07	Amount		%
Balance sheet
Customer loans*	48,224	42,712	5,513		12.9
Trading portfolio (w/o loans)	6	(4)	10		—
Available-for-sale financial assets	112	97	15		15.5
Due from credit institutions*	4,995	3,349	1,646		49.2
Intangible assets and property and equipment	913	801	112		13.9
Other assets	1,446	1,239	207		16.7

Total assets/liabilities & shareholders’ equity	55,697	48,195	7,503		15.6

Customer deposits*	14,529	13,464	1,064		7.9
Marketable debt securities*	16,192	15,976	216		1.4
Subordinated debt	506	564	(58)		(10.3)
Insurance liabilities	—	—	—		—
Due to credit institutions*	17,805	14,301	3,504		24.5
Other liabilities	1,981	1,916	64		3.4
Shareholders’ equity	4,684	1,973	2,711		137.4

Other customer funds under management	377	408	(31)		(7.5)

Mutual funds	313	346	(33)		(9.5)
Pension funds	64	62	2		3.8
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	31,604	30,412	1,192		3.9

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.60	31.49	(8.89 p.	)
Efficiency ratio	27.13	29.20	(2.07 p.	)
NPL ratio	3.49	2.78	0.71 p.
NPL coverage	90.32	113.13	(22.81 p.	)
Number of employees (direct & indirect)	7,547	6,442	1,105		17.2
Number of branches	285	279	6		2.2

Santander Consumer Finance
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	499	522	528	536	552	589

Income from companies accounted for by the equity method	2	2	2	2	1	(0)
Net fees	115	144	143	136	156	188
Insurance activity	—	—	—	—	—	—

Commercial revenue	616	668	673	674	710	777

Gains (losses) on financial transactions	4	7	(2)	(2)	9	22

Gross operating income	620	675	671	672	718	798

Income from non-financial services (net) and other operating income	9	6	7	10	8	7
Operating expenses	(189)	(200)	(194)	(219)	(210)	(212)
General administrative expenses	(174)	(183)	(177)	(202)	(193)	(192)
Personnel	(82)	(81)	(87)	(95)	(91)	(93)
Other administrative expenses	(92)	(102)	(90)	(107)	(102)	(99)
Depreciation and amortisation	(16)	(16)	(18)	(18)	(17)	(20)

Net operating income	440	481	483	463	516	594

Net loan loss provisions	(200)	(209)	(217)	(216)	(268)	(287)
Other income	3	2	7	15	2	(4)

Profit before taxes (w/o capital gains)	242	274	273	262	249	302

Tax on profit	(71)	(82)	(68)	(92)	(71)	(91)

Net profit from ordinary activity	171	192	205	169	178	211

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	171	192	205	169	178	211

Minority interests	5	5	5	3	4	3

Attributable profit to the Group (w/o capital gains)	166	186	199	167	174	209

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	166	186	199	167	174	209

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	40,979	42,712	44,179	45,731	46,756	48,224
Trading portfolio (w/o loans)	13	(4)	35	21	24	6
Available-for-sale financial assets	58	97	67	192	182	112
Due from credit institutions*	6,896	3,349	2,007	2,912	3,075	4,995
Intangible assets and property and equipment	686	801	805	839	852	913
Other assets	1,406	1,239	1,476	1,568	1,614	1,446

Total assets/liabilities & shareholders’ equity	50,037	48,195	48,570	51,263	52,503	55,697

Customer deposits*	13,456	13,464	13,359	13,883	13,884	14,529
Marketable debt securities*	12,727	15,976	15,810	18,080	17,473	16,192
Subordinated debt	576	564	560	557	547	506
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions*	19,696	14,301	14,867	14,493	15,971	17,805
Other liabilities	1,087	1,916	1,972	2,170	1,639	1,981
Shareholders’ equity	2,494	1,973	2,001	2,079	2,990	4,684

Other customer funds under management	392	408	425	433	394	377

Mutual funds	333	346	353	360	327	313
Pension funds	60	62	71	73	66	64
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	27,151	30,412	30,154	32,953	32,297	31,604

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.66	2.78	2.81	2.84	3.15	3.49
NPL coverage	114.43	113.13	103.72	95.69	92.16	90.32
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	32,936	31,576	33,143	34,771	36,578	40,353

Spread loans	4.10	3.99	3.82	3.67	3.69	3.63

Portugal
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	383	360	23	6.5

Income from companies accounted for by the equity method	—	—	—	—
Net fees	186	186	0	0.1
Insurance activity	19	14	5	39.1

Commercial revenue	588	559	29	5.2

Gains (losses) on financial transactions	35	59	(24)	(40.9)

Gross operating income	623	619	5	0.8

Income from non-financial services (net) and other operating income	(2)	(4)	1	(33.9)
Operating expenses	(270)	(264)	(6)	2.2
General administrative expenses	(233)	(230)	(3)	1.1
Personnel	(156)	(148)	(8)	5.4
Other administrative expenses	(77)	(82)	5	(6.6)
Depreciation and amortisation	(37)	(34)	(3)	9.5

Net operating income	351	351	0	0.0

Net loan loss provisions	(7)	(12)	5	(43.8)
Other income	(10)	(20)	9	(47.4)

Profit before taxes (w/o capital gains)	334	319	15	4.6

Tax on profit	(55)	(59)	3	(6.0)

Net profit from ordinary activity	278	260	18	7.0

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	278	260	18	7.0

Minority interests	1	1	0	5.6

Attributable profit to the Group (w/o capital gains)	278	259	18	7.0

Net extraordinary capital gains and allowances	—	16	(16)	(100.0)

Attributable profit to the Group	278	276	2	0.8

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	31,738	28,776	2,962	10.3
Trading portfolio (w/o loans)	1,202	1,032	170	16.4
Available-for-sale financial assets	1,081	868	213	24.5
Due from credit institutions*	4,809	7,130	(2,321)	(32.6)
Intangible assets and property and equipment	483	458	25	5.5
Other assets	4,227	5,183	(956)	(18.4)

Total assets/liabilities & shareholders’ equity	43,540	43,447	93	0.2

Customer deposits*	13,722	11,785	1,938	16.4
Marketable debt securities*	11,850	11,209	641	5.7
Subordinated debt	316	367	(51)	(13.9)
Insurance liabilities	4,033	4,205	(171)	(4.1)
Due to credit institutions*	9,908	12,354	(2,446)	(19.8)
Other liabilities	1,826	1,765	61	3.5
Shareholders’ equity	1,884	1,763	121	6.9

Other customer funds under management	9,755	11,980	(2,225)	(18.6)

Mutual funds	4,623	6,333	(1,710)	(27.0)
Pension funds	1,409	1,472	(63)	(4.3)
Managed portfolios	233	312	(79)	(25.2)
Savings-insurance policies	3,489	3,862	(373)	(9.7)

Customer funds under management	35,643	35,340	303	0.9

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	26.89	27.52	(0.63 p. )
Efficiency ratio	43.34	42.72	0.62 p.
NPL ratio	1.53	1.27	0.26 p.
NPL coverage	92.82	120.53	(27.71 p. )
Number of employees (direct & indirect)	6,577	6,266	311	5.0
Number of branches	765	737	28	3.8

Portugal
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	174	186	179	179	194	189

Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	96	90	89	89	95	92
Insurance activity	7	7	6	6	8	11

Commercial revenue	277	283	274	274	297	291

Gains (losses) on financial transactions	31	28	24	24	15	20

Gross operating income	308	311	298	298	312	311

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	(2)	(1)	(1)
Operating expenses	(132)	(132)	(131)	(138)	(134)	(136)
General administrative expenses	(116)	(115)	(114)	(120)	(116)	(117)
Personnel	(74)	(74)	(75)	(77)	(76)	(80)
Other administrative expenses	(42)	(41)	(39)	(43)	(40)	(36)
Depreciation and amortisation	(17)	(17)	(18)	(19)	(18)	(20)

Net operating income	174	177	164	157	177	174

Net loan loss provisions	6	(18)	1	(11)	1	(7)
Other income	(11)	(9)	(6)	5	(4)	(6)

Profit before taxes (w/o capital gains)	169	150	160	152	173	160

Tax on profit	(37)	(22)	(29)	(31)	(34)	(22)

Net profit from ordinary activity	132	128	131	121	140	139

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	132	128	131	121	140	139

Minority interests	0	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	132	127	131	120	139	138

Net extraordinary capital gains and allowances	—	16	—	—	—	—

Attributable profit to the Group	132	144	131	120	139	138

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	27,942	28,776	29,341	30,119	30,699	31,738
Trading portfolio (w/o loans)	934	1,032	930	973	1,131	1,202
Available-for-sale financial assets	1,003	868	965	1,103	1,092	1,081
Due from credit institutions*	8,809	7,130	5,711	4,397	3,836	4,809
Intangible assets and property and equipment	431	458	457	484	483	483
Other assets	5,391	5,183	5,141	4,923	4,326	4,227

Total assets/liabilities & shareholders’ equity	44,509	43,447	42,546	42,000	41,566	43,540

Customer deposits*	11,380	11,785	12,239	12,225	12,605	13,722
Marketable debt securities*	11,371	11,209	10,576	10,242	9,833	11,850
Subordinated debt	368	367	353	352	346	316
Insurance liabilities	4,074	4,205	4,237	4,077	3,960	4,033
Due to credit institutions*	13,358	12,354	11,599	11,813	10,935	9,908
Other liabilities	1,696	1,765	1,841	1,814	1,589	1,826
Shareholders’ equity	2,261	1,763	1,701	1,477	2,298	1,884

Other customer funds under management	11,773	11,980	11,614	10,947	10,187	9,755

Mutual funds	6,160	6,333	6,039	5,698	5,175	4,623
Pension funds	1,453	1,472	1,450	1,488	1,430	1,409
Managed portfolios	355	312	297	288	261	233
Savings-insurance policies	3,806	3,862	3,827	3,473	3,321	3,489

Customer funds under management	34,892	35,340	34,782	33,766	32,970	35,643

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.16	1.27	1.30	1.25	1.37	1.53
NPL coverage	127.55	120.53	118.53	117.39	106.56	92.82
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	21,689	22,256	22,670	24,397	24,388	25,105

Spread (Retail Banking)	3.42	3.44	3.52	3.51	3.43	3.33

Spread loans	1.46	1.43	1.35	1.37	1.47	1.39
Spread deposits	1.96	2.01	2.17	2.14	1.96	1.94

United Kingdom
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	1,153	1,152	2	0.1

Income from companies accounted for by the equity method	0	0	(0)	(76.1)
Net fees	455	512	(57)	(11.2)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	1,608	1,665	(56)	(3.4)

Gains (losses) on financial transactions	223	231	(8)	(3.3)

Gross operating income	1,832	1,896	(64)	(3.4)

Income from non-financial services (net) and other operating income	23	28	(5)	(18.4)
Operating expenses	(865)	(969)	104	(10.7)
General administrative expenses	(793)	(919)	126	(13.7)
Personnel	(474)	(520)	46	(8.8)
Other administrative expenses	(319)	(399)	81	(20.2)
Depreciation and amortisation	(73)	(50)	(22)	44.3

Net operating income	990	955	35	3.7

Net loan loss provisions	(153)	(161)	8	(4.8)
Other income	1	10	(9)	(92.7)

Profit before taxes (w/o capital gains)	837	803	33	4.2

Tax on profit	(210)	(202)	(8)	4.2

Net profit from ordinary activity	627	602	25	4.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	627	602	25	4.2

Minority interests	—	—	—	—

Attributable profit to the Group (w/o capital gains)	627	602	25	4.2

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	627	602	25	4.2

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	170,945	197,474	(26,529)	(13.4)
Trading portfolio (w/o loans)	35,368	63,104	(27,736)	(44.0)
Available-for-sale financial assets	39	24	15	61.4
Due from credit institutions*	22,319	25,948	(3,629)	(14.0)
Intangible assets and property and equipment	4,274	4,974	(700)	(14.1)
Other assets	11,140	8,663	2,477	28.6

Total assets/liabilities & shareholders’ equity	244,086	300,187	(56,102)	(18.7)

Customer deposits*	105,551	115,803	(10,251)	(8.9)
Marketable debt securities*	63,085	85,733	(22,648)	(26.4)
Subordinated debt	7,005	8,435	(1,431)	(17.0)
Insurance liabilities	5	11	(5)	(49.7)
Due to credit institutions*	40,779	51,389	(10,610)	(20.6)
Other liabilities	23,479	35,179	(11,700)	(33.3)
Shareholders’ equity	4,181	3,637	544	14.9

Other customer funds under management	8,741	12,980	(4,240)	(32.7)

Mutual funds	8,741	12,980	(4,240)	(32.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	184,382	222,951	(38,569)	(17.3)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	29.70	31.53	(1.83 p. )
Efficiency ratio	46.65	50.38	(3.73 p. )
NPL ratio	0.70	0.55	0.15 p.
NPL coverage	54.86	78.40	(23.54 p. )
Number of employees (direct & indirect)	16,489	16,613	(124)	(0.7)
Number of branches	705	705	—	—

United Kingdom
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	572	580	594	589	583	571

Income from companies accounted for by the equity method	0	0	0	2	0	0
Net fees	251	261	248	247	237	218
Insurance activity	0	(0)	(0)	(0)	—	—

Commercial revenue	823	841	843	837	820	788

Gains (losses) on financial transactions	131	100	105	99	103	121

Gross operating income	955	941	948	937	923	909

Income from non-financial services (net) and other operating income	14	14	14	8	12	11
Operating expenses	(492)	(477)	(477)	(472)	(440)	(425)
General administrative expenses	(467)	(452)	(452)	(445)	(415)	(378)
Personnel	(261)	(258)	(263)	(254)	(238)	(236)
Other administrative expenses	(206)	(194)	(189)	(191)	(177)	(142)
Depreciation and amortisation	(25)	(25)	(25)	(27)	(26)	(47)

Net operating income	476	478	485	473	495	495

Net loan loss provisions	(81)	(80)	(80)	(71)	(80)	(73)
Other income	5	5	5	7	2	(2)

Profit before taxes (w/o capital gains)	400	403	409	409	417	420

Tax on profit	(100)	(101)	(105)	(114)	(106)	(105)

Net profit from ordinary activity	300	302	305	295	311	316

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	300	302	305	295	311	316

Minority interests	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	300	302	305	295	311	316

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	300	302	305	295	311	316

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	192,666	197,474	188,752	184,086	164,848	170,945
Trading portfolio (w/o loans)	59,273	63,104	61,313	53,782	35,218	35,368
Available-for-sale financial assets	23	24	48	44	39	39
Due from credit institutions*	22,244	25,948	20,283	19,810	21,853	22,319
Intangible assets and property and equipment	4,945	4,974	4,893	4,685	4,291	4,274
Other assets	7,551	8,663	9,046	9,458	11,097	11,140

Total assets/liabilities & shareholders’ equity	286,702	300,187	284,335	271,865	237,346	244,086

Customer deposits*	112,292	115,803	124,028	122,514	106,295	105,551
Marketable debt securities*	82,528	85,733	78,477	76,056	68,195	63,085
Subordinated debt	9,216	8,435	7,995	7,876	7,546	7,005
Insurance liabilities	11	11	11	6	5	5
Due to credit institutions*	44,871	51,389	44,037	38,688	28,691	40,779
Other liabilities	33,839	35,179	25,994	23,549	22,215	23,479
Shareholders’ equity	3,946	3,637	3,794	3,177	4,400	4,181

Other customer funds under management	13,640	12,980	10,923	10,225	8,542	8,741

Mutual funds	13,640	12,980	10,923	10,225	8,542	8,741
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	217,675	222,951	221,423	216,672	190,577	184,382

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.55	0.55	0.58	0.60	0.66	0.70
NPL coverage	81.38	78.40	74.08	65.84	59.26	54.86
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	90,473	89,774	94,265	90,186	87,282	63,804

Spread (Retail Banking)	1.97	2.01	2.01	1.98	2.00	1.95

Spread loans	0.69	0.69	0.65	0.61	0.66	0.70
Spread deposits	1.28	1.32	1.36	1.37	1.34	1.25

United Kingdom
Million pound sterling

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	893	777	116	15.0

Income from companies accounted for by the equity method	0	0	(0)	(72.5)
Net fees	352	345	7	2.0
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	1,246	1,123	123	10.9

Gains (losses) on financial transactions	173	156	17	11.1

Gross operating income	1,419	1,279	140	10.9

Income from non-financial services (net) and other operating income	18	19	(1)	(6.3)
Operating expenses	(670)	(654)	(16)	2.5
General administrative expenses	(614)	(620)	6	(1.0)
Personnel	(367)	(351)	(17)	4.7
Other administrative expenses	(247)	(269)	23	(8.4)
Depreciation and amortisation	(56)	(34)	(22)	65.7

Net operating income	767	644	123	19.0

Net loan loss provisions	(119)	(109)	(10)	9.3
Other income	1	7	(6)	(91.6)

Profit before taxes (w/o capital gains)	648	542	106	19.6

Tax on profit	(163)	(136)	(27)	19.6

Net profit from ordinary activity	485	406	80	19.6

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	485	406	80	19.6

Minority interests	—	—	—	—

Attributable profit to the Group (w/o capital gains)	485	406	80	19.6

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	485	406	80	19.6

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	135,431	133,097	2,334	1.8
Trading portfolio (w/o loans)	28,020	42,532	(14,512)	(34.1)
Available-for-sale financial assets	31	16	15	89.7
Due from credit institutions*	17,683	17,489	193	1.1
Intangible assets and property and equipment	3,386	3,352	34	1.0
Other assets	8,826	5,839	2,987	51.2

Total assets/liabilities & shareholders’ equity	193,377	202,326	(8,949)	(4.4)

Customer deposits*	83,623	78,051	5,572	7.1
Marketable debt securities*	49,979	57,784	(7,805)	(13.5)
Subordinated debt	5,550	5,685	(136)	(2.4)
Insurance liabilities	4	7	(3)	(40.9)
Due to credit institutions*	32,307	34,637	(2,329)	(6.7)
Other liabilities	18,602	23,711	(5,109)	(21.5)
Shareholders’ equity	3,312	2,451	861	35.1

Other customer funds under management	6,925	8,749	(1,824)	(20.8)

Mutual funds	6,925	8,749	(1,824)	(20.8)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	146,077	150,269	(4,193)	(2.8)

(*)	Includes all stock of concept classified in the balance sheet

United Kingdom
Million pound sterling

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	383	394	404	416	441	452

Income from companies accounted for by the equity method	0	0	0	1	0	0
Net fees	169	177	169	175	180	173
Insurance activity	0	0	(0)	0	—	—

Commercial revenue	552	571	573	592	621	625

Gains (losses) on financial transactions	88	68	72	70	78	95

Gross operating income	640	639	644	662	698	720

Income from non-financial services (net) and other operating income	9	10	10	6	9	9
Operating expenses	(330)	(324)	(324)	(334)	(333)	(337)
General administrative expenses	(313)	(307)	(307)	(315)	(314)	(300)
Personnel	(175)	(175)	(179)	(180)	(180)	(187)
Other administrative expenses	(138)	(131)	(129)	(135)	(134)	(113)
Depreciation and amortisation	(17)	(17)	(17)	(19)	(19)	(37)

Net operating income	319	325	330	334	374	392

Net loan loss provisions	(55)	(54)	(54)	(50)	(61)	(58)
Other income	3	3	3	5	2	(1)

Profit before taxes (w/o capital gains)	268	274	278	289	316	333

Tax on profit	(67)	(69)	(71)	(80)	(80)	(83)

Net profit from ordinary activity	201	205	207	209	235	250

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	201	205	207	209	235	250

Minority interests	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	201	205	207	209	235	250

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	201	205	207	209	235	250

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	130,975	133,097	131,522	134,999	131,186	135,431
Trading portfolio (w/o loans)	40,294	42,532	42,723	39,441	28,027	28,020
Available-for-sale financial assets	16	16	34	32	31	31
Due from credit institutions*	15,121	17,489	14,133	14,528	17,391	17,683
Intangible assets and property and equipment	3,362	3,352	3,410	3,436	3,415	3,386
Other assets	5,133	5,839	6,303	6,936	8,831	8,826

Total assets/liabilities & shareholders’ equity	194,900	202,326	198,125	199,372	188,880	193,377

Customer deposits*	76,336	78,051	86,423	89,846	84,590	83,623
Marketable debt securities*	56,103	57,784	54,683	55,775	54,269	49,979
Subordinated debt	6,265	5,685	5,571	5,776	6,005	5,550
Insurance liabilities	7	7	8	4	4	4
Due to credit institutions*	30,503	34,637	30,685	28,371	22,832	32,307
Other liabilities	23,004	23,711	18,112	17,269	17,679	18,602
Shareholders’ equity	2,682	2,451	2,644	2,330	3,501	3,312

Other customer funds under management	9,272	8,749	7,611	7,499	6,797	6,925

Mutual funds	9,272	8,749	7,611	7,499	6,797	6,925
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	147,976	150,269	154,288	158,896	151,661	146,077

(*)	Includes all stock of concept classified in the balance sheet

Latin America
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	3,638	3,068	570	18.6

Income from companies accounted for by the equity method	5	1	4	374.6
Net fees	1,577	1,344	233	17.4
Insurance activity	95	91	4	4.3

Commercial revenue	5,316	4,505	812	18.0

Gains (losses) on financial transactions	635	431	205	47.5

Gross operating income	5,952	4,935	1,016	20.6

Income from non-financial services (net) and other operating income	(90)	(73)	(17)	22.9
Operating expenses	(2,277)	(2,075)	(202)	9.7
General administrative expenses	(2,091)	(1,911)	(180)	9.4
Personnel	(1,166)	(1,031)	(135)	13.1
Other administrative expenses	(925)	(880)	(45)	5.1
Depreciation and amortisation	(186)	(164)	(22)	13.2

Net operating income	3,585	2,787	798	28.6

Net loan loss provisions	(1,188)	(704)	(484)	68.9
Other income	(276)	(159)	(116)	73.0

Profit before taxes (w/o capital gains)	2,121	1,924	197	10.2

Tax on profit	(496)	(426)	(70)	16.5

Net profit from ordinary activity	1,625	1,498	127	8.5

Net profit from discontinued operations	3	63	(60)	(95.9)

Net consolidated profit (w/o capital gains)	1,628	1,561	67	4.3

Minority interests	208	201	7	3.4

Attributable profit to the Group (w/o capital gains)	1,420	1,360	60	4.4

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,420	1,360	60	4.4

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	69,375	63,689	5,685	8.9
Trading portfolio (w/o loans)	24,582	26,126	(1,544)	(5.9)
Available-for-sale financial assets	13,067	14,367	(1,300)	(9.0)
Due from credit institutions*	15,530	17,541	(2,011)	(11.5)
Intangible assets and property and equipment	1,801	1,946	(145)	(7.4)
Other assets	25,312	24,733	578	2.3

Total assets/liabilities & shareholders’ equity	149,666	148,402	1,265	0.9

Customer deposits*	82,273	78,971	3,302	4.2
Marketable debt securities*	5,861	4,744	1,117	23.5
Subordinated debt	2,777	2,503	275	11.0
Insurance liabilities	2,333	2,418	(85)	(3.5)
Due to credit institutions*	22,210	28,563	(6,352)	(22.2)
Other liabilities	23,509	21,568	1,941	9.0
Shareholders’ equity	10,704	9,636	1,067	11.1

Other customer funds under management	47,446	68,106	(20,660)	(30.3)

Mutual funds	35,592	35,526	66	0.2
Pension funds	0	20,039	(20,039)	(100.0)
Managed portfolios	11,779	12,035	(256)	(2.1)
Savings-insurance policies	76	506	(431)	(85.1)

Customer funds under management	138,357	154,323	(15,966)	(10.3)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	27.68	29.76	(2.08 p. )
Efficiency ratio	37.72	41.06	(3.34 p. )
NPL ratio	2.16	1.61	0.55 p.
NPL coverage	121.11	150.57	(29.46 p. )
Number of employees (direct & indirect)	64,773	65,063	(290)	(0.4)
Number of branches	4,528	4,481	47	1.0

Latin America
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,470	1,598	1,773	1,813	1,795	1,843

Income from companies accounted for by the equity method	1	(0)	1	2	2	3
Net fees	656	688	744	778	790	788
Insurance activity	42	50	44	36	49	46

Commercial revenue	2,169	2,336	2,561	2,628	2,636	2,681

Gains (losses) on financial transactions	200	231	96	165	335	300

Gross operating income	2,369	2,566	2,657	2,793	2,971	2,981

Income from non-financial services (net) and other operating income	(36)	(37)	(48)	(19)	(44)	(46)
Operating expenses	(1,018)	(1,057)	(1,128)	(1,234)	(1,131)	(1,146)
General administrative expenses	(939)	(972)	(1,030)	(1,148)	(1,038)	(1,053)
Personnel	(502)	(529)	(560)	(630)	(574)	(591)
Other administrative expenses	(437)	(443)	(470)	(517)	(464)	(461)
Depreciation and amortisation	(79)	(85)	(98)	(86)	(93)	(93)

Net operating income	1,315	1,472	1,481	1,540	1,796	1,789

Net loan loss provisions	(327)	(377)	(447)	(469)	(569)	(619)
Other income	(3)	(157)	(93)	(156)	(158)	(118)

Profit before taxes (w/o capital gains)	985	939	940	916	1,069	1,052

Tax on profit	(242)	(184)	(176)	(220)	(238)	(258)

Net profit from ordinary activity	743	755	765	696	830	795

Net profit from discontinued operations	30	33	36	13	1	2

Net consolidated profit (w/o capital gains)	773	788	801	709	831	797

Minority interests	92	109	116	87	102	106

Attributable profit to the Group (w/o capital gains)	681	679	685	622	729	690

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	681	679	685	622	729	690

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	59,399	63,689	64,346	68,854	67,217	69,375
Trading portfolio (w/o loans)	24,183	26,126	26,819	22,846	23,011	24,582
Available-for-sale financial assets	13,638	14,367	11,554	12,628	12,916	13,067
Due from credit institutions*	23,420	17,541	13,715	11,146	12,315	15,530
Intangible assets and property and equipment	1,689	1,946	2,042	1,805	1,746	1,801
Other assets	20,865	24,733	23,798	24,707	22,791	25,312

Total assets/liabilities & shareholders’ equity	143,194	148,402	142,274	141,985	139,996	149,666

Customer deposits*	75,488	78,971	76,825	82,054	77,715	82,273
Marketable debt securities*	4,367	4,744	4,216	5,039	5,472	5,861
Subordinated debt	2,450	2,503	2,451	2,540	2,449	2,777
Insurance liabilities	2,259	2,418	2,423	2,121	2,109	2,333
Due to credit institutions*	31,116	28,563	23,093	19,064	18,223	22,210
Other liabilities	18,720	21,568	24,316	22,579	23,947	23,509
Shareholders’ equity	8,795	9,636	8,951	8,588	10,081	10,704

Other customer funds under management	62,230	68,106	67,760	48,048	46,380	47,446

Mutual funds	32,494	35,526	36,103	36,041	35,054	35,592
Pension funds	18,564	20,039	19,141	—	(0)	0
Managed portfolios	11,172	12,035	12,049	11,949	11,256	11,779
Savings-insurance policies	—	506	468	58	70	76

Customer funds under management	144,534	154,323	151,252	137,682	132,017	138,357

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.50	1.61	1.77	1.87	2.13	2.16
NPL coverage	160.00	150.57	139.16	134.41	123.65	121.11
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	72,831	74,882	74,795	76,960	77,612	95,246

Latin America
Million dollars

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	5,564	4,078	1,486	36.4

Income from companies accounted for by the equity method	8	1	6	446.1
Net fees	2,412	1,786	626	35.0
Insurance activity	146	121	24	20.0

Commercial revenue	8,129	5,987	2,143	35.8

Gains (losses) on financial transactions	972	572	399	69.7

Gross operating income	9,101	6,559	2,542	38.8

Income from non-financial services (net) and other operating income	(138)	(98)	(40)	41.4
Operating expenses	(3,481)	(2,758)	(724)	26.2
General administrative expenses	(3,197)	(2,539)	(658)	25.9
Personnel	(1,782)	(1,370)	(412)	30.1
Other administrative expenses	(1,414)	(1,169)	(245)	21.0
Depreciation and amortisation	(285)	(219)	(66)	30.2

Net operating income	5,481	3,704	1,778	48.0

Net loan loss provisions	(1,817)	(935)	(882)	94.3
Other income	(421)	(212)	(210)	99.0

Profit before taxes (w/o capital gains)	3,243	2,557	687	26.9

Tax on profit	(759)	(566)	(192)	34.0

Net profit from ordinary activity	2,485	1,991	494	24.8

Net profit from discontinued operations	4	83	(80)	(95.3)

Net consolidated profit (w/o capital gains)	2,489	2,074	415	20.0

Minority interests	318	267	51	19.0

Attributable profit to the Group (w/o capital gains)	2,171	1,807	364	20.1

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,171	1,807	364	20.1

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	109,362	86,012	23,350	27.1
Trading portfolio (w/o loans)	38,751	35,283	3,468	9.8
Available-for-sale financial assets	20,599	19,402	1,197	6.2
Due from credit institutions*	24,481	23,689	793	3.3
Intangible assets and property and equipment	2,839	2,628	211	8.0
Other assets	39,901	33,402	6,499	19.5

Total assets/liabilities & shareholders’ equity	235,934	200,417	35,518	17.7

Customer deposits*	129,695	106,650	23,045	21.6
Marketable debt securities*	9,239	6,407	2,832	44.2
Subordinated debt	4,378	3,380	998	29.5
Insurance liabilities	3,678	3,265	412	12.6
Due to credit institutions*	35,012	38,574	(3,562)	(9.2)
Other liabilities	37,060	29,127	7,932	27.2
Shareholders’ equity	16,873	13,014	3,860	29.7

Other customer funds under management	74,794	91,977	(17,183)	(18.7)

Mutual funds	56,107	47,978	8,129	16.9
Pension funds	0	27,063	(27,063)	(100.0)
Managed portfolios	18,568	16,253	2,315	14.2
Savings-insurance policies	119	684	(564)	(82.6)

Customer funds under management	218,105	208,413	9,692	4.7

(*)	Includes all stock of concept classified in the balance sheet

Latin America
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,926	2,151	2,428	2,599	2,687	2,877

Income from companies accounted for by the equity method	2	(0)	1	3	2	5
Net fees	860	927	1,019	1,116	1,182	1,230
Insurance activity	55	67	60	52	73	72

Commercial revenue	2,843	3,144	3,508	3,770	3,945	4,184

Gains (losses) on financial transactions	262	310	135	239	502	470

Gross operating income	3,105	3,454	3,643	4,008	4,447	4,654

Income from non-financial services (net) and other operating income	(47)	(50)	(66)	(29)	(66)	(72)
Operating expenses	(1,335)	(1,423)	(1,546)	(1,767)	(1,693)	(1,789)
General administrative expenses	(1,231)	(1,308)	(1,412)	(1,643)	(1,553)	(1,644)
Personnel	(658)	(712)	(768)	(902)	(859)	(923)
Other administrative expenses	(573)	(596)	(644)	(741)	(694)	(721)
Depreciation and amortisation	(104)	(115)	(134)	(124)	(139)	(145)

Net operating income	1,723	1,981	2,031	2,212	2,688	2,793

Net loan loss provisions	(428)	(507)	(611)	(669)	(852)	(965)
Other income	(3)	(208)	(127)	(219)	(236)	(185)

Profit before taxes (w/o capital gains)	1,292	1,265	1,292	1,324	1,600	1,644

Tax on profit	(317)	(249)	(243)	(316)	(357)	(402)

Net profit from ordinary activity	974	1,017	1,050	1,007	1,243	1,242

Net profit from discontinued operations	39	45	50	21	1	3

Net consolidated profit (w/o capital gains)	1,013	1,061	1,099	1,028	1,244	1,245

Minority interests	120	147	159	127	152	166

Attributable profit to the Group (w/o capital gains)	892	914	940	901	1,092	1,079

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	892	914	940	901	1,092	1,079

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	79,107	86,012	91,236	101,359	106,284	109,362
Trading portfolio (w/o loans)	32,207	35,283	38,027	33,632	36,384	38,751
Available-for-sale financial assets	18,163	19,402	16,383	18,590	20,422	20,599
Due from credit institutions*	31,191	23,689	19,447	16,407	19,473	24,481
Intangible assets and property and equipment	2,250	2,628	2,895	2,657	2,761	2,839
Other assets	27,788	33,402	33,743	36,371	36,038	39,901

Total assets/liabilities & shareholders’ equity	190,706	200,417	201,731	209,016	221,362	235,934

Customer deposits*	100,535	106,650	108,930	120,792	122,884	129,695
Marketable debt securities*	5,816	6,407	5,978	7,418	8,653	9,239
Subordinated debt	3,263	3,380	3,475	3,740	3,872	4,378
Insurance liabilities	3,008	3,265	3,436	3,122	3,335	3,678
Due to credit institutions*	41,440	38,574	32,743	28,064	28,813	35,012
Other liabilities	24,931	29,127	34,477	33,239	37,865	37,060
Shareholders’ equity	11,714	13,014	12,692	12,642	15,940	16,873

Other customer funds under management	82,877	91,977	96,077	70,732	73,337	74,794

Mutual funds	43,275	47,978	51,190	53,056	55,427	56,107
Pension funds	24,724	27,063	27,140	—	(0)	0
Managed portfolios	14,878	16,253	17,084	17,591	17,798	18,568
Savings-insurance policies	—	684	663	85	111	119

Customer funds under management	192,491	208,413	214,460	202,681	208,745	218,105

(*)	Includes all stock of concept classified in the balance sheet

Latin America. Results
Million euros

	Gross operating income		Net operating income		Attributable profit to the Group
	H1 ’08	Var. (%)	H1 ’08	Var. (%)	H1 ’08	Var. (%)	Var. (%)*
Brazil	2,489	20.7	1,522	25.6	501	10.3
Mexico	1,458	21.2	976	32.9	367	14.0	16.3
Chile	840	20.4	515	25.6	259	(6.7)	0.1
Puerto Rico	170	6.4	79	29.3	(7)	—
Venezuela	416	29.0	228	47.0	109	29.0
Colombia	74	36.5	29	57.2	15	20.1	91.5
Argentina	275	16.1	137	18.1	98	(8.3)	4.0
Rest	61	30.1	(4)	(62.8)	(9)	—

Subtotal	5,782	20.9	3,482	29.2	1,333	4.4	8.7

Santander Private Banking	169	10.4	103	11.8	86	5.1

Total	5,952	20.6	3,585	28.6	1,420	4.4	8.5

(*).	-	Change of results from ordinary activity before discontinued operations (sale of pension funds management institutions)

Latin America. Results
Million dollars

	Gross operating income		Net operating income		Attributable profit to the Group
	H1 ’08	Var. (%)	H1 ’08	Var. (%)	H1 ’'08	Var. (%)	Var. (%)*
Brazil	3,806	38.9	2,327	44.6	767	26.9
Mexico	2,229	39.4	1,493	52.9	562	31.2	33.8
Chile	1,285	38.6	787	44.5	395	7.3	15.2
Puerto Rico	260	22.4	122	48.8	(11)	—
Venezuela	636	48.4	348	69.2	167	48.5
Colombia	113	57.1	44	80.9	23	38.2	120.4
Argentina	421	33.6	210	35.9	150	5.5	19.7
Rest	93	49.7	(7)	(57.2)	(15)	—

Subtotal	8,842	39.1	5,325	48.7	2,039	20.1	25.0

Santander Private Banking	259	27.0	157	28.6	132	20.9

Total	9,101	38.8	5,481	48.0	2,171	20.1	24.8

(*).	-	Change of results from ordinary activity before discontinued operations (sale of pension funds management institutions)

Brazil
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	1,338	1,102	236	21.5

Income from companies accounted for by the equity method	0	1	(0)	(49.8)
Net fees	726	581	145	25.0
Insurance activity	32	46	(14)	(31.1)

Commercial revenue	2,097	1,730	367	21.2

Gains (losses) on financial transactions	392	332	60	18.1

Gross operating income	2,489	2,062	427	20.7

Income from non-financial services (net) and other operating income	(18)	(7)	(10)	134.8
Operating expenses	(949)	(843)	(107)	12.7
General administrative expenses	(880)	(778)	(103)	13.2
Personnel	(474)	(395)	(79)	20.1
Other administrative expenses	(406)	(383)	(23)	6.1
Depreciation and amortisation	(69)	(65)	(4)	6.2

Net operating income	1,522	1,211	311	25.6

Net loan loss provisions	(524)	(351)	(173)	49.1
Other income	(222)	(154)	(68)	44.2

Profit before taxes (w/o capital gains)	775	706	70	9.9

Tax on profit	(265)	(244)	(21)	8.8

Net profit from ordinary activity	510	462	48	10.5

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	510	462	48	10.5

Minority interests	9	7	1	19.0

Attributable profit to the Group (w/o capital gains)	501	455	47	10.3

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	501	455	47	10.3

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	19,698	15,708	3,989	25.4
Trading portfolio (w/o loans)	6,323	7,171	(848)	(11.8)
Available-for-sale financial assets	4,171	3,427	744	21.7
Due from credit institutions*	5,523	3,316	2,207	66.5
Intangible assets and property and equipment	684	803	(119)	(14.8)
Other assets	14,311	14,970	(659)	(4.4)

Total assets/liabilities & shareholders’ equity	50,709	45,396	5,314	11.7

Customer deposits*	23,853	19,866	3,987	20.1
Marketable debt securities*	1,927	928	999	107.7
Subordinated debt	1,937	1,581	356	22.5
Insurance liabilities	2,118	1,667	451	27.1
Due to credit institutions*	7,133	8,294	(1,161)	(14.0)
Other liabilities	9,848	9,626	222	2.3
Shareholders’ equity	3,892	3,433	459	13.4

Other customer funds under management	21,138	20,136	1,002	5.0

Mutual funds	20,090	19,240	850	4.4
Pension funds	—	—	—	—
Managed portfolios	977	843	134	15.9
Savings-insurance policies	71	52	18	34.6

Customer funds under management	48,855	42,511	6,344	14.9

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	29.00	29.32	(0.32 p. )
Efficiency ratio	36.88	38.76	(1.88 p. )
NPL ratio	3.11	2.70	0.41 p.
NPL coverage	102.53	101.72	0.81 p.
Number of employees (direct & indirect)	21,249	21,697	(448)	(2.1)
Number of branches	2,121	2,037	84	4.1

Brazil
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	525	577	654	683	662	676

Income from companies accounted for by the equity method	0	0	0	0	0	0
Net fees	281	300	323	345	369	358
Insurance activity	21	25	19	7	17	14

Commercial revenue	828	902	996	1,035	1,049	1,048

Gains (losses) on financial transactions	133	199	104	189	220	172

Gross operating income	961	1,100	1,100	1,224	1,268	1,221

Income from non-financial services (net) and other operating income	(2)	(5)	(11)	(15)	(6)	(12)
Operating expenses	(413)	(430)	(455)	(521)	(472)	(478)
General administrative expenses	(381)	(396)	(418)	(485)	(438)	(442)
Personnel	(192)	(203)	(214)	(269)	(235)	(239)
Other administrative expenses	(190)	(194)	(204)	(216)	(204)	(203)
Depreciation and amortisation	(31)	(34)	(38)	(36)	(33)	(36)

Net operating income	547	665	634	688	790	731

Net loan loss provisions	(174)	(177)	(211)	(229)	(280)	(244)
Other income	(20)	(134)	(69)	(126)	(107)	(116)

Profit before taxes (w/o capital gains)	352	354	353	333	404	372

Tax on profit	(124)	(120)	(105)	(124)	(138)	(128)

Net profit from ordinary activity	228	234	248	209	266	244

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	228	234	248	209	266	244

Minority interests	4	4	3	3	5	4

Attributable profit to the Group (w/o capital gains)	225	230	245	206	262	240

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	225	230	245	206	262	240

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	15,060	15,708	16,219	19,998	17,328	19,698
Trading portfolio (w/o loans)	7,055	7,171	8,281	5,903	7,275	6,323
Available-for-sale financial assets	2,708	3,427	3,005	3,685	3,407	4,171
Due from credit institutions*	9,053	3,316	2,843	2,062	3,531	5,523
Intangible assets and property and equipment	664	803	913	628	594	684
Other assets	10,567	14,970	14,029	14,045	11,511	14,311

Total assets/liabilities & shareholders’ equity	45,107	45,396	45,290	46,321	43,646	50,709

Customer deposits*	18,288	19,866	20,070	21,484	20,309	23,853
Marketable debt securities*	947	928	837	1,079	1,265	1,927
Subordinated debt	1,510	1,581	1,594	1,622	1,557	1,937
Insurance liabilities	1,550	1,667	1,739	1,930	1,906	2,118
Due to credit institutions*	12,666	8,294	6,559	7,822	4,990	7,133
Other liabilities	7,172	9,626	11,128	9,583	10,285	9,848
Shareholders’ equity	2,975	3,433	3,363	2,801	3,334	3,892

Other customer funds under management	18,326	20,136	21,673	21,588	20,471	21,138

Mutual funds	17,558	19,240	20,762	20,618	19,519	20,090
Pension funds	—	—	—	—	—	—
Managed portfolios	768	843	858	917	887	977
Savings-insurance policies	—	52	53	53	64	71

Customer funds under management	39,071	42,511	44,174	45,772	43,601	48,855

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.62	2.70	2.79	2.74	3.26	3.11
NPL coverage	98.77	101.72	102.15	101.46	101.92	102.53
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	19,484	21,106	21,996	23,016	23,701	35,780

Spread (Retail Banking)	18.04	17.89	17.44	17.35	16.94	16.39

Spread loans	16.42	16.46	16.04	16.03	15.65	15.13
Spread deposits	1.62	1.43	1.40	1.32	1.29	1.26

Brazil
Million dollars

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	2,047	1,465	582	39.7

Income from companies accounted for by the equity method	0	1	(0)	(42.2)
Net fees	1,110	772	339	43.9
Insurance activity	49	61	(13)	(20.7)

Commercial revenue	3,206	2,299	907	39.5

Gains (losses) on financial transactions	599	441	158	35.9

Gross operating income	3,806	2,740	1,066	38.9

Income from non-financial services (net) and other operating income	(27)	(10)	(17)	170.1
Operating expenses	(1,452)	(1,120)	(332)	29.6
General administrative expenses	(1,346)	(1,034)	(313)	30.2
Personnel	(725)	(524)	(200)	38.2
Other administrative expenses	(621)	(509)	(112)	22.0
Depreciation and amortisation	(106)	(86)	(19)	22.2

Net operating income	2,327	1,610	717	44.6

Net loan loss provisions	(801)	(467)	(334)	71.6
Other income	(340)	(205)	(135)	65.9

Profit before taxes (w/o capital gains)	1,186	938	248	26.4

Tax on profit	(406)	(324)	(82)	25.2

Net profit from ordinary activity	780	614	166	27.1

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	780	614	166	27.1

Minority interests	13	10	4	36.9

Attributable profit to the Group (w/o capital gains)	767	604	163	26.9

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	767	604	163	26.9

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	31,051	21,214	9,837	46.4
Trading portfolio (w/o loans)	9,967	9,684	283	2.9
Available-for-sale financial assets	6,574	4,628	1,947	42.1
Due from credit institutions*	8,707	4,479	4,228	94.4
Intangible assets and property and equipment	1,078	1,085	(6)	(0.6)
Other assets	22,560	20,217	2,343	11.6

Total assets/liabilities & shareholders’ equity	79,938	61,307	18,631	30.4

Customer deposits*	37,602	26,829	10,773	40.2
Marketable debt securities*	3,038	1,253	1,785	142.5
Subordinated debt	3,054	2,136	918	43.0
Insurance liabilities	3,340	2,251	1,088	48.3
Due to credit institutions*	11,245	11,202	44	0.4
Other liabilities	15,525	13,000	2,525	19.4
Shareholders’ equity	6,135	4,636	1,499	32.3

Other customer funds under management	33,321	27,193	6,128	22.5

Mutual funds	31,670	25,984	5,686	21.9
Pension funds	—	—	—	—
Managed portfolios	1,540	1,138	402	35.3
Savings-insurance policies	111	71	40	57.1

Customer funds under management	77,015	57,411	19,604	34.1

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	689	776	895	978	992	1,055

Income from companies accounted for by the equity method	0	0	0	0	0	0
Net fees	369	403	443	494	552	559
Insurance activity	28	34	26	11	26	23

Commercial revenue	1,085	1,213	1,364	1,483	1,569	1,637

Gains (losses) on financial transactions	175	266	144	269	329	271

Gross operating income	1,260	1,480	1,509	1,752	1,898	1,907

Income from non-financial services (net) and other operating income	(3)	(7)	(14)	(22)	(9)	(18)
Operating expenses	(541)	(579)	(624)	(744)	(706)	(746)
General administrative expenses	(500)	(534)	(573)	(692)	(656)	(690)
Personnel	(251)	(273)	(294)	(383)	(351)	(374)
Other administrative expenses	(248)	(261)	(279)	(309)	(305)	(316)
Depreciation and amortisation	(41)	(45)	(51)	(52)	(50)	(55)

Net operating income	717	893	870	987	1,183	1,144

Net loan loss provisions	(228)	(239)	(289)	(327)	(419)	(383)
Other income	(27)	(178)	(95)	(177)	(160)	(180)

Profit before taxes (w/o capital gains)	461	476	485	482	605	581

Tax on profit	(162)	(162)	(145)	(179)	(206)	(200)

Net profit from ordinary activity	299	315	340	304	399	381

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	299	315	340	304	399	381

Minority interests	5	5	5	5	7	7

Attributable profit to the Group (w/o capital gains)	294	310	336	299	392	375

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	294	310	336	299	392	375

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	20,056	21,214	22,997	29,438	27,399	31,051
Trading portfolio (w/o loans)	9,396	9,684	11,741	8,689	11,504	9,967
Available-for-sale financial assets	3,606	4,628	4,261	5,425	5,388	6,574
Due from credit institutions*	12,057	4,479	4,032	3,036	5,583	8,707
Intangible assets and property and equipment	884	1,085	1,295	925	939	1,078
Other assets	14,074	20,217	19,891	20,675	18,201	22,560

Total assets/liabilities & shareholders’ equity	60,074	61,307	64,217	68,189	69,014	79,938

Customer deposits*	24,355	26,829	28,458	31,626	32,112	37,602
Marketable debt securities*	1,262	1,253	1,186	1,589	2,000	3,038
Subordinated debt	2,010	2,136	2,260	2,387	2,462	3,054
Insurance liabilities	2,064	2,251	2,466	2,841	3,014	3,340
Due to credit institutions*	16,868	11,202	9,299	11,515	7,890	11,245
Other liabilities	9,552	13,000	15,779	14,108	16,263	15,525
Shareholders’ equity	3,962	4,636	4,769	4,123	5,271	6,135

Other customer funds under management	24,407	27,193	30,730	31,779	32,368	33,321

Mutual funds	23,384	25,984	29,439	30,352	30,864	31,670
Pension funds	—	—	—	—	—	—
Managed portfolios	1,023	1,138	1,216	1,350	1,403	1,540
Savings-insurance policies	—	71	75	78	101	111

Customer funds under management	52,034	57,411	62,634	67,381	68,942	77,015

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	3,472	2,994	478	16.0

Income from companies accounted for by the equity method	1	2	(1)	(52.0)
Net fees	1,884	1,578	306	19.4
Insurance activity	82	125	(43)	(34.2)

Commercial revenue	5,439	4,699	741	15.8

Gains (losses) on financial transactions	1,017	902	115	12.8

Gross operating income	6,456	5,600	856	15.3

Income from non-financial services (net) and other operating income	(46)	(20)	(25)	124.2
Operating expenses	(2,463)	(2,289)	(173)	7.6
General administrative expenses	(2,284)	(2,113)	(171)	8.1
Personnel	(1,230)	(1,072)	(158)	14.7
Other administrative expenses	(1,054)	(1,041)	(13)	1.3
Depreciation and amortisation	(179)	(177)	(2)	1.4

Net operating income	3,948	3,291	657	20.0

Net loan loss provisions	(1,359)	(955)	(405)	42.4
Other income	(577)	(419)	(158)	37.7

Profit before taxes (w/o capital gains)	2,012	1,917	95	4.9

Tax on profit	(688)	(662)	(26)	3.9

Net profit from ordinary activity	1,324	1,255	69	5.5

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,324	1,255	69	5.5

Minority interests	23	20	3	13.7

Attributable profit to the Group (w/o capital gains)	1,301	1,235	66	5.4

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,301	1,235	66	5.4

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	49,464	40,765	8,700	21.3
Trading portfolio (w/o loans)	15,878	18,609	(2,731)	(14.7)
Available-for-sale financial assets	10,473	8,892	1,581	17.8
Due from credit institutions*	13,870	8,607	5,263	61.2
Intangible assets and property and equipment	1,718	2,085	(367)	(17.6)
Other assets	35,938	38,850	(2,912)	(7.5)

Total assets/liabilities & shareholders’ equity	127,341	117,808	9,534	8.1

Customer deposits*	59,900	51,555	8,345	16.2
Marketable debt securities*	4,839	2,407	2,432	101.0
Subordinated debt	4,865	4,104	761	18.5
Insurance liabilities	5,320	4,326	994	23.0
Due to credit institutions*	17,913	21,525	(3,611)	(16.8)
Other liabilities	24,731	24,981	(250)	(1.0)
Shareholders’ equity	9,773	8,909	864	9.7

Other customer funds under management	53,081	52,254	826	1.6

Mutual funds	50,450	49,931	519	1.0
Pension funds	—	—	—	—
Managed portfolios	2,453	2,187	266	12.2
Savings-insurance policies	177	136	41	30.2

Customer funds under management	122,684	110,320	12,364	11.2

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,451	1,543	1,724	1,772	1,723	1,749

Income from companies accounted for by the equity method	1	1	1	0	0	1
Net fees	777	801	850	894	959	925
Insurance activity	58	67	50	17	45	37

Commercial revenue	2,287	2,412	2,625	2,683	2,728	2,711

Gains (losses) on financial transactions	368	534	269	491	572	445

Gross operating income	2,654	2,946	2,894	3,174	3,299	3,157

Income from non-financial services (net) and other operating income	(6)	(15)	(28)	(40)	(16)	(30)
Operating expenses	(1,139)	(1,150)	(1,198)	(1,351)	(1,227)	(1,235)
General administrative expenses	(1,053)	(1,060)	(1,099)	(1,258)	(1,140)	(1,144)
Personnel	(530)	(542)	(564)	(700)	(610)	(619)
Other administrative expenses	(523)	(517)	(535)	(558)	(530)	(524)
Depreciation and amortisation	(86)	(90)	(99)	(93)	(87)	(92)

Net operating income	1,510	1,781	1,667	1,782	2,056	1,891

Net loan loss provisions	(481)	(474)	(558)	(594)	(728)	(632)
Other income	(56)	(362)	(181)	(328)	(278)	(299)

Profit before taxes (w/o capital gains)	972	945	929	859	1,051	961

Tax on profit	(342)	(321)	(276)	(322)	(358)	(330)

Net profit from ordinary activity	630	624	653	538	693	631

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	630	624	653	538	693	631

Minority interests	10	10	9	8	12	11

Attributable profit to the Group (w/o capital gains)	620	614	645	530	681	620

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	620	614	645	530	681	620

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	40,624	40,765	42,280	51,921	47,745	49,464
Trading portfolio (w/o loans)	19,032	18,609	21,587	15,326	20,047	15,878
Available-for-sale financial assets	7,304	8,892	7,833	9,569	9,388	10,473
Due from credit institutions*	24,421	8,607	7,412	5,354	9,730	13,870
Intangible assets and property and equipment	1,792	2,085	2,381	1,632	1,635	1,718
Other assets	28,506	38,850	36,570	36,465	31,718	35,938

Total assets/liabilities & shareholders’ equity	121,679	117,808	118,062	120,266	120,263	127,341

Customer deposits*	49,332	51,555	52,320	55,779	55,959	59,900
Marketable debt securities*	2,556	2,407	2,181	2,803	3,486	4,839
Subordinated debt	4,072	4,104	4,155	4,210	4,290	4,865
Insurance liabilities	4,181	4,326	4,534	5,012	5,253	5,320
Due to credit institutions*	34,167	21,525	17,097	20,308	13,750	17,913
Other liabilities	19,347	24,981	29,009	24,882	28,340	24,731
Shareholders’ equity	8,025	8,909	8,768	7,273	9,186	9,773

Other customer funds under management	49,436	52,254	56,498	56,049	56,404	53,081

Mutual funds	47,365	49,931	54,123	53,531	53,783	50,450
Pension funds	—	—	—	—	—	—
Managed portfolios	2,071	2,187	2,237	2,380	2,445	2,453
Savings-insurance policies	—	136	138	137	177	177

Customer funds under management	105,396	110,320	115,153	118,840	120,139	122,684

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	947	920	27	2.9

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	310	266	44	16.4
Insurance activity	29	18	11	61.6

Commercial revenue	1,286	1,204	82	6.8

Gains (losses) on financial transactions	172	(1)	173	—

Gross operating income	1,458	1,203	255	21.2

Income from non-financial services (net) and other operating income	(34)	(34)	0	(0.3)
Operating expenses	(447)	(434)	(13)	3.1
General administrative expenses	(402)	(396)	(5)	1.3
Personnel	(223)	(209)	(15)	7.0
Other administrative expenses	(179)	(188)	9	(4.9)
Depreciation and amortisation	(45)	(37)	(8)	21.3

Net operating income	976	735	242	32.9

Net loan loss provisions	(348)	(203)	(145)	71.5
Other income	(15)	(5)	(9)	167.7

Profit before taxes (w/o capital gains)	613	526	87	16.6

Tax on profit	(118)	(100)	(18)	17.8

Net profit from ordinary activity	496	426	69	16.3

Net profit from discontinued operations	—	4	(4)	(100.0)

Net consolidated profit (w/o capital gains)	496	430	65	15.1

Minority interests	128	108	20	18.4

Attributable profit to the Group (w/o capital gains)	367	322	45	14.0

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	367	322	45	14.0

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	15,344	14,888	456	3.1
Trading portfolio (w/o loans)	11,523	13,650	(2,126)	(15.6)
Available-for-sale financial assets	4,230	6,272	(2,043)	(32.6)
Due from credit institutions*	8,287	6,821	1,466	21.5
Intangible assets and property and equipment	457	418	40	9.5
Other assets	3,951	4,193	(242)	(5.8)

Total assets/liabilities & shareholders’ equity	43,792	46,242	(2,450)	(5.3)

Customer deposits*	22,123	22,307	(184)	(0.8)
Marketable debt securities*	1,443	1,129	314	27.8
Subordinated debt	48	56	(8)	(14.7)
Insurance liabilities	113	101	12	11.7
Due to credit institutions*	11,736	14,235	(2,498)	(17.6)
Other liabilities	5,333	5,774	(442)	(7.6)
Shareholders’ equity	2,997	2,640	357	13.5

Other customer funds under management	10,087	13,490	(3,403)	(25.2)

Mutual funds	10,087	9,767	319	3.3
Pension funds	—	3,722	(3,722)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	33,700	36,982	(3,281)	(8.9)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	26.08	27.24	(1.16 p. )
Efficiency ratio	30.67	35.76	(5.09 p. )
NPL ratio	1.45	1.05	0.40 p.
NPL coverage	157.91	216.93	(59.02 p. )
Number of employees (direct & indirect)	13,227	14,020	(793)	(5.7)
Number of branches	1,091	1,042	49	4.7

Mexico
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	456	463	497	476	469	477

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—
Net fees	127	139	156	166	151	159
Insurance activity	10	9	9	11	14	15

Commercial revenue	593	611	662	653	634	651

Gains (losses) on financial transactions	7	(8)	(1)	(29)	61	111

Gross operating income	600	603	661	624	695	763

Income from non-financial services (net) and other operating income	(20)	(15)	(16)	14	(18)	(17)
Operating expenses	(218)	(215)	(243)	(268)	(227)	(220)
General administrative expenses	(200)	(196)	(223)	(246)	(205)	(197)
Personnel	(102)	(106)	(116)	(116)	(112)	(111)
Other administrative expenses	(97)	(90)	(107)	(130)	(93)	(86)
Depreciation and amortisation	(18)	(19)	(20)	(22)	(23)	(23)

Net operating income	361	373	402	369	450	527

Net loan loss provisions	(90)	(113)	(106)	(150)	(140)	(208)
Other income	(2)	(3)	(15)	4	(8)	(7)

Profit before taxes (w/o capital gains)	269	257	281	223	302	312

Tax on profit	(65)	(35)	(35)	(28)	(49)	(68)

Net profit from ordinary activity	204	222	246	196	252	244

Net profit from discontinued operations	2	2	3	(0)	—	—

Net consolidated profit (w/o capital gains)	206	225	249	196	252	244

Minority interests	50	58	63	50	64	64

Attributable profit to the Group (w/o capital gains)	156	167	186	146	188	179

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	156	167	186	146	188	179

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	13,750	14,888	14,500	14,124	14,205	15,344
Trading portfolio (w/o loans)	13,249	13,650	12,630	10,779	9,493	11,523
Available-for-sale financial assets	6,406	6,272	4,477	3,929	3,722	4,230
Due from credit institutions*	5,524	6,821	6,720	5,684	5,364	8,287
Intangible assets and property and equipment	365	418	416	455	435	457
Other assets	5,610	4,193	4,290	4,525	4,516	3,951

Total assets/liabilities & shareholders’ equity	44,904	46,242	43,034	39,495	37,736	43,792

Customer deposits*	22,631	22,307	20,807	21,830	19,786	22,123
Marketable debt securities*	996	1,129	838	1,301	1,200	1,443
Subordinated debt	58	56	54	51	48	48
Insurance liabilities	92	101	89	98	98	113
Due to credit institutions*	12,273	14,235	12,676	8,292	8,636	11,736
Other liabilities	6,800	5,774	5,977	5,354	5,362	5,333
Shareholders’ equity	2,054	2,640	2,592	2,569	2,606	2,997

Other customer funds under management	12,403	13,490	13,051	9,259	9,379	10,087

Mutual funds	9,017	9,767	9,440	9,259	9,379	10,087
Pension funds	3,386	3,722	3,611	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	36,088	36,982	34,751	32,441	30,412	33,700

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.83	1.05	1.09	1.20	1.31	1.45
NPL coverage	241.35	216.93	210.43	192.25	174.92	157.91
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	15,965	15,123	15,050	15,337	16,088	21,608

Spread (Retail Banking)	14.39	14.25	14.41	14.02	14.71	14.90

Spread loans	10.84	10.79	10.99	10.64	11.19	11.44
Spread deposits	3.55	3.46	3.42	3.38	3.52	3.46

Mexico
Million dollars

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	1,447	1,222	225	18.4

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	473	354	120	33.9
Insurance activity	45	24	21	85.9

Commercial revenue	1,966	1,600	366	22.9

Gains (losses) on financial transactions	263	(2)	265	—

Gross operating income	2,229	1,598	630	39.4

Income from non-financial services (net) and other operating income	(52)	(46)	(7)	14.7
Operating expenses	(684)	(576)	(107)	18.6
General administrative expenses	(614)	(527)	(87)	16.6
Personnel	(341)	(277)	(64)	23.1
Other administrative expenses	(273)	(250)	(23)	9.4
Depreciation and amortisation	(69)	(50)	(20)	39.6

Net operating income	1,493	976	517	52.9

Net loan loss provisions	(533)	(270)	(263)	97.3
Other income	(22)	(7)	(15)	208.0

Profit before taxes (w/o capital gains)	938	699	239	34.1

Tax on profit	(180)	(133)	(47)	35.6

Net profit from ordinary activity	758	566	191	33.8

Net profit from discontinued operations	—	6	(6)	(100.0)

Net consolidated profit (w/o capital gains)	758	572	186	32.5

Minority interests	196	144	52	36.2

Attributable profit to the Group (w/o capital gains)	562	428	134	31.2

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	562	428	134	31.2

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	24,188	20,106	4,083	20.3
Trading portfolio (w/o loans)	18,165	18,434	(269)	(1.5)
Available-for-sale financial assets	6,667	8,471	(1,803)	(21.3)
Due from credit institutions*	13,064	9,212	3,852	41.8
Intangible assets and property and equipment	720	564	157	27.8
Other assets	6,228	5,663	565	10.0

Total assets/liabilities & shareholders’ equity	69,034	62,449	6,585	10.5

Customer deposits*	34,875	30,126	4,749	15.8
Marketable debt securities*	2,274	1,524	750	49.2
Subordinated debt	75	76	(0)	(0.4)
Insurance liabilities	177	136	41	30.4
Due to credit institutions*	18,501	19,224	(723)	(3.8)
Other liabilities	8,406	7,798	608	7.8
Shareholders’ equity	4,725	3,565	1,159	32.5

Other customer funds under management	15,901	18,218	(2,317)	(12.7)

Mutual funds	15,901	13,191	2,710	20.5
Pension funds	—	5,027	(5,027)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	53,125	49,944	3,181	6.4

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	598	624	682	687	703	745

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—
Net fees	166	188	213	237	225	248
Insurance activity	13	12	12	16	22	24

Commercial revenue	777	823	908	939	949	1,017

Gains (losses) on financial transactions	9	(11)	(2)	(40)	91	172

Gross operating income	786	813	906	899	1,040	1,189

Income from non-financial services (net) and other operating income	(26)	(20)	(22)	17	(26)	(26)
Operating expenses	(286)	(290)	(334)	(383)	(340)	(343)
General administrative expenses	(262)	(265)	(306)	(351)	(307)	(308)
Personnel	(134)	(143)	(159)	(166)	(168)	(173)
Other administrative expenses	(128)	(122)	(147)	(185)	(139)	(134)
Depreciation and amortisation	(24)	(26)	(28)	(32)	(34)	(36)

Net operating income	474	503	551	533	673	820

Net loan loss provisions	(118)	(152)	(145)	(213)	(210)	(323)
Other income	(3)	(4)	(20)	5	(12)	(10)

Profit before taxes (w/o capital gains)	352	347	385	325	451	486

Tax on profit	(85)	(47)	(48)	(41)	(74)	(106)

Net profit from ordinary activity	267	299	337	284	377	381

Net profit from discontinued operations	3	3	4	0	—	—

Net consolidated profit (w/o capital gains)	270	302	341	284	377	381

Minority interests	66	78	87	72	96	100

Attributable profit to the Group (w/o capital gains)	204	224	254	212	282	280

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	204	224	254	212	282	280

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	18,312	20,106	20,560	20,793	22,462	24,188
Trading portfolio (w/o loans)	17,644	18,434	17,908	15,868	15,010	18,165
Available-for-sale financial assets	8,532	8,471	6,348	5,783	5,886	6,667
Due from credit institutions*	7,357	9,212	9,529	8,368	8,482	13,064
Intangible assets and property and equipment	487	564	589	669	688	720
Other assets	7,471	5,663	6,083	6,661	7,141	6,228

Total assets/liabilities & shareholders’ equity	59,803	62,449	61,017	58,141	59,669	69,034

Customer deposits*	30,140	30,126	29,502	32,136	31,286	34,875
Marketable debt securities*	1,327	1,524	1,189	1,915	1,897	2,274
Subordinated debt	77	76	77	76	75	75
Insurance liabilities	122	136	126	144	156	177
Due to credit institutions*	16,345	19,224	17,974	12,206	13,656	18,501
Other liabilities	9,056	7,798	8,475	7,881	8,478	8,406
Shareholders’ equity	2,736	3,565	3,676	3,782	4,121	4,725

Other customer funds under management	16,518	18,218	18,506	13,630	14,829	15,901

Mutual funds	12,009	13,191	13,386	13,630	14,829	15,901
Pension funds	4,509	5,027	5,120	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	48,062	49,944	49,273	47,756	48,087	53,125

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	15,368	13,379	1,989	14.9

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	5,027	3,872	1,156	29.8
Insurance activity	478	265	213	80.3

Commercial revenue	20,874	17,516	3,357	19.2

Gains (losses) on financial transactions	2,792	(18)	2,810	—

Gross operating income	23,666	17,499	6,167	35.2

Income from non-financial services (net) and other operating income	(557)	(500)	(56)	11.3
Operating expenses	(7,257)	(6,310)	(947)	15.0
General administrative expenses	(6,520)	(5,765)	(755)	13.1
Personnel	(3,622)	(3,034)	(588)	19.4
Other administrative expenses	(2,898)	(2,732)	(167)	6.1
Depreciation and amortisation	(737)	(545)	(193)	35.4

Net operating income	15,852	10,689	5,163	48.3

Net loan loss provisions	(5,658)	(2,956)	(2,702)	91.4
Other income	(238)	(80)	(159)	198.8

Profit before taxes (w/o capital gains)	9,956	7,653	2,303	30.1

Tax on profit	(1,909)	(1,452)	(457)	31.5

Net profit from ordinary activity	8,046	6,201	1,846	29.8

Net profit from discontinued operations	—	61	(61)	(100.0)

Net consolidated profit (w/o capital gains)	8,046	6,262	1,785	28.5

Minority interests	2,082	1,575	506	32.1

Attributable profit to the Group (w/o capital gains)	5,965	4,687	1,278	27.3

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	5,965	4,687	1,278	27.3

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	249,031	216,831	32,200	14.9
Trading portfolio (w/o loans)	187,020	198,800	(11,781)	(5.9)
Available-for-sale financial assets	68,644	91,354	(22,710)	(24.9)
Due from credit institutions*	134,500	99,347	35,154	35.4
Intangible assets and property and equipment	7,418	6,081	1,337	22.0
Other assets	64,123	61,071	3,052	5.0

Total assets/liabilities & shareholders’ equity	710,736	673,484	37,252	5.5

Customer deposits*	359,054	324,892	34,161	10.5
Marketable debt securities*	23,413	16,441	6,972	42.4
Subordinated debt	777	817	(40)	(4.9)
Insurance liabilities	1,826	1,467	359	24.5
Due to credit institutions*	190,477	207,319	(16,842)	(8.1)
Other liabilities	86,548	84,098	2,450	2.9
Shareholders’ equity	48,641	38,449	10,192	26.5

Other customer funds under management	163,708	196,470	(32,762)	(16.7)

Mutual funds	163,708	142,257	21,451	15.1
Pension funds	—	54,213	(54,213)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	546,952	538,620	8,332	1.5

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	6,590	6,790	7,467	7,459	7,594	7,774

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—
Net fees	1,829	2,043	2,339	2,575	2,436	2,592
Insurance activity	139	126	137	172	233	246

Commercial revenue	8,558	8,959	9,943	10,206	10,263	10,611

Gains (losses) on financial transactions	99	(117)	(19)	(439)	979	1,813

Gross operating income	8,657	8,842	9,924	9,767	11,242	12,424

Income from non-financial services (net) and other operating income	(286)	(214)	(237)	191	(285)	(272)
Operating expenses	(3,153)	(3,157)	(3,654)	(4,165)	(3,680)	(3,577)
General administrative expenses	(2,886)	(2,879)	(3,348)	(3,818)	(3,314)	(3,206)
Personnel	(1,480)	(1,554)	(1,741)	(1,805)	(1,813)	(1,809)
Other administrative expenses	(1,407)	(1,325)	(1,607)	(2,013)	(1,501)	(1,397)
Depreciation and amortisation	(267)	(278)	(306)	(348)	(366)	(371)

Net operating income	5,218	5,471	6,032	5,793	7,277	8,575

Net loan loss provisions	(1,302)	(1,654)	(1,590)	(2,322)	(2,267)	(3,391)
Other income	(35)	(45)	(221)	59	(131)	(108)

Profit before taxes (w/o capital gains)	3,881	3,772	4,221	3,530	4,879	5,077

Tax on profit	(939)	(513)	(531)	(447)	(800)	(1,109)

Net profit from ordinary activity	2,942	3,259	3,690	3,083	4,078	3,968

Net profit from discontinued operations	30	31	45	2	—	—

Net consolidated profit (w/o capital gains)	2,971	3,291	3,735	3,084	4,078	3,968

Minority interests	725	850	952	782	1,034	1,047

Attributable profit to the Group (w/o capital gains)	2,246	2,440	2,783	2,303	3,044	2,921

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	2,246	2,440	2,783	2,303	3,044	2,921

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	201,272	216,831	224,506	227,036	240,024	249,031
Trading portfolio (w/o loans)	193,929	198,800	195,552	173,260	160,394	187,020
Available-for-sale financial assets	93,771	91,354	69,313	63,149	62,896	68,644
Due from credit institutions*	80,860	99,347	104,047	91,367	90,637	134,500
Intangible assets and property and equipment	5,347	6,081	6,437	7,306	7,355	7,418
Other assets	82,116	61,071	66,427	72,729	76,312	64,123

Total assets/liabilities & shareholders’ equity	657,295	673,484	666,280	634,846	637,618	710,736

Customer deposits*	331,266	324,892	322,142	350,899	334,317	359,054
Marketable debt securities*	14,584	16,441	12,978	20,908	20,271	23,413
Subordinated debt	849	817	841	826	805	777
Insurance liabilities	1,344	1,467	1,379	1,577	1,662	1,826
Due to credit institutions*	179,648	207,319	196,263	133,279	145,927	190,477
Other liabilities	99,535	84,098	92,538	86,058	90,598	86,548
Shareholders’ equity	30,070	38,449	40,139	41,299	44,038	48,641

Other customer funds under management	181,552	196,470	202,073	148,822	158,468	163,708

Mutual funds	131,990	142,257	146,163	148,822	158,468	163,708
Pension funds	49,562	54,213	55,909	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	528,251	538,620	538,034	521,455	513,861	546,952

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	630	483	147	30.3

Income from companies accounted for by the equity method	1	(2)	3	—
Net fees	179	153	26	17.3
Insurance activity	27	22	6	26.1

Commercial revenue	837	656	181	27.6

Gains (losses) on financial transactions	3	42	(39)	(93.4)

Gross operating income	840	698	143	20.4

Income from non-financial services (net) and other operating income	(9)	(10)	1	(13.5)
Operating expenses	(316)	(278)	(39)	14.0
General administrative expenses	(285)	(252)	(33)	13.3
Personnel	(177)	(153)	(24)	15.5
Other administrative expenses	(108)	(98)	(10)	9.9
Depreciation and amortisation	(31)	(26)	(5)	21.1

Net operating income	515	410	105	25.6

Net loan loss provisions	(167)	(60)	(107)	177.4
Other income	16	29	(13)	(43.7)

Profit before taxes (w/o capital gains)	364	379	(15)	(3.9)

Tax on profit	(41)	(56)	15	(26.9)

Net profit from ordinary activity	324	323	0	0.1

Net profit from discontinued operations	—	23	(23)	(100.0)

Net consolidated profit (w/o capital gains)	324	346	(22)	(6.4)

Minority interests	65	69	(4)	(5.3)

Attributable profit to the Group (w/o capital gains)	259	277	(19)	(6.7)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	259	277	(19)	(6.7)

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	16,398	15,654	744	4.8
Trading portfolio (w/o loans)	2,258	1,368	890	65.1
Available-for-sale financial assets	1,625	764	861	112.8
Due from credit institutions*	1,544	2,005	(461)	(23.0)
Intangible assets and property and equipment	306	333	(27)	(8.2)
Other assets	2,311	1,931	380	19.7

Total assets/liabilities & shareholders’ equity	24,442	22,055	2,388	10.8

Customer deposits*	13,836	13,594	242	1.8
Marketable debt securities*	2,254	1,695	558	32.9
Subordinated debt	632	678	(46)	(6.8)
Insurance liabilities	83	63	20	32.2
Due to credit institutions*	4,121	3,550	571	16.1
Other liabilities	2,192	1,286	906	70.5
Shareholders’ equity	1,325	1,189	136	11.4

Other customer funds under management	3,846	13,394	(9,547)	(71.3)

Mutual funds	3,841	4,224	(382)	(9.1)
Pension funds	—	9,170	(9,170)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	5	—	5	—

Customer funds under management	20,568	29,361	(8,793)	(29.9)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	33.14	42.01	(8.87 p. )
Efficiency ratio	37.66	39.78	(2.12 p. )
NPL ratio	2.28	1.88	0.40 p.
NPL coverage	111.18	132.02	(20.84 p. )
Number of employees (direct & indirect)	12,495	13,240	(745)	(5.6)
Number of branches	498	475	23	4.8

Chile
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	215	269	316	312	298	332

Income from companies accounted for by the equity method	(0)	(1)	(1)	(0)	(0)	2
Net fees	76	77	81	83	89	91
Insurance activity	10	11	13	14	15	13

Commercial revenue	301	355	409	409	401	437

Gains (losses) on financial transactions	34	7	5	(16)	3	(0)

Gross operating income	335	362	415	393	404	437

Income from non-financial services (net) and other operating income	(5)	(5)	(5)	(6)	(4)	(4)
Operating expenses	(132)	(146)	(157)	(156)	(155)	(161)
General administrative expenses	(120)	(132)	(139)	(146)	(139)	(146)
Personnel	(72)	(81)	(85)	(89)	(85)	(92)
Other administrative expenses	(48)	(51)	(53)	(57)	(54)	(55)
Depreciation and amortisation	(12)	(14)	(18)	(10)	(16)	(15)

Net operating income	199	211	253	231	244	271

Net loan loss provisions	(31)	(29)	(57)	(86)	(71)	(96)
Other income	12	17	13	13	11	5

Profit before taxes (w/o capital gains)	179	200	209	158	184	180

Tax on profit	(29)	(27)	(27)	(18)	(20)	(21)

Net profit from ordinary activity	150	173	182	140	164	159

Net profit from discontinued operations	10	13	8	5	—	—

Net consolidated profit (w/o capital gains)	160	186	191	145	164	159

Minority interests	29	39	39	31	31	34

Attributable profit to the Group (w/o capital gains)	131	147	152	114	133	126

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	131	147	152	114	133	126

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	15,494	15,654	16,109	17,103	18,231	16,398
Trading portfolio (w/o loans)	1,426	1,368	1,833	2,189	2,522	2,258
Available-for-sale financial assets	711	764	936	1,353	2,257	1,625
Due from credit institutions*	2,678	2,005	1,501	1,727	1,661	1,544
Intangible assets and property and equipment	301	333	332	338	355	306
Other assets	1,500	1,931	1,978	2,222	2,652	2,311

Total assets/liabilities & shareholders’ equity	22,110	22,055	22,689	24,931	27,678	24,442

Customer deposits*	13,372	13,594	13,346	14,566	15,851	13,836
Marketable debt securities*	1,467	1,695	1,958	2,242	2,425	2,254
Subordinated debt	690	678	612	680	682	632
Insurance liabilities	59	63	68	77	88	83
Due to credit institutions*	3,586	3,550	3,356	4,365	3,843	4,121
Other liabilities	1,520	1,286	2,192	1,926	2,990	2,192
Shareholders’ equity	1,416	1,189	1,157	1,075	1,800	1,325

Other customer funds under management	12,213	13,394	13,014	4,257	4,223	3,846

Mutual funds	3,811	4,224	3,948	4,252	4,217	3,841
Pension funds	8,402	9,170	9,063	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	3	5	6	5

Customer funds under management	27,742	29,361	28,930	21,744	23,181	20,568

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.70	1.88	2.08	2.11	2.23	2.28
NPL coverage	147.57	132.02	121.04	118.45	109.38	111.18
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	14,876	14,479	15,564	16,521	18,297	16,325

Spread (Retail Banking)	7.35	7.75	8.28	8.24	8.40	8.61

Spread loans	5.11	5.21	5.32	5.26	5.33	5.45
Spread deposits	2.24	2.54	2.96	2.98	3.07	3.16

Chile
Million dollars

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	963	642	321	49.9

Income from companies accounted for by the equity method	2	(2)	4	—
Net fees	274	203	71	35.0
Insurance activity	42	29	13	45.0

Commercial revenue	1,281	872	409	46.9

Gains (losses) on financial transactions	4	55	(51)	(92.4)

Gross operating income	1,285	927	358	38.6

Income from non-financial services (net) and other operating income	(13)	(14)	0	(0.5)
Operating expenses	(484)	(369)	(115)	31.2
General administrative expenses	(436)	(335)	(102)	30.4
Personnel	(271)	(204)	(67)	32.9
Other administrative expenses	(165)	(131)	(35)	26.4
Depreciation and amortisation	(48)	(34)	(13)	39.4

Net operating income	787	545	243	44.5

Net loan loss provisions	(256)	(80)	(176)	219.2
Other income	25	39	(14)	(35.2)

Profit before taxes (w/o capital gains)	557	503	53	10.6

Tax on profit	(62)	(74)	12	(15.8)

Net profit from ordinary activity	495	430	65	15.2

Net profit from discontinued operations	—	30	(30)	(100.0)

Net consolidated profit (w/o capital gains)	495	460	35	7.6

Minority interests	99	91	8	9.0

Attributable profit to the Group (w/o capital gains)	395	369	27	7.3

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	395	369	27	7.3

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	25,849	21,141	4,709	22.3
Trading portfolio (w/o loans)	3,560	1,847	1,713	92.7
Available-for-sale financial assets	2,562	1,031	1,530	148.4
Due from credit institutions*	2,434	2,708	(273)	(10.1)
Intangible assets and property and equipment	482	450	32	7.2
Other assets	3,643	2,608	1,035	39.7

Total assets/liabilities & shareholders’ equity	38,531	29,785	8,746	29.4

Customer deposits*	21,810	18,358	3,452	18.8
Marketable debt securities*	3,553	2,289	1,263	55.2
Subordinated debt	997	916	80	8.8
Insurance liabilities	132	85	46	54.3
Due to credit institutions*	6,496	4,794	1,702	35.5
Other liabilities	3,455	1,736	1,719	99.0
Shareholders’ equity	2,088	1,605	483	30.1

Other customer funds under management	6,063	18,088	(12,025)	(66.5)

Mutual funds	6,056	5,704	351	6.2
Pension funds	—	12,384	(12,384)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	8	—	8	—

Customer funds under management	32,423	39,652	(7,229)	(18.2)

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	281	361	432	446	446	517

Income from companies accounted for by the equity method	(0)	(2)	(2)	(0)	(1)	2
Net fees	100	103	111	120	133	141
Insurance activity	14	15	18	21	22	20

Commercial revenue	394	478	560	586	600	681

Gains (losses) on financial transactions	45	10	8	(21)	4	0

Gross operating income	439	488	567	565	604	681

Income from non-financial services (net) and other operating income	(7)	(7)	(7)	(8)	(7)	(7)
Operating expenses	(173)	(196)	(215)	(224)	(232)	(251)
General administrative expenses	(157)	(178)	(190)	(209)	(208)	(228)
Personnel	(94)	(110)	(117)	(127)	(128)	(143)
Other administrative expenses	(63)	(68)	(73)	(82)	(80)	(85)
Depreciation and amortisation	(16)	(19)	(25)	(15)	(24)	(23)

Net operating income	260	285	346	333	365	422

Net loan loss provisions	(41)	(39)	(78)	(121)	(107)	(149)
Other income	16	23	18	18	17	8

Profit before taxes (w/o capital gains)	235	269	287	230	275	282

Tax on profit	(38)	(36)	(37)	(27)	(30)	(32)

Net profit from ordinary activity	197	232	250	204	246	249

Net profit from discontinued operations	12	18	12	8	—	—

Net consolidated profit (w/o capital gains)	210	250	262	212	246	249

Minority interests	38	53	54	45	47	53

Attributable profit to the Group (w/o capital gains)	171	197	208	167	199	196

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	171	197	208	167	199	196

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	20,634	21,141	22,841	25,177	28,827	25,849
Trading portfolio (w/o loans)	1,899	1,847	2,599	3,222	3,988	3,560
Available-for-sale financial assets	947	1,031	1,327	1,992	3,569	2,562
Due from credit institutions*	3,567	2,708	2,128	2,542	2,626	2,434
Intangible assets and property and equipment	401	450	471	497	561	482
Other assets	1,998	2,608	2,805	3,271	4,194	3,643

Total assets/liabilities & shareholders’ equity	29,446	29,785	32,170	36,701	43,764	38,531

Customer deposits*	17,808	18,358	18,923	21,442	25,064	21,810
Marketable debt securities*	1,954	2,289	2,777	3,300	3,834	3,553
Subordinated debt	919	916	867	1,002	1,079	997
Insurance liabilities	79	85	96	113	139	132
Due to credit institutions*	4,776	4,794	4,759	6,426	6,076	6,496
Other liabilities	2,024	1,736	3,108	2,836	4,727	3,455
Shareholders’ equity	1,886	1,605	1,640	1,583	2,846	2,088

Other customer funds under management	16,266	18,088	18,453	6,266	6,677	6,063

Mutual funds	5,076	5,704	5,598	6,259	6,668	6,056
Pension funds	11,190	12,384	12,850	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	5	7	10	8

Customer funds under management	36,947	39,652	41,020	32,010	36,654	32,423

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	448,615	342,768	105,847	30.9

Income from companies accounted for by the equity method	867	(1,117)	1,985	—
Net fees	127,541	108,251	19,290	17.8
Insurance activity	19,375	15,303	4,072	26.6

Commercial revenue	596,399	465,205	131,194	28.2

Gains (losses) on financial transactions	1,962	29,450	(27,487)	(93.3)

Gross operating income	598,362	494,655	103,707	21.0

Income from non-financial services (net) and other operating income	(6,287)	(7,237)	950	(13.1)
Operating expenses	(225,357)	(196,785)	(28,572)	14.5
General administrative expenses	(203,128)	(178,513)	(24,615)	13.8
Personnel	(126,150)	(108,761)	(17,389)	16.0
Other administrative expenses	(76,978)	(69,753)	(7,226)	10.4
Depreciation and amortisation	(22,229)	(18,272)	(3,957)	21.7

Net operating income	366,718	290,633	76,086	26.2

Net loan loss provisions	(119,052)	(42,724)	(76,328)	178.7
Other income	11,680	20,658	(8,979)	(43.5)

Profit before taxes (w/o capital gains)	259,346	268,566	(9,221)	(3.4)

Tax on profit	(28,944)	(39,396)	10,453	(26.5)

Net profit from ordinary activity	230,402	229,170	1,232	0.5

Net profit from discontinued operations	—	16,044	(16,044)	(100.0)

Net consolidated profit (w/o capital gains)	230,402	245,214	(14,812)	(6.0)

Minority interests	46,260	48,614	(2,354)	(4.8)

Attributable profit to the Group (w/o capital gains)	184,142	196,600	(12,458)	(6.3)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	184,142	196,600	(12,458)	(6.3)

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	13,468,868	11,140,046	2,328,822	20.9
Trading portfolio (w/o loans)	1,854,979	973,477	881,502	90.6
Available-for-sale financial assets	1,334,827	543,463	791,364	145.6
Due from credit institutions*	1,268,426	1,426,768	(158,342)	(11.1)
Intangible assets and property and equipment	251,167	236,953	14,214	6.0
Other assets	1,898,099	1,374,335	523,764	38.1

Total assets/liabilities & shareholders’ equity	20,076,366	15,695,041	4,381,324	27.9

Customer deposits*	11,364,353	9,673,911	1,690,442	17.5
Marketable debt securities*	1,851,037	1,206,448	644,589	53.4
Subordinated debt	519,259	482,791	36,468	7.6
Insurance liabilities	68,576	44,940	23,636	52.6
Due to credit institutions*	3,384,791	2,526,133	858,658	34.0
Other liabilities	1,800,230	914,924	885,306	96.8
Shareholders’ equity	1,088,119	845,894	242,224	28.6

Other customer funds under management	3,159,299	9,531,526	(6,372,227)	(66.9)

Mutual funds	3,155,229	3,005,757	149,472	5.0
Pension funds	—	6,525,769	(6,525,769)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	4,070	—	4,070	—

Customer funds under management	16,893,948	20,894,675	(4,000,727)	(19.1)

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	152,123	190,645	225,757	226,078	206,446	242,169

Income from companies accounted for by the equity method	(168)	(950)	(937)	(47)	(294)	1,162
Net fees	53,791	54,460	57,885	60,550	61,375	66,167
Insurance activity	7,371	7,932	9,342	10,424	10,090	9,285

Commercial revenue	213,117	252,088	292,047	297,004	277,616	318,783

Gains (losses) on financial transactions	24,308	5,142	3,831	(11,423)	1,930	33

Gross operating income	237,425	257,230	295,878	285,580	279,546	318,816

Income from non-financial services (net) and other operating income	(3,532)	(3,705)	(3,533)	(4,296)	(3,043)	(3,244)
Operating expenses	(93,276)	(103,509)	(111,956)	(113,320)	(107,558)	(117,799)
General administrative expenses	(84,820)	(93,693)	(98,946)	(105,811)	(96,264)	(106,864)
Personnel	(50,958)	(57,803)	(60,977)	(64,242)	(59,189)	(66,961)
Other administrative expenses	(33,862)	(35,890)	(37,969)	(41,569)	(37,075)	(39,903)
Depreciation and amortisation	(8,456)	(9,816)	(13,010)	(7,509)	(11,294)	(10,935)

Net operating income	140,618	150,015	180,390	167,965	168,945	197,773

Net loan loss provisions	(22,184)	(20,540)	(40,741)	(61,933)	(49,365)	(69,687)
Other income	8,476	12,183	9,589	9,116	7,848	3,832

Profit before taxes (w/o capital gains)	126,909	141,658	149,237	115,148	127,428	131,918

Tax on profit	(20,407)	(18,989)	(19,046)	(13,166)	(13,744)	(15,200)

Net profit from ordinary activity	106,501	122,669	130,190	101,982	113,684	116,718

Net profit from discontinued operations	6,740	9,304	6,040	3,897	—	—

Net consolidated profit (w/o capital gains)	113,242	131,972	136,230	105,879	113,684	116,718

Minority interests	20,648	27,966	28,079	22,590	21,575	24,685

Attributable profit to the Group (w/o capital gains)	92,594	104,006	108,152	83,289	92,109	92,034

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	92,594	104,006	108,152	83,289	92,109	92,034

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	11,097,171	11,140,046	11,692,154	12,536,762	12,725,547	13,468,868
Trading portfolio (w/o loans)	1,021,312	973,477	1,330,681	1,604,528	1,760,436	1,854,979
Available-for-sale financial assets	509,351	543,463	679,073	992,140	1,575,377	1,334,827
Due from credit institutions*	1,918,147	1,426,768	1,089,160	1,265,906	1,159,371	1,268,426
Intangible assets and property and equipment	215,860	236,953	241,113	247,445	247,731	251,167
Other assets	1,074,337	1,374,335	1,435,761	1,628,571	1,851,231	1,898,099

Total assets/liabilities & shareholders’ equity	15,836,178	15,695,041	16,467,942	18,275,352	19,319,693	20,076,366

Customer deposits*	9,577,402	9,673,911	9,686,766	10,677,023	11,064,344	11,364,353
Marketable debt securities*	1,050,837	1,206,448	1,421,459	1,643,156	1,692,466	1,851,037
Subordinated debt	494,009	482,791	443,849	498,762	476,187	519,259
Insurance liabilities	42,437	44,940	49,029	56,211	61,256	68,576
Due to credit institutions*	2,568,721	2,526,133	2,436,067	3,199,825	2,682,307	3,384,791
Other liabilities	1,088,713	914,924	1,591,047	1,412,132	2,086,914	1,800,230
Shareholders’ equity	1,014,060	845,894	839,725	788,243	1,256,219	1,088,119

Other customer funds under management	8,747,604	9,531,526	9,445,840	3,120,268	2,947,700	3,159,299

Mutual funds	2,729,828	3,005,757	2,865,420	3,116,543	2,943,497	3,155,229
Pension funds	6,017,776	6,525,769	6,577,995	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	2,425	3,725	4,203	4,070

Customer funds under management	19,869,852	20,894,675	20,997,913	15,939,210	16,180,697	16,893,948

(*)	Includes all stock of concept classified in the balance sheet

Financial Management and Equity Stakes
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income (w/o dividends)	(967)	(784)	(182)	23.3
Dividends	163	149	14	9.4

Net interest income	(804)	(636)	(169)	26.5

Income from companies accounted for by the equity method	608	154	454	295.0
Net fees	3	30	(27)	(89.3)
Insurance activity	—	—	—	—

Commercial revenue	(193)	(452)	259	(57.2)

Gains (losses) on financial transactions	497	118	379	321.4

Gross operating income	304	(334)	638	—

Income from non-financial services (net) and other operating income	4	(8)	11	—
Operating expenses	(415)	(397)	(18)	4.5
General administrative expenses	(348)	(262)	(85)	32.6
Personnel	(136)	(107)	(29)	26.9
Other administrative expenses	(212)	(155)	(57)	36.5
Depreciation and amortisation	(68)	(135)	67	(49.9)

Net operating income	(108)	(739)	631	(85.4)

Net loan loss provisions	(68)	13	(81)	—
Other income	(14)	(175)	161	(92.2)

Profit before taxes (w/o capital gains)	(190)	(901)	711	(79.0)

Tax on profit	486	374	112	29.8

Net profit from ordinary activity	296	(527)	823	—

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	296	(527)	823	—

Minority interests	0	10	(10)	(99.0)

Attributable profit to the Group (w/o capital gains)	296	(536)	832	—

Net extraordinary capital gains and allowances	—	566	(566)	(100.0)

Attributable profit to the Group	296	30	266	896.1

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Trading portfolio (w/o loans)	2,674	1,405	1,268	90.3
Available-for-sale financial assets	17,156	16,577	579	3.5
Investments	17,126	4,876	12,251	251.3
Goodwill	13,134	14,484	(1,350)	(9.3)
Liquidity lent to the Group	91,848	82,925	8,924	10.8
Capital assigned to Group areas	38,726	34,959	3,766	10.8
Other assets	60,133	39,961	20,172	50.5

Total assets/liabilities & shareholders’ equity	240,798	195,186	45,611	23.4

Customer deposits*	2,941	413	2,528	612.6
Marketable debt securities*	108,224	89,462	18,762	21.0
Subordinated debt	21,894	18,539	3,355	18.1
Preferred securities	—	—	—	—
Other liabilities	56,078	46,505	9,573	20.6
Group capital and reserves	51,660	40,267	11,393	28.3

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	133,060	108,414	24,645	22.7

(*) Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,724	1,754	(30)	(1.7)

Financial Management and Equity Stakes
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income (w/o dividends)	(394)	(391)	(432)	(554)	(537)	(430)
Dividends	3	145	16	18	22	141

Net interest income	(391)	(245)	(416)	(536)	(516)	(289)

Income from companies accounted for by the equity method	56	97	86	187	338	269
Net fees	12	18	(8)	8	(6)	9
Insurance activity	(1)	1	—	—	—	—

Commercial revenue	(323)	(129)	(338)	(341)	(183)	(10)

Gains (losses) on financial transactions	(132)	250	507	592	146	351

Gross operating income	(455)	121	168	251	(37)	340

Income from non-financial services (net) and other operating income	(5)	(3)	9	14	(5)	9
Operating expenses	(193)	(204)	(200)	(168)	(201)	(214)
General administrative expenses	(126)	(136)	(137)	(107)	(155)	(193)
Personnel	(48)	(59)	(57)	(73)	(74)	(61)
Other administrative expenses	(79)	(77)	(80)	(35)	(81)	(131)
Depreciation and amortisation	(67)	(68)	(63)	(60)	(46)	(22)

Net operating income	(653)	(86)	(23)	97	(243)	135

Net loan loss provisions	9	5	8	(36)	(2)	(66)
Other income	(149)	(26)	(18)	77	(82)	68

Profit before taxes (w/o capital gains)	(793)	(108)	(33)	139	(326)	137

Tax on profit	304	70	95	155	270	216

Net profit from ordinary activity	(489)	(38)	62	294	(56)	352

Net profit from discontinued operations	—	—	—	(0)	—	—

Net consolidated profit (w/o capital gains)	(489)	(38)	62	294	(56)	352

Minority interests	6	3	3	(3)	2	(2)

Attributable profit to the Group (w/o capital gains)	(495)	(41)	59	298	(58)	354

Net extraordinary capital gains and allowances	—	566	—	368	—	—

Attributable profit to the Group	(495)	525	59	665	(58)	354

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Trading portfolio (w/o loans)	1,181	1,405	2,060	1,328	2,939	2,674
Available-for-sale financial assets	9,960	16,577	19,098	21,528	15,171	17,156
Investments	4,839	4,876	4,818	15,604	15,371	17,126
Goodwill	14,368	14,484	14,257	13,827	13,125	13,134
Liquidity lent to the Group	79,294	82,925	86,224	80,450	86,607	91,848
Capital assigned to Group areas	34,505	34,959	33,266	32,038	36,959	38,726
Other assets	37,116	39,961	39,263	55,381	60,741	60,133

Total assets/liabilities & shareholders’ equity	181,263	195,186	198,988	220,155	230,914	240,798

Customer deposits*	187	413	2,484	1,969	947	2,941
Marketable debt securities*	82,731	89,462	88,886	82,196	100,063	108,224
Subordinated debt	19,303	18,539	19,113	22,874	22,576	21,894
Preferred securities	—	—	—	—	—	—
Other liabilities	35,640	46,505	48,525	66,160	51,842	56,078
Group capital and reserves	43,402	40,267	39,979	46,955	55,486	51,660

Other customer funds under management	—	—	0	0	—	—

Mutual funds	—	—	—	0	—	—
Pension funds	—	—	0	(0)	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	102,221	108,414	110,483	107,040	123,586	133,060

(*) Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets (data as of 30.06.08 estimated under BIS II)	50,846	48,093	46,979	58,380	58,489	48,362

Spain
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	3,164	2,599	565	21.8

Income from companies accounted for by the equity method	1	4	(4)	(80.0)
Net fees	1,627	1,771	(144)	(8.1)
Insurance activity	65	61	4	6.8

Commercial revenue	4,857	4,435	422	9.5

Gains (losses) on financial transactions	266	358	(92)	(25.8)

Gross operating income	5,123	4,793	330	6.9

Income from non-financial services (net) and other operating income	1	9	(7)	(83.5)
Operating expenses	(1,939)	(1,836)	(103)	5.6
General administrative expenses	(1,727)	(1,631)	(96)	5.9
Personnel	(1,217)	(1,150)	(67)	5.9
Other administrative expenses	(510)	(481)	(29)	6.0
Depreciation and amortisation	(212)	(205)	(6)	3.2

Net operating income	3,186	2,966	220	7.4

Net loan loss provisions	(568)	(283)	(285)	100.7
Other income	21	83	(63)	(75.3)

Profit before taxes (w/o capital gains)	2,638	2,766	(128)	(4.6)

Tax on profit	(706)	(774)	68	(8.8)

Net profit from ordinary activity	1,932	1,992	(60)	(3.0)

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,932	1,992	(60)	(3.0)

Minority interests	48	48	1	1.7

Attributable profit to the Group (w/o capital gains)	1,884	1,945	(61)	(3.1)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,884	1,945	(61)	(3.1)

			Variation
	30.06.08	30.06.07	Amount	%
Balance sheet
Customer loans*	243,742	221,957	21,785	9.8
Trading portfolio (w/o loans)	58,339	37,419	20,920	55.9
Available-for-sale financial assets	6,929	8,286	(1,356)	(16.4)
Due from credit institutions*	51,993	42,338	9,655	22.8
Intangible assets and property and equipment	4,497	4,338	159	3.7
Other assets	17,252	11,422	5,830	51.0

Total assets/liabilities & shareholders’ equity	382,753	325,759	56,994	17.5

Customer deposits*	126,022	114,607	11,416	10.0
Marketable debt securities*	43,288	38,445	4,843	12.6
Subordinated debt	1,953	1,920	33	1.7
Insurance liabilities	8,573	6,269	2,304	36.8
Due to credit institutions*	39,446	29,353	10,093	34.4
Other liabilities	144,301	118,792	25,509	21.5
Shareholders’ equity	19,170	16,374	2,796	17.1

Other customer funds under management	77,139	101,665	(24,526)	(24.1)

Mutual funds	55,254	78,934	(23,680)	(30.0)
Pension funds	9,915	10,118	(202)	(2.0)
Managed portfolios	5,050	8,462	(3,412)	(40.3)
Savings-insurance policies	6,919	4,151	2,768	66.7

Customer funds under management	248,402	256,637	(8,235)	(3.2)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	21.40	24.75	(3.35 p. )
Efficiency ratio	37.07	37.32	(0.25 p. )
NPL ratio	1.08	0.51	0.57 p.
NPL coverage	164.94	309.72	(144.78 p. )
Number of employees (direct & indirect)	34,678	35,019	(341)	(1.0)
Number of branches	5,020	4,972	48	1.0

Spain
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,255	1,344	1,364	1,427	1,498	1,666

Income from companies accounted for by the equity method	2	2	2	3	1	(0)
Net fees	923	847	783	800	833	794
Insurance activity	32	29	33	28	31	34

Commercial revenue	2,213	2,222	2,182	2,258	2,363	2,495

Gains (losses) on financial transactions	258	100	127	69	218	48

Gross operating income	2,471	2,323	2,309	2,327	2,581	2,543

Income from non-financial services (net) and other operating income	4	5	(2)	0	1	0
Operating expenses	(904)	(932)	(943)	(968)	(971)	(968)
General administrative expenses	(801)	(830)	(836)	(862)	(865)	(862)
Personnel	(568)	(581)	(589)	(602)	(607)	(610)
Other administrative expenses	(233)	(248)	(247)	(260)	(258)	(252)
Depreciation and amortisation	(103)	(102)	(107)	(106)	(106)	(106)

Net operating income	1,571	1,395	1,364	1,360	1,611	1,575

Net loan loss provisions	(108)	(175)	(167)	(259)	(238)	(330)
Other income	45	38	(44)	24	7	14

Profit before taxes (w/o capital gains)	1,508	1,259	1,153	1,124	1,380	1,258

Tax on profit	(425)	(349)	(322)	(334)	(365)	(341)

Net profit from ordinary activity	1,082	910	831	790	1,015	917

Net profit from discontinued operations	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	1,082	910	831	790	1,015	917

Minority interests	22	25	19	22	24	25

Attributable profit to the Group (w/o capital gains)	1,060	885	812	769	991	893

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	1,060	885	812	769	991	893

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Balance sheet
Customer loans*	212,804	221,957	225,539	235,447	237,887	243,742
Trading portfolio (w/o loans)	31,489	37,419	35,309	43,066	52,422	58,339
Available-for-sale financial assets	9,009	8,286	8,569	8,537	7,675	6,929
Due from credit institutions*	59,358	42,338	62,749	44,598	40,922	51,993
Intangible assets and property and equipment	3,991	4,338	4,411	4,460	4,491	4,497
Other assets	10,390	11,422	11,906	19,711	15,267	17,252

Total assets/liabilities & shareholders’ equity	327,040	325,759	348,484	355,819	358,663	382,753

Customer deposits*	115,017	114,607	120,794	125,185	124,325	126,022
Marketable debt securities*	32,883	38,445	39,137	40,538	43,631	43,288
Subordinated debt	1,941	1,920	1,946	1,970	1,966	1,953
Insurance liabilities	5,686	6,269	6,561	6,810	7,763	8,573
Due to credit institutions*	46,158	29,353	39,511	37,690	32,903	39,446
Other liabilities	109,500	118,792	124,509	127,700	130,709	144,301
Shareholders’ equity	15,855	16,374	16,026	15,925	17,367	19,170

Other customer funds under management	100,323	101,665	97,999	90,766	82,510	77,139

Mutual funds	78,854	78,934	75,125	67,246	60,110	55,254
Pension funds	9,980	10,118	10,116	10,464	10,107	9,915
Managed portfolios	7,913	8,462	8,143	7,577	5,864	5,050
Savings-insurance policies	3,577	4,151	4,615	5,478	6,430	6,919

Customer funds under management	250,165	256,637	259,876	258,459	252,432	248,402

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.51	0.51	0.56	0.63	0.84	1.08
NPL coverage	292.15	309.72	280.24	264.48	202.28	164.94

Retail Banking
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	8,323	7,319	1,004	13.7

Income from companies accounted for by the equity method	5	5	0	4.5
Net fees	3,480	3,274	206	6.3
Insurance activity	(0)	0	(0)	—

Commercial revenue	11,808	10,599	1,210	11.4

Gains (losses) on financial transactions	741	371	370	99.8

Gross operating income	12,549	10,969	1,580	14.4

Income from non-financial services (net) and other operating income	(42)	(11)	(31)	296.4
Operating expenses	(5,048)	(4,868)	(180)	3.7
General administrative expenses	(4,552)	(4,435)	(118)	2.7
Personnel	(2,797)	(2,682)	(115)	4.3
Other administrative expenses	(1,755)	(1,753)	(2)	0.1
Depreciation and amortisation	(495)	(433)	(63)	14.5

Net operating income	7,459	6,091	1,368	22.5

Net loan loss provisions	(2,342)	(1,582)	(760)	48.0
Other income	(258)	(58)	(201)	348.0

Profit before taxes (w/o capital gains)	4,858	4,451	407	9.1

			Variation
	30.06.08	30.06.07	Amount	%
Business volumes
Total assets	616,248	583,722	32,526	5.6
Customer loans	490,437	469,221	21,216	4.5
Customer deposits	285,359	273,930	11,429	4.2

Retail Banking
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	3,553	3,766	3,987	4,008	4,135	4,189

Income from companies accounted for by the equity method	3	2	2	6	2	3
Net fees	1,583	1,691	1,682	1,661	1,746	1,734
Insurance activity	0	(0)	(0)	(0)	0	(0)

Commercial revenue	5,140	5,459	5,672	5,674	5,883	5,925

Gains (losses) on financial transactions	213	157	192	321	376	365

Gross operating income	5,353	5,616	5,864	5,995	6,259	6,290

Income from non-financial services (net) and other operating income	(6)	(5)	(24)	5	(22)	(20)
Operating expenses	(2,398)	(2,470)	(2,547)	(2,608)	(2,527)	(2,521)
General administrative expenses	(2,185)	(2,250)	(2,305)	(2,384)	(2,291)	(2,261)
Personnel	(1,311)	(1,371)	(1,402)	(1,425)	(1,386)	(1,411)
Other administrative expenses	(873)	(880)	(903)	(960)	(905)	(850)
Depreciation and amortisation	(213)	(219)	(242)	(223)	(235)	(260)

Net operating income	2,949	3,142	3,293	3,393	3,710	3,749

Net loan loss provisions	(726)	(856)	(877)	(934)	(1,104)	(1,238)
Other income	20	(78)	(100)	(136)	(145)	(114)

Profit before taxes (ordinary)	2,243	2,208	2,316	2,322	2,461	2,397

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Business volumes
Total assets	564,950	583,722	585,115	596,441	595,398	616,248
Customer loans	450,074	469,221	475,054	482,954	474,315	490,437
Customer deposits	269,160	273,930	276,743	279,000	267,557	285,359

Retail Banking Continental Europe
Million euros

			Variation
	H1 '08	H1 '07	Amount	%
Income statement
Net interest income	4,084	3,482	602	17.3

Income from companies accounted for by the equity method	1	4	(4)	(80.0)
Net fees	1,728	1,656	73	4.4
Insurance activity	(0)	0	(0)	—

Commercial revenue	5,814	5,142	672	13.1

Gains (losses) on financial transactions	247	226	21	9.1

Gross operating income	6,060	5,368	692	12.9

Income from non-financial services (net) and other operating income	11	22	(10)	(48.0)
Operating expenses	(2,271)	(2,147)	(124)	5.8
General administrative expenses	(2,011)	(1,907)	(104)	5.4
Personnel	(1,358)	(1,300)	(59)	4.5
Other administrative expenses	(653)	(608)	(45)	7.4
Depreciation and amortisation	(260)	(239)	(20)	8.5

Net operating income	3,801	3,243	557	17.2

Net loan loss provisions	(1,013)	(724)	(290)	40.0
Other income	2	2	(0)	(1.4)

Profit before taxes (w/o capital gains)	2,789	2,521	268	10.6

Retail Banking Continental Europe
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,699	1,783	1,838	1,895	2,008	2,076

Income from companies accounted for by the equity method	2	2	2	3	1	(0)
Net fees	804	852	817	767	866	862
Insurance activity	—	0	(0)	0	(0)	—

Commercial revenue	2,505	2,637	2,657	2,665	2,875	2,939

Gains (losses) on financial transactions	123	103	87	103	112	135

Gross operating income	2,628	2,741	2,744	2,768	2,987	3,073

Income from non-financial services (net) and other operating income	10	12	2	12	4	8
Operating expenses	(1,051)	(1,095)	(1,111)	(1,132)	(1,138)	(1,133)
General administrative expenses	(932)	(975)	(981)	(1,002)	(1,010)	(1,002)
Personnel	(636)	(664)	(672)	(666)	(675)	(684)
Other administrative expenses	(297)	(311)	(309)	(336)	(335)	(318)
Depreciation and amortisation	(119)	(120)	(130)	(130)	(128)	(131)

Net operating income	1,586	1,657	1,634	1,648	1,853	1,948

Net loan loss provisions	(314)	(409)	(351)	(413)	(462)	(551)
Other income	(3)	4	(6)	13	(6)	7

Profit before taxes (w/o capital gains)	1,269	1,252	1,278	1,249	1,386	1,404

Retail Banking Spain
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	2,794	2,301	493	21.4

Income from companies accounted for by the equity method	1	4	(4)	(80.0)
Net fees	1,306	1,313	(7)	(0.5)
Insurance activity	(0)	0	(0)	—

Commercial revenue	4,101	3,619	482	13.3

Gains (losses) on financial transactions	222	214	7	3.5

Gross operating income	4,323	3,833	490	12.8

Income from non-financial services (net) and other operating income	2	11	(9)	(80.4)
Operating expenses	(1,654)	(1,578)	(76)	4.8
General administrative expenses	(1,469)	(1,400)	(70)	5.0
Personnel	(1,053)	(1,010)	(43)	4.2
Other administrative expenses	(416)	(389)	(27)	6.9
Depreciation and amortisation	(185)	(178)	(7)	3.7

Net operating income	2,671	2,266	405	17.9

Net loan loss provisions	(536)	(360)	(176)	48.7
Other income	16	18	(1)	(7.2)

Profit before taxes (w/o capital gains)	2,151	1,924	228	11.8

Retail Banking Spain
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,120	1,181	1,228	1,283	1,363	1,431

Income from companies accounted for by the equity method	2	2	2	3	1	(0)
Net fees	643	671	631	601	668	638
Insurance activity	—	0	(0)	0	(0)	—

Commercial revenue	1,765	1,853	1,861	1,886	2,032	2,069

Gains (losses) on financial transactions	120	94	81	95	101	121

Gross operating income	1,886	1,948	1,942	1,981	2,132	2,190

Income from non-financial services (net) and other operating income	5	6	(1)	4	(2)	5
Operating expenses	(778)	(800)	(811)	(810)	(827)	(827)
General administrative expenses	(689)	(711)	(716)	(718)	(735)	(734)
Personnel	(499)	(512)	(518)	(512)	(524)	(529)
Other administrative expenses	(190)	(199)	(199)	(206)	(211)	(205)
Depreciation and amortisation	(89)	(89)	(94)	(92)	(92)	(93)

Net operating income	1,112	1,154	1,131	1,176	1,303	1,368

Net loan loss provisions	(148)	(212)	(156)	(210)	(229)	(307)
Other income	7	11	(2)	5	(1)	17

Profit before taxes (w/o capital gains)	971	952	973	970	1,073	1,078

Retail Banking Portugal
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	365	347	18	5.2

Income from companies accounted for by the equity method	—	—	—	—
Net fees	157	156	1	0.4
Insurance activity	—	—	—	—

Commercial revenue	521	503	19	3.7

Gains (losses) on financial transactions	15	13	3	20.5

Gross operating income	537	515	21	4.1

Income from non-financial services (net) and other operating income	(3)	(4)	1	(21.9)
Operating expenses	(250)	(245)	(5)	1.9
General administrative expenses	(214)	(212)	(2)	0.9
Personnel	(148)	(140)	(8)	5.8
Other administrative expenses	(66)	(73)	6	(8.7)
Depreciation and amortisation	(36)	(33)	(3)	8.9

Net operating income	284	266	17	6.5

Net loan loss provisions	(7)	(12)	5	(40.7)
Other income	(14)	(20)	5	(27.5)

Profit before taxes (w/o capital gains)	262	234	28	11.8

Retail Banking Portugal
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	171	176	175	174	187	177

Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	77	79	77	73	80	77
Insurance activity	—	—	—	—	—	—

Commercial revenue	248	255	252	247	267	254

Gains (losses) on financial transactions	4	9	8	12	10	5

Gross operating income	252	263	260	259	278	259

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	(2)	(1)	(1)
Operating expenses	(123)	(122)	(122)	(129)	(125)	(125)
General administrative expenses	(107)	(105)	(105)	(111)	(108)	(106)
Personnel	(70)	(70)	(71)	(73)	(72)	(76)
Other administrative expenses	(37)	(36)	(34)	(37)	(36)	(30)
Depreciation and amortisation	(16)	(17)	(17)	(18)	(17)	(19)

Net operating income	127	140	136	128	151	132

Net loan loss provisions	6	(18)	1	(10)	0	(7)
Other income	(11)	(9)	(6)	5	(4)	(10)

Profit before taxes (w/o capital gains)	122	113	131	123	147	115

Other information
Spread	3.42	3.44	3.52	3.51	3.43	3.33

Spread loans	1.46	1.43	1.35	1.37	1.47	1.39
Spread deposits	1.96	2.01	2.17	2.14	1.96	1.94

Retail Banking United Kingdom
Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	1,122	1,148	(25)	(2.2)

Income from companies accounted for by the equity method	0	0	(0)	(76.1)
Net fees	401	487	(86)	(17.6)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	1,523	1,635	(112)	(6.8)

Gains (losses) on financial transactions	38	9	29	336.3

Gross operating income	1,561	1,644	(83)	(5.0)

Income from non-financial services (net) and other operating income	23	28	(5)	(18.4)
Operating expenses	(759)	(878)	119	(13.6)
General administrative expenses	(691)	(828)	137	(16.6)
Personnel	(433)	(487)	54	(11.0)
Other administrative expenses	(258)	(341)	84	(24.5)
Depreciation and amortisation	(68)	(50)	(18)	35.5

Net operating income	825	794	31	3.9

Net loan loss provisions	(153)	(161)	8	(4.8)
Other income	7	10	(3)	(25.7)

Profit before taxes (w/o capital gains)	679	642	36	5.7

Retail Banking United Kingdom

Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	569	579	594	580	568	554

Income from companies accounted for by the equity method	0	0	0	2	0	0
Net fees	240	247	236	235	201	200
Insurance activity	0	(0)	(0)	(0)	—	—

Commercial revenue	809	826	830	816	770	754

Gains (losses) on financial transactions	12	(4)	21	27	22	15

Gross operating income	822	822	851	843	792	769

Income from non-financial services (net) and other operating income	14	14	14	9	12	11
Operating expenses	(443)	(435)	(429)	(404)	(385)	(375)
General administrative expenses	(418)	(410)	(404)	(385)	(361)	(330)
Personnel	(240)	(247)	(241)	(228)	(216)	(217)
Other administrative expenses	(178)	(163)	(162)	(157)	(145)	(113)
Depreciation and amortisation	(25)	(25)	(25)	(19)	(24)	(45)

Net operating income	393	401	437	448	419	406

Net loan loss provisions	(81)	(80)	(80)	(69)	(72)	(81)
Other income	5	5	5	2	13	(5)

Profit before taxes (w/o capital gains)	316	326	361	381	360	319

Other information
Spread	1.97	2.01	2.01	1.98	2.00	1.95

Spread loans	0.69	0.69	0.65	0.61	0.66	0.70
Spread deposits	1.28	1.32	1.36	1.37	1.34	1.25

Retail Banking United Kingdom

Million pound sterling

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	869	774	95	12.3

Income from companies accounted for by the equity method	0	0	(0)	(72.5)
Net fees	311	329	(18)	(5.4)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	1,180	1,103	77	7.0

Gains (losses) on financial transactions	29	6	23	401.0

Gross operating income	1,209	1,109	100	9.0

Income from non-financial services (net) and other operating income	18	19	(1)	(6.3)
Operating expenses	(588)	(593)	5	(0.8)
General administrative expenses	(535)	(559)	23	(4.2)
Personnel	(336)	(329)	(7)	2.2
Other administrative expenses	(200)	(230)	31	(13.3)
Depreciation and amortisation	(53)	(34)	(19)	55.6

Net operating income	639	535	103	19.3

Net loan loss provisions	(119)	(109)	(10)	9.2
Other income	6	7	(1)	(14.7)

Profit before taxes (w/o capital gains)	526	433	92	21.3

Retail Banking United Kingdom

Million pound sterling

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	381	393	404	410	430	439

Income from companies accounted for by the equity method	0	0	0	1	0	0
Net fees	161	168	161	166	152	158
Insurance activity	0	0	(0)	0	—	—

Commercial revenue	543	560	564	577	583	597

Gains (losses) on financial transactions	8	(3)	14	19	17	12

Gross operating income	551	558	579	596	599	610

Income from non-financial services (net) and other operating income	9	10	10	6	9	9
Operating expenses	(297)	(295)	(292)	(286)	(291)	(297)
General administrative expenses	(280)	(278)	(275)	(273)	(273)	(262)
Personnel	(161)	(167)	(164)	(162)	(164)	(172)
Other administrative expenses	(119)	(111)	(111)	(111)	(109)	(90)
Depreciation and amortisation	(17)	(17)	(17)	(14)	(18)	(35)

Net operating income	263	272	297	316	317	322

Net loan loss provisions	(55)	(54)	(54)	(49)	(55)	(64)
Other income	3	3	3	2	10	(4)

Profit before taxes (w/o capital gains)	212	221	245	268	272	254

Retail Banking Latin America

Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	3,117	2,690	427	15.9

Income from companies accounted for by the equity method	4	0	4	—
Net fees	1,350	1,131	219	19.3
Insurance activity	—	(0)	0	(100.0)

Commercial revenue	4,471	3,821	650	17.0

Gains (losses) on financial transactions	456	136	320	235.7

Gross operating income	4,928	3,957	970	24.5

Income from non-financial services (net) and other operating income	(76)	(61)	(16)	25.9
Operating expenses	(2,018)	(1,842)	(176)	9.5
General administrative expenses	(1,850)	(1,699)	(151)	8.9
Personnel	(1,005)	(895)	(110)	12.3
Other administrative expenses	(845)	(804)	(41)	5.1
Depreciation and amortisation	(168)	(143)	(24)	17.1

Net operating income	2,833	2,054	779	37.9

Net loan loss provisions	(1,176)	(697)	(478)	68.6
Other income	(267)	(69)	(198)	286.1

Profit before taxes (w/o capital gains)	1,390	1,287	103	8.0

Retail Banking Latin America

Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,285	1,404	1,556	1,533	1,559	1,558

Income from companies accounted for by the equity method	1	(1)	0	1	1	3
Net fees	539	593	629	659	679	672
Insurance activity	(0)	—	(0)	0	0	(0)

Commercial revenue	1,825	1,996	2,185	2,193	2,238	2,233

Gains (losses) on financial transactions	78	58	85	191	242	215

Gross operating income	1,903	2,054	2,270	2,384	2,480	2,448

Income from non-financial services (net) and other operating income	(30)	(31)	(40)	(16)	(38)	(39)
Operating expenses	(903)	(939)	(1,007)	(1,072)	(1,004)	(1,014)
General administrative expenses	(834)	(865)	(920)	(997)	(921)	(930)
Personnel	(435)	(460)	(489)	(530)	(495)	(510)
Other administrative expenses	(399)	(405)	(431)	(467)	(426)	(419)
Depreciation and amortisation	(69)	(74)	(87)	(75)	(84)	(84)

Net operating income	970	1,084	1,222	1,297	1,438	1,395

Net loan loss provisions	(330)	(367)	(446)	(452)	(570)	(606)
Other income	18	(87)	(99)	(152)	(152)	(115)

Profit before taxes (w/o capital gains)	658	630	677	692	716	674

Retail Banking Latin America

Million dollars

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	4,766	3,575	1,191	33.3

Income from companies accounted for by the equity method	6	0	6	—
Net fees	2,064	1,504	561	37.3
Insurance activity	—	(0)	0	(100.0)

Commercial revenue	6,837	5,078	1,758	34.6

Gains (losses) on financial transactions	698	181	517	286.3

Gross operating income	7,535	5,259	2,276	43.3

Income from non-financial services (net) and other operating income	(117)	(81)	(36)	44.9
Operating expenses	(3,086)	(2,449)	(637)	26.0
General administrative expenses	(2,829)	(2,258)	(571)	25.3
Personnel	(1,537)	(1,190)	(347)	29.2
Other administrative expenses	(1,292)	(1,068)	(224)	20.9
Depreciation and amortisation	(256)	(190)	(66)	34.7

Net operating income	4,332	2,730	1,602	58.7

Net loan loss provisions	(1,798)	(927)	(871)	94.0
Other income	(409)	(92)	(317)	344.2

Profit before taxes (w/o capital gains)	2,126	1,711	415	24.2

Retail Banking Latin America

Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,685	1,890	2,130	2,201	2,333	2,433

Income from companies accounted for by the equity method	1	(1)	1	2	2	5
Net fees	706	797	862	945	1,016	1,049
Insurance activity	(0)	(0)	(0)	0	0	(0)

Commercial revenue	2,392	2,686	2,992	3,148	3,351	3,486

Gains (losses) on financial transactions	102	78	116	267	362	336

Gross operating income	2,495	2,764	3,108	3,415	3,712	3,823

Income from non-financial services (net) and other operating income	(39)	(41)	(55)	(24)	(56)	(61)
Operating expenses	(1,184)	(1,265)	(1,380)	(1,537)	(1,504)	(1,582)
General administrative expenses	(1,093)	(1,165)	(1,261)	(1,429)	(1,378)	(1,451)
Personnel	(571)	(619)	(670)	(760)	(741)	(797)
Other administrative expenses	(522)	(546)	(591)	(669)	(637)	(655)
Depreciation and amortisation	(90)	(100)	(119)	(108)	(125)	(131)

Net operating income	1,272	1,458	1,673	1,854	2,152	2,180

Net loan loss provisions	(433)	(494)	(610)	(647)	(853)	(944)
Other income	23	(115)	(134)	(212)	(228)	(181)

Profit before taxes (w/o capital gains)	862	849	929	996	1,071	1,054

Retail Banking Brazil

Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	1,148	976	172	17.7

Income from companies accounted for by the equity method	0	1	(0)	(49.8)
Net fees	617	493	124	25.3
Insurance activity	—	—	—	—

Commercial revenue	1,766	1,469	297	20.2

Gains (losses) on financial transactions	226	52	174	332.7

Gross operating income	1,992	1,521	471	30.9

Income from non-financial services (net) and other operating income	(15)	(6)	(9)	141.9
Operating expenses	(848)	(754)	(94)	12.4
General administrative expenses	(785)	(698)	(86)	12.4
Personnel	(406)	(341)	(64)	18.8
Other administrative expenses	(379)	(357)	(22)	6.2
Depreciation and amortisation	(63)	(56)	(7)	13.3

Net operating income	1,129	761	368	48.3

Net loan loss provisions	(515)	(344)	(171)	49.7
Other income	(217)	(70)	(147)	209.3

Profit before taxes (w/o capital gains)	397	347	50	14.4

Retail Banking Brazil

Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	462	514	590	596	587	561

Income from companies accounted for by the equity method	0	0	0	0	0	0
Net fees	229	263	269	289	316	301
Insurance activity	—	—	—	—	0	(0)

Commercial revenue	691	778	859	885	903	863

Gains (losses) on financial transactions	19	33	40	184	128	99

Gross operating income	710	811	899	1,069	1,031	961

Income from non-financial services (net) and other operating income	(1)	(5)	(10)	(14)	(5)	(10)
Operating expenses	(370)	(384)	(408)	(444)	(422)	(426)
General administrative expenses	(343)	(356)	(375)	(413)	(392)	(393)
Personnel	(166)	(176)	(187)	(218)	(200)	(205)
Other administrative expenses	(177)	(180)	(189)	(195)	(191)	(188)
Depreciation and amortisation	(27)	(29)	(33)	(31)	(30)	(33)

Net operating income	339	422	481	611	604	525

Net loan loss provisions	(172)	(173)	(212)	(225)	(279)	(237)
Other income	(2)	(68)	(68)	(123)	(100)	(118)

Profit before taxes (w/o capital gains)	166	181	201	263	225	171

Other information
Spread	18.04	17.89	17.44	17.35	16.94	16.39

Spread loans	16.42	16.46	16.04	16.03	15.65	15.13
Spread deposits	1.62	1.43	1.40	1.32	1.29	1.26

Retail Banking Brazil

Million dollars

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	1,755	1,297	459	35.4

Income from companies accounted for by the equity method	0	1	(0)	(42.2)
Net fees	944	655	289	44.1
Insurance activity	—	—	—	—

Commercial revenue	2,700	1,952	747	38.3

Gains (losses) on financial transactions	346	70	277	397.9

Gross operating income	3,046	2,022	1,024	50.6

Income from non-financial services (net) and other operating income	(23)	(8)	(15)	178.3
Operating expenses	(1,297)	(1,002)	(294)	29.4
General administrative expenses	(1,200)	(928)	(272)	29.3
Personnel	(620)	(454)	(167)	36.7
Other administrative expenses	(580)	(474)	(105)	22.2
Depreciation and amortisation	(96)	(74)	(22)	30.4

Net operating income	1,727	1,012	715	70.7

Net loan loss provisions	(788)	(457)	(331)	72.3
Other income	(332)	(93)	(239)	255.9

Profit before taxes (w/o capital gains)	606	461	146	31.6

Retail Banking Brazil

Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	605	691	807	853	879	877

Income from companies accounted for by the equity method	0	0	0	0	0	0
Net fees	301	354	369	415	473	471
Insurance activity	—	—	—	—	0	(0)

Commercial revenue	906	1,046	1,176	1,268	1,352	1,348

Gains (losses) on financial transactions	25	45	54	254	191	155

Gross operating income	931	1,091	1,230	1,522	1,543	1,503

Income from non-financial services (net) and other operating income	(2)	(6)	(13)	(20)	(7)	(16)
Operating expenses	(484)	(518)	(559)	(636)	(632)	(665)
General administrative expenses	(449)	(479)	(515)	(591)	(586)	(614)
Personnel	(217)	(236)	(256)	(311)	(300)	(321)
Other administrative expenses	(232)	(242)	(259)	(280)	(287)	(293)
Depreciation and amortisation	(35)	(39)	(45)	(45)	(46)	(51)

Net operating income	445	567	658	866	904	823

Net loan loss provisions	(225)	(232)	(291)	(321)	(417)	(371)
Other income	(3)	(90)	(92)	(171)	(149)	(183)

Profit before taxes (w/o capital gains)	217	244	275	374	337	269

Retail Banking Brazil

Million brazilian real

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	2,978	2,650	328	12.4

Income from companies accounted for by the equity method	1	2	(1)	(52.0)
Net fees	1,601	1,339	263	19.6
Insurance activity	—	—	—	—

Commercial revenue	4,580	3,991	589	14.8

Gains (losses) on financial transactions	587	142	445	313.2

Gross operating income	5,168	4,133	1,034	25.0

Income from non-financial services (net) and other operating income	(39)	(17)	(22)	131.0
Operating expenses	(2,200)	(2,048)	(151)	7.4
General administrative expenses	(2,036)	(1,897)	(139)	7.3
Personnel	(1,052)	(928)	(125)	13.5
Other administrative expenses	(984)	(970)	(14)	1.4
Depreciation and amortisation	(164)	(151)	(12)	8.2

Net operating income	2,929	2,068	861	41.7

Net loan loss provisions	(1,337)	(935)	(402)	43.0
Other income	(563)	(191)	(373)	195.4

Profit before taxes (w/o capital gains)	1,029	942	87	9.2

Retail Banking Brazil

Million brazilian real

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	1,275	1,375	1,555	1,544	1,527	1,451

Income from companies accounted for by the equity method	1	1	1	0	0	1
Net fees	633	706	709	750	822	779
Insurance activity	—	—	—	—	0	(0)

Commercial revenue	1,909	2,082	2,264	2,294	2,350	2,231

Gains (losses) on financial transactions	52	90	105	487	332	255

Gross operating income	1,961	2,172	2,369	2,781	2,682	2,486

Income from non-financial services (net) and other operating income	(4)	(13)	(26)	(38)	(12)	(26)
Operating expenses	(1,020)	(1,028)	(1,074)	(1,151)	(1,098)	(1,101)
General administrative expenses	(947)	(951)	(987)	(1,070)	(1,019)	(1,017)
Personnel	(458)	(469)	(491)	(565)	(521)	(532)
Other administrative expenses	(489)	(481)	(496)	(505)	(498)	(485)
Depreciation and amortisation	(74)	(77)	(86)	(81)	(79)	(84)

Net operating income	937	1,131	1,270	1,593	1,571	1,358

Net loan loss provisions	(474)	(461)	(561)	(583)	(725)	(612)
Other income	(6)	(185)	(180)	(323)	(259)	(304)

Profit before taxes (w/o capital gains)	457	485	529	686	586	442

Retail Banking Mexico

Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	805	757	47	6.3

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	264	222	42	18.9
Insurance activity	—	—	—	—

Commercial revenue	1,069	979	90	9.1

Gains (losses) on financial transactions	189	56	133	238.3

Gross operating income	1,258	1,035	223	21.5

Income from non-financial services (net) and other operating income	(24)	(24)	0	(0.6)
Operating expenses	(402)	(389)	(13)	3.3
General administrative expenses	(361)	(355)	(5)	1.5
Personnel	(195)	(182)	(13)	7.2
Other administrative expenses	(165)	(173)	8	(4.4)
Depreciation and amortisation	(41)	(34)	(7)	21.4

Net operating income	832	622	210	33.8

Net loan loss provisions	(345)	(205)	(141)	68.9
Other income	(14)	(5)	(9)	159.5

Profit before taxes (w/o capital gains)	472	412	60	14.6

Retail Banking Mexico

Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	373	384	418	382	394	411

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—
Net fees	107	116	134	137	127	138
Insurance activity	—	—	—	—	—	—

Commercial revenue	480	500	553	519	520	549

Gains (losses) on financial transactions	33	23	41	1	77	111

Gross operating income	513	522	594	519	598	660

Income from non-financial services (net) and other operating income	(15)	(10)	(12)	18	(13)	(12)
Operating expenses	(195)	(194)	(221)	(244)	(205)	(197)
General administrative expenses	(179)	(177)	(202)	(223)	(184)	(177)
Personnel	(89)	(93)	(102)	(102)	(97)	(98)
Other administrative expenses	(89)	(84)	(101)	(122)	(86)	(79)
Depreciation and amortisation	(17)	(17)	(18)	(21)	(21)	(21)

Net operating income	303	319	362	293	380	451

Net loan loss provisions	(92)	(113)	(105)	(148)	(140)	(206)
Other income	(2)	(3)	(15)	4	(8)	(7)

Profit before taxes (w/o capital gains)	208	203	242	150	233	239

Other information
Spread	14.39	14.25	14.41	14.02	14.71	14.90

Spread loans	10.84	10.79	10.99	10.64	11.19	11.44
Spread deposits	3.55	3.46	3.42	3.38	3.52	3.46

Retail Banking Mexico

Million dollars

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	1,230	1,006	224	22.3

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	404	296	109	36.8
Insurance activity	—	—	—	—

Commercial revenue	1,635	1,302	333	25.6

Gains (losses) on financial transactions	289	74	215	289.3

Gross operating income	1,923	1,376	547	39.8

Income from non-financial services (net) and other operating income	(37)	(32)	(5)	14.3
Operating expenses	(615)	(517)	(97)	18.8
General administrative expenses	(551)	(472)	(79)	16.8
Personnel	(298)	(242)	(56)	23.3
Other administrative expenses	(253)	(230)	(23)	10.0
Depreciation and amortisation	(63)	(45)	(18)	39.6

Net operating income	1,271	826	445	53.9

Net loan loss provisions	(528)	(272)	(256)	94.3
Other income	(22)	(7)	(14)	198.5

Profit before taxes (w/o capital gains)	721	547	174	31.9

Retail Banking Mexico

Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	489	517	573	551	589	641

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—
Net fees	140	156	184	196	190	215
Insurance activity	—	—	—	—	—	—

Commercial revenue	629	673	757	747	779	856

Gains (losses) on financial transactions	44	31	56	3	116	173

Gross operating income	672	704	813	750	895	1,029

Income from non-financial services (net) and other operating income	(20)	(13)	(16)	24	(19)	(18)
Operating expenses	(256)	(261)	(302)	(349)	(306)	(309)
General administrative expenses	(234)	(238)	(277)	(319)	(275)	(276)
Personnel	(117)	(125)	(139)	(146)	(146)	(153)
Other administrative expenses	(117)	(113)	(138)	(173)	(129)	(124)
Depreciation and amortisation	(22)	(23)	(25)	(30)	(31)	(32)

Net operating income	397	429	495	425	570	702

Net loan loss provisions	(121)	(151)	(144)	(209)	(209)	(319)
Other income	(3)	(4)	(20)	5	(11)	(11)

Profit before taxes (w/o capital gains)	273	274	331	221	349	372

Retail Banking Mexico

Million new mexican peso

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	13,062	11,014	2,048	18.6

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	4,294	3,236	1,058	32.7
Insurance activity	—	—	—	—

Commercial revenue	17,356	14,250	3,106	21.8

Gains (losses) on financial transactions	3,065	812	2,253	277.6

Gross operating income	20,421	15,062	5,360	35.6

Income from non-financial services (net) and other operating income	(394)	(355)	(39)	10.9
Operating expenses	(6,527)	(5,663)	(864)	15.3
General administrative expenses	(5,855)	(5,167)	(688)	13.3
Personnel	(3,169)	(2,650)	(519)	19.6
Other administrative expenses	(2,686)	(2,517)	(169)	6.7
Depreciation and amortisation	(672)	(496)	(176)	35.4

Net operating income	13,500	9,043	4,457	49.3

Net loan loss provisions	(5,609)	(2,976)	(2,633)	88.5
Other income	(231)	(80)	(151)	189.6

Profit before taxes (w/o capital gains)	7,660	5,987	1,672	27.9

Retail Banking Mexico

Million new mexican peso

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	5,385	5,628	6,282	5,985	6,372	6,691

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—
Net fees	1,541	1,695	2,015	2,131	2,050	2,244
Insurance activity	—	—	—	—	—	—

Commercial revenue	6,927	7,323	8,298	8,116	8,421	8,935

Gains (losses) on financial transactions	479	332	614	31	1,252	1,814

Gross operating income	7,406	7,656	8,911	8,147	9,673	10,748

Income from non-financial services (net) and other operating income	(215)	(140)	(176)	260	(206)	(188)
Operating expenses	(2,822)	(2,841)	(3,313)	(3,794)	(3,311)	(3,217)
General administrative expenses	(2,579)	(2,588)	(3,037)	(3,473)	(2,976)	(2,879)
Personnel	(1,288)	(1,362)	(1,527)	(1,589)	(1,577)	(1,592)
Other administrative expenses	(1,291)	(1,226)	(1,510)	(1,884)	(1,399)	(1,288)
Depreciation and amortisation	(243)	(253)	(276)	(321)	(335)	(338)

Net operating income	4,369	4,674	5,423	4,612	6,156	7,344

Net loan loss provisions	(1,328)	(1,648)	(1,573)	(2,279)	(2,260)	(3,349)
Other income	(35)	(45)	(221)	58	(122)	(109)

Profit before taxes (w/o capital gains)	3,006	2,981	3,629	2,391	3,774	3,885

Retail Banking Chile

Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	562	444	118	26.7

Income from companies accounted for by the equity method	1	(2)	3	—
Net fees	154	127	27	21.0
Insurance activity	—	—	—	—

Commercial revenue	717	569	148	26.0

Gains (losses) on financial transactions	12	14	(3)	(17.6)

Gross operating income	729	583	145	24.9

Income from non-financial services (net) and other operating income	(9)	(10)	1	(13.6)
Operating expenses	(281)	(252)	(30)	11.8
General administrative expenses	(252)	(227)	(25)	10.8
Personnel	(158)	(140)	(17)	12.4
Other administrative expenses	(94)	(87)	(7)	8.3
Depreciation and amortisation	(30)	(24)	(5)	21.5

Net operating income	439	322	117	36.3

Net loan loss provisions	(170)	(63)	(107)	169.1
Other income	16	29	(13)	(45.4)

Profit before taxes (w/o capital gains)	284	288	(3)	(1.1)

Retail Banking Chile

Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	202	242	270	264	274	288

Income from companies accounted for by the equity method	(0)	(1)	(1)	(0)	(0)	2
Net fees	62	65	69	71	78	76
Insurance activity	—	—	—	—	—	—

Commercial revenue	264	305	337	335	352	365

Gains (losses) on financial transactions	23	(8)	(4)	(6)	13	(1)

Gross operating income	286	297	333	328	364	364

Income from non-financial services (net) and other operating income	(5)	(5)	(5)	(6)	(4)	(4)
Operating expenses	(118)	(133)	(141)	(138)	(138)	(143)
General administrative expenses	(107)	(120)	(123)	(128)	(123)	(129)
Personnel	(65)	(75)	(77)	(79)	(76)	(82)
Other administrative expenses	(42)	(45)	(46)	(50)	(47)	(47)
Depreciation and amortisation	(11)	(13)	(17)	(10)	(16)	(14)

Net operating income	163	159	187	184	222	217

Net loan loss provisions	(33)	(30)	(57)	(77)	(76)	(94)
Other income	12	17	14	12	11	5

Profit before taxes (w/o capital gains)	142	146	145	119	156	128

Other information
Spread	7.35	7.75	8.28	8.24	8.40	8.61

Spread loans	5.11	5.21	5.32	5.26	5.33	5.45
Spread deposits	2.24	2.54	2.96	2.98	3.07	3.16

Retail Banking Chile

Million dollars

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	859	590	270	45.8

Income from companies accounted for by the equity method	2	(2)	4	—
Net fees	235	169	66	39.2
Insurance activity	—	—	—	—

Commercial revenue	1,096	756	340	45.0

Gains (losses) on financial transactions	18	19	(1)	(5.2)

Gross operating income	1,114	775	339	43.7

Income from non-financial services (net) and other operating income	(13)	(13)	0	(0.5)
Operating expenses	(430)	(334)	(96)	28.7
General administrative expenses	(385)	(302)	(83)	27.5
Personnel	(241)	(186)	(55)	29.3
Other administrative expenses	(144)	(116)	(28)	24.6
Depreciation and amortisation	(45)	(32)	(13)	39.8

Net operating income	671	428	243	56.9

Net loan loss provisions	(260)	(84)	(176)	209.6
Other income	24	39	(14)	(37.2)

Profit before taxes (w/o capital gains)	435	382	53	13.8

Retail Banking Chile

Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	264	325	369	378	410	449

Income from companies accounted for by the equity method	(0)	(2)	(2)	(0)	(1)	2
Net fees	81	87	94	102	117	118
Insurance activity	—	—	—	—	—	—

Commercial revenue	345	411	461	480	526	570

Gains (losses) on financial transactions	30	(11)	(5)	(9)	19	(1)

Gross operating income	375	400	456	472	545	569

Income from non-financial services (net) and other operating income	(6)	(7)	(7)	(8)	(6)	(7)
Operating expenses	(155)	(179)	(193)	(199)	(207)	(223)
General administrative expenses	(140)	(162)	(169)	(184)	(183)	(201)
Personnel	(86)	(101)	(106)	(113)	(113)	(128)
Other administrative expenses	(54)	(61)	(63)	(71)	(70)	(74)
Depreciation and amortisation	(15)	(18)	(24)	(14)	(23)	(22)

Net operating income	214	214	257	265	332	339

Net loan loss provisions	(44)	(40)	(77)	(109)	(114)	(146)
Other income	16	23	19	18	16	8

Profit before taxes (w/o capital gains)	186	196	199	174	234	201

Retail Banking Chile

Million chilean peso

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	400,227	314,539	85,688	27.2

Income from companies accounted for by the equity method	867	(1,117)	1,985	—
Net fees	109,413	90,027	19,386	21.5
Insurance activity	—	—	—	—

Commercial revenue	510,507	403,448	107,059	26.5

Gains (losses) on financial transactions	8,401	10,147	(1,747)	(17.2)

Gross operating income	518,908	413,595	105,312	25.5

Income from non-financial services (net) and other operating income	(6,124)	(7,053)	929	(13.2)
Operating expenses	(200,370)	(178,377)	(21,993)	12.3
General administrative expenses	(179,260)	(161,084)	(18,176)	11.3
Personnel	(112,180)	(99,387)	(12,794)	12.9
Other administrative expenses	(67,080)	(61,697)	(5,382)	8.7
Depreciation and amortisation	(21,110)	(17,293)	(3,817)	22.1

Net operating income	312,414	228,166	84,249	36.9

Net loan loss provisions	(121,173)	(44,837)	(76,335)	170.2
Other income	11,263	20,549	(9,286)	(45.2)

Profit before taxes (w/o capital gains)	202,504	203,877	(1,373)	(0.7)

Retail Banking Chile

Million chilean peso

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	142,827	171,712	192,552	191,301	189,837	210,390

Income from companies accounted for by the equity method	(168)	(950)	(937)	(47)	(294)	1,162
Net fees	44,027	46,000	48,947	51,597	54,112	55,300
Insurance activity	—	—	—	—	—	—

Commercial revenue	186,685	216,763	240,562	242,851	243,655	266,852

Gains (losses) on financial transactions	16,084	(5,937)	(2,882)	(4,585)	8,737	(336)

Gross operating income	202,770	210,826	237,679	238,266	252,392	266,516

Income from non-financial services (net) and other operating income	(3,455)	(3,598)	(3,424)	(4,154)	(2,914)	(3,210)
Operating expenses	(83,734)	(94,643)	(100,504)	(100,303)	(95,691)	(104,679)
General administrative expenses	(75,761)	(85,323)	(88,098)	(93,160)	(84,920)	(94,340)
Personnel	(46,350)	(53,036)	(55,094)	(57,019)	(52,454)	(59,726)
Other administrative expenses	(29,411)	(32,287)	(33,004)	(36,140)	(32,466)	(34,614)
Depreciation and amortisation	(7,974)	(9,320)	(12,406)	(7,144)	(10,772)	(10,338)

Net operating income	115,580	112,585	133,751	133,809	153,787	158,628

Net loan loss provisions	(23,571)	(21,266)	(40,358)	(55,741)	(52,910)	(68,262)
Other income	8,417	12,131	10,023	8,983	7,364	3,899

Profit before taxes (w/o capital gains)	100,427	103,450	103,416	87,051	108,240	94,264

Global Wholesale Banking

Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	942	700	242	34.6

Income from companies accounted for by the equity method	1	1	(0)	(2.3)
Net fees	433	516	(83)	(16.0)
Insurance activity	—	—	—	—

Commercial revenue	1,376	1,217	159	13.1

Gains (losses) on financial transactions	407	705	(298)	(42.3)

Gross operating income	1,784	1,922	(138)	(7.2)

Income from non-financial services (net) and other operating income	(15)	(15)	0	(1.7)
Operating expenses	(563)	(510)	(53)	10.5
General administrative expenses	(519)	(465)	(54)	11.6
Personnel	(324)	(278)	(46)	16.4
Other administrative expenses	(195)	(187)	(8)	4.5
Depreciation and amortisation	(44)	(45)	1	(1.3)

Net operating income	1,206	1,398	(192)	(13.7)

Net loan loss provisions	(64)	72	(136)	—
Other income	(7)	(11)	4	(32.1)

Profit before taxes (w/o capital gains)	1,135	1,458	(324)	(22.2)

			Variation
	30.06.08	30.06.07	Amount	%
Business volumes
Total assets	236,909	263,435	(26,526)	(10.1)
Customer loans	69,519	82,224	(12,705)	(15.5)
Customer deposits	53,958	59,629	(5,671)	(9.5)

Global Wholesale Banking

Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	331	369	375	437	395	548

Income from companies accounted for by the equity method	0	1	1	0	0	0
Net fees	328	188	181	225	225	209
Insurance activity	—	—	—	—	—	—

Commercial revenue	659	558	557	663	620	757

Gains (losses) on financial transactions	404	301	141	32	285	122

Gross operating income	1,064	858	697	695	905	879

Income from non-financial services (net) and other operating income	(7)	(8)	(6)	(9)	(3)	(11)
Operating expenses	(254)	(255)	(271)	(334)	(278)	(285)
General administrative expenses	(233)	(232)	(247)	(312)	(256)	(263)
Personnel	(143)	(135)	(148)	(205)	(161)	(163)
Other administrative expenses	(90)	(97)	(99)	(107)	(95)	(100)
Depreciation and amortisation	(21)	(24)	(24)	(23)	(22)	(22)

Net operating income	802	595	420	352	623	583

Net loan loss provisions	47	24	(21)	(113)	(29)	(35)
Other income	32	(43)	(22)	(3)	(2)	(5)

Profit before taxes (w/o capital gains)	882	577	377	236	592	543

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Business volumes
Total assets	263,581	263,435	261,059	249,405	216,407	236,909
Customer loans	79,877	82,224	74,376	80,582	69,073	69,519
Customer deposits	57,764	59,629	69,071	74,735	63,649	53,958

Asset Management and Insurance

Million euros

			Variation
	H1 ’08	H1 ’07	Amount	%
Income statement
Net interest income	28	30	(2)	(5.4)

Income from companies accounted for by the equity method	—	—	—	—
Net fees	212	229	(17)	(7.6)
Insurance activity	180	166	14	8.3

Commercial revenue	420	426	(5)	(1.2)

Gains (losses) on financial transactions	23	3	20	599.4

Gross operating income	444	429	15	3.5

Income from non-financial services (net) and other operating income	0	0	0	12.7
Operating expenses	(148)	(131)	(17)	13.0
General administrative expenses	(140)	(122)	(18)	15.2
Personnel	(69)	(55)	(14)	25.3
Other administrative expenses	(72)	(67)	(5)	6.9
Depreciation and amortisation	(8)	(9)	2	(16.4)

Net operating income	296	298	(2)	(0.7)

Net loan loss provisions	(0)	(0)	(0)	657.2
Other income	(1)	(2)	2	(79.0)

Profit before taxes (w/o capital gains)	295	296	(1)	(0.2)

			Variation
	30.06.08	30.06.07	Amount	%
Business volumes
Total assets	20,434	18,298	2,136	11.7
Customer loans	41	224	(184)	(81.8)
Customer deposits	1	5	(4)	(76.1)

Asset Management and Insurance

Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08
Income statement
Net interest income	13	17	13	13	12	17

Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	112	118	117	124	108	104
Insurance activity	80	86	83	70	88	92

Commercial revenue	205	220	213	207	208	212

Gains (losses) on financial transactions	2	2	16	0	12	11

Gross operating income	207	222	230	207	220	223

Income from non-financial services (net) and other operating income	0	0	(3)	2	(0)	0
Operating expenses	(70)	(61)	(65)	(108)	(75)	(73)
General administrative expenses	(64)	(58)	(60)	(103)	(71)	(69)
Personnel	(27)	(28)	(31)	(46)	(35)	(34)
Other administrative expenses	(37)	(30)	(29)	(56)	(36)	(36)
Depreciation and amortisation	(6)	(4)	(5)	(6)	(4)	(3)

Net operating income	137	161	161	100	145	151

Net loan loss provisions	(0)	0	(0)	(0)	(0)	(0)
Other income	(4)	1	(20)	7	(6)	5

Profit before taxes (w/o capital gains)	134	162	141	107	139	156

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08
Business volumes
Total assets	17,796	18,298	19,015	18,071	19,509	20,434
Customer loans	142	224	255	22	43	41
Customer deposits	0	5	10	1	0	1

NPL ratio

%

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08

Continental Europe	0.80	0.79	0.84	0.90	1.13	1.43

Santander Branch Network	0.56	0.57	0.66	0.65	0.87	1.33
Banesto	0.42	0.42	0.43	0.47	0.59	0.80
Santander Consumer Finance	2.66	2.78	2.81	2.84	3.15	3.49
Portugal	1.16	1.27	1.30	1.25	1.37	1.53

United Kingdom	0.55	0.55	0.58	0.60	0.66	0.70

Latin America	1.50	1.61	1.77	1.87	2.13	2.16

Brazil	2.62	2.70	2.79	2.74	3.26	3.11
Mexico	0.83	1.05	1.09	1.20	1.31	1.45
Chile	1.70	1.88	2.08	2.11	2.23	2.28

Operating Areas	0.80	0.81	0.87	0.94	1.12	1.31

Spain	0.51	0.51	0.56	0.63	0.84	1.08

NPL coverage

%

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08

Continental Europe	202	211	196	188	159	129

Santander Branch Network	299	291	254	248	193	130
Banesto	393	386	369	333	269	202
Santander Consumer Finance	114	113	104	96	92	90
Portugal	128	121	119	117	107	93

United Kingdom	81	78	74	66	59	55

Latin America	160	151	139	134	124	121

Brazil	99	102	102	101	102	103
Mexico	241	217	210	192	175	158
Chile	148	132	121	118	109	111

Operating Areas	164	167	157	149	133	116

Spain	292	310	280	264	202	165

Spreads loans and deposits

%

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08	Q2 ’08

Santander Branch Network
Spread loans	1.25	1.26	1.24	1.32	1.38	1.39
Spread deposits	2.22	2.43	2.70	2.66	2.44	2.48

SUM	3.47	3.69	3.94	3.98	3.82	3.87

Retail Banking Banesto
Spread loans	1.32	1.28	1.29	1.34	1.37	1.42
Spread deposits	2.03	2.11	2.19	2.15	1.90	2.01

SUM	3.35	3.39	3.48	3.49	3.27	3.43

Santander Consumer Finance
Spread loans	4.10	3.99	3.82	3.67	3.69	3.63
Retail Banking Portugal
Spread loans	1.46	1.43	1.35	1.37	1.47	1.39
Spread deposits	1.96	2.01	2.17	2.14	1.96	1.94

SUM	3.42	3.44	3.52	3.51	3.43	3.33

Retail Banking United Kingdom
Spread loans	0.69	0.69	0.65	0.61	0.66	0.70
Spread deposits	1.28	1.32	1.36	1.37	1.34	1.25

SUM	1.97	2.01	2.01	1.98	2.00	1.95

Retail Banking Brazil
Spread loans	16.42	16.46	16.04	16.03	15.65	15.13
Spread deposits	1.62	1.43	1.40	1.32	1.29	1.26

SUM	18.04	17.89	17.44	17.35	16.94	16.39

Retail Banking Mexico
Spread loans	10.84	10.79	10.99	10.64	11.19	11.44
Spread deposits	3.55	3.46	3.42	3.38	3.52	3.46

SUM	14.39	14.25	14.41	14.02	14.71	14.90

Retail Banking Chile
Spread loans	5.11	5.21	5.32	5.26	5.33	5.45
Spread deposits	2.24	2.54	2.96	2.98	3.07	3.16

SUM	7.35	7.75	8.28	8.24	8.40	8.61

Risk-weighted assets*

Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08

Continental Europe	258,788	273,642	281,606	289,524	290,298	258,447

Santander Branch Network	95,478	99,718	102,922	103,609	104,095	74,794
Banesto	64,887	66,944	69,818	72,052	72,161	61,381
Santander Consumer	32,936	31,576	33,143	34,771	36,578	40,353
Portugal	21,689	22,256	22,670	24,397	24,388	25,105

United Kingdom	90,473	89,774	94,265	90,186	87,282	63,804

Latin America	72,831	74,882	74,795	76,960	77,612	95,246

Brazil	19,484	21,106	21,996	23,016	23,701	35,780
Mexico	15,965	15,123	15,050	15,337	16,088	21,608
Chile	14,876	14,479	15,564	16,521	18,297	16,325

Operating Areas	422,092	438,298	450,667	456,671	455,191	417,497

Financial management and equity stakes	50,846	48,093	46,979	58,380	58,489	48,362

Total	472,937	486,391	497,645	515,050	513,681	465,859

ACTIVITY AND RESULTS First Half 2008 29 July 2008

2 Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial positio n or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or o ther advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

3 Agenda Group highlights in H1’08 Business areas performance H1’08 Conclusions Appendix

4

Quarterly attributable profit

EUR Million
+21.7%
1,802
2,074
2,113
2,121
2,206
2,524
Q1'07
Q2*
Q3
Q4*
Q1'08
Q2

Quarterly EPS

EUR cents
+14.2%
28.9
33.2
33.9
31.9
33.1
37.9
Q1'07
Q2*
Q3
Q4*
Q1'08
Q2

(*) Excluding capital gains and extraordinary allowances

Santander

4 Santander set another quarterly record in ordinary profit, with a strong performance of EPS ... Quarterly attributable profitQuarterly EPS EUR MillionEUR cents +21.7%2,524+14.2%37.9 2,20633.9 2,1132,12133.233.1 2,074 31.9 1,802 28.9 Q1’07 Q2* Q3 Q4* Q1’08 Q2 To calculate Q4’07, Q1’08 and Q2’08 EPSs, the number of shares corresponding to “Valores Santander” are Q1’07 Q2* Q3 Q4* Q1’08 Q2 included (issued in October 2007) (*) Excluding capital gains and extraordinary allowances

5

Group's attributable profit

EUR Million
+22.0%
3,876
4,234
4,730
H1'07*
H2'07*
H1'08

EPS

Euro cents
+14.3%
62.1
65.8
71.0
H1'07*
H2'07*
H1'08

Santander

5 .... producing a 22.0% growth in attributable profit* in the year to June and +14.3% in EPS ... Group’s attributable profitEPS EUR MillionEuro cents71.0 4,730 +22.0%+14.3% 4,234 65.8 3,876 62.1 H1’07* H2’07* H1’08 H1’07* H2’07* H1’08 H1’08 includes a net contribution of € 291 million from To calculate H1’08 and H2’07 EPSs, the number of shares ABN-Real (net between € 477 mill. profit and € 186 mill. corresponding to “Valores Santander” are included (issued financing cost net of tax)in October 2007) (*) Excluding capital gains and extraordinary allowances in H1’07 and H2’07

6

… supported by the main business units …

Continental Europe. Attributable profit large commercial units (*)

EUR million

+13%
2,092
1,849
1,854
H1'07
H2'07
H1'08

(*) Santander Branch Network, Banesto, Santander Consumer Finance and Portugal

United Kingdom. Attributable profit

£ million

+20%
485
406
416
H1'07
H2'07
H1'08

Latin America. Attributable profit

$ million

+20%**
2,171
1,807
1,841
H1'07
H2'07
H1'08

(**) Profit before discontinued operations: +25%

6 .... supported by the main business units ... Continental Europe. Attributable United Kingdom. Attributable profit profit large commercial units (*) EUR million£ million +13%2,092 +20% 1,8491,854485 406416 H1’07 H2’07 H1’08H1’07 H2’07 H1’08 (*) Santander Branch Network, Banesto, Santander Consumer Finance and Portugal Latin America. Attributable profit $ million +20%**2,171 .... and H1’08 profit in 1,8071,841ABN-Real: EUR 477 million (in the Corporate Centre) H1’07 H2’07 H1’08 (**) Profit before discontinued operations: +25%

In a more complex environment than previously envisaged, we 7 focused our management priorities on ... 3. Risk 4. Balance 1. Spread 2. Cost managementsheet management+management++ & recoveriesstrength ....5.to maintain the quality of our results ... ....6.and move forward on our commitments* outpace our EPS: +15% competitors by 5 p.p. by 5 p.p. (*) Commitments announced to the market on Investors’ Day (September 13-14th, 2007) Note: It should be noted, for the purposes of Santander’s proposed recommended acquisition of A&L, that these commitments have not been reported on to the standards required by the UK City Code on C74124 Page 172 of 226 Takeovers and Mergers and should therefore not be relied upon by A&L shareholders.

8

1 Spread management to offset environment downturn

Focus on spreads improvement …

3.65
3.75
3.85
3.96
4.09
4.15
Total
1.98
2.06
2.07
2.11
Deposits
1.88
1.90
1.77
1.85
1.86
1.90
2.02
2.04
Loans
Q1'07
Q2
Q3
Q4
Q1'08
Q2

… growing less in loans and higher focus on deposits …

Year-on-year change excluding exchange rate impact

Loans
Deposits
+15%
+8%
+8%
+10%
Jun'07
Jun'08
Jun'07
Jun'08

… to increase assets profitability

Net interest income (excl. dividends) o/ ATAs

H1'07
H1'08
1.79
1.90
0.79
0.92
4.18
5.00
Europe (€)
United Kingdom (£)
Latin America ($)

Santander

8 1Spread management to offset environment downturn .... growing less in loans and higher Focus on spreads improvement ... focus on deposits ... 4.094.15 TotalYear-on-year change excluding exchange rate impact 3.753.853.96 3.65 LoansDeposits 2.062.07+15% 1.982.11 Deposits +10% 1.881.90+8%+8% 2.04 Loans 2.02 1.851.861.90 1.77 Q1’07 Q2 Q3 Q4 Q1’08 Q2Jun’07 Jun’08 Jun’07 Jun’08 ... to increase assets profitability Net interest income (excl. dividends) o/ ATAs5.00 H1’07H1’08 4.18 1.90 1.79 0.92 0.79 Europe (€)United Kingdom (£)Latin America ($)

9

Net interest income (excl. dividends) + fees and insurance activity

EUR Billion
Fees + insurance activity
Net interest income (excl. dividends)
3.8 4.0 4.4 4.6 4.6 4.7 4.9 5.1 5.6 5.8 5.9 6.1 6.3 6.5
1.4 1.5 1.7 1.8 1.7 1.8 1.8 1.9 2.1 2.1 2.0 2.1 2.2 2.2
2.4 2.5 2.7 2.8 2.9 2.9 3.1 3.2 3.5 3.7 3.9 4.0 4.1 4.3
Q1'05 Q2 Q3 Q4 Q1'06 Q2 Q3 Q4 Q1'07 Q2 Q3 Q4* Q1'08* Q2*

Europe

€ Million
2,970 2,982 2,986 3,049 3,225 3,327
Q1'07 Q2 Q3 Q4 Q1'08 Q2

United Kingdom

£ Million
552 571 573 591 621 625
Q1'07 Q2 Q3 Q4 Q1'08 Q2

Latin America

$ Million
2,835 3,126 3,497 3,752 3,929 4,154
Q1'07 Q2 Q3 Q4 Q1'08 Q2

Santander

9 1Increasing the Group’s core earnings for the 15th straight quarter Net interest income (excl. dividends) + fees and insurance activity EUR Billion 6.36.5 5.96.1 5.65.8 4.95.1 4.6 4.64.72.22.2 4.42.02.1 4.02.12.1 3.8 1.81.9 Fees + insurance 1.81.71.8 1.7 1.41.5 activity 4.04.14.3 3.73.9 3.13.23.5 Net interest 2.72.82.9 2.9 2.42.5 income (excl. dividends) Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4* Q1’08* Q2* EuropeUnited KingdomLatin America € Million£ Million$ Million 4,154 3,929 3,327621 625 3,2253,497 3,752 591 2,970 2,982 2,986 3,049571 573 552 2,835 3,126 Q1’07 Q2 Q3 Q4 Q1’08 Q2Q1’07 Q2 Q3 Q4 Q1’08 Q2Q1’07 Q2 Q3 Q4 Q1’08 Q2 (*) Net interest income does not include financing cost of ABN-Real, as it excludes revenues (accounted for by the equity method)

10

"Jaws"

% Change
+17.1
+9.7 p.p.
+7.4
+21.3
+10.8 p.p.
+10.5
+16.1
+11.6 p.p.*
+4.5
Revenues
Expenses
Revenues
Expenses
Revenues
Expenses
2006/2005
2007/2006
H1'08/H1'07

(*) Without including ABN-Real: +9.9 p.p

Expenses

% Variation o/ last year's same quarter
+7.4
+11.7
+12.0
+10.9
+5.7
+3.4
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Efficiency ratio (%)

49.3
44.6
40.4*
H1'06
H1'07
H1'08

... and keeping efficiency improvement ...

(*) Efficiency ratio without including ABN-Real: 40.9%

Santander

10 2Active management of expenses to maintain “jaws” wide open ... “Jaws”Expenses % Variation o/ last year’s same quarter % Change +11.7 +12.0 +10.9 +21.3 +7.4 +5.7 +17.1 +16.1+3.4 +10.8 p.p. Q1’07 Q2 Q3 Q4 Q1’08 Q2 +11.6 p.p.* +9.7 p.p.+10.5 +7.4Efficiency ratio (%) +4.5... and keeping 49.3 efficiency 44.6improvement ... 40.4* Revenues Expenses Revenues Expenses Revenues Expenses 2006/20052007/2006H1’08/H1’07 H1’06 H1’07 H1’08 (*) Without including ABN-Real: +9.9 p.p(*) Efficiency ratio without including ABN-Real: 40.9%

11

2 ... supported by all the Group's units

SAN Branch Network + Banesto

"Jaws"

+12.7%
+8.7 p.p.
+4.0%
Revenues
Expenses

Efficiency ratio

39.7%
37.0%
H1'07
H1'08

Santander Consumer Finance

"Jaws"

+17.1%
+8.5 p.p.
+8.6%
Revenues
Expenses

Efficiency ratio

29.2%
27.1%
H1'07
H1'08

United Kingdom (£)

"Jaws"

+10.9%
+8.4 p.p.
+2.5%
Revenues
Expenses

Efficiency ratio

50.4%
46.7%
H1'07
H1'08

Latin America (US$)

"Jaws"

+38.8%
+12.6 p.p.
+26.2%
Revenues
Expenses

Efficiency ratio

41.1%
37.7%
H1'07
H1'08

Santander

11 2... supported by all the Group’s units SAN Branch Network + BanestoSantander Consumer Finance “Jaws”Efficiency ratio“Jaws”Efficiency ratio +12.7% 39.7%+17.1% +8.7 p.p.+8.5 p.p. 29.2% +8.6% +4.0%37.0% 27.1% Revenues ExpensesH1’07 H1’08Revenues ExpensesH1’07 H1’08 United Kingdom (£)Latin America (US$) “Jaws”Efficiency ratio“Jaws”Efficiency ratio +38.8% +10.9%50.4% +12.6 p.p. +8.4 p.p.41.1% +26.2% 46.7% +2.5% 37.7% Revenues ExpensesH1’07 H1’08Revenues ExpensesH1’07 H1’08 Note: Revenues and expenses: % var. H1’08 / H1’07

12

3 This performance of revenues and expenses enabled the higher loan-loss provisions to be absorbed ...

Net loan-loss provisions

EUR Million
+65.3%
1,497
1,973
2,475
H1'07
H2'07
H1'08

EUR Million
+25.6%
Net operating income "gross"
LLPs
Net operating income net of LLPs
7,048
7,794
8,853
+14.9%
5,551
5,821
6,379
H1'07
H2'07
H1'08

Santander

12 This performance of revenues and expenses enabled the higher 3 loan-loss provisions to be absorbed ... .... and produce an excellent increase in Net loan-loss provisions NET OPERATING INCOME NET of LLPs EUR MillionEUR Million +25.6% 8,853 +65.3% 2,475Net operating 7,794 income “gross” 7,048 1,973 LLPs 1,497 +14.9%6,379 Net operating income net of LLPs5,821 5,551 H1’07 H2’07 H1’08H1’07 H2’07 H1’08

13

Loan-loss provisions* by geographic area

EUR Million	Specific**				Generic	
	H1'08	H1'07	Var.		H1'08	H1'07
Europe	951	407	+544	Spain: +411 mill SCF rest: +114 mill.	120	234
UK	176	187	-11		-29	-26
LatAm	1,197	659	+538	Brazil: +165 mill. Mexico: +160 mill. Chile: +121 mill.	-4	47
Other	22	-6	+28		47	-33
Total	**2,346**	**1,247**	**+1,099**		**134**	**223**

… moreover, we are increasing generic LLPs

(*) Excluding country-risk. Positive data: provisions; negative data: releases

Santander

13 3Higher specific LLPs due to change of environment in Spain and growth and change of mix in Latin America ... Loan-loss provisions* by geographic area EUR Million Specific**Generic H1’08H1’07Var.H1’08 H1’07 ... moreover, we are increasing Spain: +411 mill Europe 951 407 +544 120 234generic LLPs SCF rest: +114 mill. UK 176 187 -11 -29 -26 Brazil: +165 mill. LatAm 1,197 659 +538 Mexico: +160 mill.-4 47 Chile: +121 mill. Other 22 -6 +28 47 -33 Total 2,346 1,247 +1,099 134 223 (*) Excluding country-risk. Positive data: provisions; negative data: releases (**) Specific loan-loss provisions are reduced by written-off assets recoveries

14

Spain

EUR Million
Total provisions
Generic
Specific
283
153
130
H1'07
427
222
205
H2'07
568
27
541
H1'08

Spain's funds: EUR 4,400 mill. (1.8% of lending)

Santander

14 In Spain, higher specific provisions at the retail branch networks 3 are partially offset by lower generic provisions ... Spain EUR Million 568... and if in 2009 new specific provisions were to 27be made, they would have a limited impact on results 427 because of releases of generic ones Total provisions283222 541 Generic153 205Spain’s funds: EUR 4,400 Specific130mill. (1.8% mill. (1.8% of lending) of H1’07 H2’07 H1’08

15

4 Solid balance sheet: maintaining high risk quality …

NPLs and coverage ratios Group / Geographies

169%
119%
0.83%
1.34%
Jun'07
Jun'08

NPLs (%)
June 2008

1.08
0.70
2.16
Spain
UK
Latam

Coverage ratio (%)
June 2008

165
55
121
Spain
UK
Latam

We continue to increase generic provisions

EUR million
9,056
9,531
10,212
Generic
5,920
6,077
6,292
Specific
3,136
3,454
3,920
Jun'07
Mar'08
Jun'08

Santander

15 4Solid balance sheet: maintaining high risk quality ... NPLs and coverage ratiosWe continue to increase generic Group / Geographiesprovisions 169% EUR million 119% 10,212 1.34% 0.83%9,531 9,056 Jun’07 Jun’08 6,292 NPLs (%)Coverage ratio (%)6,077 Generic5,920 June 2008June 2008 165 121 2.16 3,4543,920 1.0855Specific3,136 0.70 Spain UK LatamSpain UK LatamJun’07 Mar’08 Jun’08

16

Group vs peers

March'08 figures. Last available

NPL ratio
1.16%
2.70%
SAN
European banks*
NPL coverage
133%
73%
SAN
European banks*

Spain

NPL ratio in %
Commercial + Savings banks
0.66
0.68
0.62
0.83
1.11
1.46
0.65
0.61
0.53
0.64
0.88
1.08
SAN
Dec'04
Dec'05
Dec'06
Dec'07
Mar'08
May'08

Source: Bank of Spain

United Kingdom

NPL ratio in %
Sector
0.88
1.06
1.03
1.10
1.21
Abbey
0.61
0.68
0.61
0.69
0.72
Dec'04
Dec'05
Dec'06
Dec'07
Mar'08

Source: Council Mortgage Lenders

Latin America

NPL ratio in %
Sector
4.2%
4.0%
4.1%
3.9%
4.0%
2.0%
1.7%
2.0%
2.3%
2.5%
SAN
Dec'04
Dec'05
Dec'06
Dec'07
Mar'08

Source: Central Banks

(*) Average European banks included in our peer group

Santander

16 4... which compares favourably with competitors, both at Group level and in the main markets where we operate Group vs peersSpain March’08 figures. Last availableNPL ratio in %1.46 Commercial + NPL ratioNPL coverage1.11 Savings banks 0.83 2.70% 133%0.660.68 0.621.08 1.16%73%0.88 0.650.64SAN 0.610.53 Dec’04 Dec’05 Dec’06 Dec’07 Mar’08 May’08 SAN EuropeanSAN European banks*banks*Source: Bank of Spain United KingdomLatin America NPL ratio in %SectorNPL ratio in % 1.21Sector 1.104.2%4.1% 1.061.033.9%4.0% 4.0% 0.88 2.5% Abbey2.3% 2.0%2.0% 1.7% SAN 0.690.72 0.68 0.610.61 Dec’04 Dec’05 Dec’06 Dec’07 Mar’08Dec’04 Dec’05 Dec’06 Dec’07 Mar’08 Source: Council Mortgage LendersSource: Central Banks Note.- Data in local criteria, on a like-for-like basis with the industry’s sources in each market (*) Average European banks included in our peer group C74124 Page 181 of 226

17

First BIS II application

+ Lower risk assets by advanced internal models (IRB*) application

- Operational risk and generic limit

Capital ratios

BIS Ratio
12.15%
11.62%
11.43%
Tier I
7.54%
7.40%
7.88%
Core capital
6.10%
6.06%
6.32%
Mar'08 (BIS I)
Jun'08 (BIS I)
Jun'08 (BIS II)

Santander

17 4Solid balance sheet: higher capital ratios with BIS II Capital ratios BIS Ratio 12.15% 11.62% 11.43% First BIS II application +Lower risk assets by advanced internal models 7.88% (IRB*) applicationTier I 7.54%7.40% -Operational risk and generic limitCore 6.10%6.06%6.32% capital Mar’08Jun’08Jun’08 (BIS I)(BIS I)(BIS II) (*) Models approved by Bank of Spain for Santander in the parent bank, Banesto and Abbey’s loans (70% of Group total). Pending other business units next years up to 95% of loans

18 5Our results keep a high “vertical quality” ... GROUP TOTAL Var. o/ H1’07 EUR Million H1’08 Amount % Gross operating income 15,080 +2,094 +16.1 Operating expenses -6,174-269 +4.5 Net operating income 8,853 +1,805 +25.6 Loan-loss provisions -2,475-977 +65.3 Net oper. Income (net of provisions) 6,379+828 +14.9 Attrib. profit (w/o H1’07* capital gains) 4,730+854 +22.0 Capital gains * —582 -100.0 Attrib. profit 4,730+272 +6.1 (*) H1’07 included EUR 582 mill. capital gains from the disposal of stakes in Intesa Sanpaolo and BPI

19

EPS (% var. Q1'08/Q1'07)

C1 +70.7
SAN +14.7
C2 +8.5
C3 -2.1
C4 -5.2
C5 -7.6
C6 -22.4
C7 -29.3
C8 -32.5
C9 -49.3
C10 -54.8
C11 -55.8
C12 -66.8
C13 -80.5
C14 n.s (+/-)
C15 n.s (+/-)

Investors' Day goals*:

- **+5 p.p. o/ competitors**
- **EPS: +15%**

Santander

19 6... and in Q1’08 we are in line to meet our commitments EPS (% var. Q1’08/Q1’07) C1+70.7 SAN+14.7 C2+8.5 C3-2.1 Investors’ Day C4-5.2 goals*: C5-7.6 C6-22.4 +5 p.p. o/ C7-29.3competitors C8-32.5 EPS: +15% C9-49.3 C10-54.8 C11-55.8 C12-66.8 C13 -80.5 n.s (+/-) C14 (*) Commitments announced to the market on n.s (+/-) C15Investors’ Day (September 13-14th, 2007) Source: Bloomberg Note: British banks do not publish quarterly figures Note: It should be noted, for the purposes of Santander’s proposed recommended acquisition of A&L, that these commitments have not been reported on to the standards required by the UK City Code on C74124 Page 184 of 226 Takeovers and Mergers and should therefore not be relied upon by A&L shareholders.

20 Agenda Group highlights in H1’08 Business areas performance H1’08 Conclusions Appendix

Principal segments results H1'08

21

Continental Europe: SAN+ Banesto+ SCF+ Portugal (€ Mill.)

+13%
1,849
1,854
2,092
H1'07
H2
H1'08

GBM and others Continental Europe (€ Mill.)

602
-51%
117
296
H1'07
H2
H1'08

Attributable profit* Proforma

EUR Mill. and %
Retail units Europe
42%
(2,092)
UK
13%
(627)
Latam
29%
(1,420)
ABN-Real
10%
(477)
Others Europe
6%
(296)

United Kingdom (£ Mill.)

+20%
406
416
485
H1'07
H2
H1'08

Latin America ($ Mill.)

+20%*
1,807
1,841
2,171
H1'07
H2
H1'08

(*) Profit before discontinued operations: +25%

Santander

Principal segments results H1’0821 A management vision shows the underlying “horizontal quality” of the operating areas in their currencies and a clear improvement over H2’07 Continental Europe: SAN+ United Kingdom (£ Mill.) Banesto+ SCF+ Portugal (€ Mill.) Attributable profit* Proforma +13%2,092+20% 485 EUR Mill. and % 1,8491,854 406416 Retail units EuropeUK H1’07 H2 H1’08 H1’07 H2 H1’0813% (627) 42%Latin America ($ Mill.) GBM and others Continental (2,092) 29% Europe (€ Mill.)+20%* (1,420)2,171 1,8071,841 602-51% 10% 2966% (477) Latam 117 (296) OthersABN-Real H1’07 H2 H1’08 H1’07 H2 H1’08Europe (*) Profit before discontinued operations: +25% (*) Operating areas attributable profit + ABN Real (accounted for by the equity method in Financial Management and Equity Stakes): EUR 4,911 million

22

Continental Europe Main Units H1'08

EUR Million and % o/ H1'07

Gross operating income: 6,993 mill.; +8%

Net operating income: 4,387 mill.; +8%

Attributable profit: 2,388 mill.; -3%*

SAN Branch Network
Banesto
Santander Consumer Finance
Portugal
Other **
2,672 +14%
1,226 +10%
1,517 +17%
623 +1%
+12%
626 955 -14%
GBM
1,699 +20%
722 +14%
1,109 +20%
351 +0%
+17%
383 505 -30%
GBM
1,032 +15%
400 +18%
382 +8%
278 +7%*
+13%
243 296 -51%
GBM

(*) Excluding 2007 capital gains and extraordinary allowances

(**) Global Wholesale Banking, Asset Management and Insurance and Banif

Santander

Continental Europe Main Units H1’08 22 EUR Million and % o/ H1’07 The combined retail units registered double digit increases in revenues, net operating income and profit. Moreover, good quarter in GWB Gross operating income:Net operating income:Attributable profit: 6,993 mill.; +8%4,387 mill.; +8%2,388 mill.; -3%* SAN Branch2,672 +14%1,699 +20%1,032+15% Network Banesto1,226+10%722+14%400+18% +17%+13% +12% Santander Consumer1,517 +17%1,109 +20%382+8% Finance Portugal 623+1%351+0%278+7%* Other ** 626955-14%383505-30%243 296-51% GBMGBMGBM (*) Excluding 2007 capital gains and extraordinary allowances (**) Global Wholesale Banking, Asset Management and Insurance and Banif C74124 Page 187 of 226

23

Continental Europe main units. Activity and profitability

Santander Branch Network

Volume

Var. H1'08 o/ H1'07

+6%
+20%
Loans
Deposits*

Net interest inc. / ATAs

2.43%
2.83%
H1'07
H1'08

(*) Including Valores Santander

Banesto

Volume

Var. H1'08 o/ H1'07

+11%
+19%
Loans
Deposits

Net interest inc. / ATAs*

2.33%
2.64%
H1'07
H1'08

(*) Retail Banking

Santander Consumer Finance

Volume

Var. H1'08 o/ H1'07

+13%
Loans

Net interest inc. / ATAs

4.22%
4.29%
H1'07
H1'08

Portugal

Volume

Var. H1'08 o/ H1'07

+10%
+16%
Loans
Deposits

Net interest inc. / ATAs

1.58%
1.77%
H1'07
H1'08

Note: Net interest income excluding dividends

Santander

23 Continental Europe main units. Activity and profitability Santander Branch NetworkBanesto VolumeNet interest inc. / ATAsVolumeNet interest inc. / ATAs* Var. H1’08 o/ H1’07Var. H1’08 o/ H1’07 +20%2.83%+19%2.64% 2.43% 2.33% +11% +6% Loans Deposits*H1’07 H1’08 Loans DepositsH1’07 H1’08 (*) Including Valores Santander(*) Retail Banking Santander Consumer FinancePortugal VolumeNet interest inc. / ATAsVolumeNet interest inc. / ATAs Var. H1’08 o/ H1’07Var. H1’08 o/ H1’07 +13% +16% 4.29%1.77% 4.22% 1.58% +10% LoansH1’07 H1’08Loans DepositsH1’07 H1’08 Note: Net interest income excluding dividends

24

Continental Europe main units

Santander Branch Network

Net operating income

EUR million

+19%
691
727
714
731
837
863
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
1,418
+20%
1,699
1,254
+13%
1,416
H1'07
H1'08

Banesto

Net operating income

EUR million

+13%
311
322
326
353
357
365
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
633
+14%
722
520
+14%
590
H1'07
H1'08

Santander Consumer Finance

Net operating income

EUR million

+23%
440
481
483
463
516
594
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
921
+20%
1,109
511
+8%
554
H1'07
H1'08

Portugal

Net operating income

EUR million

-2%
174
177
164
157
177
174
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
351
+0%
351
339
+2%
344
H1'07
H1'08

Santander

24 Continental Europe main units Santander Branch NetworkBanesto Net operating incomeNet operating income EUR millionEUR million 1,699 +20%722 +19%+14% 1,418+13%633 863 837365 353 357 727 714 731ProvisionsProvisions 691322 326 311 +13% 1,416 1,254+14% 590 520 Net of Net of provisionsprovisions Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08 Santander Consumer FinancePortugal Net operating incomeNet operating income EUR millionEUR million +20% 1,109 +23%351 +0% 351 594921-2%Provisions 516177177 481 483174164174 463Provisions157 440 Net of +2% 339344 provisions Net of +8% 554 511 provisions Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08

25

United Kingdom H1'08

Attributable profit: £ 485 mill. (EUR 627 mill.)

Var. H1'08 / H1'07 (%)
Gross operating income
+11%
Expenses*
+2%
Net operating income
+19%
Net oper. inc. net of LLPs
+21%
Attributable profit
+20%

Net operating income

£ Million
Total
319
325
330
334
374
392
Global businesses
United Kingdom Retail
263
272
297
316
317
322
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Attributable profit

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

25 United Kingdom H1’08 Solid growth of revenues and results (above competitors) with room for additional business growth Attributable profit: £ 485 mill. Net operating income (EUR 627 mill. ) £ Million392 374 Var. H1’08 / H1’07 (%)Total 319325330334 Global Grossbusinesses operating+11%317322 316 United 297 income263272 Kingdom Retail Expenses*+2% Q1’07Q2Q3 Q4Q1’08Q2 NetAttributable profit operating+19% £ Million250 income235 Net oper.205207209 201 inc. net of+21% LLPs Attributable +20% profit Q1’07Q2Q3 Q4Q1’08Q2 (*) Personnel + administrative expenses + depreciation and amortisation

United Kingdom

26

H1'08 Key highlights

- **Mortgages:** increase in net lending with better spreads

Net Lending

£ Bill and local criterion
3.6
8.3
H1'07
H1'08

Spreads net lending

H1'08/H1'07
+92 b.p
Mortgages

- **Deposits and investment:** increase in net flow due to deposits

£ Bill.
+42%
2.8
3.9
0.9
1.9
1.1
2.8
H1'07
H1'08
API*
Retail deposits

- **… reflected in stocks**

Mortgages stock

£ Bill. and local criterion
+13%
105.1
118.7
H1'07
H1'08

Deposits and investment stock

£ Bill. and local criterion
70.5
+6%
74.8
6.7
6.8
63.8
68.0
H1'07
H1'08

Results

Gross oper. Income

Base 100: Q1'07 £
100
100
101
103
109
113
Q1'07
Q2
Q3
Q4
Q1'08
2T

Efficiency ratio

% var. H1'08/H1'07 £
+11
+2
Revenues
Expenses
50.4%
46.7%
H1'07
H1'08

Net operating income

£ Mill.
Moderate rise in line with business growth
644
+19%
767
LLPs
Net of LLPs
535
+21%
648
H1'07
H1'08

Santander

United Kingdom26 H1’08 Key highlightsResults Mortgages: increase in net lending with better spreadsGross oper. IncomeEfficiency ratio Net LendingSpreads net lendingBase 100: Q1’07 £% var. H1’08/H1’07 £ 113 £ Bill and local 8.3H1’08/H1’07 criterion+92 b.p109 +11 3.6103 50.4% 100 100 101 H1’07 H1’08Mortgages £ Bill. +2 +42% 3.946.7% Deposits and 2.8 investment: increase in 1.1 0.9Q1’07 Q2 Q3 Q4 Q1’08 2TRevenues Expenses net flow due to deposits2.8H1’07 H1’08 1.9 H1’07 H1’08Net operating income API*Retail deposits £ Mill. 767 .... reflected in stocks+19% 644 Deposits and Mortgages stock investment stockLLPs £ Bill. and local criterion£ Bill. and local criterion 74.8Moderate rise in 648 +13%70.5 +6%Net of 535 +21% 118.76.8line with business 105.16.7LLPs growth 63.868.0 H1’07 H1’08 H1’07 H1’08H1’07 H1’08 (*) API (Annual Premium Income) measures the net business flows that impact revenue and commissions, excluding redemptions and market movements in revenues and fees

27

Latin America total (ex ABN-Real)

Attributable profit: US$ 2,171 mill. (EUR 1,420 mill.)

Var. H1'08 / H1'07 (%)
Gross operating income
+39%
Expenses*
+26%
Net operating income
+48%
Net oper. inc. net of LLPs
+32%
Attributable profit**
+20%

(**) Profit before discontinued operations: +25%

Net operating income

US$ million
Total 1,723
1,981
2,031
2,212
2,688
2,793
Global businesses
LatAm. Retail
1,272
1,458
1,673
1,854
2,152
2.180
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Attributable profit

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

27 Latin America total (ex ABN-Real) Maintaining strong activity and results in a favourable macro environment Attributable profit: US$ 2,171 mill. Net operating income (EUR 1,420 mill.)2,793 US$ million2,688 Var. H1’08 / H1’07 (%)2,212 1,981 2,031 GrossTotal 1,723 operating+39%Global businesses2.180 income2,152 1,854 1,673 LatAm. 1,458 1,272 Expenses*+26%Retail Q1’07Q2Q3 Q4Q1’08Q2 Net operating +48% incomeAttributable profit US$ million 1,092 1,079 Net oper. inc. +32%940 net of LLPs892914901 Attributable +20% profit** Q1’07Q2Q3 Q4Q1’08Q2 (**) Profit before discontinued operations: +25% (*) Personnel + administrative expenses + depreciation and amortisation

28 Latin America main units (ex ABN-Real) US$ Million and % o/ H1’07 Strong growth of revenues in all countries with costs under control. Increased LLPs due to greater lending, change of mix and slightly higher risk premiums Gross operating incomeNet operating income Attributable profit: 9,101 mill.; +39%5,481 mill.; +48%2,171 mill.; +20% Brazil 3,806 +39%2,327+45%767+27% (ex Real) Mexico2,229 +39%1,493 +53%562 +31% [+34%] Chile1,285+39%787+45%395+7% [+15%] Other 1,523+40%717+59%315+6% [+18%] countries Santander Private259+27%157+29%132+21% Banking Note: In brackets, profit before discontinued operations (sale of pension fund businesses)

29

Latin America main units. Activity and profitability

Brazil (ex-ABN Real)

Volume

+21%
+36%
Loans
Deposits
w /o REPOS

Net interest inc. / ATAs

5.30%
5.63%
H1'07
H1'08

Mexico

Volume

+16%
+9%
Loans
Deposits
w /o REPOS

Net interest inc. / ATAs

3.88%
4.58%
H1'07
H1'08

Chile

Volume

+21%
+20%
Loans
Deposits
w /o REPOS

Net interest inc. / ATAs

4.29%
4.82%
H1'07
H1'08

Note: Net interest income excluding dividends

29 Latin America main units. Activity and profitability Brazil (ex-ABN Real)Mexico VolumeNet interest inc. / ATAsVolumeNet interest inc. / ATAs Var. H1’08 o/ H1’07 in local currencyVar. H1T’08 o/ H1’07 in local currency +36%4.58% 5.63% +21%3.88% +16% 5.30% +9% Loans DepositsH1’07 H1’08H1’07 H1’08 Loans Deposits w /o REPOSw /o REPOS Chile VolumeNet interest inc. / ATAs Var. H1’08 o/ H1’07 in local currency +21%4.82% +20% 4.29% LoansDeposits H1’07 H1’08 w /o REPOS Note: Net interest income excluding dividends

30

Latin America main units

Brazil (ex-ABN Real)

Net operating income

US$ million
+28%
717
893
870
987
1,183
1,144
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
+45%
1,610
2,327
1,143
+34%
1,526
H1'07
H1'08

Mexico

Net operating income

US$ million
+63%
474
503
551
533
673
820
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
+53%
976
1,493
706
+36%
960
H1'07
H1'08

Chile

Net operating income

US$ million
+48%
260
285
346
333
365
422
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
+45%
545
787
465
+14%
532
H1'07
H1'08

Santander

Latin America main units30 Brazil (ex-ABN Real)Mexico Net operating incomeNet operating income US$ millionUS$ million 2,3271,493 +28%+63% +45%+53% 1,183 1,144820 9871,610 673976 893 870 ProvisionsProvisions 717551 533 503 474 Net of1,526960 provisions 1,143 +34%Net of706 +36% provisions Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08 Chile Net operating income US$ million +48% +45% 787 422 545 365 346 333Provisions 285 260Net of+14% 465532 provisions Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08

31

Real Bank (Proforma data. Estimated under Spain's criteria)

Current situation

H1'08 activity and management

Volumes

% var. Jun'08 / Junr'07 in local currency

+33%
+23%
+0%
Loans
Deposits
Mut. Funds

Credit Quality

Jun'08

3.3%
125%
NPLs
Coverage

Results

Gross op. income

US$ million

3,690
+24%
4,579
H1'07
H1'08

Expenses

US$ million

1,812
+21%
2,200
H1'07
H1'08

Net op. income

US$ million

1,878
+27%
2,379
H1'07
H1'08

PBT

US$ million

1,042
+23%
1,285
H1'07
H1'08

Santander

31 Real Bank (Proforma data. Estimated under Spain’s criteria) Current situationResults Approved in July by the DNB the individual separation plan of Banco Real and activities in Gross op. incomeExpenses BrazilUS$ million US$ million The Brazilian Central Bank has approved the purchase by Santander+24% 4,579+21% 2,200 3,6901,812 Purchase completed H1’07H1’08H1’07H1’08 Consolidation by global integration into the Group’s P&L forecasted for the third quarter Net op. incomePBT H1’08 activity and management US$ million US$ million Volumes Credit Quality % var. Jun’08 / Junr’07 in local currencyJun’08+27% 2,379+23% 125%1,8781,285 +33%1,042 +23% 3.3% +0% H1’07H1’08H1’07H1’08 LoansDepositsMut. FundsNPLs Coverage

32

Financial Management and Equity Stakes
EUR Million

Attributable profit of FM and Equity Stakes

EUR million
296
+266
30
H1'07
H1'08

Variation H1'08 / H1'07 main effects:

▪ Accounted for by the equity method (contribution of ABN Real)	+454
▪ Gains on financial transactions (ALM hedges and loss of value Q1'07)	+379
▪ H1'07 capital gains (Intesa Sanpaolo stake)	-566
▪ Other (ABN financing cost net, expenses, allowances, taxes)	-1
Total impact on profit:	**+266**

Santander

Financial Management and Equity Stakes 32 EUR Million Exchange-rate impact in the operating areas is partly offset by the exchange rate position. Also, incorporation of ABN-Real Attributable profit of Variation H1’08 / H1’07 main effects: FM and Equity Stakes Accounted for by the equity method+454 EUR million(contribution of ABN Real) Gains on financial transactions+379 296 (ALM hedges and loss of value Q1’07) H1’07 capital gains-566 +266 (Intesa Sanpaolo stake) Other-1 30(ABN financing cost net, expenses, allowances, taxes) H1’07 H1’08Total impact on profit: +266

33 SECONDARY SEGMENTS

34

Retail Banking

Retail Banking (€)

Var. H1'08 / H1'07 (%)
Gross operating income
+14%
Expenses*
+4%
Net operating income
+22%
Net oper. inc. net of LLPs
+13%
PBT
+9%

PBT Retail Europe (€ Mill.)

2,521
+11%
2,789
H1'07
H1'08

PBT Retail UK (£ Mill.)

433
+21%
526
H1'07
H1'08
En €: +6%

PBT Retail LatAm ($ Mill.)

1,711
+24%
2,126
H1'07
H1'08
En €: +8%

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

34 Retail Banking Very good performance of retail banking (the Group’s core business), with recurrent and sustainable revenues and results PBT Retail Europe (€ Mill.) Retail Banking (€) 2,789 2,521 +11% Var. H1’08 / H1’07 (%) Gross operating+14%H1’07 H1’08 income PBT Retail UK (£ Mill.) Expenses*+4%526 433+21% En €: Net operating+6% +22% income H1’07 H1’08 Net oper. inc.PBT Retail LatAm ($ Mill.) +13% net of LLPs 2,126 1,711 +24% En €: PBT+9%+8% H1’07 H1’08 (*) Personnel + administrative expenses + depreciation and amortisation C74124 Page 199 of 226

35

Global Wholesale Banking (GBM)

PBT

EUR million
882
576
377
236
592
543
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Gross operating income

EUR million
Total
Trading
Customers
1,064
858
698
695
905
879
272
260
103
140
149
126
792
598
595
555
756
753
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Operating expenses

Santander

Global Wholesale Banking (GBM)35 Good performance of the area despite a sluggish market, thanks to solid customer revenues and cost control Gross operating income EUR million PBTTotal 1,064 858905879 EUR millionTrading 272 698695149126 260 882103140 Customers 792756753 598595555 576592 543 377Q1’07 Q2 Q3 Q4 Q1’08 Q2 236Operating expenses EUR million 334 271278285 254 255 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q1’07 Q2 Q3 Q4 Q1’08 Q2

36

Global Wholesale Banking (GBM)

Year-on-year increase in customer revenues (+9%)

Customer revenues. Geographic focus

EUR million

TOTAL
1,390
+9%
1,509
Latam
452
+34%
605
Europe
938
-4%
904
H1'07
H1'08

Customer revenues. Product focus

EUR million

TOTAL
1,390
+9%
1,509
Transactional Banking
275
+30%
357
Rates
384
+21%
463
Equity
385
+10%
425
Corporate finance
122
-62%
47
Credit
224
-3%
217
H1'07
H1'08

Santander

36 Global Wholesale Banking (GBM) Year-on-year increase in customer revenues (+9%) Drop in Europe (Q1’07 corporate operations) and solid growth in Latam By business: better in transactional, equities and rates (Santander Global Connect) Customer revenues. Geographic focusCustomer revenues. Product focus EUR millionEUR million +9%1,5091,509 +9% TOTAL1,390TOTAL1,390 357 Transactional275+30% +34%605 Latam452Banking Rates384 +21%463 Equity385 Europe-4%+10% 938904425 Corporate finance122-62% 47 224 -3%217 Credit H1’07 H1’08H1’07 H1’08

Asset Management and Insurance

37

PBT

Total area contribution: total revenues for the Group

EUR Million
Total
1,870
+3%
1,919
Insurance*
919
+22%
1,124
Asset Management
951
-16%
795
H1'07
H1'08

(*) Insurance fees plus insurance activity

Santander

Asset Management and Insurance37 Contribution to the Group’s revenues close to EUR 1 bill. in the quarter Insurance: good performance in all geographic areas Mutual Funds: impacted by greater focus on deposits and less attractiveness in Spain Total area contribution: PBTtotal revenues for the Group EUR Million EUR Million1,870+3%1,919 Total 162156 141139Insurance*1,124 134919+22% 107 Asset951 -16%795 Management Q1’07 Q2 Q3 Q4 Q1’08 Q2 H1’07 H1’08 (*) Insurance fees plus insurance activity

38 Agenda Group highlights in H1’08 Business areas performance H1’08 Conclusions Appendix

Santander offers a clear differential performance in an adverse 39 environment for the banking industry Attributable profit: +22% o/ H1’07 Strong ... EPS: +14.3% o/ H1’07 vs. sharp drop of peers average “Vertical”: wide open jaws (around 10 p.p.) and net operating ... and quality income net of LLPs at mid-double digit. results “Horizontal”: good performance of all branch networks -Spain: PBT at double digit -Abbey: PBT +20% in sterling, well above its peers -Latam: PBT > 20% in dollars Also, -Consumer Banking: good Q2 in Europe and USA -Wholesale: customer revenues increasing o/ H1’07

Santander offers a clear differential performance in an adverse 40 environment for the banking system ... Better NPL ratios than international competitors (Group) and Solid balance in areas where we operate sheet: credit High generic funds in Spain (x4 H1’08 annualised provisions) quality... Focus on mortgages quality (lower LTV of approvals) Higher effort on recoveries Comfortable position: - lower liquidity demanding model ... liquidity...- Medium and long term issuance capacity. In H1’08: approx. € 18.0 bn) ... and Solid capital ratios: core capital > 6% solvency

41

… that we expect to keep in the coming quarters …

Growth leverages …

… with specific "advantages" by unit

- **Spain branch networks:** limited impact of generic provisions
- **Consumer**: take advantage of critical mass and recent acquisitions synergies
- **Abbey:** profitable increase in mortgages. Opportunity in SMEs and credit cards
  - **A&L transaction**
- **Latam:** solid macro + bankarisation + superior execution
  - **Banco Real** (synergies)

Santander

... that we expect to keep in the coming quarters ...41 To offset downturn impact: -More diversified growth Growth -Price/spreads management and cost control leverages ... -Customer linkage improvement (+700,000 from Dec.07) -Service quality improvement (Contact Centre, Target 100...) Spain branch networks: limited impact of generic provisions Consumer: take advantage of critical mass and recent ... with acquisitions synergies specific Abbey: profitable increase in mortgages. Opportunity in SMEs “advantages” and credit cards by unitA&L transaction - Latam: solid macro + bankarisation + superior execution -Banco Real (synergies)

42 Agenda Group highlights in H1’08 Business areas performance H1’08 Conclusions Appendix

43 Appendix Units -Continental Europe -United Kingdom -Latin America

44 Continental Europe Main units performance Spreads performance NPLs and coverage ratio performance

45

Santander Branch Network

H1'08 key highlights

- **Lending slowdown and focus on liquidity capturing** (deposits and insurance savings)

Loans: +6% | **Savings: -2%**

% var. Jun'08 / Jun'07
+7%
+6%
+20%
-28%
+97%
Mortgages
Other loans
Deposits + Val. SAN
Mut. funds + Pensions
Insurance Savings-Inv

Results

Gross op. income
Base 100: Q1'07
100
105
104
105
115
118
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Efficiency ratio
% var. H1'08/H1'07
+14
+4
Revenues
Expenses
38.8%
35.7%
H1'07
H1'08

Net operating income
EUR million
+19%
691
727
714
731
837
863
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
+20%
1,418
1,699
1,254
+13%
1,416
H1'07
H1'08

Santander

45 Santander Branch Network H1’08 key highlightsResults Lending slowdown and focus on liquidity Gross op. incomeEfficiency ratio capturing (deposits and insurance savings)Base 100: Q1’07% var. H1’08/H1’07 Loans: +6%Savings: -2%115 118 +1438.8% % var. Jun’08 / Jun’07 105 104 105 100 +97%35.7% +4 +20%-28%Q1’07 Q2 Q3 Q4 Q1’08 Q2 +7% +6%Revenues Expenses H1’07 H1’08 Net operating income Mortgages Other loans Deposits + Mut. funds + Insurance EUR million Val. SANPensions Savings-Inv 1,699 +19%+20% 8631,418 837 727 714 731Provisions Expenses (+4%): slowing down after completing 691 branch expansion plan in 2007 (Q1’08: +6%; +13% 2007:+7%)1,416 1,254 Net of provisions LLPs: strong increase due to environment and release of specific provisions in Q1’07, partially Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08 offset by less generic provisions

46

Banesto

H1'08 key highlights

Loans: +11% | **Savings: +7%**

% var. Jun'08 / Jun'07

+5%
+16%
+19%
-31%
-3%
Mortgages
Other loans
Deposits
Mut. funds + Pensions
Insurance Savings-Inv

- **Expenses :** decreasing in real terms after completing branch expansion plan in 2007 and benefiting from the Menara plan
- **LLPs:** increasing in specific ones due to environment, offset by lower generic provisions

Results

Gross op. income

Base 100: Q1'07

100
101
105
107
110
111
+10
+3
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Revenues
Expenses

Efficiency ratio

% var. H1'08/H1'07

41.7%
39.6%
H1'07
H1'08

Net operating income

EUR Mill.

633
+14%
722
Provisions
Net of provisions
520
+14%
590
H1'07
H1'08

Santander

46 Banesto H1’08 key highlightsResults Activity: slowdown in loans (very relevant in Gross op. incomeEfficiency ratio mortgages) and commercial policy toward Base 100: Q1’07% var. H1’08/H1’07 deposits 110 111 +1041.7% Loans: +11%Savings: +7% 105 107 % var. Jun’08 / Jun’07 100 101 +339.6% +16%+19% +5% Q1’07 Q2 Q3 Q4 Q1’08 Q2 Revenues Expenses H1’07 H1’08 -3% -31%Net operating income Mortgages Other loans Deposits Mut. funds + Insurance Pensions Savings-InvEUR Mill. 722 +13%+14% 633 357 365 353 Provisions 322 326 311 Expenses : decreasing in real terms after +14% 590 completing branch expansion plan in 2007 and 520 Net of benefiting from the Menara planprovisions LLPs: increasing in specific ones due to Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08 environment, offset by lower generic provisions

47

Santander Consumer Finance

H1'08 key highlights

SANTANDER CONSUMER EUROPE

New lending

Var. Jan-Jun'08 / Jan-Jun'07 in euros

+9%
+13%
-20%
+35%
+21%
Germany
Italy
Spain
Nordic
Eastern E.

SANTANDER CONSUMER USA (Drive)

- **Good management in a recession environment**

Var. Jun'08 / Jun'07 in dollars

+45%
Assets

Attr. Profit (USD mill.)

65
+22%
79
H1'07
H1'08

Results

Gross op. income

Base 100: Q1'07

100
109
108
108
116
129
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Efficiency ratio

% var. H1'08/H1'07

+17
+9
Revenues
Expenses
29.2%
27.1%
H1'07
H1'08

Net operating income

EUR million

+23%
440
481
483
463
516
594
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
+20%
921
1,109
511
+8%
554
H1'07
H1'08

Santander

Santander Consumer Finance47 H1’08 key highlightsResults SANTANDER CONSUMER EUROPE Gross op. incomeEfficiency ratio Improving revenues trend: recovery in Germany, Base 100: Q1’07% var. H1’08/H1’07 focus on spreads and higher cross-selling New lending129 +17 Var. Jan-Jun’08 / Jan-Jun’07 in euros29.2% 116 +35%109+927.1% +21%108 +9%+13%108 100 -20%Revenues Expenses Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08 GermanyItalySpainNordic Eastern E. Expenses: decelerating after launching of new business platforms in H2’07Net operating income LLPs: increasing due to environment worsening EUR million SANTANDER CONSUMER USA (Drive)+20% 1,109 +23% 594921 516 Good management in a recession environment481 483 463 440Provisions Var. Jun’08 / Jun’07 in dollarsAttr. Profit (USD mill.) +45% Net of +8% 554 79511 65+22%provisions Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08 AssetsH1’07 H1’08

48

Portugal

H1'08 key highlights

- **Business growth ...**
  - In loans and savings, focus on individuals and SMEs

Loans: +10% **Savings: -1%**

% var. Jun'08 / Jun'07

+7%
+22%
+14%
+16%
-23%
-10%
Individuals
SMEs / Business
Corporates
Deposits
Mut. funds + Pensions
Insurance Savings-Inv

Results

Gross op. income

Base 100: Q1'07

100
101
97
97
101
101
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Efficiency ratio

% var. H1'08/H1'07

+1
+2
Revenues
Expenses
42.7%
43.3%
H1'07
H1'08

Net operating income

EUR million

Provisions
Net of provisions
351
+0%
351
339
+2%
344
H1'07
H1'08

Santander

48 Portugal H1’08 key highlightsResults Business growth ...Gross op. incomeEfficiency ratio -In loans and savings, focus on individuals and SMEsBase 100: Q1’07% var. H1’08/H1’07 Loans: +10%Savings: -1% 100 101101 10143.3% % var. Jun’08 / Jun’07+2 979742.7% +1 +22% +14%+16% +7% Q1’07 Q2 Q3 Q4 Q1’08 Q2 Revenues Expenses H1’07 H1’08 -10% -23% Individuals SMEs / Corporates Deposits Mut. funds InsuranceNet operating income Business+ Pensions Savings-Inv EUR million 351 +0% 351 -2%Provisions Year-on-year comparison impacted by wholesale 174 177177 174 operations in H1’07. Retail banking PBT: +12%.164 157 Net of +2% 339344 provisions Expenses: excellent trend, below inflation. LLPs: lower due to portfolio sales. Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08

49

Continental Europe. Main units spreads

(%)

Santander Branch Network

3.47 3.69 3.94 3.98 3.82 3.87
2.22 2.43 2.70 2.66 2.44 2.48
1.25 1.26 1.24 1.32 1.38 1.39
Q1'07 Q2 Q3 Q4 Q1'08 Q2
Loans
Deposits
Total

Banesto Retail Banking

3.35 3.39 3.48 3.49 3.27 3.43
2.03 2.11 2.19 2.15 1.90 2.01
1.32 1.28 1.29 1.34 1.37 1.42
Q1'07 Q2 Q3 Q4 Q1'08 Q2
Loans
Deposits
Total

Santander Consumer Lending

Portugal Retail Banking

3.42 3.44 3.52 3.51 3.43 3.33
1.96 2.01 2.17 2.14 1.96 1.94
1.46 1.43 1.35 1.37 1.47 1.39
Q1'07 Q2 Q3 Q4 Q1'08 Q2
Loans
Deposits
Total

Santander

49 Continental Europe. Main units spreads (%) Santander Branch NetworkBanesto Retail Banking 3.983.353.393.48 3.493.43 3.943.823.873.27 3.69 3.47 2.70 2.662.032.112.192.152.01 2.222.432.442.481.90 1.321.281.291.341.371.42 1.251.261.241.321.381.39 Q1’07 Q2 Q3 Q4 Q1’08 Q2Q1’07 Q2 Q3 Q4 Q1’08 Q2 LoansDepositsTotalLoansDepositsTotal Santander Consumer LendingPortugal Retail Banking 3.42 3.443.523.513.43 3.33 4,103.993.822.012.172.14 3.673.693.631.961.961.94 1.461.431.351.371.471.39 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q1’07 Q2 Q3 Q4 Q1’08 Q2 LoansDepositsTotal

50

Continental Europe. NPLs and coverage

Banco Santander *

355%
169%
0.41%
1.06%
Jun'07
Jun'08
NPLs
Coverage

Banesto

386%
202%
0.42%
0.80%
Jun'07
Jun'08
NPLs
Coverage

Santander Consumer

113%
90%
2,78%
3,49%
Jun'07
Jun'08
NPLs
Coverage

Portugal

121%
93%
1,27%
1,53%
Jun'07
Jun'08
NPLs
Coverage

Santander

50 Continental Europe. NPLs and coverage Banco Santander *Banesto 355%386% 169%202% 0.41%1.06%0.42%0.80% Jun’07 Jun’08Jun’07 Jun’08 NPLsCoverageNPLsCoverage Santander ConsumerPortugal 113%121% 90%93% 3,49% 2,78%1,53% 1,27% Jun’07 Jun’08Jun’07 Jun’08 NPLsCoverageNPLsCoverage (*) In June 2008 Santander Branch Network had a NPL ratio of 1.33% and a coverage ratio of 130%

51 United Kingdom Business performance Spreads performance Non-performing loans and coverage ratio performance

52

United Kingdom. Business performance

Mortgages

Lending
£ Bill.
+16%
Gross
16.8
19.5
Repayments
13.3
11.2
Net
3.6
x2.3
8.3
H1'07
H1'08
Stock
£ Bill.
+13%
105.1
118.7
H1'07
H1'08
Spread*: -7 b.p.

UPLs

Gross lending
£ Mill.
-18%
617
cahoot
86
503
64
531
439
H1'07
H1'08
Stock
£ Bill.
-20%
3.1
cahoot
0.9
2.5
0.5
2.2
2.0
H1'07
H1'08
Spread*: +98 b.p.

Deposits and investment business

Net flows
£ Bill.
+39%
2.8
0.9
1.9
3.9
1.1
2.8
H1'07
H1'08
Retail deposits
API**
Stock
£ Bill.
+6%
70.5
6.7
63.8
74.8
6.8
68.0
H1'07
H1'08
Spread*: +3 b.p.

Current accounts

Account openings standard
(000s).
+42%
125
177
H1'07
H1'08
Account balances
£ Bill.
+1%
5.0
5.1
H1'07
H1'08
Spread*: -5 b.p.

Santander

52 United Kingdom. Business performance MortgagesUPLs LendingStockGross lendingStock £ Bill. £ Bill. £ Mill. £ Bill. +16%+13% 118.7-18% 19.5617-20% Gross16.8105.1503 cahoot 863.1 11.2642.5 cahoot 0.9 Repayments 13.30.5 531439 8.32.22.0 x2.3 Net3.6 H1’07 H1’08H1’07 H1’08H1’07 H1’08H1’07 H1’08 Spread*: -7 b.p.Spread*: +98 b.p. Deposits and investment businessCurrent accounts Net flowsStockAccount openings standardAccount balances £ Bill. £ Bill. £ Bill. +39%(000s). +1% 3.9+6%+42%177 74.85.1 70.55.0 2.81.16.8 6.7125 0.9 63.868.0 2.8 1.9 H1’07 H1’08H1’07H1’08H1’07 H1’08H1’07 H1’08 Retail depositsAPI**Spread*: +3 b.p.Spread*: -5 b.p. (*) Spread H1’08 vs H2’07: mortgages +2 bp, UPLs +78 bp, deposits -2 bp and current accounts -56 bp (**) API (Annual C74124 Page 217 of 226 Premium Income) measures the net business flows that impact revenue and commissions, excluding redemptions and market movements in revenues and fees

53

Abbey. Spreads and NPLs ratio
(%)

Spreads Retail Banking

1.97
2.01
2.01
1.98
2.00
1.95
1.28
1.32
1.36
1.37
1.34
1.25
0.69
0.69
0.65
0.61
0.66
0.70
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Loans
Deposits
Total

NPLs and coverage

78%
55%
0.55%
0.70%
Jun'07
Jun'08
NPLs
Coverage

Santander

52 United Kingdom. Business performance MortgagesUPLs LendingStockGross lendingStock £ Bill. £ Bill. £ Mill. £ Bill. +16%+13% 118.7-18% 19.5617-20% Gross16.8105.1503 cahoot 863.1 11.2642.5 cahoot 0.9 Repayments 13.30.5 531439 8.32.22.0 x2.3 Net3.6 H1’07 H1’08H1’07 H1’08H1’07 H1’08H1’07 H1’08 Spread*: -7 b.p.Spread*: +98 b.p. Deposits and investment businessCurrent accounts Net flowsStockAccount openings standardAccount balances £ Bill. £ Bill. £ Bill. +39%(000s). +1% 3.9+6%+42%177 74.85.1 70.55.0 2.81.16.8 6.7125 0.9 63.868.0 2.8 1.9 H1’07 H1’08H1’07H1’08H1’07 H1’08H1’07 H1’08 Retail depositsAPI**Spread*: +3 b.p.Spread*: -5 b.p. (*) Spread H1’08 vs H2’07: mortgages +2 bp, UPLs +78 bp, deposits -2 bp and current accounts -56 bp (**) API (Annual C74124 Page 217 of 226 Premium Income) measures the net business flows that impact revenue and commissions, excluding redemptions and market movements in revenues and fees

54 Latin America Main units performance Spreads performance Non-performing loans and coverage ratio performance

55

Brazil

Macro and financial environment

H1'08 key highlights

Loans: +21% **Savings: +15%**

% var. Jun'08 / Jun'07 in local currency

+21%
+49%
+19%
+36%
+1%
Individual customers
SMEs
Companie +GWB
Deposits excl. Repo's
Mutual funds

Results

Gross op. income

Base 100: Q1'07 US$

100
117
120
139
151
151
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Efficiency ratio

% var. H1'08/H1'07 US$

+39
+30
Revenues
Expenses
38.8%
36.9%
H1'07
H1'08

Net operating income

US$ Mill.

+28%
717
893
870
987
1,183
1,144
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
+45%
1,610
2,327
1,143
+34%
1,526
H1'07
H1'08

Santander

55 Brazil Macro and financial environmentResults Solid macro fundamentals and GDP ‘08e:+4.7%. Upgrade to investment-grade (country-risk: 221 b.p.)Gross op. incomeEfficiency ratio Interest rates rise (+175 b.p. o/ Dec’07) due to inflation Base 100: Q1’07 US$% var. H1’08/H1’07 US$ Fin. system loans: +32%; Fin. system savings: +22% 151 151 139+3938.8% H1’08 key highlights +30 117 120 Customers: total +0.7 million and +286,000 linked in 10036.9% twelve months Activity: growing above market in loans to SMEs and deposits ... Q1’07 Q2 Q3 Q4 Q1’08 Q2 Revenues Expenses H1’07 H1’08 Loans: +21% Savings: +15% % var. Jun’08 / Jun’07 in local currencyNet operating income +49%US$ Mill. +36%2,327 +28% +21%+19%+45% 1,183 1,144 +1%9871,610 893 870 IndividualSMEs CompaniesDeposits Mutual funds717Provisions customers+GWBexcl. Repo’s Net of 1,526 Expenses: higher due to commercial expansion, provisions 1,143 +34% slowing down in recent months LLPs: increasing due to change of mix. Premium risk Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08 stable in the last quarters

56

Mexico

Macro and financial environment

H1'08 key highlights

Loans: +16% | **Savings: +11%**

% var. Jun'08 / Jun'07 en moneda local

+21%
+36%
+12%
+9%
+15%
Individual customers
SMEs
Companies +GWB
Deposits excl. Repo's
Mutual funds

Results

Gross op. income

Base 100: Q1'07 US$

100
103
115
114
132
151
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Efficiency ratio

% var. H1'08/H1'07 US$

+39
+19
35.8%
30.7%
Revenues
Expenses
H1'07
H1'08

Net operating income

US$ Mill.

+63%
474
503
551
533
673
820
Q1'07
Q2
Q3
Q4
Q1'08
Q2
+53%
1,493
976
Provisions
Net of provisions
706
+36%
960
H1'07
H1'08

Santander

56 Mexico Macro and financial environmentResults Solid macro fundamentals and GDP ‘08e:+3%. Higher inflation raises interest rates (+50 bp o/ Dec’07)Gross op. incomeEfficiency ratio Institutional stability, with first reforms and sovereign Base 100: Q1’07 US$% var. H1’08/H1’07 US$ rating improvement (BBB+) in H2’07+39 151 Fin. system loans: +17%; Fin. system savings: +10%35.8% 132 H1’08 key highlights115 114+19 100 103 Customers: total +0.7 mill. and +188,000 linked in 30.7% the last 12 months growing above market in new housing and Q1’07 Q2 Q3 Q4 Q1’08 Q2 Revenues Expenses H1’07 H1’08 Activity: SMEs loans and in savings (term and mutual funds) Loans: +16%Savings: +11%Net operating income % var. Jun’08 / Jun’07 en moneda local US$ Mill. +36% 1,493 +21%+63% +12%+15%+53% +9%820 673976 IndividualSMEs CompaniesDeposits Mutual funds551 533Provisions 474 503 customers+GWBexcl. Repo’s 960 Net of 706 Expenses: higher due to programs to develop +36% provisions commercial business, but slowing down LLPs: increasing due to change of mix and cards Q1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08 (better NPLs ratio than competitors)

57

Chile

Macro and financial environment

Key Highlights in H1'08

Loans: +21% | **Savings: +16%**

% var. Jun'08 / Jun'07 in local currency

+19%
+20%
+22%
+20%
+5%
Individual customers
SMEs
Companies +GWB
Deposits excl. Repo's
Mutual funds

Results

Gross op. income

Base 100: Q1'07 US$

100
111
129
129
137
155
Q1'07
Q2
Q3
Q4
Q1'08
Q2

Efficiency ratio

% var. H1'08/H1'07 US$

+39
+31
Revenues
Expenses
39.8%
37.7%
H1'07
H1'08

Net operating income

US$ Million

+48%
260
285
346
333
365
422
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Provisions
Net of provisions
+45%
545
787
465
+14%
532
H1'07
H1'08

Santander

57 Chile Macro and financial environmentResults Macro: solid fundamentals, GDP ‘08(e)= +4% and country rating improvement (A+) at end of 2007 Gross op. incomeEfficiency ratio Higher inflation raises inter. rates (+125 bp o/Dec07)Base 100: Q1’07 US$% var. H1’08/H1’07 US$ Fin. system loans: +22%; Fin. system savings: +18% 39.8% 155 +39 Key Highlights in H1’08+31 129 129 137 Customers: +0.3 mill. total and +78,000 linked11137.7% 100 Activity: focus on profitability with higher market share in revenues and profit Q1’07 Q2 Q3 Q4 Q1’08 Q2 Revenues Expenses H1’07 H1’08 Loans: +21%Savings: +16% % var. Jun’08 / Jun’07 in local currency Net operating income +20%+22%+20% +19% US$ Million +5% +48% +45% 787 422 IndividualSMEs CompaniesDeposits Mutual funds 545 customers+GWBexcl. Repo’s365 346Provisions 333 higher due to programs to develop 285 Expenses:260 Net of +14% 532 commercial business, but slowing down 465 provisions LLPs: increasing due to change of mix and higher risk premiumQ1’07 Q2 Q3 Q4 Q1’08 Q2H1’07 H1’08

58

Latin America. Main country spreads
(%)

Retail Banking Brazil
18.04
17.89
17.44
17.35
16.94
16.39
16.42
16.46
16.04
16.03
15.65
15.13
1.62
1.43
1.40
1.32
1.29
1.26
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Loans
Deposits
Total

Retail Banking Mexico
14.39
14.25
14.41
14.02
14.71
14.90
10.84
10.79
10.99
10.64
11.19
11.44
3.55
3.46
3.42
3.38
3.52
3.46
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Loans
Deposits
Total

Retail Banking Chile
7.35
7.75
8.28
8.24
8.40
8.61
5.11
5.21
5.32
5.26
5.33
5.45
2.24
2.54
2.96
2.98
3.07
3.16
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Loans
Deposits
Total

Santander

58 Latin America. Main country spreads (%) Retail Banking BrazilRetail Banking Mexico 18.0417.8917.44 17.3514.3914.2514.4114.7114.90 16.9416.3914.02 16.4216.4616.04 16.0315.6510.8411.44 15.1310.79 10.9910.6411.19 1.621.431.40 1.321.291.263.55 3.52 3.463.42 3.38 3.46 Q1’07 Q2 Q3 Q4 Q1’08 Q2Q1’07 Q2 Q3 Q4 Q1’08 Q2 LoansDepositsTotalLoansDepositsTotal Retail Banking Chile 8.28 8.24 8.40 8.61 7.75 7.35 5.215.325.265.335.45 5.11 3.16 2.962.983.07 2.242.54 Q1’07 Q2 Q3 Q4 Q1’08 Q2 LoansDepositsTotal

59

Latin America. NPLs and coverage ratio

Brazil

102%
103%
2.70%
3.11%
Jun'07
Jun'08
NPLs
Coverage

Mexico

217%
158%
1.05%
1.45%
Jun'07
Jun'08
NPLs
Coverage

Chile

132%
111%
1.88%
2.28%
Jun'07
Jun'08
NPLs
Coverage

Santander

59 Latin America. NPLs and coverage ratio BrazilMexico 217% 102%103%158% 3.11%1.45% 2.70%1.05% Jun’07 Jun’08Jun’07 Jun’08 NPLsCoverageNPLsCoverage Chile 132% 111% 2.28% 1.88% Jun’07 Jun’08 NPLsCoverage

Relations with Investors and Analysts Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com C74124 Page 225 of 226

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 30, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President